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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 31, 2006.

Commission File Number 033-74656-99

                          WESTERN FOREST PRODUCTS INC.
                (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        WESTERN FOREST PRODUCTS INC.
                                        (Registrant)


Date April 10, 2006                     By /s/ Paul Ireland
                                           -------------------------------------
                                           (Signature) *
                                           Paul Ireland
                                           Chief Financial Officer

----------
*    Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)   PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                   FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

Consolidated Financial Statements
(Expressed in Canadian dollars)

WESTERN FOREST PRODUCTS INC.

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Western Forest Products Inc. is responsible for the accompanying Consolidated Financial Statements and all other information in the Management's Discussion and Analysis. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, which recognize the necessity of relying on some best estimates and informed judgments. All financial information in the Management's Discussion and Analysis is consistent with the Consolidated Financial Statements.

To discharge its responsibilities for financial reporting and safeguarding of assets, management depends on the Company's systems of internal accounting control. These systems are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. Management meets the objectives of internal accounting control on a cost-effective basis through the prudent selection and training of personnel, adoption and communication of appropriate policies, and employment of an internal audit program.

The Board of Directors oversees management's responsibilities for the Consolidated Financial Statements primarily through the activities of its Audit Committee, which is composed solely of directors who are neither officers nor employees of the Company. This Committee meets with management and the Company's independent auditors KPMG LLP to review the Consolidated Financial Statements and recommend approval by the Board of Directors. The Audit Committee is also responsible for making recommendations with respect to the appointment, remuneration and the terms of engagement of the Company's auditors. The Audit Committee also meets with the auditors, without the presence of management, to discuss the results of the audit and related findings.

The Consolidated Financial Statements have been audited by KPMG LLP, who were appointed by the shareholders at the annual shareholders' meeting. The auditors' report follows.


-------------------------------------   ----------------------------------------
(SIGNED) REYNOLD HERT                   (SIGNED) PAUL IRELAND
President and                           Chief Financial Officer
Chief Executive Officer

March 27, 2006

(KPMG LOGO)

KPMG LLP                                                Telephone (604) 691-3000
CHARTERED ACCOUNTANTS                                   Fax       (604) 691-3031
PO Box 10426 777 Dunsmuir Street                        Internet  www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Western Forest Products Inc. (the "Company") as at December 31, 2005, December 31, 2004 and July 28, 2004 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2005, period from July 28, 2004 to December 31, 2004 for the Company and, for the Company's Predecessor Company, Doman Industries Limited, for the period from January 1, 2004 to July 27, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005, December 31, 2004 and July 28, 2004 and the results of the Company's operations and cash flows for the year ended December 31, 2005, and the period from July 28, 2004 to December 31, 2004, and for the Predecessor Company from January 1, 2004 to July 27, 2004, in accordance with Canadian generally accepted accounting principles.


KPMG LLP (SIGNED)

Chartered Accountants

Vancouver, Canada

February 17, 2006, except for notes 6, 11(a), 11(c) and 18
   which are as of March 17, 2006

       KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

WESTERN FOREST PRODUCTS INC.

Consolidated Balance Sheets
(Expressed in millions of Canadian dollars)

                                              December 31,   December 31,
                                                  2005           2004
                                              ------------   ------------
Assets

Current assets:
   Cash                                         $  29.6         $  5.0
   Accounts receivable                             71.6           78.0
   Inventory (note 3)                             126.1          176.7
   Restricted cash (note 6)                         8.9            2.9
   Prepaid expenses                                 5.5            5.2
                                                -------         ------
                                                  241.7          267.8
Restricted assets (note 6)                           --           21.5
Investments                                         7.2            7.1
Property, plant and equipment (note 4)            323.7          395.6
Other assets                                        2.6            1.4
                                                -------         ------
                                                $ 575.2         $693.4
                                                =======         ======

Liabilities and Shareholders' Equity

Current liabilities:
   Revolving credit facility (note 5)           $  71.4         $ 78.1
   Accounts payable and accrued liabilities       117.4           72.2
                                                -------         ------
                                                  188.8          150.3
Long-term debt (note 6)                           247.9          253.5
Future income taxes (note 7)                         --           10.5
Other long-term liabilities (note 8)               28.0           29.4
                                                -------         ------
                                                  464.7          443.7

Shareholders' equity:
   Share capital (note 10):
      Common shares                               255.2          255.2
      Contributed surplus                           0.4             --
   Deficit                                       (145.1)          (5.5)
                                                -------         ------
                                                  110.5          249.7
                                                -------         ------
                                                $ 575.2         $693.4
                                                =======         ======

Basis of presentation and reorganization proceedings (notes 1 and 17) Commitments and contingencies (note 11)
Subsequent events (notes 6, 11(a), 11(c) and 18)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"REYNOLD HERT" Director

"JOHN MACINTYRE" Director

WESTERN FOREST PRODUCTS INC.

Consolidated Statements of Operations and Deficit
(Expressed in millions of Canadian dollars, except for share and per share amounts)

                                                            Year ended     July 28 to      January 1
                                                           December 31,   December 31,    to July 27,
                                                               2005           2004            2004
                                                           ------------   ------------   -------------
                                                                                         (Predecessor)
Sales                                                        $ 666.8        $ 324.1         $ 435.7
Costs and expenses:
   Cost of goods sold                                          560.5          263.9           308.0
   Anti-dumping and countervailing duties                       36.4           21.1            24.0
   Freight expenses                                             63.1           27.9            30.4
   Selling and administration                                   23.2            9.2            11.0
   Amortization of property, plant and equipment                28.2           14.2            33.0
                                                             -------        -------         -------
                                                               711.4          336.3           406.4
                                                             -------        -------         -------
Operating earnings (loss) before write-down of
   property, plant and equipment and operating
   restructuring costs                                         (44.6)         (12.2)           29.3
Write-down of property, plant and equipment and
   operating restructuring costs (note 15)                     (73.4)            --              --
                                                             -------        -------         -------
Operating earnings (loss)                                     (118.0)         (12.2)           29.3
Interest expense on bank indebtedness                           (4.6)          (1.7)           (1.7)
Interest expense on long-term debt                             (39.8)         (17.0)          (67.4)
Foreign exchange gains (losses) on long-term debt                8.3           27.4           (24.2)
Amortization of deferred finance costs and debt discount        (2.7)          (1.1)           (2.3)
Other income (expense) (note 16)                                 7.3           (0.1)           (5.9)
Financial restructuring costs (note 17)                           --             --           (11.4)
                                                             -------        -------         -------
Loss before income taxes                                      (149.5)          (4.7)          (83.6)
Income tax recovery (expense) (note 7)                           9.9           (0.8)           (0.1)
                                                             -------        -------         -------
Net loss from continuing operations                           (139.6)          (5.5)          (83.7)
Net loss from discontinued operations (note 17(1)(ii))            --             --           (12.4)
                                                             -------        -------         -------
Net loss                                                      (139.6)          (5.5)          (96.1)
Deficit, beginning of period                                    (5.5)            --          (724.1)
                                                             -------        -------         -------
Deficit, end of period                                       $(145.1)       $  (5.5)        $(820.2)
                                                             =======        =======         =======
Loss per share (note 10(d)):
   Basic                                                     $ (5.45)       $ (0.21)        $ (2.33)
   Diluted                                                     (5.45)         (0.21)          (2.33)
Weighted average number of common and non-voting
   shares outstanding (thousands of shares)                   25,632         25,635          42,481
Provision for dividends on preferred shares for
   loss per share calculations                               $    --        $    --         $  (2.8)
                                                             =======        =======         =======

See accompanying notes to consolidated financial statements.

WESTERN FOREST PRODUCTS INC.

Consolidated Statements of Cash Flows
(Expressed in millions of Canadian dollars)

                                                         Year ended     July 28 to     January 1 to
                                                        December 31,   December 31,      July 27,
                                                            2005           2004            2004
                                                        ------------   ------------   -------------
                                                                                      (Predecessor)
Cash provided by (used in):
Operating activities:
   Net loss from continuing operations                    $(139.6)        $ (5.5)        $(83.7)
   Items not involving cash:
      Amortization of property, plant and equipment          28.2           14.2           33.0
      Write-down of property, plant and equipment            45.3             --             --
      Write-down of supplies inventory                       10.8             --             --
      Amortization and write-down of deferred charges         0.3            0.2            2.3
      Foreign currency translation gain                      (8.3)         (27.4)          24.2
      Accretion of debt discount                              2.7            1.1             --
      Loss (gain) on property, plant and equipment
         disposals                                          (12.7)            --            0.5
      Future income tax recovery                            (10.5)            --             --
      Other                                                  (1.1)          (1.9)          (0.2)
                                                          -------         ------         ------
                                                            (84.9)         (19.3)         (23.9)
   Changes in non-cash working capital items:
      Accounts receivable                                     6.4           (0.9)         (14.2)
      Inventory                                              39.8            8.9          (51.7)
      Prepaid expenses                                       (0.3)           3.3           (4.0)
      Accounts payable and accrued liabilities               45.2          (16.1)          95.9
                                                          -------         ------         ------
                                                             91.1           (4.8)          26.0
                                                          -------         ------         ------
   Continuing operations                                      6.2          (24.1)           2.1
   Discontinued operations                                     --             --           (2.3)
                                                          -------         ------         ------
                                                              6.2          (24.1)          (0.2)
Investing activities:
   Additions to property, plant and equipment                (9.2)          (5.3)          (3.5)
   Additions to capitalized roads                            (9.1)          (6.3)         (21.1)
   Disposals of property, plant and equipment                29.4            2.9            1.1
   Restricted cash (note 6)                                  (6.0)          (2.9)            --
   Bill 28 takeback proceeds and infrastructure
      advance (note 6)                                       21.5             --             --
   Other                                                     (1.5)          (0.4)           1.2
                                                          -------         ------         ------
                                                             25.1          (12.0)         (22.3)
Financing activities:
   Revolving credit facility                                 (6.7)          28.4           19.3
                                                          -------         ------         ------
Increase (decrease) in cash                                  24.6           (7.7)          (3.2)
Cash, beginning of period                                     5.0           12.7           15.9
                                                          -------         ------         ------
Cash, end of period                                       $  29.6         $  5.0         $ 12.7
                                                          =======         ======         ======
Supplementary information:
   Cash paid for:
      Interest                                            $  14.6         $ 18.5         $ 69.1
      Income taxes                                            0.9             --            0.6
   Non-cash item:
      Take-back proceeds receivable
      (note 11(c)(iii))                                        --           21.5             --
                                                          =======         ======         ======

See accompanying notes to consolidated financial statements.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

1.   BASIS OF PRESENTATION:

     Western Forest Products Inc.'s (the "Company" or "Western") business is timber harvesting and lumber manufacturing for worldwide markets. The Company has historically also carried on pulp operations consisting of producing and marketing pulp. As discussed in note 15(a), the Company is exiting the pulp business. Western's active subsidiaries, all wholly owned, are as follows:

          Western Pulp Limited
          WFP Lumber Sales Limited
          WFP Western Lumber Ltd. (formerly 4018982 Canada Inc. and prior to that, Doman Western Lumber Ltd.)

     The Company acquired all of its operating assets from Doman Industries Limited and certain of its subsidiaries ("Doman" or the "Predecessor") on July 27, 2004. For a complete discussion of the Company's acquisition of Doman's assets and Doman's reorganization, please see Reorganization Proceedings (note 17).

     The Predecessor's financial information has been presented to provide additional information for the reader. In reviewing the Predecessor's financial information, readers are reminded that it does not reflect the effects of the financial reorganization or the application of its accounting described in note 17.

     The Company has incurred a net loss for the year ended December 31, 2005 of $139.6 million and at December 31, 2005, has an accumulated deficit of $145.1 million. Included in the net loss for the year ended December 31, 2005 is $73.4 million in write-downs of assets and restructuring costs related to pulp mill and sawmill closures and $7.4 million for other operating losses of the pulp mill which will be closed permanently in early 2006 (note 15). At December 31, 2005, the Company has cash, restricted cash and available lines of credit totaling $54.5 million to fund future operations.

     In response to the losses that were being incurred during 2005, the Company closed and consolidated certain of its operations so as to lower its cost structure and improve future operating results. In addition, the Company has entered into an agreement to acquire Cascadia Forest Products Ltd. ("Cascadia") (note 11(a)). The Company is financing the proposed acquisition and raising additional working capital through an equity rights offering and a refinancing of its long-term debt and revolving credit facility (notes 6 and 11(a)). Closing of the Cascadia acquisition is dependent on receiving approvals from certain governmental authorities.

     Market conditions including foreign exchange rates, prices for its products and other factors will have a significant impact on the ability of the Company to improve financial performance over the next fiscal year. In addition to market conditions, future profitable operations on a long-term basis are also dependent on the Company's ability to successfully integrate its operations with Cascadia's operations and realize significant synergies that should help reposition the Company to successfully compete in global softwood markets. The Company anticipates that the governmental approvals will be received in April of 2006 and the various agreements for the acquisition, the equity rights offering and revolving credit facility will close at that time. In the event that market conditions are not favourable and the acquisition of Cascadia and related financings does not close, the Company will need to consider other strategic alternatives to finance and maintain its operations.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES:

     The significant policies are summarized below.

     (a)  Basis of consolidation:

          These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the accounts of Western Forest Products Inc. and all of its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

     (b)  Use of estimates:

          The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas requiring the use of management estimates include inventory valuations, depreciation and amortization rates, reforestation liabilities, asset retirement obligations and asset impairment provisions. Actual results may differ from those estimates.

     (c)  Inventory:

          Inventory, other than supplies which are valued at specific cost, are valued at the lower of average cost and net realizable value as follows:

          (i)  Lumber by species (hemlock, fir and cedar);

          (ii) Logs by sawlogs and pulp logs; and

          (iii) NBSK pulp and chips in aggregate.

     (d)  Property, plant and equipment:

          Property, plant and equipment are initially recorded at cost. Amortization periods range from 5 to 10 years, except:

          (i) Logging roads: spur roads are expensed; temporary roads with a life of over three years are capitalized and amortized on a unit of production basis over the estimated volume of timber; and mainline roads are amortized on a straight line basis over the expected lives of the roads which range from 7 to 20 years.

          (ii) Timberlands: Tree Farm Licences and Forest Licences are capitalized and amortized on a straight-line basis over 40 years; private timberlands are capitalized and amortized over the properties' harvested timber volume.

          (iii) Squamish Pulp Mill: amortization is on a unit of production basis over 15 years.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (e)  Impairment of long-lived assets:

          The Company conducts reviews for the impairment of property, plant and equipment (long-lived assets) on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when estimates of future undiscounted cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. An impairment loss is measured based on the difference between the carrying value and fair value of the impaired assets. The Company has recorded impairment charges in 2005 (note 15).

     (f)  Foreign currency translation:

          Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the period-end exchange rates. All exchange gains and losses are included directly in earnings. Exchange gains and losses included in earnings that relate to long-term debt are considered to be an integral part of financing costs and, accordingly, are included in interest expense.

     (g)  Asset retirement obligations:

          The Company recognizes asset retirement obligations at fair value in the period in which the legal obligation is incurred, with the fair value of the liability determined with reference to the present value of estimated future cash flows. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur. The Company's asset retirement obligations relate to silviculture liabilities accrued for future reforestation costs and road deactivation costs.

     (h)  Reforestation obligation:

          Timber is harvested under various licences issued by the Province of British Columbia. The future estimated reforestation obligation is accrued on the basis of the volume of timber cut. The obligation is recognized at the fair value in the period in which the legal obligation was incurred, with the fair value of a liability determined with reference to the present value of estimated future cash flows.

          In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur. The non-current and current portion of this obligation are included in other liabilities and accounts payable and accrued liabilities, respectively.

     (i)  Revenue recognition:

          Sales are recognized when title to the goods transfers and the risk and rewards of ownership are passed to the customer which is generally at the time products are shipped to external customers. Sales are reported net of discounts and allowances. Amounts charged to customers for shipping and handling are recognized as revenue and shipping and handling costs and lumber duties incurred by the Company are recorded in costs and expenses.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (j)  Stock-based compensation:

          The Company has established a stock-based compensation plan for eligible directors, officers and employees (note 10(b)). The Company's stock-based compensation plan is accounted for using a fair value method. The fair value of the options is determined using an option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the options, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option. Cash consideration received from employees when they exercise the options is credited to share capital.

     (k)  Income taxes:

          The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences (differences between the accounting bases and the tax bases of existing assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

     (l)  Employee future benefits:

          The Company has various defined benefit plans that provide both pension and other retirement benefits to most of its salaried employees and certain hourly employees not covered by forest industry union plans. The Company also provides certain health care benefits and pension bridging benefits to eligible retired employees.

          The Company accrues the costs and related obligations of the defined benefit pension and other retirement benefit plans using the projected benefit actuarial method prorated on service and management's best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) arise from the difference between the actual and expected long-term rates of return on plan assets for a period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees, which ranges between 12 and 15 years for both pension and other benefit plans. Past service costs arising from plan amendments are deferred and amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

          For hourly employees covered by forest industry union defined benefit pension plans, earnings are charged with the Company's contribution as required under the collective agreements.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (m)  Adoption of accounting policies:

          As a result of fresh start accounting (note 17), the Company adopted most of the accounting policies of the Predecessor Company except for the following:

          (i) for inventory valuation, the Predecessor aggregated lumber species in testing for lower of cost and net realizable value;

          (ii) for inventory valuation, the Predecessor aggregated sawlogs and pulp logs in testing for lower of cost and net realizable value; and

          (iii) for spur roads, the Predecessor capitalized spur roads and amortized the roads based on timber accessed by the roads.

          The adoption of these new policies has not been retroactively applied to the Predecessor results included for comparative purposes only.

     (n)  Measurement uncertainty:

          The Company reviews the carrying values of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. During the year, as a result of continued losses by the Company, the potential impact of its restructuring activities and the potential impact on operations of a weaker U.S. dollar and reduced lumber and pulp prices in the market, the Company commenced an impairment review of all of its long-lived assets.

          The impairment review was performed by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the assets. Key assumptions in performing this review include lumber prices, pulp prices and the U.S. dollar exchange rate. Other significant assumptions include the useful life of the assets (for example, curtailment decisions) and the effect of the ongoing softwood lumber dispute with the U.S. In determining the appropriate assumptions the Company has analyzed external data, including RISI, and sought advice from external advisors.

          Following the strategic decision to exit the pulp business and close the Squamish pulp mill the Company reviewed the carrying amounts for the operations and the estimated costs to exit the business. On the basis of this review the Company took a fourth quarter charge of $71.4 million including $47.6 million to write-down the property, plant and equipment and related supplies inventory to their estimated recoverable amounts. Environmental remediation and other costs are primarily based on the preliminary findings of work performed by external consultants. Actual costs may be significantly different once investigative drilling and other planned analysis is completed.

          With respect to the solid wood segment, the Company closed its Silvertree sawmill in October 2005 and recorded an impairment charge of $8.5 million in the second quarter. On the basis of the findings of the impairment review of the Solid Wood segment, the Company does not consider that any further write down of these assets is necessary at December 31, 2005.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (n)  Measurement uncertainty (continued):

          Given the inherent imprecision of such impairment testing and the sensitivity of results to the key assumptions used, it is possible that changes in future conditions may lead management to use different assumptions in the future which could require a material change in the carrying values of its long-lived assets.

     (o)  Comparative figures:

          Certain comparative figures have been reclassified to present comparative financial statements on a consistent basis with the current year presentation.

3.   INVENTORY:

                                  December 31,   December 31,
                                      2005           2004
                                  ------------   ------------
Raw materials                        $  3.2         $  4.0
Logs                                   59.5           76.5
Finished pulp                           8.0            6.5
Lumber                                 43.7           67.9
Supplies and other (note 15(a))        11.7           21.8
                                     ------         ------
                                     $126.1         $176.7
                                     ======         ======

4.   PROPERTY, PLANT AND EQUIPMENT:

                                            Accumulated
                                            amortization    Net book
December 31, 2005                 Cost    and write-downs     value
-----------------                ------   ---------------   --------
Land, buildings and equipment:
   Pulp mill (note 15)           $ 38.8        $38.6         $  0.2
   Solid wood facilities           95.2         17.0           78.2
   Land                            41.5           --           41.5
                                 ------        -----         ------
                                  175.5         55.6          119.9
Timberlands                       178.0          3.9          174.1
Logging roads                      47.5         17.8           29.7
                                 ------        -----         ------
                                 $401.0        $77.3         $323.7
                                 ======        =====         ======

During the year ended December 31, 2005, the Company recorded a write-down of property, plant and equipment of $36.8 million of which $1.9 million was for land and $34.9 million for pulp mill buildings and equipment (note 15).

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

4.   PROPERTY, PLANT AND EQUIPMENT (CONTINUED):

                                           Accumulated   Net book
December 31, 2004                 Cost    amortization     value
-----------------                ------   ------------   --------
Land, buildings and equipment:
   Pulp mills                    $ 38.4       $ 1.1       $ 37.3
   Solid wood facilities           96.6         5.0         91.6
   Land                            57.7          --         57.7
                                 ------       -----       ------
                                  192.7         6.1        186.6
Timberlands                       178.8         0.9        177.9
Logging roads                      38.3         7.2         31.1
                                 ------       -----       ------
                                 $409.8       $14.2       $395.6
                                 ======       =====       ======

During the period ended December 31, 2004, the Company reduced timberlands by $16.5 million and roads by $4.0 million to recognize the timber-take back proceeds (note 11(c)(iii)).

Amortization of property, plant and equipment:

                                   Year ended     July 28 to      January 1
                                  December 31,   December 31,    to July 27,
                                      2005           2004            2004
                                  ------------   ------------   -------------
                                                                (predecessor)
Amortization of buildings and
   equipment                          $14.7          $ 6.1          $10.4
Amortization of timberlands and
   logging roads                       13.5            8.1           22.6
                                      -----          -----          -----
                                      $28.2          $14.2          $33.0
                                      =====          =====          =====

5.   REVOLVING CREDIT FACILITY:

     On July 27, 2004, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 0.75%. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $100.0 million.

     At December 31, 2005, of the $91.2 million of the facility that was available to the Company, $71.4 million had been drawn down and $3.8 million was used to support standby letters of credit leaving a balance of $16.0 million available for future use.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

6.   LONG-TERM DEBT:

                                     December 31,   December 31,
                                         2005           2004
                                     ------------   ------------
Secured Bonds (US $221.0 million),
   15% due in 2009                      $247.9         $253.5

     On July 27, 2004, the Company issued US$221.0 million of 15% Secured Bonds due 2009 for proceeds of US$210.0 million. Interest is payable semi-annually in arrears on December 31 and June 30 of each year commencing December 31, 2004. The Company has the right to defer payment of up to one-half of the interest payable on any interest payable date for up to five years but not beyond the maturity date of the Secured Bonds. The Secured Bonds are secured by a first priority charge over all of the fixed assets of the Company including timber tenures, sawmills and the value-added lumber remanufacturing plant. The security ranks subordinate to the security provided under the revolving credit facility (see note 5). The Secured Bonds are redeemable at the option of the Company at any time after July 27, 2005 at their principal amount plus (i) a premium (which decreases annually to their 2009 maturity date resulting in a redemption price of:
     2005 - 107.50%; 2006 - 105.50%; 2007 - 103.50%; 2008 - 101.50%) and (ii)
     any accrued and unpaid interest.

     The indenture governing the Secured Bonds contains certain restrictions regarding, among other things, the ability of the Company to incur additional indebtedness (with certain exceptions) and limitations on the payment of dividends and other restricted payments. Subject to ensuring adequate liquidity, proceeds from asset sales, a softwood lumber duty settlement and capital market transactions are generally to be used to redeem Secured Bonds. On March 24, 2005, the Company established a working capital reserve account as defined in the Bond Indenture with a permissible ceiling of up to $50.0 million. Proceeds from asset sales will be credited to the reserve account and be available for operational requirements, if needed. At December 31, 2005 the balance in the working capital reserve account was $8.9 million, consisting of restricted cash (2004 - $24.4 million consisting of $2.9 million of restricted cash and $21.5 million of restricted assets). On March 10, 2006, the Company redeemed the Secured Bonds in full together with all accrued interest (note 11(a)).

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

7.   INCOME TAXES:

     Income tax expense differs from the amount that would be computed by applying the Company's combined Federal and Provincial statutory rate as follows:

                                               Year ended                July 28 to
                                              December 31,              December 31,
                                                  2005       Tax rate       2004       Tax rate
                                              ------------   --------   ------------   --------
Loss before taxes                                $149.5                     $ 4.7
                                                 ======                     =====
Expected income tax recovery (expense)           $ 52.1        34.87%       $ 1.7        35.62%

Tax effect of:
   Capital gains tax rate on unrealized
      foreign exchange gain                         0.4         0.27          4.7        99.91
   Change in valuation allowance                  (40.7)      (27.23)        (6.0)     (127.13)
   Large corporations tax                          (0.6)       (0.41)        (0.8)      (16.66)
   Future tax rate changes                         (0.9)       (0.61)          --           --
   Other                                           (0.4)       (0.27)        (0.4)       (8.40)
                                                 ------       ------        -----      -------
Income tax recovery (expense) per financial
   statements                                    $  9.9         6.62%       $(0.8)      (16.66)%
                                                 ======       ======        =====      =======
Income tax recovery (expense) comprised of:
   Current income tax expense                    $ (0.6)                    $(0.8)
   Future income tax expense                       10.5                        --
                                                 ------                     -----
                                                 $  9.9                     $(0.8)
                                                 ======                     =====

                                                       December 31,   December 31,
                                                           2005           2004
                                                       ------------   ------------
Future tax assets:
   Losses carried forward                                $ 19.9         $  5.9
   Property, plant and equipment, due to differences
      in net book value and unamortized capital cost        5.1             --
   Reforestation and other accruals not deductible
      for tax until paid                                   26.2           10.5
                                                         ------         ------
                                                           51.2           16.4
Valuation allowance                                       (45.7)          (6.0)
                                                         ------         ------
                                                            5.5           10.4
Future tax liabilities:
   Property, plant and equipment, due to differences
      in net book value and unamortized capital cost         --          (16.2)
   Unrealized foreign exchange gain                        (5.5)          (4.7)
                                                         ------         ------
                                                           (5.5)         (20.9)
                                                         ------         ------
Net future tax liability                                 $   --         $(10.5)
                                                         ======         ======

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

7.   INCOME TAXES (CONTINUED):

     In addition, at December 31, 2005, a subsidiary of the Company has unused tax losses carried forward of approximately $450.0 million (December 31, 2004 - $450.0 million) expiring between 2006 and 2011 which are available to reduce taxable income and capital losses of approximately $600.0 million (December 31, 2004 - $600.0 million) which are available indefinitely, but can only be utilized against capital gains. The ability of the Company and its subsidiary to utilize the losses carried forward and capital losses is not considered more likely than not and therefore, a valuation allowance has been provided against the tax assets.

8.   OTHER LIABILITIES:

                                                December 31, 2005   December 31, 2004
                                                -----------------   -----------------
Pension liability                                     $19.1              $18.4
Restructuring accruals                                  1.5                4.2
Long-term portion of reforestation obligation           7.1                6.8
Other                                                   0.3                 --
                                                      -----              -----
                                                      $28.0              $29.4
                                                      =====              =====

9.   REFORESTATION LIABILITY:

     The Company has a responsibility to reforest timber harvested under various timber rights. Changes in the reforestation liability are as follows:

                                                    Year ended          July 28 to
                                                December 31, 2005   December 31, 2004
                                                -----------------   -----------------
Reforestation liability, beginning of period           $13.9              $12.5
Reforestation provision charged to operations            7.2                3.2
Reforestation work payments                             (7.2)              (1.8)
                                                       -----              -----
Reforestation liability, end of period                 $13.9              $13.9
                                                       =====              =====
Consisting of:
   Long-term portion included in other
      long-term liabilities                            $ 7.1              $ 6.8
   Current portion included in accounts
      payable and accrued liabilities                    6.8                7.1
                                                       -----              -----
                                                       $13.9              $13.9
                                                       =====              =====

     The total undiscounted amount of the estimated future expenditures required to settle the reforestation obligation at December 31, 2005 is $18.0 million (2004 - $17.5 million). The reforestation expenditures are expected to occur over the next one to nine years and have been discounted at the Company's credit-adjusted risk-free rates of 6% to 15% depending on the timing of the cash flows. Reforestation expense incurred on current production and accretion expense are included in production costs for the year.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

10.  SHARE CAPITAL:

     (a)  Authorized and issued share capital:

          Western's authorized capital consists of an unlimited number of common shares (the "Common Shares") and an unlimited number of preferred shares issuable in series, of which, as of December 31, 2005, 25,631,795 (2004 - 25,635,424) Common Shares are issued and outstanding, and no preferred shares are issued and outstanding. Subsequent to the year end, the Company filed a final prospectus dated January 31, 2006 with respect to a rights offering for $295.0 million (note 11(a)).

          All Common Shares rank equally as to voting rights, participation in a distribution of the assets of Western on a liquidation, dissolution or winding-up of Western and the entitlement to dividends.

     (b)  Stock-based compensation plan:

          The Company has an incentive stock option plan (the "Option Plan"), which permits the granting of options ("Options") to eligible participants to purchase up to a maximum of 2,500,000 Common Shares, which have been reserved for issuance under the Plan. The Option Plan provides that the Company's Board of Directors may from time to time grant Options to acquire Common Shares to any participant who is an employee, officer or director of the Company or its affiliates or a consultant to the Company or its affiliates.

          The total number of Common Shares that may be reserved for issuance to any one participant pursuant to Options granted under the Option Plan may not exceed 5% of the issued and outstanding Common Shares of the Company outstanding (on a non-diluted basis) on the grant date of the Options. The maximum number of Common Shares that may be reserved for issuance under Options granted to insiders and their associates under the Option Plan may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the grant date of the Options. The maximum number of Common Shares that may be issued to the Company's insiders and their associates pursuant to Options granted under the Option Plan within any one-year period may not exceed 10% of the Company's issued and outstanding Common Shares on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, may not exceed 5% of the issued and outstanding Common Shares.

          Each Option is exercisable, subject to vesting terms of 20% per year and immediately upon a change in control of the Company, into one Common Share, subject to adjustments, at a price of not less than the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") on the day immediately preceding the grant date. Options granted under the Option Plan expire, generally, a maximum of ten years from the date of the grant.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

10.  SHARE CAPITAL (CONTINUED):

     (b)  Stock-based compensation plan (continued):

          The following table summarizes the Options outstanding at December 31, 2005 and 2004:

                                   Number of     Exercise price per   Weighted average
                                 Common Shares      Common Share       exercise price
                                 -------------   ------------------   ----------------
Outstanding, July 28, 2004               --                --                  --
Granted                             299,590             $9.72               $9.72
Cancelled                                --                --                  --
Exercised                                --                --                  --
                                    -------             -----               -----
Outstanding, December 31, 2004      299,590              9.72                9.72
Granted                             100,000              3.39                3.39
Cancelled                                --                --                  --
Exercised                                --                --                  --
                                    -------             -----               -----
Outstanding, December 31, 2005      399,590             $8.14               $8.14
                                    =======             =====               =====

          Details of options outstanding under the share option plan at December 31, 2005 are as follows:

                                  Options outstanding                  Options exercisable
              Number      ----------------------------------   ----------------------------------
Range of    outstanding    Weighted average      Weighted            Number           Weighted
exercise   December 31,       remaining           average         exercisable,         average
prices         2005       option life (yrs)   exercise price   December 31, 2005   exercise price
--------   ------------   -----------------   --------------   -----------------   --------------
$12.10         49,590            3.5             $12.10(1)            9,918            $12.10
$ 9.50        250,000            3.7               9.25(2)           50,000              9.25
$ 3.50         75,000            9.5               3.50(2)               --              3.50
$ 3.05         25,000            9.8               3.05(2)               --              3.05
              -------                            ------              ------            ------
              399,590                            $ 8.14              59,918            $ 8.14
              =======                            ======              ======            ======

          Details of options outstanding under the share option plan at December 31, 2004 are as follows:

                                  Options outstanding                  Options exercisable
              Number      ----------------------------------   ----------------------------------
Range of    outstanding    Weighted average      Weighted            Number           Weighted
exercise   December 31,       remaining           average         exercisable,         average
prices         2004       option life (yrs)   exercise price   December 31, 2004   exercise price
------     ------------   -----------------   --------------   -----------------   --------------
$12.10         49,590            4.5             $12.10(1)             --              $12.10
$ 9.50        250,000            4.7               9.25(2)             --                9.25
              -------                            ------                                ------
              299,590                            $ 9.72                --              $ 9.72
              =======                            ======                                ======

(1)  Granted at a 10% premium above trading price of the shares at grant date.

(2)  Granted at the trading price of the shares at grant date.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

10.  SHARE CAPITAL (CONTINUED):

     (b)  Stock-based compensation plan (continued):

          During the year ended December 31, 2005, 100,000 Options (December 31, 2004 - 299,590) with a weighted average fair value of $2.29 (December 31, 2004 - $4.51) per Common Share were granted and valued using the Black-Scholes option pricing model with the following weighted average assumptions:

                               Year ended     July 28 to
                              December 31,   December 31,
                                  2005           2004
                              ------------   ------------
Risk-free interest rate (%)        4.08%          4.50%
Expected volatility (%)           25.60%         30.00%
Expected life (in years)         5 - 10         5 - 10
Expected dividends                    0%             0%

          The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models also require estimates, which are highly subjective, including expected volatility of the underlying stock. The Company bases estimates of volatility on historical stock prices. Changes in assumptions can materially affect estimates of fair values.

          The Company recorded compensation expense of $0.4 million (December 31, 2004 - $0.1 million) during the period based on the fair value of the options of $1.6 million (December 31, 2004 - $1.4 million) as determined under Black-Scholes using the above assumptions, and prorated for the vesting periods and the number of days in the reporting period.

     (c)  Class C Warrants:

          The Company issued 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants and 1,423,743 Tranche 3 Class C Warrants (collectively, the "Class C Warrants") as of July 27, 2004. Each Class C Warrant entitles the holder to purchase one Common Share (subject to certain adjustments) at the following exercise price: $16.28 for Tranche 1 Class C Warrants, $26.03 for Tranche 2 Class C Warrants, and $33.83 for the Tranche 3 Class C Warrants.

          The Class C Warrants are non-transferable and have a five-year term, subject to early termination provisions. Western is entitled to give a 30-day notice of termination with respect to any tranche of Class C Warrants if, during a 20-day trading period ending prior to the fifth business day prior to the date of such notice, the Company's Common shares trade at weighted average price per share that is more than 125% of the exercise price of such tranche. In addition, the warrants will expire if the Company amalgamates or completes a similar business combination that results in the shareholders of the Company owning less than 80% of the issued and outstanding equity shares of the continuing entity. For accounting purposes, no value has been allocated to these warrants due to their contingent nature.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

10.  SHARE CAPITAL (CONTINUED):

     (d)  Loss per share:

          Diluted loss per share was calculated by reference to the weighted average number of shares outstanding and did not take into account 399,590 options and 569,373 tranche 1, 854,146 tranche 2 and 1,423,743 tranche 3 warrants as these were anti-dilutive.

11.  COMMITMENT AND CONTINGENCIES:

     (a) Acquisition of Cascadia Forest Products Ltd. and associated financings:

          On November 10, 2005 the Company reached a definitive agreement to acquire Cascadia from Brookfield Asset Management Inc. ("BAM"), for approximately $120 million, subject to certain closing adjustments plus Cascadia's net working capital, all payable in cash on closing. Financing for the transaction has been secured from Tricap Management Inc. ("Tricap"), which has provided both equity and debt financing sufficient to fund the acquisition of Cascadia, refinance the Company's existing 15% senior secured bonds and provide additional working capital. The acquisition is expected to close in April 2006, subject to the receipt of regulatory approvals.

          Tricap is related to the Company by virtue of its 20.05% ownership of the Company's Common Shares. BAM is related to the Company by virtue of its voting arrangements with Tricap.

          The equity financing will raise a total of $295.0 million by way of a rights offering of 178.8 million subscription receipts to all shareholders pursuant to a final prospectus dated January 31, 2006. Under the terms of the rights offering common shareholders received one right for each Common Share enabling them to subscribe for 6.975 subscription receipts of the Company with each subscription receipt representing the right to receive one Common Share at a price of $1.65 per subscription receipt. The rights were listed for trading on the Toronto Stock Exchange and were exercisable until March 9, 2006. The subscription receipts were listed for trading on the Toronto Stock Exchange on March 10, 2006.

          Pursuant to the terms of a standby agreement with the Company, Tricap purchased 51 million common share subscription receipts that had not been purchased by rights holders under the rights offering at a price of $1.65 per subscription receipt.

          At the time of closing the acquisition of Cascadia, each subscription receipt will be automatically exchanged for one Western Common Share unless such exchange would result in the holder or group of holders beneficially owning, or exercising control or direction over, 50% or more of the Common Shares. Under such circumstances the Company would permit the exchange of only that portion of the subscription receipts that would result in the holder or group of holders beneficially owning, or exercising control or direction over, 49% or more of the Common Shares. The remaining subscription receipts would be converted to a new class of non-voting shares once the creation of such class had been authorized by the Company's shareholders at the next Annual General Meeting.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

11.  COMMITMENT AND CONTINGENCIES (CONTINUED):

     (a) Acquisition of Cascadia Forest Products Ltd. and associated financings (continued):

          The debt financing consists of two secured term facilities, a four-year US$187.5 million facility, and a one-year Canadian $90.0 million facility, which may be extended for a second year at the Company's option. The secured loan is non-amortizing and is pre-payable, in whole or in part, at any time. Interest on amounts drawn under the US facility will be charged at the floating US one-month LIBOR rate plus 8.15%. Interest on the Canadian facility will be charged at the Canadian prime rate plus 5.25%. The Company paid US$300,000 to BAM on signing the term sheet for a commitment fee which will be applied against a 1% total commitment fee to be paid on draw down of the debt financing.

          The proceeds from the two term facilities were used to redeem the Company's existing US$221.0 million 15% senior secured notes on March 10, 2006.

          In addition to the above financings, the current revolving credit lender to the Company and Cascadia has agreed to maintain its existing working capital facilities in the aggregate amount of $200.0 million. The lender has also agreed to amend certain of the terms of the credit facilities that will result in an increase in the availability under the facilities.

     (b)  Operating leases:

          Future minimum lease payments at December 31, 2005 under operating leases were as follows:

2006         $3.4
2007          2.3
2008          1.4
2009          0.6
Thereafter    0.1
             ----
             $7.8
             ====

     (c)  Contingencies:

          (i)  Softwood lumber duties:

               On March 21, 2002 and further adjusted on April 25, 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79%. The USDOC's final determination in the antidumping investigation resulted in Company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies including this Company.

               On May 16, 2002, the U.S. International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, effective from May 22, 2002, cash deposits were required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 and since inception of this dispute on April 2, 2001 were refunded.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

11.  COMMITMENT AND CONTINGENCIES (CONTINUED):

     (c)  Contingencies (continued):

          (i)  Softwood lumber duties (continued):

               Effective December 20, 2004, the USDOC implemented new deposit rates for shipments made after this date. The USDOC reduced the countervailing duty deposit rate to 17.18% from 18.79% and the all others anti-dumping deposit rate to 3.78% from 8.43%. These new deposit rates are based on the USDOC's final rate determinations for the first Administrative review period (May 22, 2002 to March 31, 2003 for the countervailing duty case and May 22, 2002 to April 30, 2003 for the anti-dumping duty case). Effective February 24, 2005, the USDOC further reduced the countervailing deposit rate to 16.37% to adjust for ministerial errors.

               On April 26, 2005, the Company was notified by the USDOC that it was not entitled to use the reduced "all other rate" for anti-dumping duty deposits of 3.78% unless it filed a changed circumstances review request with the USDOC to confirm that it was the successor in interest to its Predecessor. The Company subsequently filed an application for an expedited changed circumstances review and received a positive ruling from the US Department of Commerce confirming it was entitled to use the "all others rate" of 3.78% effective from August 19, 2005. For the period from April 26, 2005 to August 19, 2005 the Company posted anti-dumping deposits at the higher rate of 11.54%.

               Effective December 12, 2005, the USDOC implemented new deposit rates based on its second Administrative review period (April 1, 2003 to March 31, 2004 for the countervailing duty case; and May 1, 2003 to April 30, 2004 for the antidumping duty case) and reduced the countervailing deposit rate to 8.70% and the all others antidumping deposit rate to 2.11%. At December 31, 2005, the Company's combined deposit rate is 10.81% (2004 - 21.21%). Effective January 23, 2006, the USDOC further amended the anti-dumping rate to 2.10%, reducing the combined duty deposit rate for the Company to 10.80%.

               The Company has expensed $36.4 million in duties for the year ended December 31, 2005 ($21.1 million for the period from July 28, 2004 to December 31, 2004; $24.0 million for the period from January 1, 2004 to July 27, 2004 for the Predecessor; year ended December 31, 2003 for the Predecessor - $36.1 million). The Company and its Predecessor have paid US$104.2 million in cash deposits since May 22, 2002.

               During the fourth quarter, the Company was notified that it had been selected as a mandatory respondent in the anti-dumping duty third administrative review of certain softwood lumber products from Canada. The Company was selected, along with seven other companies, under the USDOC's new "probability proportional to size" sampling methodology. The review covers deposits at the "all others" rate of 2.11% on the value of our lumber shipments to the United States. Following the third review, the Company will post anti-dumping duties at a "company specific" rate that will be determined for the Company as a result of this review. The Company does not expect to receive the final results of the USDOC third review until December 2006, consistent with the timing of the USDOC second administrative review determinations announced in 2005.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

11.  COMMITMENT AND CONTINGENCIES (CONTINUED):

     (c)  Contingencies (continued):

          (i)  Softwood lumber duties (continued):

               The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to pursue appeals of the final countervailing and dumping determinations with the appropriate courts, NAFTA panels and the WTO.

               NAFTA and WTO panels have issued several rulings with respect to the countervailing and anti-dumping investigations. The USDOC has responded to these rulings and modified its methodology and calculations in evaluating and calculating subsidy and dumping rates. However, primarily in the countervailing case, with each response to NAFTA panel rulings, the USDOC's methodology changes have resulted in substantive changes to the duty rates, both up and down, making it difficult to accurately estimate, the final rates after all appeals will be complete. As a result, the Company has not recorded any receivable for prior periods related to the change in the cash deposit rate applicable to new shipments.

               A NAFTA Panel, in reviewing the "threat of injury" determination made by the USITC, has ruled that the USITC has not been able to provide the NAFTA Panel with substantive evidence to support the USITC ruling of "threat of injury". The NAFTA Panel requested that the USITC reverse its ruling on "threat of injury" with which the USITC reluctantly complied. US interests appealed this ruling to an Extraordinary Challenge Committee ("ECC"). On August 10, 2005 the ECC unanimously dismissed the U.S. Extraordinary Challenge in its entirety. The determination by the ECC could result in the termination of the duty cases and the refund of duties, with interest. However, on September 13, 2005 the U.S. Coalition for Fair Lumber Imports filed, in the U.S. Court of Appeals, a constitutional challenge of the entire NAFTA dispute settlement system as a result of the ECC ruling. In addition, the U.S. administration takes the position that an ITC decision, issued on November 24, 2004, to bring the U.S. into compliance with an earlier adverse WTO decision, supersedes the September 10, 2004, ITC decision, thereby mooting the NAFTA appeals and ECC decision. The Government of Canada and other Canadian parties have appealed the U.S. position to the U.S. Court of International Trade.

               On October 5, 2005 the NAFTA Panel on countervailing duty issued its decision on the USDOC's fourth remand determination which had resulted in a calculated countervailing duty rate of 1.21 percent. In a unanimous decision for Canada, the Panel overturned the USDOC's last decision. The USDOC as ordered to comply with the remand and on November 22, 2005 the USDOC issued a de minimis finding which should mean that the countervailing duty must be revoked entirely. Both sides appealed to the Panel (the Canadian side for a declaration that the countervailing duty case must be terminated and all countervailing duty deposits refunded). On March 17, 2006 the NAFTA Panel unanimously affirmed the USDOC de minimis subsidy finding, but declined to rule on whether the countervailing duty order should be revoked retroactively or only prospectively until the USDOC rules on the issue. The NAFTA Panel decision can be appealed to an ECC. The deadline for making an Extraordinary Challenge will be 31 days after a Notice of Final Panel Action.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

11.  COMMITMENT AND CONTINGENCIES (CONTINUED):

     (c)  Contingencies (continued):

          (i)  Softwood lumber duties (continued):

               The final amount of countervailing and antidumping duties that may be assessed on the Company's Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete, including appeals.

          (ii) Litigation and claims:

               In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either provision has been made or for which no material liability is expected.

               A lumber broker for the Predecessor, commenced an action in New York in 2001 alleging that our Predecessor was in breach of U.S. anti-trust legislation. The court dismissed the complaint; however, the lumber broker is appealing the decision. Management believes the claim is without merit and will vigorously defend it.

          (iii) The Forest Revitalization Plan:

               Retroactive to March 31, 2003, the Government of British Columbia (the "Crown" or "Provincial Government") as part of the Forestry Revitalization Plan (the "FR Plan"), reduced the Crown land portion of the allowable annual cut ("AAC") from major tenure holders by 20%, less an exemption for the first 200,000 cubic metres, in exchange for compensation payable by the Crown.

               In January 2005, pursuant to terms of a settlement framework agreement negotiated in late 2004, the Company received $16.5 million in compensation for the loss of 685,216 cubic metres of AAC and 827 hectares of timber licences. Under this agreement, the Company also received an advance payment of $5.0 million towards compensation for improvements the Company and its Predecessor made to Crown land in the take-back areas ($4.0 million was recorded as a reduction in capitalized roads and $1.0 million was recorded in accounts payable for future site obligations). The amounts were included as receivables in restricted assets as of December 31, 2004 and these proceeds resulted in no gain or loss due to the fair value allocations as at July 28, 2004.

               Negotiations in 2006 will finalize take-back areas, complete the compensation payments for improvements and determine if there will be cost recovery for costs already incurred for planning and inventory. Included in other income for the year ended December 31, 2005 is $4.6 million for reimbursements agreed to date with the Provincial Government for project engineering and other costs incurred by the Company and its Predecessor with respect to certain timber cutting rights taken back by the Provincial Government. A final settlement agreement is expected to be reached in 2006.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

12.  SEGMENTED INFORMATION:

     (a)  Industry segments:

          The Company is an integrated Canadian forest products company operating in two industry segments. The Solid Wood Segment comprises the Company's timber harvesting, reforestation, sawmilling, value-added lumber remanufacturing and lumber marketing operations. The Pulp Segment comprises the Company's NBSK pulp manufacturing and sales operations. On December 15, 2005, the Company announced it was exiting the pulp segment and closing its pulp mill (note 15(a)).

                                             Year ended December 31, 2005
                                      ------------------------------------------
                                      Solid wood    Pulp    Corporate     Total
                                      ----------   ------   ---------   --------
Sales to external customers             $499.8     $167.0    $   --     $ 666.8
Sales to other segment (1)                27.5         --        --        27.5
Operating loss                           (23.3)     (78.8)    (15.9)     (118.0)
Amortization of property, plant and
   equipment                              25.6        2.6        --        28.2
Capital expenditures                      17.9        0.4        --        18.3
Identifiable assets                      499.2       37.2      38.8       575.2

                                                    July 28, 2004 to December 31, 2004
                                                ------------------------------------------
                                                Solid wood    Pulp    Corporate     Total
                                                ----------   ------   ---------   --------
          Sales to external customers             $243.7     $80.4      $  --      $324.1
          Sales to other segment (1)                15.9        --         --        15.9
          Operating loss                            (3.7)     (2.4)      (6.1)      (12.2)
          Amortization of property, plant and
             equipment                              13.1       1.1         --        14.2
          Capital expenditures                      11.6        --         --        11.6
          Identifiable assets                      594.0      84.6       14.8       693.4

(1)  Inter-segment sales are accounted for at prevailing market prices.

     (b)  Geographic information:

          (i)  Sales:

               The Company's sales, based on the known origin of the customer, were as follows:

                                Year ended     July 28 to
                               December 31,   December 31,
                                   2005           2004
                               ------------   ------------
               Canada             $160.0         $ 86.8
               United States       252.5          110.8
               Asia                177.3           94.5
               Europe               64.4           29.3
               Other                12.6            2.7
                                  ------         ------
                                  $666.8         $324.1
                                  ======         ======

          (ii) Property, plant and equipment:

               All of the Company's property, plant and equipment are located in British Columbia, Canada.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

13.  PENSION PLANS:

     The Company has several funded and unfunded defined benefit plans that provide pension, other retirement and post-employment benefits to substantially all salaried employees and certain hourly employees. The defined benefit plans are based on years of service and final average salary. The Company's other post-employment benefit plans are non-contributory and include a range of health care and other benefits.

     Total cash payments for employee future benefits for the year ended December 31, 2005 were $12.9 million (July 28 to December 31, 2004 - $5.5 million), consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its forest industry union defined benefit plans.

     Information about the Company's salaried pension plans and other non-pension benefits, in aggregate, is as follows:

                                       Year ended December 31, 2005   July 28 to December 31, 2004
                                       ----------------------------   ----------------------------
                                           Salaried     Non-pension       Salaried     Non-pension
                                        pension plans      plans       pension plans      plans
                                        -------------   -----------    -------------   -----------
Plan assets:
   Market value, beginning of period       $ 94.7         $   --          $ 89.3         $   --
   Company contributions                      3.2            0.3             0.9            0.2
   Employees' contributions                    --             --              --             --
   Benefits paid                             (6.6)          (0.3)           (2.6)           0.2)
   Actual return on assets                   13.4             --             7.1             --
                                           ------         ------          ------         ------
   Market value, end of period             $104.7         $   --          $ 94.7         $   --
                                           ======         ======          ======         ======
Accrued benefit obligation:
   Balance, beginning of period            $105.0         $ 10.5          $ 98.1         $  9.2
   Company current service cost               3.1            0.2             1.2            0.1
   Past service cost                           --             --              --             --
   Employees' contributions                    --             --              --             --
   Benefits paid                             (6.6)          (0.3)           (2.6)          (0.2)
   Interest on obligation                     6.2            0.6             2.6            0.3
   Plan amendments                            1.0            0.2              --             --
   Curtailment                               (2.0)            --              --             --
   Special termination benefits               0.1             --              --             --
   Actuarial loss                            15.5            3.0             5.7            1.1
                                           ------         ------          ------         ------
   Balance, end of period                  $122.3         $ 14.2          $105.0         $ 10.5
                                           ======         ======          ======         ======
Funded status (end of year):
   Funded status deficit                   $(17.6)        $(14.2)         $(10.3)        $(10.5)
   Unamortized past service costs             7.9            0.1              --             --
   Unamortized net actuarial losses           0.6            4.1             1.3            1.1
                                           ------         ------          ------         ------
   Balance sheet liability                 $ (9.1)        $(10.0)         $ (9.0)        $ (9.4)
                                           ======         ======          ======         ======

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

13.  PENSION PLANS (CONTINUED):

     Included in the accrued benefit obligations above for salaried pension plans and non-pension plans, at December 31, 2005, are the liabilities for the Supplementary pension plan of $7.8 million (December 31, 2004 - $6.5 million) and the hourly bridging and hourly non-pension post retirement plans of $15.7 million (December 31, 2004 - $11.6 million), which are unfunded arrangements.

     The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:

                                              Year ended                July 28 to
                                             December 31,              December 31,
                                                 2005                      2004
                                       -----------------------   -----------------------
Discount rate at beginning of year:
   Pension plans                                          6.00%                     6.50%
   Non-pension plans                                      6.00%                     6.50%
Discount rate at end of year:
   Pension plans                                          5.00%                     6.00%
   Non-pension plans                                      5.00%                     6.00%
Expected long term return on assets:
   WFP and Doman Plan                                     7.00%                     7.50%
   Other plans                                             n/a                       n/a
Rate of compensation increases                            3.50%                     3.50%
Health care cost trend rate            6.40% for 2006 reducing   6.90% for 2005 reducing
                                              to 4.30% in 2011          to 4.30% in 2011

     The Company's salaried pension and non-pension benefits expense are as follows:

                                     Year ended December 31, 2005   July 28 to December 31, 2004
                                     ----------------------------   ----------------------------
                                         Salaried     Non-pension      Salaried      Non-pension
                                      pension plans      plans       pension plans      plans
                                      -------------   -----------    -------------   -----------
Current service cost                     $  3.1          $ 0.2           $ 1.2          $ 0.1
Interest cost                               6.2            0.6             2.6            0.3
Actual return on assets                   (13.4)            --            (7.1)            --
Amortization of past service cost            --             --              --             --
Actuarial loss                             15.5            3.0             5.7            1.1
Plan amendments                             0.6            0.2              --             --
Special termination benefits                0.1             --              --             --
Difference between actual and
   expected return on plan assets:
      Return on plan assets                 6.9             --             4.4             --
      Actuarial loss                      (15.5)          (3.0)           (5.7)          (1.1)
      Plan amendments                      (0.6)          (0.2)             --             --
                                         ------          -----           -----          -----
                                         $  2.9          $ 0.8           $ 1.1          $ 0.4
                                         ======          =====           =====          =====

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

14.  FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES:

     (a)  Fair value of financial instruments:

          The estimated fair values of the Company's financial instruments as at December 31, 2005 and 2004 are as follows:

                                2005                2004
                         -----------------   -----------------
                         Carrying    Fair    Carrying    Fair
                          amount     value    amount     value
                         --------   ------   --------   ------
Accounts receivable       $ 71.6    $ 71.6    $ 78.0    $ 78.0
Restricted cash              8.9       8.9       2.9       2.9
Restricted assets             --        --      21.5      21.5
Other investments            7.2       7.2       7.2       7.2
Bank indebtedness           71.4      71.4      78.1      78.1
Accounts payable and
   accrued liabilities      92.4      92.4      75.2      75.2
Secured Bonds (note 6)     247.9     276.3     253.5     286.5

          The fair value of the Company's accounts receivable, bank indebtedness, and accounts payable and accrued liabilities was estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of the Company's other investments, as a result of their nature, was also estimated to approximate their carrying values. The fair value of the Company's Secured Bonds was estimated based on the price to be paid on redemption on March 10, 2006 (note 11(a)).

     (b)  Concentration of credit risk:

          The Company has significant exposures to individual customers including one customer which comprised 12% (July 28, 2004 to December 31, 2004 - 11%) of the Company's sales for the year ended December 31, 2005. The accounts receivable balance from the same customer comprised 26% of the Company's outstanding accounts receivable at December 31, 2005 and was insured through the Export Development Corporation as to approximately 87% of the balance outstanding. The uninsured portion primarily results from the timing of shipments. The Company's general practice is to make sales on a cash basis, without credit terms, or to insure them for 90% of their sales value with the Export Development Corporation.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

15.  WRITE-DOWN OF PROPERTY, PLANT AND EQUIPMENT AND OPERATING RESTRUCTURING
     COSTS:

Closure of Squamish pulp mill (a):
   Write-down of supplies inventory                   $ 10.8
   Write-down of property, plant and equipment          36.8
   Severance and other                                  23.8
                                                      ------
                                                        71.4
Closure of Silvertree sawmill (b):
   Write-down of property, plant and equipment           8.5
   Severance and other                                   6.6
                                                      ------
                                                        15.1

Gain on termination of saw log supply agreement (c)    (13.1)
                                                      ------
                                                      $ 73.4
                                                      ======

     (a) On December 15, 2005 the Company announced the closure of its Squamish, BC pulp mill. The Company wrote down the pulp mill to its estimated recoverable value and recorded a charge of $10.8 million on parts and supplies inventory and $36.8 million on property, plant and equipment and recorded an additional charge of $23.8 million with respect to severance and other costs associated with the closure of the pulp mill. At December 31, 2005, $23.8 million is included in accounts payable and accrued liabilities. In addition, the Company will record a charge of approximately $4.5 million in the first quarter of 2006 for the cancellation of certain long-term contracts as a result of the closure. The Company will also incur ongoing costs for supervision, security, property taxes and other costs (including demolition costs if the Company decides to remove certain plant structures) in 2006 and future years depending on the Company's plans for the plant site (note 2(n)). These costs will be expensed as incurred.

     (b) On August 4, 2005 the Company announced the restructuring of its sawmill operations. The Silvertree sawmill was closed at the end of October 2005, and the buildings will be dismantled and production transferred to other facilities. The Company wrote down the Silvertree sawmill to its estimated recoverable value and took a charge of $8.5 million and recorded an additional charge $6.6 million with respect to severance associated with the closure of the Silvertree sawmill. The Company sold the site subsequent to year end for $13.5 million with final proceeds and closing subject to completion of environmental remediation.

     (c) The Company terminated its saw-log supply arrangement with TimberWest Forest Corp in September 2005 and received cash proceeds of $15.0 million which were deposited into the Working Capital Reserve account. The Company recorded a gain of $13.1 million on the termination.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

16.  OTHER INCOME (EXPENSE):

                                                          Year ended     July 28 to
                                                         December 31,   December 31,
                                                             2005           2004
                                                         ------------   ------------
Forestry and engineering asset sales (note 11(c)(iii))       $4.6          $  --
Other                                                         2.7           (0.1)
                                                             ----          -----
                                                             $7.3          $(0.1)
                                                             ====          =====

17.  REORGANIZATION PROCEEDINGS:

     On November 7, 2002, Doman voluntarily filed for protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") with the British Columbia Supreme Court (the "Court").

     On July 27, 2004, the Predecessor implemented a Plan of Compromise and Arrangement under CCAA and Reorganization under the Canada Business Corporations Act (the "CBCA ") (the "Plan") and emerged from protection under CCAA. Western was incorporated under the CBCA on April 27, 2004 under the name "4204247 Canada Inc." for the purpose of implementing the Plan. The Company changed its name to "Western Forest Products Inc." on June 21, 2004. On July 27, 2004, Western acquired the solid wood and pulp assets from the Predecessor. Until the Plan was implemented, Western did not carry on any business and had no material assets or liabilities. Western commenced active business on July 28, 2004.

     The purpose of the Plan was to (i) compromise the claims of the Predecessor's affected creditors so as to enable its solid wood and pulp businesses to be carried on under a new corporate structure, with relief from certain debt servicing and repayment obligations; and (ii) facilitate the repayment of Doman's secured senior notes through the distribution of certain warrants (exercisable for Western's secured bonds and Common Shares) and the sale of certain private placement units consisting of Western's secured bonds and Common Shares.

     The significant steps in the implementation of the Plan included:

     (a) the incorporation of two new corporations, Western and Western Pulp Limited ("WPL");

     (b) the segregation of the principal operating assets of the Predecessor into two separate operating groups: the solid wood assets, which were transferred to Western, and the pulp assets, which were transferred to WPL; WPL became a wholly-owned subsidiary of Western;

     (c) the unsecured indebtedness of the Predecessor were compromised and converted to approximately 75% of the Common shares of Western, subject to certain cash elections; in addition, the Predecessor's unsecured creditors were entitled to certain warrants (exercisable for the Company's secured bonds and Common Shares);

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

17.  REORGANIZATION PROCEEDINGS (CONTINUED):

     (d) the indebtedness held by Doman's senior secured noteholders was refinanced in full through a combination of a distribution of Class A and B warrants to the Predecessor's unsecured creditors and a private placement to certain standby purchasers (the "Standby Purchasers"); for US$210.0 million, the Company issued secured bonds with an aggregate principal face value of US$221.0 million and approximately 25% of Western's Common Shares to the Standby Purchasers and those unsecured creditors of the Predecessor who exercised the warrants; the proceeds of US$210.0 million were used primarily to repay Doman's senior secured noteholders and to cover the Predecessors' CCAA exit costs, with the remaining amount released to the Company for working capital purposes.

     (e) Western entered into a working capital facility providing for revolving advances up to $100.0 million and reorganized certain intercorporate debt; and

     (f) Western issued three tranches of non-transferable Class C warrants to purchase up to 10% of the Common shares of Western on the terms set out in the Plan to existing shareholders of Doman; no other distributions were made or other compensation paid to Doman shareholders under the Plan.

     The Company's balance sheet as at July 28, 2004 has been prepared under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the Company was required to determine its enterprise value. The enterprise value of $535 million was determined by the Company's management based on various third party reports and offers received in conjunction with the Predecessor's reorganization proceedings.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

17.  REORGANIZATION PROCEEDINGS (CONTINUED):

     The following table summarizes the impact of adjustments required to implement the Plan and to reflect the adoption of fresh start accounting:

                                                                                       Adjustments
                                                            July 27, 2004      ---------------------------    July 28, 2004
                                                           Balance prior to                     Fresh Start   Balance after
                                                         Plan Implementation      The Plan      Accounting        Plan
                                                         -------------------   --------------  ------------   -------------
                                                                               (note 17(1))    (note 17(2))
     Assets
     Current assets:
        Cash                                                  $   16.6         $   279.8(iii)     $   --          $ 16.6
                                                                                  (279.8)(ii)
        Accounts receivable                                       77.1                --              --            77.1
        Inventory                                                198.2                --           (12.6)          185.6
        Prepaid expenses                                           8.4                --              --             8.4
                                                              --------         ---------          ------          ------
                                                                 300.3                --           (12.6)          287.7

     Investments                                                  10.1              (3.2)(ii)         --             6.9
     Property, plant and equipment                               452.4                --           (30.7)          421.7
     Other assets                                                 17.3               0.1(iii)      (16.2)            1.2
                                                              --------         ---------          ------          ------
                                                              $  780.1         $    (3.1)         $(59.5)         $717.5
                                                              ========         =========          ======          ======
     Liabilities and Shareholders' Equity (Deficiency)
     Current liabilities:
        Bank indebtedness                                     $   49.7         $      --          $   --          $ 49.7
        Accounts payable and accrued liabilities                  97.1              (5.8)(v)          --            91.3
        Accounts payable subject to compromise                    21.7             (21.7)(i)          --              --
        Secured interest payable                                  62.8             (62.8)(iv)         --              --
        Unsecured interest subject to compromise                 140.1            (140.1)(i)          --              --
        Current portion of long-term debt subject to
           compromise                                            683.6            (683.6)(i)          --              --
        Current portion of long-term debt                        213.2            (213.2)(iv)         --              --
                                                              --------         ---------          ------          ------
                                                               1,268.2          (1,127.2)             --           141.0

     Long-term debt                                                 --             279.8(iii)         --           279.8
     Other liabilities                                            25.1                --             5.9            31.0
     Future income taxes                                            --                --            10.5            10.5

     Shareholders' equity (deficiency):
        Old preferred shares                                      64.1             (64.1)(iv)         --              --
        Old common and non-voting shares                         242.9            (242.9)(iv)         --              --
        New common shares                                           --             255.2(ii)          --           255.2
        Deficit                                                 (820.2)            896.1(iii)      (75.9)             --
                                                              --------         ---------          ------          ------
                                                                (513.2)            844.3           (75.9)          255.2
                                                              --------         ---------          ------          ------
                                                              $  780.1         $    (3.1)         $(59.5)         $717.5
                                                              ========         =========          ======          ======

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

17.  REORGANIZATION PROCEEDINGS (CONTINUED):

     (1)  Plan of Arrangement Adjustments:

          In exchange for Doman's US$513.0 million of unsecured senior notes in default (the "Unsecured Notes") and the claims of other affected creditors, the beneficial holders of two series of Doman Unsecured Notes (the "Noteholders") and other creditors with affected claims (the "Affected Claims") (collectively with the Noteholders, the "Affected Creditors") received, on a pro rata basis, approximately 75% of the equity of the Company, consisting of newly issued Common Shares.

          (i) The following recorded liabilities of Doman, as at July 27, 2004, were liabilities subject to compromise.

Accrued interest payable on Unsecured Notes                              $140.1
Long-term debt subject to compromise consisting of the Unsecured Notes    683.6
                                                                         ------
Noteholders' liabilities subject to compromise                            823.7
                                                                         ------
Accounts payable and accrued liabilities subject to compromise             21.7
Other long-term liabilities                                                  --
                                                                         ------
Other affected creditors' liabilities subject to compromise                21.7
                                                                         ------
Total                                                                    $845.4
                                                                         ======

          (ii) Under the Plan, the Company acquired all the assets and liabilities of Doman not subject to compromise, but excluding the Port Alice pulp mill assets (previously sold by Doman on May 11, 2004), in exchange for 75% of the issued Common Shares of the Company and certain warrants of the Company. The remaining 25% of the issued Common Shares of the Company were issued to the new Senior Secured Bondholders as described below. The Common Share value of $255.2 million has been determined as the enterprise value of the Company using a going concern valuation approach, of $535.0 million less the $279.8 million value of the new Senior Secured Bonds ("Secured Bonds") issued to retire Doman's Senior Secured Notes ("Old Secured Notes"). The enterprise value has been determined by the Company's management based on various third party reports and offers received in conjunction with the reorganization proceedings.

          (iii) The Company issued Secured Bonds in the amount of US$221.0 million and 25% of the equity of the Company in exchange for cash of US$210.0 million. The Secured Bonds are recorded at the cash amount received of $279.8 million based on an exchange rate of
               1.3325 at July 27, 2004. The difference between the cash paid and stated amount of the Secured Bonds represents a discount that will be accreted over the five year term of the Secured Bonds.

          (iv) The holders of the Old Secured Notes of Doman received a distribution of cash for 100% of their outstanding principle of US$160.0 million ($213.2 million) and unpaid interest of $62.8 million.

          (v) The Predecessor paid outstanding advisory fees of $5.8 million including legal, accounting and investment fees from cash on hand immediately before the transfer of assets to the Company.

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

17.  REORGANIZATION PROCEEDINGS (CONTINUED):

     (1)  Plan of Arrangement Adjustments (continued):

          (vi) The existing shareholders of Doman received three tranches of non-transferable class C warrants to acquire up to 10% of the shares of the Company. The warrants will expire if on or after July 27, 2005, the Company amalgamates or completes a similar business combination that results in the shareholders of the Company owning less than 80% of the issued and outstanding equity shares of the continuing entity. In preparing the opening balance sheet, no value had been allocated to these warrants due to their contingent nature.

     (2)  Fresh start accounting adjustments:

          The Company performed a comprehensive revaluation of its balance sheet under the provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("Fresh Start Accounting"). Under Fresh Start Accounting, the Company was required to assess the fair value of its recorded and unrecorded assets and liabilities and prepare a "fresh start accounting" balance sheet upon emergence from the Plan.

          As required by CICA HB 1625, the enterprise value of $535 million was allocated upon Fresh Start Accounting to the assets and liabilities of the Company in accordance with the guidance in CICA HB 1581 "Business Combinations":

Current assets                                       $287.7
Investments                                             6.9
Property, plant and equipment                         421.7
Other assets                                            1.2
                                                     ------
                                                      717.5
Current liabilities                                   141.0
Secured Bonds                                         279.8
Other long-term liabilities                            31.0
Future income taxes                                    10.5
                                                     ------
                                                      462.3
                                                     ------
Equity value                                         $255.2
                                                     ======

The adjustments required to arrive at the values above were as follows:

Inventory valuation                                  $(12.6)
Property, plant and equipment write-down              (30.7)
Deferred pension asset and other assets eliminated    (16.2)
                                                     ------
                                                      (59.5)
Other long-term liabilities fair value adjustment      (5.9)
Future income taxes                                   (10.5)
                                                     ------
Elimination of remaining deficit                     $(75.9)
                                                     ------

WESTERN FOREST PRODUCTS INC.

Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)

Year ended December 31, 2005
For the period from July 28, 2004 to December 31, 2004

18.  SUBSEQUENT EVENTS:

     On March 17, 2006 the Company closed its previously announced acquisition of the assets of the Englewood Logging Division, from a partnership between Canadian Forest Products Ltd. and Oji Paper Canada Ltd. ("the Partnership"), for $45.0 million plus closing adjustments of approximately $2.7 million. The acquisition comprises Tree Farm License 37 which currently has an annual allowable timber cut of approximately 945,000 cubic meters and includes approximately 6,800 hectares of fee simple lands, existing capital improvements, equipment and railway rolling stock. Transfer of the fee simple lands within Tree farm License 37 is postponed pending receipt of a required consent of the Minister of Forests and Range and until that time the Company may harvest timber on such lands under contract with the landowner. The Company has assumed certain contracts and offered employment to all of the employees but has not assumed any other material pre-closing liabilities relating to the assets. The Company has granted a first charge over the acquired assets to secure its obligations to the Partnership.

     On March 17, 2006, the Company also executed a 40 year fibre supply agreement with the Partnership. As consideration for entering the fibre supply agreement, the Company will receive a price premium that will be earned as wood chips are delivered under the agreement. A $35.0 million non-refundable prepayment of the price premium was received on March 17, 2006 and applied to reduce the amount drawn under the Company's revolving line of credit. A further $45 million price premium will be set-off against the consideration due on the acquisition of the Englewood Logging Division. The Company will record the price premium as deferred revenue and amortize it into income over the term of the agreement.

                                    FEE RULE

                                  FORM 13-502F1
                 ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

   REPORTING ISSUER NAME:             WESTERN FOREST PRODUCTS INC.

   FINANCIAL YEAR ENDING, USED IN
   CALCULATING THE PARTICIPATION FEE: DECEMBER 31, 2005

COMPLETE ONLY ONE OF 1, 2 OR 3:

1. CLASS 1 REPORTING ISSUERS (CANADIAN ISSUERS - LISTED IN
CANADA AND/OR THE U.S.)

Market value of equity securities:

Total number of equity securities of a class or series
outstanding at the end of the issuer's most recent financial
year                                                                25,632
                                                                   -------
Simple average of the closing price of that class or series
as of the last trading day of each of the months of the
financial year (under paragraph 2.5(a)(ii)(A) or (B) of the
Rule)                                                          X      4.58
                                                                   -------
Market value of class or series                                =   117,395
                                                                   -------
                                                                             117,395(A)
                                                                             ----------
(Repeat the above calculation for each class or series of
equity securities of the reporting issuer that are listed
and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial
year)                                                                               (A)
                                                                             ----------
Market value of corporate debt or preferred shares of
Reporting Issuer or Subsidiary Entity referred to in
Paragraph 2.5(b)(ii):

[PROVIDE DETAILS OF HOW DETERMINATION WAS MADE.]                             276,300(B)
                                                                             ----------
(Repeat for each class or series of corporate debt or
preferred shares)                                                                   (B)
                                                                             ----------
TOTAL CAPITALIZATION (ADD MARKET VALUE OF ALL CLASSES AND
SERIES OF EQUITY SECURITIES AND MARKET VALUE OF DEBT AND
PREFERRED SHARES) (A) + (B) =                                                393,695
                                                                             ----------
TOTAL FEE PAYABLE IN ACCORDANCE WITH APPENDIX A OF THE RULE                   25,000
                                                                             ----------
      Reduced fee for new Reporting Issuers (see section 2.8
      of the Rule)                                                           __________

Total Fee Payable x          Number of entire months
                    remaining in the issuer's financial year
                    ----------------------------------------
                                       12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of
the Rule)                                                                    __________

2. CLASS 2 REPORTING ISSUERS (OTHER CANADIAN ISSUERS)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit                                                 __________

Contributed surplus                                                          __________

Share capital or owners' equity, options, warrants and
preferred shares (whether such shares are classified as debt
or equity for financial reporting purposes)                                  __________

Long term debt (including the current portion)                               __________

Capital leases (including the current portion)                               __________

Minority or non-controlling interest                                         __________

Items classified on the balance sheet between current
liabilities and shareholders' equity (and not otherwise
listed above)                                                                __________

Any other item forming part of shareholders' equity and not
set out specifically above                                                   __________

TOTAL CAPITALIZATION                                                         __________

TOTAL FEE PAYABLE PURSUANT TO APPENDIX A OF THE RULE                         __________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x          Number of entire months
                    remaining in the issuer's financial year                 __________
                    ----------------------------------------
                                       12

Late Fee, if applicable (please include the calculation
pursuant to section 2.9 of the Rule)                                         __________

3. CLASS 3 REPORTING ISSUERS (FOREIGN ISSUERS)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see
paragraph 2.7(a) of the Rule): Total number of the equity or debt securities outstanding at the end of the reporting
issuer's most recent financial year                                _______

Simple average of the published closing market price of that class or series of equity or debt securities as of the last
trading day of each of the months of the financial year on
the marketplace on which the highest volume of the class or
series of securities were traded in that financial year.       X   _______

Percentage of the class registered in the name of an Ontario
person                                                         X   _______

(Repeat the above calculation for each class or series of
equity or debt securities of the reporting issuer)             =             __________

CAPITALIZATION (ADD MARKET VALUE OF ALL CLASSES AND SERIES
OF SECURITIES)                                                               __________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit                                                 __________

Contributed surplus                                                          __________

Share capital or owners' equity, options, warrants and
preferred shares (whether such shares are classified as debt
or equity for financial reporting purposes)                                  __________

Long term debt (including the current portion)                               __________

Capital leases (including the current portion)                               __________

Minority or non-controlling interest                                         __________

Items classified on the balance sheet between current
liabilities and shareholders' equity (and not otherwise
listed above)                                                                __________

Any other item forming part of shareholders' equity and not
set out specifically above                                                   __________

Percentage of the outstanding equity securities registered
in the name of, an Ontario person                              X             __________

CAPITALIZATION                                                               __________

TOTAL FEE PAYABLE PURSUANT TO APPENDIX A OF THE RULE                         __________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x          Number of entire months
                    remaining in the issuer's financial year                 __________
                    ----------------------------------------
                                       12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of
the Rule)                                                                    __________

                             NOTES AND INSTRUCTIONS

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis reports and comments on the financial condition and results of operations of Western Forest Products Inc. (the "Company", "Western", "us", "we", or "our"), on a consolidated basis, for our year ended December 31, 2005 to help security holders and other readers understand our Company and the key factors underlying our financial results. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes thereto, for the year ended December 31, 2005, for the period from July 28, 2004 to December 31, 2004 and for the period from January 1, 2004 to July 27, 2004 (Predecessor).

Western's annual consolidated financial statements include the accounts of Western and its subsidiaries, are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. Certain comparative financial figures presented have been reclassified to conform to the presentation adopted in the current year. The information in this report is as at March 27, 2006, which is the date of filing in conjunction with Company's press release announcing its results for the fourth quarter of 2005. Disclosure contained in this document is current to that date, unless otherwise stated. Additional information relating to Western, including the Company's Annual Information Form and other statutory reports can be found on the System for Electronic Document Analyses and Retrieval (SEDAR), at http://www.sedar.com.

We acquired the solid wood and pulp business of Doman Industries Limited ("Doman") and certain of its subsidiaries (collectively with Doman, the "Predecessor") on July 27, 2004 in connection with the implementation of the Predecessor's Plan of Compromise and Arrangement under the Companies' Creditors Arrangement Act (Canada) and Reorganization under the Canada Business Corporations Act (the "Plan"). This discussion and analysis also compares our results for the fourth quarter and twelve months ended December 31, 2005 with our Predecessor's results in the comparable periods of 2004. The consolidated financial and other information of the Company issued subsequent to the Plan implementation may not be comparable with the consolidated financial information and other information issued by the Predecessor prior to the Plan implementation due to differences in our corporate and financial structure from that of our Predecessor, the application of "fresh start" accounting as explained in notes 1 and 17 to our audited consolidated financial statements as a result of the implementation of our Predecessor's Plan and differences in certain accounting policies from those applied by our Predecessor. Accordingly, the discussion and analysis of our financial condition and results of operations compared to our Predecessor should be reviewed with caution.

Throughout this report, we use certain non-GAAP measures in our discussion and analysis. Please see page 9 for a discussion of these non-GAAP measures

SELECTED ANNUAL INFORMATION

                                    Year Ended          July 28 to           Year Ended            Year Ended
(millions of Canadian dollars   December 31, 2005   December 31, 2004   December 31, 2004(1)   December 31, 2003
except per share amounts)           (Company)           (Company)            (Pro forma)         (Predecessor)
-----------------------------   -----------------   -----------------   --------------------   -----------------
Sales                                $ 666.8             $324.1               $ 759.8               $ 624.1
Countervailing &
   anti-dumping duties               $ (36.4)            $(21.1)              $ (45.1)              $ (36.1)
EBITDA (2)                           $ (16.4)            $  2.0               $  64.3               $ (11.6)
Write-down of property,
   plant and equipment and
  other restructuring items          $ (73.4)            $   --               $    --               $  (8.0)
Operating earnings (loss)            $(118.0)            $(12.2)              $  17.1               $ (65.6)
Interest expense                     $ (47.1)            $(19.8)              $ (91.2)              $(100.9)
Foreign exchange gain on
   long-term debt                    $   8.3             $ 27.4               $   3.2               $ 189.2
Net loss                             $(139.6)            $ (5.5)              $(101.6)              $  (3.8)
                                     -------             ------               -------               -------
Net loss per share - Basic
   and diluted                       $ (5.45)            $(0.21)              $   N/A               $   N/A
Total assets                         $ 575.2             $693.4               $ 693.4               $ 749.1
Total long-term debt                 $ 247.9             $253.5               $ 253.5               $   N/A
                                     -------             ------               -------               -------

(1) Pro forma year ended 2004 represents the results of our Predecessor for the period from January 1, 2004 to July 27, 2004 added to the Company's results for the period from July 28, 2004 to December 31, 2004.

(2)  Non- GAAP measure - see page 9 for discussion on EBITDA.

OVERVIEW

Western is in the process of transition as it implements its strategy of building a margin focused lumber business located on the coast of British Columbia of sufficient size to compete in global softwood lumber markets. During the fourth quarter the Company announced its strategic decision to focus on the lumber business and exit the pulp business with the closure of the Squamish pulp mill. The Company also announced the proposed acquisitions of Cascadia Forest Products Ltd. ("Cascadia") and the Englewood Logging Division, formerly owned by Canfor Corporation. These proposed acquisitions are key steps in our strategy and will increase our access to high quality Crown-owned coastal timber, and increase our lumber production capacity.

Since announcing the proposed acquisition of Cascadia on November 10, 2005 we have made progress in raising the financing for the transaction and the refinancing of our US$221 million 15% Secured Bonds. We filed a Final Prospectus dated January 31, 2006 with respect to a rights offering to all shareholders that has raised $295 million. The proceeds will be used to fund the proposed acquisition of Cascadia, pay down the revolving credit facilities and provide additional working capital. We will receive the funds on closing the acquisition of Cascadia, which is expected in April, 2006 on receipt of regulatory approvals. We also redeemed our US$221 million 15% Secured Bonds on March 10, 2006 with the proceeds of two term loans of US$187.5 million and C$90 million obtained from the Brookfield Bridge Lending Fund.

The acquisition of the Englewood Logging Division that was announced on December 15, 2005 closed on March 17, 2006, other than certain private lands that should be transferred to us on receipt of consent from the Minister of Forests and Range. The Division's main asset is Tree Farm Licence 37 ("TFL 37") that is located on the north end of Vancouver Island close to our existing operations and those of Cascadia. TFL 37 currently has an Allowable Annual Cut ("AAC") of approximately 945,000 cubic metres and is expected to generate annual synergies of approximately $6 million within 48 months when fully integrated with our existing operations. TFL 37 is currently under a Timber Supply Review that may result in its AAC being reduced in 2006. The $45 million cost of the acquisition will be paid as a set-off against part of the consideration to be received from entering a long-term agreement to supply a partnership of Canadian Forest Products Ltd. and Oji Paper Canada Ltd. ("the Partnership") with residual wood chips and pulp logs. We also received $35 million cash on the execution of that agreement on March 17, 2006.

For the year ended December 31, 2005 the Company recorded a net loss of $139.6 million or $5.45 per common share. The loss includes $73.4 million with respect to the write-down of property, plant and equipment and operating restructuring costs of which $71.4 million results from the closure of the Squamish pulp mill that was announced in December, 2005 and $15.1 million relates to the closure of the Silvertree sawmill in October, 2005. These charges were partially offset by the gain of $13.1 million on the termination of a saw log supply contract with TimberWest. The Company recorded a loss of $5.5 million or $0.21 per share for the five month period from July 28, 2004 to December 31, 2004, when Western commenced operations.

EBITDA for the year ended December 31, 2005 of negative $16.4 million compares to positive $2.0 million for the five month period ended December 31, 2004 and positive $64.3 million for the pro forma year ended December 31, 2004. The results for 2005 were significantly impacted by weaker prices for all of the Company's products as well as the strengthening of the Canadian dollar compared to 2004. Despite the negative EBITDA the Company generated cash flow from operations of $6.2 million for the year ended December 31, 2005 as a result of the planned reduction in inventories during the year, and the timing of other working capital changes including the Company's election to defer 50% of the interest due on the 15% Secured Bonds in June, 2005 as well as the $20 million interest payment for the second half of 2005 not being due until January, 2006.

The following table summarizes the key changes in EBITDA from the pro forma year ended December 31, 2004 to the year ended December 31, 2005:

(millions of Canadian dollars)
EBITDA for the year ended December 31, 2004 (pro forma (1))      $ 64.3
Lower realized lumber, log and pulp prices                        (40.9)
Foreign exchange impact on sales and receivables                  (28.9)
Change in mix of lumber and logs sold                              13.2
Lower log and by-product volumes offset by higher pulp volumes    (19.8)
Lower pulp log inventory reserves (2)                              14.3
Increase in spur road expense (2)                                 (11.1)
Logging costs                                                      (6.2)
Lower duty rates                                                    8.7
Higher freight costs                                               (3.8)
Other, net                                                         (6.2)
                                                                 ------
EBITDA for the year ended December 31, 2005                      $(16.4)
                                                                 ======

(1) Pro forma year ended 2004 represents the results of our Predecessor for the period from January 1, 2004 to July 27, 2004 added to the Company's results for the period from July 28, 2004 to December 31,2004.

(2) The Company adopted new accounting policies on July 28, 2004 for road expenditures and the valuation of inventory compared to our Predecessor. See discussion below and under "Changes in Accounting Policies" on page 12.

Lumber prices decreased in US dollar terms for most of the Company's hemlock and fir products on average in 2005 compared to 2004 primarily as a result of the increased supply of lumber available in the United States from Europe and from the interior of British Columbia. Log and NBSK prices also declined in 2005 compared to 2004.

The Canadian dollar strengthened by approximately 10% in 2005 to an average of $0.825 to the US dollar resulting in a decrease in EBITDA of approximately $28.9 million. On average 62% of the Company's solid wood sales and most of the NBSK pulp sales are denominated in US dollars.

EBITDA was positively impacted during the year from the change in the mix of lumber sold with more valuable cedar and higher grades of hemlock displacing lower grade product. Similarly, for logs we sold more high value logs as a proportion of the total sales primarily as a result of lower external sales of pulp logs compared to saw logs.

The EBITDA results for 2005 are not directly comparable to pro forma 2004 as we adopted certain accounting policies when we commenced operations on July 28, 2004 that differed from those of our Predecessor. EBITDA in 2005 has been negatively impacted by approximately $11.1 million compared to pro forma 2004 with respect to the change in accounting policy to expense spur roads. Our Predecessor capitalized all road expenditures. Also, the change in accounting policy to value inventory at the lower of cost and net realizable value by saw logs and pulp logs separately instead of in total has resulted in an increase in EBITDA in 2005 compared to pro forma 2004 by $14.3 million as a result of changes in ending pulp log inventories.

Logging costs per cubic metre harvested increased in 2005 as a result of the impact of fixed costs spread over the lower volumes harvested as well as increased barging and towing costs due to higher fuel costs. Partially offsetting these increases, the Provincial stumpage charges per cubic metre decreased in 2005 primarily as result of lower log values impacting the stumpage calculation formula.

As discussed in note 11(c)(i) to the Audited Consolidated Financial Statements, both the countervail duty and anti-dumping deposit rates declined in 2005 relative to 2004 following the results of the United States Department of Commerce final determination for the First Administrative review. The reduction in deposit rates had a positive impact on EBITDA of approximately $8.7 million.

SOLID WOOD SEGMENT

                                       Year Ended          July 28 to          Year Ended          Year Ended
(millions of Canadian dollars      December 31, 2005   December 31, 2004   December 31, 2004   December 31, 2003
except where noted)                    (Company)           (Company)         (Pro forma)(1)      (Predecessor)
-----------------------------      -----------------   -----------------   -----------------   -----------------
Lumber sales                            $384.3              $173.3              $412.2              $331.7
Log sales                                 91.9                59.5               140.5               106.5
By-product sales                          23.6                10.9                25.6                22.0
                                        ------              ------              ------              ------
                                        $499.8              $243.7              $578.3              $460.2
                                        ======              ======              ======              ======
EBITDA                                  $  4.3              $  9.4              $ 75.0              $ 12.7
EBITDA margin                              0.9%                3.9%               13.0%                2.8%
Operating earnings (loss)               $(23.3)             $ (3.7)             $ 34.1              $(31.6)
Total assets employed                   $499.2              $594.0              $594.0              $474.9
Lumber production - millions of
   board feet                              648                 290                 679                 615
Lumber sales - millions of board
   feet                                    669                 293                 669                 596
Log production - thousands of
   cubic metres                          2,933               1,575               3,925               2,616
Log purchases - thousands of
   cubic metres                            626                 511               1,167               1,216
Log sales -thousands of cubic
   metres                                  763                 527               1,197                 721
Internal Log consumption-
   thousands of cubic metres             3,028               1,373               3,379               3,506
Average lumber sales revenue per
   thousand board feet                  $  574              $  591              $  616              $  557
Average log sales revenue per
   cubic metre                          $  120              $  113              $  117              $  148

(1) Pro forma year ended 2004 represent the results of our Predecessor for the period from January 1, 2004 to July 27, 2004 added to the Company's results for the period from July 28, 2004 to December 31, 2004.

The solid wood segment had an operating loss of $23.3 million for the year ended December 31, 2005 compared to pro forma operating earnings of $34.1 million in 2004. EBITDA for the solid wood segment decreased to $4.3 million for 2005 from $75.0 million in pro forma 2004. In addition to the factors affecting EBITDA described in the "Overview" above, operating earnings for the year were also impacted by the second quarter $8.5 million non-cash write-down of property plant and equipment and the third quarter charge of $6.6 million for severance both with respect to the closure of the Silvertree sawmill. Operating earnings benefited from the inclusion of the $13.1 million gain on the termination of the TimberWest saw-log supply contract in the third quarter of 2005.

Lumber sales of 669 million board feet in 2005 were the same as the comparable period of pro forma 2004. Overall average lumber prices received in 2005, when translated into Canadian dollars, were $574 per thousand board feet compared to $616 in the pro forma 2004 year. In US dollar terms, the overall average price did not change appreciably in 2005 as price decreases in most of the Company's main product lines were largely offset by a change in the mix of sales to more valuable cedar and higher grade hemlock products.

Log production of 2.93 million cubic metres for the 2005 year compares to 3.92 million cubic metres for the 2004 pro forma year. The lower production for 2005 reflects the delayed start-up of logging operations in early 2005 and the downtime taken at the logging operations during the summer, both to reduce log inventories in response to market conditions.

Lower log production for the 2005 year also resulted in lower external log sales compared to pro forma 2004. In addition, pro forma 2004 included pulp log sales to the Port Alice pulp mill for the period from May to October, 2004 prior to it ceasing operation. The average log price received in 2005 increased to $120 per cubic metre compared to $117 per cubic metre in the pro forma 2004 year as the change in the mix of logs sold to more valuable saw logs and less pulp logs more than offset the decreases in market log prices across all species and sorts.

During the fourth quarter we were notified that we had been selected as a mandatory respondent in the anti-dumping duty third administrative review of certain softwood lumber products from Canada. We were selected, along with seven other companies, under the United States Department of Commerce's ("USDOC") new "probability proportional to size" sampling methodology. The review covers the period from May 1, 2004 to April 30, 2005. We are currently posting anti-dumping duty deposits at the "all others" rate of 2.11% on the value of our lumber shipments to the United States. Following the third review, we will post anti-dumping duties at a "company specific" rate that will be determined for us as a result of this review. We do not expect to receive the final results of the USDOC third review until December 2006, consistent with the timing of the USDOC second administrative review determinations announced in 2005.

PULP SEGMENT

As announced on December 15, 2005 the Company has decided to exit the Pulp Segment and close its Squamish pulp mill. The last production shift was completed on January 26, 2006 and most of the workforce completed their employment on March 9, 2006. The Company is evaluating possible future uses for the site. Commencing with the first quarter of 2006, the Pulp Segment will be classified as a discontinued operation.

                                           Year Ended          July 28 to          Year Ended          Year Ended
(millions of Canadian dollars          December 31, 2005   December 31, 2004   December 31, 2004   December 31, 2003
except where noted)                        (Company)           (Company)          (Pro forma)        (Predecessor)
                                       -----------------   -----------------   -----------------   -----------------
Sales                                       $167.0               $80.4               $181.5              $163.9
EBITDA                                      $ (4.8)              $(1.3)              $  0.3              $(17.7)
EBITDA margin                                 (2.8%)              (1.6%)                0.2%              (10.8%)
Operating loss                              $(78.8)              $(2.4)              $ (6.0)             $(27.4)
Total assets employed                       $ 37.2               $84.6               $ 84.6              $222.2
Pulp production -thousands of tonnes           279                 119                  266                 253
Pulp sales -thousands of tonnes                275                 126                  262                 259
Average pulp revenue per tonne              $  606               $ 638               $  693              $  633
Average pulp price delivered
   to Northern Europe - (US$ per
   tonne)(2)                                $  612               $ 613               $  626              $  528
Average pulp price delivered
   to Northern Europe - (C$
   equivalent per tonne)(2)                 $  742               $ 774               $  816              $  746

(1) Pro forma year ended 2004 represents the results of our Predecessor for the period from January 1, 2004 to July 27, 2004 added to the Company's results for the period from July 28, 2004 to December 31,2004.

(2) Benchmark prices sourced from Resource Information Systems, Inc. Canadian equivalent translated at average exchange rate for the period.

There was an operating loss from the pulp segment during 2005 of $78.8 million compared to an operating loss of $6.0 million in pro forma 2004. The 2005 loss reflects the charges of $71.4 million associated with the closure of the pulp mill and includes $47.6 million with respect to the write-down of property, plant and equipment and associated supplies inventories and $23.8 million for severance, environmental and other costs. The Company expects to expense a further $4.5 million in the first quarter of 2006 for contract termination and other costs. The Company will also incur ongoing costs for supervision, security, property taxes and other costs (including demolition costs less any recoveries for asset sales, if the Company decides to remove certain plant and equipment) in 2006 and future years depending on the Company's plans for the site. These costs will be expensed as incurred.

In addition to the charges discussed above, the increase in the operating loss in 2005 reflects lower US$ pulp prices and a stronger Canadian dollar.

OTHER CORPORATE ITEMS

Selling and administration expense of $23.2 million for the year ended December 31, 2005 compares to $20.2 million for the pro forma 2004 year. The increase is primarily attributable to legal and consulting services in connection with due diligence and other procedures performed with respect to strategic initiatives including the proposed acquisition of Cascadia and the acquisition of the Englewood Logging Division and related financing. Legal and consulting costs subsequent to the announcements of the acquisitions have been capitalised to other assets and will be added to the purchase price allocation. The Company anticipates that selling and administration expense will continue at the current levels in the first half of 2006 as a result of additional legal and consulting costs in connection with the softwood anti-dumping review.

Interest expense and the amortization of deferred financing costs and debt discount on the long-term debt for the year ended December 31, 2005 of $42.5 million compares to $87.8 for the pro forma 2004 year. The lower interest for 2005 is primarily attributable to the different capital structure of our Predecessor for the period from January 1, 2004 to July 27, 2004. Interest expense during 2005 also benefited from the strengthening Canadian dollar as all of the long-term debt is denominated in US dollars. The Company recorded a foreign exchange gain on the translation of the long-term debt of $8.3 million during 2005 relating to increase in the Canadian dollar from $0.83 to the US dollar at December 31, 2004 to $0.86 to the US dollar at December 31, 2005.

Interest expense on the revolving line of credit of $4.6 million for 2005 compares to $3.4 million for the 2004 pro forma year. The increase is primarily attributable to a higher average balance outstanding on the revolving line during 2005.

Other income primarily represents reimbursements from the BC Government for project engineering and other costs incurred by our Predecessor with respect to certain timber cutting rights taken back by the BC Government under the Forestry Revitalisation Plan.

Financial restructuring costs recorded by our Predecessor in 2004 relate to the costs of implementing the Plan. Discontinued operations of our Predecessor relate to the results of the Port Alice pulp mill prior to its sale by them in May, 2004.

We recorded an income tax recovery in 2005 of $9.9 million resulting from the draw down of $10.5 million of future income taxes payable in a subsidiary of the Company.

LIQUIDITY AND CAPITAL RESOURCES

                                     Year Ended          July 28 to          Year Ended          Year Ended
(millions of Canadian dollars    December 31, 2005   December 31, 2004   December 31, 2004   December 31, 2003
except where noted)                  (Company)           (Company)        (Pro forma) (1)      (Predecessor)
                                 -----------------   -----------------   -----------------   -----------------
Cash flow from operations              $ 6.2              $(24.1)             $(24.3)             $ 47.4
Additions to property, plant
   and equipment                       $(9.2)             $ (5.3)             $ (8.8)             $ (3.0)
Additions to capitalized roads         $(9.1)             $ (6.3)             $(27.4)             $(26.2)
Change in bank indebtedness            $(6.6)             $ 28.4              $ 47.7              $  8.6

FINANCIAL RATIOS:
Current assets to current
   liabilities                          1.28                1.76                1.76                0.26
Debt to shareholders equity             4.21                1.78                1.78                 N/a
Debt to market capitalization            9.1                2.61                2.61                 N/a

(1) Pro forma year ended 2004 represents the results of our Predecessor for the period from January 1, 2004 to July 27, 2004 added to the Company's results for the period from July 28, 2004 to December 31, 2004.

Cash flow from operations in 2005 of $6.2 million compares to negative cash flow of $24.1 million for the five months from July 28 to December 31, 2004 and negative $24.3 million for the pro forma 2004 year. The positive cash flow for 2005 reflects the net changes in working capital as the Company reduced its inventory by $39.8 million during the year and also benefited from the timing of the semi-annual payment of the interest on the Company's 15% Secured Bonds being paid in January 2006 instead of December 2005 as well as the deferral of 50% of the interest due from the June 30, 2005 payment.

Cash flow from operations before the non-cash changes in working capital items was negative $84.9 million for the year ended December 31, 2005 and includes $23.8 million with respect to severance and other costs associated with the closure of the Squamish pulp mill and $6.6 million for severance following the closure of the Silvertree sawmill. Adjusting for these unusual items the negative cash flow before the non-cash working capital items for 2005 would have been $54.5 million and compares to negative $43.2 for the pro forma 2004 year. The increase in the adjusted negative cash flow from operations before the non-cash working capital items is attributable to the reduction in EBITDA of $80.7 million from pro forma 2004 to 2005 partially offset by the lower interest expense in 2005 arising due to the different capital structure as previously discussed.

Capital additions for 2005 of $9.2 million is with respect to improvements to the Company's sawmills and additions to logging equipment and compares to $8.8 million for the pro forma 2004 year. Total road expenditures for 2005 of $27.0 million include $17.9 million related to spur roads that was expensed and $9.1 million relating to intermediate and mainline roads that was capitalized. This compares to total expenditures of $34.2 million for pro forma 2004 of which $6.8 million was expensed with respect to spur road additions and $27.4 million capitalized. The lower amount capitalized in 2005 relative to the total road building costs is due to the Company adopting the accounting policy on July 28, 2004 to expense spur roads whereas our Predecessor capitalized all road costs. The decrease in road building costs overall in 2005 is attributable to the lower volumes of timber harvested in 2005 relative to pro forma 2004.

During 2005 the Company disposed of non-core assets and realised proceeds from asset dispositions of $29.4 million. In addition to the $15 million received on the termination of the saw-log supply agreement with TimberWest, the Company also received proceeds on the sale of the former sawmill site in Vancouver and miscellaneous other property sales. The Company also received $16.5 million in early 2005 as compensation from the Provincial Government with respect to the loss of 685,000 cubic metres of AAC and 827 hectares of timber licenses under the Bill 28 take back. A further $5 million advance payment was received towards compensation for improvements made by the Company to the take back areas.

At December 31, 2005 the Company had a cash balance of $29.6 million, the working capital reserve of $8.9 million and available credit of $16.0 million under its revolving credit facility to meet its operational requirements. As noted above, on January 3, 2006 the Company paid $20.0 from this cash balance with respect to interest due on its 15% Secured Bonds. On March 10, 2006 the Company completed its previously announced redemption of its Secured Bonds including paying all accrued interest thereon. The total redemption amount of US$252.5 million (Cdn$293.3 million), including accrued interest, was funded from the proceeds of the new US$187.5 million and C$90 million term loans obtained from the Brookfield Bridge Lending Fund that were also drawn on March 10, 2006. The new loan facilities ("BBLF Facilities") provided approximately $13 million of additional working capital to the Company. In addition, the closing of the acquisition of the Englewood Logging Division and the execution of the long-term fibre supply arrangement with the Partnership resulted in the Company receiving $35 million cash on March 17, 2006 which has been applied against the Company's revolving line of credit. Approximately $17 million will be required in the short-term to fund severance and other current obligations with respect to the closure of the Squamish pulp mill.

In addition to the above noted debt restructuring, the Company completed its rights offering to all shareholders on March 9, 2006. The rights holders and Tricap Management Limited ("Tricap"), through its standby commitment, paid $295 million for subscription receipts that will be exchangeable into common shares (subject to a change of control exchange limitation that prevents a holder acquiring more than 49% of the Company's Common Shares) upon the completion of the proposed acquisition of Cascadia. The proceeds will be used to fund the proposed acquisition of Cascadia, pay down the revolving credit facilities of both Western and Cascadia and contribute to working capital. Following the closing the Company estimates that it should have availability under its amended revolving credit facility in the range of $110-$120 million and unrestricted cash in the range of $30-$40 million, depending on working capital movements and operating results until closing.

SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial results and operating data for the Company and its Predecessor for the last eight quarters. Note that in the case of the Predecessor the amounts shown do not extend beyond the operating earnings (loss) level as a comparison of items below that level is not meaningful as a result of the Predecessor's different capital structure. For a more detailed analysis of the fourth quarter 2005 results please refer to our Fourth Quarter Report filed on SEDAR, at http://www.sedar.com.

(millions of Canadian dollars except per share amounts)

                                                     QUARTER 2005
                                          ---------------------------------
                                            4th      3rd      2nd      1st
                                          ------   ------   ------   ------
                                                       Company
NET SALES                                 $161.0   $156.7   $186.4   $162.7
NET LOSS                                  $(84.6)  $(12.5)  $(37.2)  $ (5.3)
NET  LOSS PER SHARE - BASIC AND DILUTED   $(3.30)  $(0.49)  $(1.45)  $(0.21)

(millions of Canadian dollars except per share amounts)

                                                             QUARTER 2004
                                   ----------------------------------------------------------------
                                                    3rd                 3rd
                                     4th     (July 28-Sept 30)   (July 1-July 27)     2nd      1st
                                   -------   -----------------   ----------------   ------   ------
                                   Company                         Predecessor
NET SALES                          $165.8          $158.3              $44.2        $228.5   $163.0
NET EARNINGS (LOSS)                $(19.6)         $ 14.1
NET EARNINGS (LOSS)
   PER SHARE - BASIC AND DILUTED   $(0.76)         $ 0.55

\
                                      -9-


In a normal operating year, there is some seasonality to the Company's operations with higher activity in the second and third quarters as construction activity, particularly in the US, tends to be higher. Logging activity may also vary depending on weather conditions due to snow and ice in the winter and the threat of forest fires in the summer.

The net loss in the fourth quarter of 2005 reflects the charge of $71.4 million in connection with the closure of the Squamish pulp mill effective March 9, 2006. The net loss for the second quarter of 2005 includes the write-down of property, plant and equipment of $8.5 million with respect to the closure of the Silvertree sawmill and the impact of lower lumber and pulp prices and a temporary increase in the Company's anti-dumping duty deposit rate due to administrative considerations. The higher sales and EBITDA in the second and third quarters of 2004 relative to the other quarters was primarily due to higher lumber sales due to strong lumber markets and prices, an increase in log sales primarily as a result of the sale of the Port Alice pulp mill by our Predecessor on May 11, 2004, and stronger pulp markets.

SUMMARY OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations at December 31, 2005 and our payments due for each of the next five years commencing December 31, 2005 and thereafter:

(millions of Canadian dollars)    Total    2006   2007   2008    2009    2010   Thereafter
                                 ------   -----   ----   ----   ------   ----   ----------
Long-term debt (1)               $257.0   $  --   $ --   $ --   $257.0   $ --      $ --
Operating leases                    7.7     3.4    2.3    1.4      0.6     --        --
Reforestation liability            13.9     6.8    2.6    2.0      1.4    0.4       0.7
                                 ------   -----   ----   ----   ------   ----      ----
Total contractual obligations    $278.6   $10.2   $4.9   $3.4   $259.0   $0.4      $0.7
                                 ======   =====   ====   ====   ======   ====      ====

Note:

(1.) The amount shown for long-term debt represents the US$221 million Secured
     Bonds translated at the December 31, 2005 exchange rate of $1.1630. This amount is different to the Balance Sheet figure of $247.9 million due to the original issue discount of US$11.0 million which is being amortized over the 5 year term of the Secured Bonds. The Secured Bonds were redeemed on March 10, 2006.

NON-GAAP MEASURES

We have prepared the financial information contained in this discussion and analysis in accordance with Canadian generally accepted accounting principles ("GAAP"). Reference is also made to EBITDA. EBITDA is defined as operating earnings (loss) plus amortization of property, plant and equipment and the write-down of property, plant and equipment and operating restructuring costs. We use EBITDA as a benchmark measurement of our own operating results, and as a benchmark relative to our competitors. We consider EBITDA to be a meaningful supplement to operating income as a performance measure primarily because amortization expense and property write-downs are not actual cash costs, and vary widely from company to company in a manner that we consider largely independent of the underlying cost efficiency of their operating facilities. Further, operating restructuring costs are not expected to occur on a regular basis and may make comparisons of our operating results between periods more difficult. We also believe EBITDA is commonly used by securities analysts, investors and other interested parties to evaluate our financial performance.

EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Furthermore, EBITDA does not reflect the impact of a number of items that affect our net income (loss). EBITDA is not a measure of financial performance under GAAP, and should not be considered as an alternative to measures of performance under GAAP. Moreover, because all companies do not calculate EBITDA in the same manner, EBITDA as calculated by us may differ from EBITDA as calculated by other companies.

The following table reconciles the Company's net earnings (loss) to EBITDA:

                                                                           Year Ended
                                      Year Ended          July 28 to      December 31,       Year Ended
                                  December 31, 2005   December 31, 2004      2004(1)     December 31, 2003
(millions of Canadian dollars)        (Company)           (Company)        (Pro forma)     (Predecessor)
                                  -----------------   -----------------   ------------   -----------------
EBITDA                                 $ (16.4)            $  2.0            $ 64.3           $ (11.6)
Amortization of property, plant
   and equipment                         (28.2)             (14.2)            (47.2)            (46.0)
Write-downs and other
   restructuring costs                   (73.4)                                  --              (8.0)
Interest expense                         (47.1)             (19.8)            (91.2)           (100.9)
Foreign exchange gain on
   long-term debt                          8.3               27.4               3.2             189.2
Other income (expense)                     7.3               (0.1)             (6.0)              2.2
Income tax recovery (expense)              9.9               (0.8)             (0.8)             (1.0)
Financial Restructuring items               --                 --             (11.4)             (7.8)
                                       -------             ------            ------           -------
Net earnings (loss)                    $(139.6)            $ (5.5)           $(89.1)          $  16.1
                                       =======             ======            ======           =======

(1) Pro forma year ended 2004 represents the results of our Predecessor for the period from January 1, 2004 to July 27, 2004 added to the Company's results for the period from July 28, 2004 to December 31, 2004.

CRITICAL ACCOUNTING ESTIMATES

Measurement Uncertainty

The Company reviews the carrying values of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. During the third quarter, as a result of continued losses by the Company, the potential impact of its restructuring activities and the potential impact on operations of a weaker U.S. dollar and reduced lumber and pulp prices in the market, the Company commenced an impairment review of all of its long-lived assets.

The impairment review was performed by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the assets. Key assumptions in performing this review included lumber prices, pulp prices and the U.S. dollar exchange rate. Other significant assumptions include the useful life of the assets (for example, curtailment decisions) and the effect of the ongoing softwood lumber dispute with the U.S. In determining the appropriate assumptions we have analyzed external data, including RISI, and sought advice from advisors.

Following the strategic decision to exit the pulp business and close the Squamish pulp mill the Company reviewed the carrying amounts for these operations and the estimated costs to exit the business. On the basis of this review the Company took a fourth quarter charge of $71.4 million including $47.6 million to write-down the property, plant and equipment and related supplies inventories to their estimated recoverable amount. Environmental remediation and other costs are primarily based on the preliminary findings of work performed by consultants. Actual costs may be significantly different once investigative drilling and other planned analysis is completed.

With respect to the Solid Wood segment, we closed our Silvertree sawmill in October and recorded an impairment charge of $8.5 million in the second quarter of 2005. On the basis of the findings of the impairment review of the Solid Wood segment, we do not consider that any further write down of these assets is necessary at December 31, 2005.

Given the inherent imprecision of impairment testing and the sensitivity of results to the key assumptions used, it is possible that changes in future conditions may lead management to use different assumptions in the future which could require a material change in the carrying values of its long-lived assets.

Reforestation Liabilities

We accrue our reforestation liabilities based on estimates of future costs at the time the timber is harvested. The estimate of future reforestation costs is based on a detailed analysis for all areas that have been logged and includes estimates for the extent of planting seedlings versus natural regeneration, the cost of planting including the cost of seedlings, the extent and cost of site preparation, brushing, weeding, thinning and replanting and the cost of conducting surveys. Our registered professional foresters conduct the analysis that is used to estimate these costs. However, these costs are difficult to estimate and can be affected by weather patterns, forest fires and wildlife issues that could impact the actual future costs incurred and result in material adjustments.

Valuation of Inventory

We value our inventories at the lower of cost and net realizable value. We estimate net realizable value by reviewing current market prices for the specific inventory items based on recent sales prices and current sales orders. If the net realizable value is less than the cost amount, we will record a write-down. The determination of net realizable value at a point in time is generally both objective and verifiable. However, changes in commodity prices can occur suddenly which could result in a material write-down in inventories in future periods.

Softwood Lumber Duties

Softwood lumber duties represent contingent liabilities that require a cash deposit to be paid to US customs in order to ship softwood lumber products into the US. We have expensed softwood lumber duties based on the deposit amounts paid to US customs. The actual amount of the duties for softwood lumber products shipped will depend on the outcome of various challenges and appeals made to NAFTA panels, WTO panels and reviewing courts or on a negotiated settlement. In addition, the actual duty amounts will likely be based on rates established by an administrative review process completed by the USDOC. Any difference between the deposit rate paid either by us or our Predecessor and the rate established on administrative review will be refunded to or paid by us, plus interest. The actual amount paid in the future for softwood lumber duties on shipments made in current periods could be materially different than the amounts paid and expensed.

Valuation of Accounts Receivable

We record an allowance for doubtful collection of accounts receivable based on our best estimate of any potential uncollectable amounts. The best estimate considers past experience with our customer base and a review of current economic conditions and specific customer issues. The Company has significant exposures to individual customers including one customer which comprised 12% of the Company's sales for the twelve months ended December 31, 2005. The accounts receivable balance from the same customer comprised 26% of the Company's outstanding receivables at December 31, 2005 and was insured through the Export Development Corporation as to approximately 87% of the balance outstanding. The Company's general practice is to make sales on a cash basis, without credit terms, or to insure them for 90% of their sales value with the Export Development Corporation.

Pension and Other Post Retirement Benefits

We have defined benefit pension plans and post-retirement medical and health benefit plans for our officers and employees. We retain independent actuarial consultants to perform actuarial valuations of plan obligations and asset values, and advise on the amounts to be recorded in the financial statements. Actuarial valuations include certain assumptions that directly affect the fair value of the assets and obligations and expenses recorded in the financial statements. These assumptions include the discount rate used to determine the net present value of obligations, the return on plan assets used to estimate the increase in the plan assets available to fund obligations and the increase in future compensation amounts and medical and health care costs used to estimate obligations. Actual experience can vary materially from the estimates and impact the cost of our pension and post retirement medical and health plans and future cash flow requirements.

Environment

We disclose environmental obligations when known and accrue the cost associated with the obligations when they are known and the costs can be reasonably estimated. We own a number of manufacturing sites that have been in existence for a significant period of time and as a result may have unknown environmental obligations. However, until the sites are decommissioned and the property, plant and equipment are removed a detailed environmental review cannot be completed. Until these reviews are performed, a reasonable cost estimate of the obligations, if any, cannot be determined.

CHANGES IN ACCOUNTING POLICIES

On the implementation of the Plan the Company adopted new accounting policies with respect to accounting for logging roads and to value inventories. The Company expenses the cost of spur roads in the period the work is incurred whereas our Predecessor's past practice was to capitalize all roads and amortize them over the estimated timber volume. The Company's policy will reduce the amount of road spending that is capitalized. Although the overall impact on total expenses over time should not be significant, for financial statement presentation purposes it will effectively result in the transfer of expenses from amortization expense to operations expense and thus a reduction in EBITDA.

With respect to inventory our accounting policy is to perform the lower of cost and net realizable value for lumber separately by species (hemlock, fir and cedar); for logs, we compare the average cost of the inventory to the estimated net realizable value for saw logs and pulp logs, separately; and for NBSK pulp, prior to closure in 2006 we compared the average cost of the inventory to the estimated net realizable value for total pulp inventory. The practice of our Predecessor was to compare the average cost of inventory to the net realizable value for lumber, logs and NBSK pulp on a total basis for each.

The Canadian Institute of Chartered Accountants Accounting Guideline 15 "Consolidation of Variable Interest Entities" is effective for fiscal years commencing after November 1, 2004. The Guideline provides criteria for identifying Variable Interest Entities and their consolidation. The Company has determined that the Guideline does not materially impact the Company's Interim Consolidated Financial Statements.

FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

The Company does not have any financial instruments not recognized in the financial statements. Recognized financial instruments, consisting primarily of debt instruments, are discussed elsewhere in this discussion and analysis. We did not use any derivative financial instruments during the year ended December 31, 2005, and for the period from July 28, 2004 to December 31, 2004.

We do not have any off-balance sheet arrangements as at December 31, 2005 and did not have any related party transactions during the year ended December 31, 2005 except that on November 10, 2005 the Company reached a definitive agreement to acquire Cascadia Forest Products Ltd. ("Cascadia") from Brookfield Asset Management Inc. ("BAM"), for approximately $120 million, subject to certain closing adjustments plus Cascadia's net working capital, all payable in cash on closing. Financing for the transaction was secured from Tricap, which has provided both equity and, through its designated lender, Brookfield Bridge Lending Fund, debt financing sufficient to fund the acquisition of Cascadia, refinance the Company's existing 15% senior secured bonds and provide additional working capital. Tricap is related to the Company by virtue of its 20.05% ownership of the Company's Common Shares. BAM is related to the Company by virtue of its voting arrangements with Tricap. The Company paid US$300,000 to BAM on signing the term sheet for a commitment fee which will be applied against a 1% total commitment fee to be paid on draw down of the debt financing.

RISKS AND UNCERTAINTIES

The following risks and uncertainties may have a material adverse effect on our operations including after the proposed acquisition, the operations of Cascadia.

Substantial Leverage and Ability to Service Indebtedness

As at December 31, 2005, we had approximately $319.3 million of indebtedness outstanding, comprised of our Secured Bonds ($247.9 million) and our revolving credit facility ($71.4 million). Following the redemption of the Secured Bonds on March 10, 2006, our long-term indebtedness under the BBLF Facilities is approximately $304 million. The level of debt that we have and the limitations imposed on us by the corresponding agreements that we have entered into has important consequences for our business, including the following:

     - a significant portion of our cash flow from operations is used for servicing debt, rather than operations;

     - we may not be able to obtain additional debt or equity financing for future working capital, capital expenditures or other corporate purposes;

     - we may remain vulnerable to economic downturns and be less able to take advantage of significant business opportunities and react to changes in market or industry conditions; and

     -    our less leveraged competitors may have a competitive advantage.

Our ability to pay our debt obligations depends on our current and future performance. To a significant extent, our performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including lumber prices and exchange rates, all of which are beyond our control. No assurance can be given that our business will generate sufficient cash flow from operations to pay our debt obligations or fund our other liquidity needs. We have not generated sufficient cash flow from operations since emerging from CCAA to service our debt obligations and have had to draw on our working capital facility. We believe it will be necessary for us to reduce our level of indebtedness and debt service requirements to sustain and improve our operating performance, particularly if market conditions for our products do not improve.

Cash Flow and Liquidity

As a result of the continuing strength of the Canadian dollar, the softwood lumber dispute, current market conditions and our current capital and operating cost structure, we have not generated sufficient cash flows from operations to meet our debt service obligations and to fund the capital requirements and structural changes of our business.

The Company incurred a net loss for the year ended December 31, 2005 of $139.6 million and at December 31, 2005, has an accumulated deficit of $145.1 million. Included in the net loss for the year ended December 31, 2005 is $73.4 million in write-downs of assets and operating restructuring costs related to the pulp mill and sawmill closures and $7.4 million for operating losses of the pulp mill which was closed permanently in early 2006.

As at December 31, 2005, we had approximately $319.3 million of indebtedness outstanding comprised of our Secured Bonds and Revolving Credit Facility. Our ability to pay our debt obligations depends on our current and future performance. To a significant extent, our performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including exchange rate and lumber prices, all of which are beyond our control. At December 31, 2005, the Company had cash, restricted cash and available lines of credit totaling $54.5 million to fund future operations.

In response to the losses incurred during 2005, the Company closed and consolidated certain of its operations so as to lower its cost structure and improve future operating results. In addition, the

Company has entered into an agreement to acquire Cascadia. The Company is financing the proposed acquisition and raising additional working capital through an equity rights offering and a refinancing of its long-term debt and bank indebtedness. Closing of the acquisition is dependent on receiving approvals from certain governmental authorities.

Market conditions including foreign exchange rates, prices for its products and other factors will have a significant impact on the ability of the Company to improve financial performance over the next fiscal year. In addition to market conditions, future profitable operations on a long-term basis are also dependent on the Company's ability to successfully integrate its operations with Cascadia's operations and realize significant synergies that we believe should help reposition the Company to successfully compete in global softwood markets. The Company anticipates that the governmental approvals will be received in April of 2006 and the acquisition will close and the proceeds of the rights offering will be released at that time. In the event that market conditions are not favourable and the acquisition and related financings does not close, the Company will need to consider other strategic alternatives to finance and maintain its operations.

Variable Operating Results and Product Pricing

The financial performance of Western is principally dependent on the prices received for lumber, logs and other products. Average prices that we receive for lumber and logs are dependent on the product mix sold as prices vary significantly between species and grade. There is generally some correlation between lumber and log prices over the long-term although they may not correlate closely in the short term due to supply imbalances. Prices for these products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. We cannot provide any assurance as to the timing and extent of any price improvements. On an annualized basis, we estimate that a change of $50 per thousand board feet of lumber would impact operating earnings by approximately $36 million. Following the acquisition of Cascadia, we estimate that for the combined business a change of $50 per thousand board feet of lumber would impact operating earnings by approximately $60 million on an annualized basis.

The markets for these products are highly cyclical and are characterized by periods of excess product supply due to many factors, including:

     -    additions to industry capacity;

     _    increased industry production;

     - periods of insufficient demand due to weak general economic activity or other causes including weather factors; and

     -    inventory destocking by customers.

Demand for these products is influenced to a significant degree by the global level of economic activity. Additionally, even though costs may increase, customers may not accept price increases for these products. We are not able to predict with certainty market conditions and prices for these products. The results of operations and financial condition of Western, and after the proposed acquisition, Cascadia will depend primarily upon the prices we receive for lumber, logs and chips, and a deterioration in prices of or demand for these products could have a material adverse effect on the financial condition or results of operations of Western, and after the proposed acquisition of Cascadia, the combined business.

The financial performance of Western is also dependent on the rate at which production capacity is utilized. When capacity utilization is reduced in response to weak demand for products, the cost per unit of production will increase, and profitability will decrease. For example, the down-time taken at logging and sawmill operations will generally reduce working capital and preserve liquidity but will also result in higher cost per unit due to the lower production volumes and the expensing of fixed cost over this period.

Risks of Exchange Rate Fluctuations

Excluding pulp, approximately 62% of our sales are made in US dollars, while most of our operating costs and expenses are incurred in Canadian dollars. Our results of operations are reported in Canadian dollars. Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the U.S. dollar has had, and in the future could have, a material adverse effect on our operating earnings and cash flows. On an annualized basis, excluding the effect on our long-term debt, we estimate that a change of 1% in the value of the Canadian dollar per U.S.$1.00 would impact operating earnings by approximately $4 million.

Following the acquisition of Cascadia, approximately 49% of the Company's sales will be denominated in U.S. dollars and 9% of combined sales will be denominated in Japanese Yen, while most of the operating costs and expenses will continue to be incurred in Canadian dollars. On an annualized basis, excluding the effect on our long-term debt, we estimate that a change of 1% in the value of the Canadian dollar per U.S.$1.00 would impact operating earnings of the combined business by approximately $6 million.

For the one and two years ended December 31, 2005, the Canadian dollar has appreciated by 3% and 11%, respectively, against the U.S. dollar and by 19% and 22%, respectively, against the Japanese Yen.

Following the redemption of our Secured Bonds on March 10, 2006 from the proceeds of the BBLF facilities, we have long-term debt denominated in U.S. dollars of U.S.$187.5 million. Based on the exchange rate in effect on March 10, 2006 of $1.1695, a 1% increase or decrease in the value of the U.S. dollar relative to the Canadian dollar would have a corresponding effect of $2 million on the principal amount of the debt and a corresponding effect of $0.3 million on the annual interest expense when translated into Canadian dollars.

Softwood Lumber Dispute

The USDOC found that imports of softwood lumber from Canada into the United States were dumped and unfairly subsidized and the USITC determined that the softwood lumber industry in the United States was threatened with material injury by reason of the imports of softwood lumber from Canada. As a result of this finding and determination, the USDOC issued countervailing and antidumping duty orders, which took effect on May 22, 2002. These duties have had a material adverse impact on the operations of our Predecessor and on our operations including reduced profit margins. Cumulative duties, including those of our Predecessor, from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the United States, until December 31, 2005, total approximately U.S.$104.2 million. Pursuant to the Plan, we have the right to any refunds of duties paid by our Predecessor, and may have the obligation to pay further duties. Cascadia and its predecessors have similarly paid such duties in the past; however, under the terms of the Cascadia acquisition agreement and other related agreements, we will not be entitled to retain any refunds due in respect of Cascadia's or its predecessors' operations prior to the closing of the acquisition.

On November 23, 2005, we were notified that we had been selected as a mandatory respondent in the antidumping duty third administrative review of certain softwood lumber products from Canada. We were selected, along with seven other companies, under the USDOC's new "probability proportional to size" sampling methodology. The review covers the period from May 1, 2004 to April 30, 2005. We are currently posting antidumping duty deposits at the (second) administrative review-specific average rate of 2.10% on the value of our lumber shipments to the United States. (The rates of the mandatory respondents are averaged to determine the review-specific average rate). Following the review, we will post antidumping duties at the "company specific" rate determined for us. We do not expect to receive the final results of the USDOC review until December 2006, consistent with the timing of the USDOC determinations announced in 2005. The risk of a new "company specific" rate is that our antidumping duty deposit rate may increase, effectively increasing the cost of new lumber being shipped to the United States which may reduce our ability to compete relative to other lumber producers. A new "company-specific" rate may also increase our antidumping duty liability for entries during the third review period beyond the amount of estimated antidumping duties that has been deposited. We have been working with international trade lawyers and accountants to prepare our filings with the USDOC. While there is a risk that our antidumping rate will increase we are unable to predict what the ultimate rate will be or how it will compare to the antidumping rates of the other mandatory respondents or the (third) administrative review-specific average rate applied to non-mandatory respondents once calculated.

Cascadia is currently posting antidumping deposits at the original "all others" rate of 11.54% on its shipments of lumber into the United States, compared to the second review average rate currently being posted by us of 2.10%. There is a risk that following the acquisition of Cascadia we may be required to post antidumping deposits in excess of the total amounts currently being posted by Western and Cascadia.

Although the Federal Government, other provincial governments of Canada and Canadian forest product companies have initiated challenges under the NAFTA and before the WTO, it is not possible to predict the ultimate results of such challenges. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the United States cannot be determined at this time and will depend on the outcome of the challenges and appeals of the final determinations to any reviewing courts, NAFTA or WTO panels or on a negotiated settlement. Unless the challenges are resolved in favour of Canadian lumber companies, the softwood lumber dispute will continue to adversely impact on the financial condition and results of operations of the combined company.

Long-Term Competition

The markets for our products are highly competitive on a domestic and international level, with a large number of major companies competing in each market. Many of Western's and Cascadia's competitors, have substantially greater financial resources and less debt than we do. Some of these competitors have the advantage of not being affected by fluctuations in the value of the Canadian dollar to the same extent that we are. We also compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. While the principal basis for competition is price, we also compete to a lesser extent on the basis of quality and customer service. Changes in the level of competition, industry capacity and the global economy has had, and is expected to continue to have, a significant impact on the selling prices and overall profitability of Western. Our competitive position will be influenced by factors including the availability, quality and cost of fibre, energy and labour, and plant efficiencies and productivity in relation to our competitors. Changes in the political and social environment in which we operate may also impact our ability to compete. We expect that our competitive position will continue to be adversely affected by the increased value of the Canadian dollar relative to the U.S. dollar and the Japanese Yen and by U.S. countervailing duties and antidumping rates imposed on softwood lumber shipments to the United States, as described under "Risks and Uncertainties -- Softwood Lumber Dispute".

Mountain Pine Beetle

The west-central interior of British Columbia is currently being affected by North America's largest recorded mountain pine beetle infestation. We do not operate in the affected area and lodgepole pine, the species most at risk from the infestation, is not a key source of timber in the coastal forests. This natural disaster is causing widespread mortality of lodgepole pine, with over 280 million cubic metres of timber estimated to be lost. The infestation will likely only be stopped as a result of a period of extremely cold weather. In the short-term, timber harvest levels have increased to use the dead trees before they decay and lose their commercial value. The increase in harvest levels as producers seek to harvest the dead trees has resulted in higher lumber production volumes and therefore more supply in the marketplace, limiting any potential price increases. In addition, pulp log prices have been negatively affected by higher volumes of residual wood chips. We are unable to predict when and if the mountain pine beetle infestation will be halted or its impact on future lumber, chip and pulp log prices.

Dependency on Fibre Obtained from Government Timber Tenures

Currently, substantially all of the timberlands in which we and Cascadia operate are owned by the Province and administered by the Ministry of Forests and Range. The Forest Act empowers the Ministry of Forests and Range to grant timber tenures, including TFLs, FLs and TLs to producers. The Provincial Chief Forester must conduct a review of AAC for each timber supply area and each TFL in the Province on a periodic basis which is usually once every five years. This review is then used to determine the AAC for licenses issued by the Province under the Forest Act. Many factors affect the AAC such as timber inventory, the amount of operable forest land, growth estimates of young forests, regulation changes and environmental and social changes. Such assessments have in the past resulted and may in the future result in reductions of the AACs attributable to licenses held by British Columbia forest companies (without compensation), including the licenses that we and Cascadia own. In addition, our AAC can be temporarily reduced (without compensation for the first four years) in areas where logging has been suspended under Part 13 of the Forest Act pending further consideration in land use planning. Land use planning and new harvesting regulations can constrain access to timber and new parks can permanently remove land from the timber harvesting land base. There can be no assurance that the amounts of such future reductions on our licenses, if any, will not be material or the amounts of compensation, if any, for such reductions will be fair and adequate.

Forest Policy Changes in British Columbia

In 2003 and 2004, the Province implemented the most significant legislative reforms in the British Columbia forest industry in over 40 years. The most controversial aspect of these legislative reforms involved the Province taking back approximately 20% of the AAC from major license holders, including us and Cascadia. The first phase of negotiations on compensation due to us was concluded in 2004 with an initial payment to us of $21.5 million. A final comprehensive settlement agreement, with a further but much lower payment, is expected to be reached in 2006.

As many of the legislative changes from the legislative reforms are relatively new and we have not finally settled the compensation issue, it is not possible to predict how the combined business will be affected by these changes in future periods.

Stumpage Fees

Stumpage is the fee that the Province charges forest companies to harvest timber from Crown land in British Columbia. On January 16, 2004, the Provincial Government announced the move to a more open and competitive market pricing system for timber and logs for the coastal region. Prior to February 29, 2004, the amount of stumpage paid for each cubic metre of wood harvested from the coastal region was based on a target rate set by the Province. Since February 29, 2004, stumpage for the coastal region is being set using a market pricing system (the "MPS"). The MPS uses the results from British Columbia timber sales auctions to predict the value of Crown timber harvested under long-term tenures. In this way, the Province believes that stumpage prices will become market-based.

The stumpage system is complex. It continues to be the subject of discussion involving, among other things, lumber trade issues between Canada and the United States in response to the U.S. claim that British Columbia's forest industry is subsidized, and consequently may be subject to further amendments. Periodic changes in the Province's administrative policy can also affect stumpage and the viability of individual logging operations. There can be no assurance that current changes or future changes to the stumpage system or the Province's administrative policy will not have a material impact on stumpage fees that we pay and consequently affect the financial condition and results of operations of the combined business.

Forest Resource Risk and Natural Catastrophes

Our timber tenures are subject to the risks associated with standing forests, in particular, forest fires, insect infestations and disease. Procedures and controls are in place to manage such risk through prevention and early detection. Most of the timber that we and Cascadia harvest comes from Crown tenures and insurance coverage is maintained only for loss of logs due to fire and other occurrences following harvesting. Utilizing the services of an insurance consultant, we believe we have adequate insurance coverage to protect our assets from undue risk and that this coverage is in line with that of other large forest product companies operating in British Columbia. However, this coverage does not extend to standing timber, and there is no assurance that this coverage would be adequate to provide protection against all eventualities, including natural catastrophes.

International Business

In general, Western's and, following the proposed acquisition of Cascadia, the combined business' sales will be subject to the risks of international business, including:

     -    fluctuations in foreign currencies;

     - changes in the economic strength of the countries in which we conduct business;

     -    trade disputes;

     -    changes in regulatory requirements;

     -    tariffs and other barriers;

     - quotas, duties, taxes and other charges or restrictions upon exportation; and

     -    transportation costs and the availability of carriers.

The combined business' principal products are sold in international markets. Although we believe the proposed acquisition of Cascadia will diversify the markets that we have access to, the economic conditions in these markets and particularly the United States, Japan and Europe, the strength of the housing markets in the United States and Japan, and international sensitivity to interest rates, can all have a significant effect on the combined business' financial condition and results of operations.

Environmental Regulation

We and Cascadia are subject to extensive environmental laws and regulations. These laws and regulations impose stringent standards on our operations and impose liability to remedy problems for which we are legally responsible regarding, among other things:

     -    air emissions;

     -    land and water discharges;

     - operations or activities affecting watercourses or the natural environment;

     -    operations or activities affecting species at risk;

     -    use and handling of hazardous materials;

     -    use, handling and disposal of waste; and

     -    remediation of environmental contamination.

We may incur substantial costs to comply with current or future requirements, to respond to orders or directions made, to remedy problems for which we are legally responsible or to comply with new environmental laws that may be adopted from time to time. In addition, we may discover currently unknown environmental problems or conditions affecting our or the combined business' operations or activities or for which we are otherwise legally responsible. Any such event could have a material adverse effect on Western, and following the proposed acquisition, the combined business' financial condition, and results of operations.

First Nations Land Claims

First Nations groups have made claims of rights and title to substantial portions of land in British Columbia, including areas where our and Cascadia's timber tenures and operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified. The Supreme Court of Canada has also held that even before claims of rights and title are proven, the Crown has a duty to consult with First Nations, which can become a duty to seek possible accommodations, when the Crown has knowledge, real or constructive, of the potential existence of an aboriginal right or title and contemplates conduct that might adversely impact it. During the period before asserted claims are proven, the Crown is required to consult in good faith with the intention of substantially addressing First Nation concerns, but First Nations agreement is not required in these consultations.

First Nations are seeking compensation from governments (and in some instances from forest tenure holders) with respect to these claims, and the effect of these claims on timber tenure rights, including our timber tenures, cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. Any settlements that may result from these negotiations may involve a combination of cash, land, resources, grants of conditional rights of resource co-management or to gather food on public lands, and some rights of self-government. The effect of such a settlement on Western, and following the proposed acquisition of Cascadia, the combined business' timber tenures or the amounts of compensation that we would receive for any taking from those tenures as a result of this process, if any, cannot be estimated at this time. See "Risks and Uncertainties -- Risks Associated with the Weyerhaeuser Purchase Agreement".

Current Provincial Government policy requires that forest management and operating plans take into account and not infringe on aboriginal rights and title, proven or unproven, and provide for consultation with First Nations. This policy is reflected in the terms of our timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would interfere with aboriginal rights and title. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if these decisions could affect lands claimed by them. There can be no assurance that changes to the terms of Western's or, following the proposed acquisition of Cascadia, the combined business' timber tenures as a consequence of such consultation or action will not have an adverse effect on our financial condition or results of operations. See "Risks and Uncertainties -- Risks Associated with the Weyerhaeuser Purchase Agreement".

The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or Provincial Government in the near future. In the interim period, the Ministry of Forests and Range initiated its Forest and Range Agreements program with a view to addressing the Crown's legal obligations. This program provides revenue sharing and short term forest tenure opportunities for First Nations who enter into agreements with the Provincial Government. The Ministry of Forests and Range has stated it intends to provide approximately 8% of the Province's total Crown AAC to First Nations under this program or otherwise, using the AAC taken from other licensees under the Forestry Revitalization Act. The re-allocation of tenure to First Nations is in progress and the continuity of the timber supply from these short-term tenures is uncertain.

Regulatory Risks

Our and Cascadia's forestry and sawmill operations are subject to extensive federal, provincial, state, municipal and other local laws and regulations, including those governing forestry, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species and land use and expropriation. Under certain laws and regulations, we and Cascadia are also required to obtain permits, licenses and other authorizations to conduct our operations, which permits, licenses and authorizations may impose additional conditions that must be satisfied. Although we budget for expenditures to maintain compliance with such laws and permits, there can be no assurance that these laws and regulations or government policy will not change in the future in a manner that could have an adverse effect on Western's, and following the proposed acquisition of Cascadia, the combined business' financial condition or results of operations or the manner in which we operate. Nor can there be any assurance that administrative interpretation of existing laws and regulation will not change or more stringent enforcement of existing laws will not occur, in response to changes in the political or social environment in which we operate or otherwise, in a manner that could have an adverse effect in the combined business financial conditions or results of operations or manner in which we operates.

Legal Proceedings

In addition to the litigation discussed herein, we and Cascadia are currently subject to routine litigation incidental to our respective businesses, the outcome of which we do not anticipate will have a material adverse affect on the financial condition and results of operations of the combined business.

Following the acquisition, we will be the largest forest company with operations concentrated on the British Columbia coast. It is therefore possible that, following the acquisition, we will increasingly become the subject of routine litigation in the normal course of our business activities, which may adversely affect the financial condition or operations of the combined business.

On January 11, 2006 a claim was filed against Cascadia and others claiming patent infringement and breach of contract arising from single-stem helicopter logging operations. The plaintiff has sought damages and an injunction prohibiting further single-stem logging. We are unable to determine at this time the outcome of this dispute or its financial impact on the combined business.

Reliance on Directors, Management and Other Key Personnel

We rely upon the experience and expertise of our personnel. No assurance can be given that the combined business will be able to retain its current personnel and attract additional personnel as necessary for the development and operation of the combined business. Loss of, or failure to attract and retain key personnel could have a material adverse effect on the combined business.

Employees and Labour Relations

The majority of the hourly paid employees at our and Cascadia's manufacturing facilities and timber harvesting operations are unionized. Our current collective agreements expire in June 2007, in respect of the majority of our hourly workers in our solid wood segment, and in Cascadia's case, at various dates through to June 2007. Our inability to negotiate an acceptable contract at the time that the existing collective agreements expire with any of the unions could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers engage in a strike or other work stoppage, the combined business could experience a significant disruption of its operations or higher ongoing labour costs, which could have a material adverse effect on the financial condition or results of operations of Western, and following the proposed acquisition of Cascadia, the combined business.

In addition, we and Cascadia rely on certain third parties whose workforces are unionized to provide us with services needed to operate the combined business. If their workers engage in strike or other work stoppages Western's, and following the proposed acquisition of Cascadia, the combined business' operations could be disrupted.

IN ADDITION TO THE RISKS AND UNCERTAINTIES DISCUSSED ABOVE THE FOLLOWING RISKS AND UNCERTAINTIES SPECIFICALLY RELATE TO THE PROPOSED ACQUISITION AND THE ASSOCIATED EQUITY RIGHTS OFFERING:

Dilution

We currently have 25,631,795 Common Shares outstanding. As a result of the Rights Offering, we have issued approximately 179 million Subscription Receipts that will be exchangeable for Common Shares (or Non-Voting Shares in the case of certain Subscription Receipts held by Tricap).

Approval for Proposed Acquisition of Cascadia

The Subscription Receipts will not be exchanged for our Common Shares and the funds received by the Company unless the proposed acquisition of Cascadia closes on or prior to May 10, 2006. It is possible that the required regulatory approvals will not be received, or that the acquisition agreement will be terminated. If the required approvals are not received prior to the earliest of May 10, 2006 or the date the acquisition agreement is terminated, the Subscription Receipts will be cancelled and holders of Subscription Receipts will receive an amount equal to the subscription proceeds for the Subscription Receipts and their pro rata entitlement to interest on such amount.

Integration of Cascadia

Following the proposed acquisition, our integration of Cascadia may result in significant challenges, and our management team may be unable to accomplish the integration smoothly or without spending significant amounts of money. There can be no assurance that our management team will be able to integrate the Cascadia operations successfully. Our management team's inability to successfully integrate the Cascadia operations could have a material adverse effect on the financial condition and results of operations of the combined business.

Risks Associated with the Weyerhaeuser Purchase Agreement

The assets of Cascadia were recently acquired from Weyerhaeuser pursuant to the Weyerhaeuser Purchase Agreement. Among other things, Cascadia assumed the responsibility for environmental conditions on the lands (including the lands within the timber tenures) it acquired from Weyerhaeuser, as well as responsibility for claims made by First Nations groups in connection with Weyerhaeuser's British Columbia coastal operations (except to the extent that those claims were assumed by Island Timberlands in its purchase of the private lands business from Weyerhaeuser). Cascadia received the benefit of representations from Weyerhaeuser in the Weyerhaeuser Purchase Agreement, subject to certain disclosure made to Cascadia by Weyerhaeuser and the thresholds for claims made under that agreement. Since Cascadia purchased the Weyerhaeuser Assets as part of a larger transaction, these thresholds are higher than would have been typical for transactions involving a company of Cascadia's size and, accordingly, our ability to recover in respect of any claims to which these thresholds apply will be relatively limited. Weyerhaeuser's indemnification obligations under the Weyerhaeuser Purchase Agreement are also limited in duration and amount. In addition, certain of Cascadia's tenures are currently the subject of First Nations claims, as described under "Acquisition of Cascadia -- Business of Cascadia -- First Nations Land Claims" and "Risk Factors -- First Nations Land Claims" in the Rights Offering Prospectus. We and Cascadia will not be entitled to claim any indemnity or recovery from the Seller or Weyerhaeuser to the extent that these First Nations claims, or other claims based on First Nations title and rights, adversely impact our ability to continue to operate on Cascadia's current tenures. As such, there can be no assurance that these or other potential liabilities of Cascadia will be recoverable from the Seller or Weyerhaeuser in all circumstances.

Change of Control of Western

Pursuant to the Rights Offering and Standby Commitment, Tricap acquired 138,155,734 Subscription Receipts. Pursuant to the Exchange Limitation provisions of the Subscription Receipt Agreement, should Tricap hold this same number of Subscription Receipts on the closing of the acquisition of Cascadia when they are exchangeable into Common Shares, we have the right to permit Tricap to exchange only

53,574,920 Subscription Receipts for Common Shares such that Tricap will not beneficially own, or exercise control or direction over, more than 49% of the Common Shares then outstanding. The balance of the Subscription Receipts owned, or controlled or directed, by Tricap will remain outstanding after the closing of the Acquisition and will be exchanged for Non-Voting Shares or, in certain circumstances, Common Shares or cash. As such, it is not expected that such change of control of Western will occur as a result of the Rights Offering or the related transactions. However, it may be necessary in certain limited circumstances to undertake subsequent financing or other transactions in order to prevent the occurrence of a change of control as a consequence of the issuance of securities in accordance with the Subscription Receipt Agreement, and we may determine that it is not possible or practical, from a business perspective, to implement such transactions. If such change of control were to occur, whether by the subsequent acquisition of additional Common Shares by Tricap or by other members of the Tricap Group or otherwise, there could be significant adverse consequences to Western. If it is determined that there has been an acquisition of control for Canadian tax purposes we may lose the benefit of historical tax losses of subsidiaries that were incurred by our Predecessor in its operations, which may limit our ability to shelter future operating income from tax. In addition, if Tricap or any member of the Tricap Group were to acquire sufficient Common Shares to constitute a change or acquisition of control of Western, and the Minister of Forests and Range were to be satisfied the change or acquisition of control unduly restricted competition in standing timber, log or wood chip markets, the Minister of Forests and Range could make a determination to cancel all or a part of our Forest Act tenures (including those held by or acquired from Cascadia). If this were to occur, we may have to obtain the fibre to run the combined business facilities from external sources, perhaps at a higher cost. A significant increase in our costs could have a material adverse effect on the financial condition and results of operations of the combined business. Also, if Tricap were to acquire 50% or more of the Common Shares, the acquisition of Cascadia would be deemed to be a reverse take-over transaction for accounting purposes, with Cascadia deemed to be the acquirer.

Certain Voting Rights of the Non-Voting Shares

The holders of Non-Voting Shares will generally not be entitled to vote at meetings of our shareholders. They will, however, be entitled to one vote per share on any vote relating to our liquidation, dissolution or winding-up, or the sale, lease or exchange of all or substantially all of our property and as otherwise provided by law or any amendment that would add, change or remove attributes of the Non-Voting Shares or any class of share adversely affecting the Non-Voting Shares either separately or in relation to the Common Shares. As such, holders of Non-Voting Shares will be able to vote on, and potentially affect the outcome of, certain transactions, such as our liquidation or winding-up or the sale of substantially all of our assets.

Possible Remedial Action by the Minister of Forests

If we do not proceed with a pre-closing transfer of Cascadia's timber tenures to us or a Western subsidiary pursuant to a notice to proceed issued by the Minister of Forests and Range, there is a risk that following our acquisition of control of Cascadia, the Minister of Forests and Range could determine that the acquisition unduly restricts competition in standing timber, log or chip markets, and could cancel all or part of Cascadia's forest tenures. It is a condition of closing of the acquisition that the Minister of Forests and Range issue a notice to proceed for a pre-closing transfer of Cascadia's tenures, which notice the Minister must issue if the Minister is satisfied the transaction will not unduly restrict competition and certain other conditions are met. Nevertheless, there can be no assurance that the Minister of Forests and Range will not take remedial action in the circumstances described above and if this were to occur, we may have to obtain the fibre to run the combined business' facilities from external sources, perhaps at a higher cost. A significant increase in our costs could have a material adverse effect on the financial condition and results of operations of the combined business.

Risks Associated with the Purchase of TFL 37

Although we have closed the acquisition of the Englewood Logging Division including TFL 37, the transfer of title to the approximately 6,800 hectares of private timberlands included in TFL 37 is subject to approval by the BC Ministry of Forests and Range and is expected to take up to 60 days to complete. In the interim, we are able to harvest the timber on those private timberlands under the provisions of a harvesting agreement with Canfor at no cost to the Company. While we anticipate the transfer of title will be approved there can be no assurance that this will be the case in which circumstances we will continue to harvest the timber in accordance with the agreement but will not have the ability to sell the lands at some future date should we so choose.

OUTLOOK AND STRATEGY

The results for the year and fourth quarter continue to demonstrate the need for us to pursue our strategy of leading the consolidation of the BC coastal lumber industry. Costs must be reduced through rationalisation, productivity improvements and a more integrated approach to the business. The proposed acquisition of Cascadia and the acquisition of the Englewood Logging Division together with the recapitalisation of the Company should, over time, better enable us to make these structural changes. The acquisition of Cascadia is subject to regulatory review and we are working to provide the government agencies with the information they require. We expect the transaction to close during April, 2006.

As previously disclosed, we are looking for opportunities to realize additional value through the sale of our 29,000 hectares of private timberlands. We have applied to the BC Ministry of Forests and Range to remove these lands from their associated Tree Farm Licenses and have engaged an advisor to assist us with the sales process. Proceeds from any sale would predominantly be used first to pay down the $90 million Canadian long-term facility and thereafter the US dollar long-term facility, subject to any funds retained and deposited in the working capital reserve, all in accordance with the terms of these new facilities.

The strength of the Canadian dollar continues to be a concern. Although the acquisition of Cascadia is expected to reduce the percentage of our sales denominated in US dollars from over 60% to approximately 49%, our results will continue to be significantly impacted by fluctuations in the value of the dollar, particularly if they occur over short periods of time. We estimate that a 1% change in the value of the Canadian dollar per US$1.00 will impact operating earnings by approximately $6 million on a post acquisition basis.

The volume of logs currently available on the Vancouver log market is at unusually low levels even when considering normal seasonal fluctuations. This has been caused by a number of factors including low log and lumber prices in the fourth quarter of 2005 that have resulted in most logging operators avoiding building inventories heading into the traditional winter slow down. Cedar log and lumber prices have recovered in the first quarter of 2006, however many of the major logging operations have been prevented from significantly increasing cedar output due to heavy snow pack preventing access to higher elevations. Conversely, even though customer demand for hemlock lumber is consistent it has not translated into appreciably stronger pricing. We have the ability to increase our logging production to some extent as we move further into the spring however the future availability of logs to purchase on the market is unknown and is very dependent on log prices and speculative considerations.

The mild winter in North America has resulted in higher levels of construction activity and demand for dimension lumber products than would normally be expected at this time of the year. However, this increased activity has only caused a modest price increase which is affecting the log market as described above. The advance in the construction cycle is expected to result in prices remaining flat in the second quarter as the market assesses supply and demand trends.

Demand for Western Red Cedar is seasonal with higher demand in the spring as sales of decking and outdoor furniture increase. The mild winter has brought that demand forward resulting in higher demand and prices, particularly compared to the weak prices in the same period in 2005. Demand and prices are anticipated to fall off in the second half of 2006 as this seasonal demand slows down.

Prices have increased in the Japanese market over the past two months by approximately 3-5% on average in US$ terms. Prices are expected to remain firm through the first half of 2006 as a result of supply constraints, particularly from Russia and Europe due to the impacts of a particularly severe winter and Russian lumber being diverted to the Chinese market. Overall, housing starts are expected to be below 2005's level.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As required by Multilateral instrument 52-109 issued by the Canadian Securities Administrators, Western carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures as of December 31, 2005. The evaluation was carried out under the supervision, and with the participation of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"). Based on the evaluation, Western's CEO and CFO concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance that material information relating to Western, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the annual filings are being prepared.

OUTSTANDING SHARE DATA

As of March 27, 2006, 25,631,795 of our Common Shares are issued and outstanding. In addition, we have issued 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants, and 1,423,743 Tranche 3 Class C Warrants (collectively, the "Class C Warrants"). We have reserved up to 2,847,262 Common Shares for issuance upon the exercise of the Class C Warrants. We have also reserved 2,500,000 Common Shares for issuance upon the exercise of options granted under our incentive stock option plan. As of March 27, 2006 we have granted 399,590 options under our incentive stock option plan. The Company is raising a total of $295.0 million through the issuance of 178.8 million subscription receipts that will, on the closing of the acquisition of Cascadia, be automatically exchanged for an equivalent number of common shares. The exchange is subject to a restriction in the event that it would result in a holder or group of holders exercising control or direction over 50% or more of the common shares. See note 11(a) to the Audited Consolidated Financial Statements for additional information.

ADDITIONAL INFORMATION

Additional information about the Company is available at <www.sedar.com> under the Company name, Western Forest Products Inc. In that regard, we anticipate filing our annual information form on SEDAR on or before March 31, 2006. Information about the operation of our business by our Predecessor prior to the implementation of the Plan, including our Predecessor's last Form 20-F, is available at http://www.sedar.com under the Predecessor's name, Doman Industries Limited.

                       On behalf of the Board of Directors

John MacIntyre                                          Reynold Hert
   Chairman                                President and Chief Executive Officer

Duncan, BC
March 27, 2006

THE FOREGOING CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION WITHIN THE MEANING OF APPLICABLE SECURITIES LAWS. THOSE STATEMENTS AND INFORMATION APPEAR IN A NUMBER OF PLACES IN THIS DOCUMENT AND INCLUDE STATEMENTS AND INFORMATION REGARDING OUR INTENT, BELIEF OR CURRENT EXPECTATIONS PRIMARILY WITH RESPECT TO MARKET AND GENERAL ECONOMIC CONDITIONS, FUTURE COSTS, EXPENDITURES, AVAILABLE HARVEST LEVELS AND OUR FUTURE OPERATING PERFORMANCE. SUCH STATEMENTS AND INFORMATION MAY BE INDICATED BY WORDS SUCH AS "ESTIMATE", "EXPECT", "ANTICIPATES", "PLAN", "INTEND", "BELIEVE", "WILL", "SHOULD", "MAY" AND SIMILAR WORDS AND PHRASES. READERS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION ARE NOT GUARANTEES AND MAY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER FROM THOSE EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS OR INFORMATION AS A RESULT OF VARIOUS FACTORS, INCLUDING GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN CURRENCY EXCHANGE RATES, CHANGES IN GOVERNMENT REGULATION, FLUCTUATIONS IN DEMAND AND SUPPLY FOR OUR PRODUCTS,

INDUSTRY PRODUCTION LEVELS, OUR ABILITY TO EXECUTE OUR BUSINESS PLAN AND MISJUDGMENTS IN THE COURSE OF PREPARING FORWARD-LOOKING STATEMENTS OR INFORMATION. THE INFORMATION CONTAINED UNDER THE "RISK FACTORS" SECTION IN OUR ANNUAL INFORMATION FORM, UNDER THE "RISK FACTORS" SECTION OF OUR FORM 20-F/A AND UNDER THE "RISK FACTORS" SECTION OF OUR FINAL PROSPECTUS DATED JANUARY 31, 2006 IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES. ALL WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS OR INFORMATION ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE FOREGOING CAUTIONARY STATEMENTS.

                                   (WFP LOGO)

          Head Office
        435 Trunk Road
   Duncan, British Columbia                 Financial Statements on the Internet
        Canada V9L 2P9                              www.westernforest.com
        (250) 748-3711                                  www.sedar.com
      Fax: (250) 748-6045
E-mail: info@westernforest.com

                                  FORM 11-101F1

       NOTICE OF PRINCIPAL REGULATOR UNDER MULTILATERAL INSTRUMENT 11-101

1.   DATE: MARCH 31, 2006

2.   INFORMATION ABOUT PERSON OR COMPANY

     SEDAR profile number (if applicable): (00021053)

     NRD # (if applicable): N/A

     Name: Western Forest Products Inc.

Instructions:

(i) For a non-investment fund issuer, indicate the SEDAR profile number. For an investment fund issuer, indicate the SEDAR investment fund group profile number.

(ii) For a non-investment fund issuer, indicate the issuer's name. For an investment fund issuer, indicate the investment fund group name.

3.   PRINCIPAL REGULATOR

     The securities regulatory authority or regulator in the following jurisdiction is the principal regulator for the person or company: British Columbia

4.   PREVIOUS NOTICE FILED

     If the person or company has previously filed a Form 11-101F1, indicate the principal regulator noted in the previous notice: N/A

5.   REASONS FOR PRINCIPAL REGULATOR

     The principal regulator for the person or company is its principal regulator

     (a)  based on the location of its head office (for a non-investment     [X]
          fund issuer, dealer or unrestricted adviser), investment fund manager's head office (for an investment fund), or working office (for an individual) (check box), or

     (b)  on the following basis [provide details]:

     _____________________________________________________________________

     _____________________________________________________________________

6.   CHANGE IN PRINCIPAL REGULATOR                                           [ ]

     If this notice is being filed for a change in the person or company's principal regulator, provide the details of the basis for the change in principal regulator.

     N/A

================================================================================

                                CREDIT AGREEMENT

                           dated as of March 10, 2006

                                      among

                          WESTERN FOREST PRODUCTS INC.,
                                   AS BORROWER

                   THE OTHER CREDIT PARTIES SIGNATORY HERETO,
                               AS CREDIT PARTIES,

                 THE LENDERS SIGNATORY HERETO FROM TIME TO TIME,
                                   AS LENDERS

                                       and

                       BROOKFIELD BRIDGE LENDING FUND INC.
                               AS AGENT AND LENDER

================================================================================

                                TABLE OF CONTENTS

1.    AMOUNT AND TERMS OF CREDIT...........................................   19
1.1   Credit Facilities....................................................   19
1.2   Prepayments..........................................................   19
1.3   Use of Proceeds......................................................   22
1.4   Interest.............................................................   23
1.5   Fees.................................................................   25
1.6   Receipt of Payments..................................................   25
1.7   Application and Allocation of Payments...............................   26
1.8   Loan Account and Accounting..........................................   26
1.9   Indemnity............................................................   26
1.10  Access...............................................................   27
1.11  Taxes................................................................   27
1.12  Capital Adequacy; Increased Costs; Illegality........................   28
1.13  Currency Matters.....................................................   29

2.    CONDITIONS PRECEDENT.................................................   29
2.1   Conditions to the Initial Loans......................................   29
2.2   Further Conditions to Initial Loan...................................   32

3.    REPRESENTATIONS AND WARRANTIES.......................................   33
3.1   Corporate Existence; Compliance with Law.............................   33
3.2   Executive Offices, Collateral Locations..............................   33
3.3   Corporate Power, Authorization, Enforceable Obligations..............   33
3.4   Financial Statements.................................................   34
3.5   Material Adverse Effect..............................................   34
3.6   Ownership of Property; Liens.........................................   34
3.7   Labour Matters.......................................................   35
3.8   Ventures, Subsidiaries and Affiliates; Outstanding Stock and
      Indebtedness.........................................................   35
3.9   Government Regulation................................................   36
3.10  Taxes................................................................   36
3.11  No Litigation........................................................   36
3.12  Canadian Pension Plan and Benefit Plans..............................   37
3.13  Brokers..............................................................   37
3.14  Intellectual Property................................................   37
3.15  Full Disclosure......................................................   38
3.16  Environmental Matters................................................   38
3.17  Insurance............................................................   39
3.18  Customer and Trade Relations.........................................   39
3.19  Bonding Licenses.....................................................   39
3.20  Solvency.............................................................   39
3.21  Material Contracts...................................................   39
3.22  Deposit Accounts.....................................................   39
3.23  Timber Tenures.......................................................   40
3.24  Non-Guarantor Subsidiaries...........................................   40

4.    FINANCIAL STATEMENTS AND INFORMATION.................................   40
4.1   Reports and Notices..................................................   40

5.    AFFIRMATIVE COVENANTS................................................   42
5.1   Maintenance of Existence and Conduct of Business.....................   42
5.2   Payment of Charges...................................................   42
5.3   Books and Records....................................................   43
5.4   Insurance; Damage to or Destruction of Collateral....................   43
5.5   Maintain Liens in favour of Agent and Secured Parties................   44
5.6   Compliance with Laws.................................................   46
5.7   Supplemental Disclosure..............................................   47
5.8   Intellectual Property................................................   48
5.9   Environmental Matters................................................   48
5.10  Landlords' Agreements, Mortgagee Agreements, Bailee Letters and Real
      Estate Purchases.....................................................   48
5.11  Third Party Documents................................................   49
5.12  Further Assurances...................................................   49
5.13  Working Capital Reserve Account......................................   50
5.14  Maintenance of Timber Tenures........................................   50
5.15  Non-Guarantor Subsidiaries...........................................   50

6.    NEGATIVE COVENANTS...................................................   50
6.1   Amalgamations, Mergers Subsidiaries, Etc.............................   51
6.2   Change in Corporate Structure........................................   51
6.3   Investments; Loans and Advances......................................   51
6.4   Indebtedness.........................................................   51
6.5   Employee Loans and Affiliate Transactions............................   52
6.6   Capital Structure and Business.......................................   53
6.7   Guaranteed Indebtedness..............................................   53
6.8   Liens................................................................   53
6.9   Sale/Purchase of Stock and Assets....................................   53
6.10  Pensions and Benefit Plans...........................................   54
6.11  Financial Covenant...................................................   54
6.12  Hazardous Materials..................................................   54
6.13  Sale-Leasebacks......................................................   54
6.14  Restricted Payments..................................................   54
6.15  Change of Corporate Name or Location; Change of Fiscal Year..........   55
6.16  No Impairment of Intercompany Transfers..............................   55
6.17  Changes Relating to Material Contracts...............................   55
6.18  Derivative Agreements................................................   55
6.19  Amendment to Timber Tenures..........................................   55

7.    TERM.................................................................   56
7.1   Termination..........................................................   56
7.2   Survival of Obligations Upon Termination of Financing Arrangements...   56

8.    EVENTS OF DEFAULT; RIGHTS AND REMEDIES...............................   56
8.1   Events of Default....................................................   56
8.2   Remedies.............................................................   59
8.3   Waivers by Credit Parties............................................   59

9.    ASSIGNMENT AND PARTICIPATIONS; APPOINTMENT OF AGENT..................   60
9.1   Assignment and Participations........................................   60
9.2   Appointment of Agent.................................................   61
9.3   Agent's Reliance, Etc................................................   62
9.4   Brookfield and Affiliates............................................   63
9.5   Lender Credit Decision...............................................   63
9.6   Indemnification......................................................   63
9.7   Successor Agent......................................................   63
9.8   Setoff and Sharing of Payments.......................................   64
9.9   Loans; Payments: Non-Funding Lenders: Information: Actions in
      Concert..............................................................   65

10.   SUCCESSORS AND ASSIGNS...............................................   67
10.1  Successors and Assigns...............................................   67

11.   MISCELLANEOUS........................................................   67
11.1  Complete Agreement; Modification of Agreement........................   67
11.2  Amendments and Waivers...............................................   67
11.3  Fees and Expenses....................................................   68
11.4  No Waiver............................................................   70
11.5  Remedies.............................................................   70
11.6  Severability.........................................................   70
11.7  Conflict of Terms....................................................   70
11.8  Confidentiality......................................................   70
11.9  Governing Law........................................................   71
11.10 Notices..............................................................   71
11.11 Section Titles.......................................................   72
11.12 Counterparts.........................................................   72
11.13 Press Releases and Related Matters...................................   72
11.14 Reinstatement........................................................   72
11.15 Advice of Counsel....................................................   73
11.16 No Strict Construction...............................................   73
11.17 Judgment Currency....................................................   73
11.18 Joint and Several Obligations........................................   74
11.19 Permitted Encumbrances...............................................   74

                                      INDEX

Annex A (Section 9.9(a)) Lenders' Wire Transfer Information
Annex B (Section 11.10) Notice Addresses
Annex C (Commitments definition)
Annex D (Competitors) Borrower's Competitors
Exhibit 1.1(a) WESTERN FOREST PRODUCTS INC.
Notice of Advance
Disclosure Schedule 1.3 Sources and Uses; Funds Flow Memorandum

     This CREDIT AGREEMENT (this "AGREEMENT"), dated as of March 10, 2006 among Western Forest Products Inc., a corporation incorporated under the laws of Canada ("WFP" or "BORROWER"); the other Credit Parties signatory hereto; Brookfield Bridge Lending Fund Inc. (in its individual capacity, "BROOKFIELD"), for itself, as Lender, and as Agent for the Secured Parties, and the other Lenders signatory hereto from time to time (the "LENDERS").

                                    RECITALS

     WHEREAS, Borrower has requested that Lenders extend (a) a U.S.$ term credit facility of up to U.S.$187,500,000, and (b) a Cdn.$ term credit facility of up to Cdn.$90,000,000, for the purpose of (a) refinancing certain indebtedness of Borrower as described herein, (b) providing working capital for Borrower, (c) financing the Acquisition (as hereinafter defined), and/or (d) such other uses as the Lenders may approve, all as permitted hereunder; and for these purposes, Lenders are willing to make certain loans to Borrower of up to such amounts upon the terms and conditions set forth herein; and

     WHEREAS, Borrower has agreed to secure all of its obligations under the Loan Documents (as hereinafter defined) by granting to Agent, for the benefit of Agent and other Secured Parties, a security interest in and mortgage and lien upon, all of its existing and after-acquired personal and real property; and

     WHEREAS, the Guarantors are willing to guarantee all of the obligations of Borrower to Agent and other Secured Parties under the Loan Documents and have agreed to secure all of their obligations under their guarantees by granting to Agent, for the benefit of Agent and other Secured Parties, a security interest in and lien upon, all of their existing and after-acquired personal and real property; and

     All Annexes, Disclosure Schedules, Exhibits and other attachments (collectively, "APPENDICES") hereto, or expressly identified in this Agreement, are incorporated herein by reference, and taken together with this Agreement, shall constitute but a single agreement. These Recitals shall be construed as part of this Agreement.

                                   DEFINITIONS

     Capitalized terms used in the Loan Documents shall have (unless otherwise provided elsewhere in the Loan Documents) the following respective meanings and all references to Sections, Exhibits, Schedules or Annexes in the following definitions shall refer to Sections, Exhibits, Schedules or Annexes of or to this Agreement:

     "ACQUISITION" means the acquisition of 100% of the common stock (including, without limitation, all options, warrants and other interests convertible into or exchangeable for common stock) of Cascadia by Borrower.

     "ACQUISITION AGREEMENT" means the agreement of purchase and sale for the Acquisition made as of November 10, 2005 between Trilon Bancorp Inc. and the Borrower.

     "AFFECTED LENDER" has the meaning ascribed thereto in Section 1.12(c).

     "AFFILIATE" means, with respect to any Person, (a) each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, 20% or more of the Stock having ordinary voting power in the election of directors of such Person, (b) each Person that controls, is controlled by or is under common control with such Person, (c) each of such Person's officers, directors, joint venturers, partners and trustees, and (d) in the case of Borrower, the immediate family members, spouses and lineal descendants of individuals who are Affiliates of Borrower. For the purposes of this definition, "control" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise; provided, however, that the term "Affiliate", when used in relation to the Credit Parties, shall specifically exclude Agent and each Lender.

     "AFTER TAX BASIS" means, in respect of an amount (the "BASE AMOUNT") to be received by a Person, the base amount supplemented by a further payment, if necessary, to such Person such that, after reduction for all Taxes, net of any current credits or deductions or other Tax benefits to which such Person actually is entitled with respect to the payment or accrual of such amount arising therefrom, if any, actually imposed on such Person or any Affiliate in respect of the sum of the base amount and such further payment, the amount actually received shall be equal to the base amount.

     "AGENT" means Brookfield in its capacity as Agent for Lenders, or its successor appointed pursuant to Section 9.7.

     "AGREEMENT" means this Credit Agreement among Borrower, the other Credit Parties party hereto, Brookfield, as Agent and Lender and the other Lenders from time to time party hereto, as amended, supplemented, restated or otherwise modified from time to time.

     "APPENDICES" has the meaning ascribed to it in the recitals to this Agreement.

     "ASSIGNMENT AGREEMENT" has the meaning ascribed to it in Section 9.1(a).

     "B.C. PRIVATE TIMBERLANDS" means the approximately 29,000 hectares of private timberlands owned by the Borrower and its Subsidiaries, other than the timberlands included in the definition of TFL 37.

     "BORROWER" has the meaning ascribed thereto in the preamble to this Agreement.

     "BROOKFIELD" has the meaning ascribed thereto in the preamble of this Agreement.

     "BUSINESS" means the harvesting, production, distribution, marketing and sale of softwood forest products, including timber harvesting, reforestation, forest management, sawmilling and pulp operations.

     "BUSINESS DAY" means any day on which banks are generally open for interbank or foreign exchange transactions in each of the City of Toronto, Ontario and the City of Vancouver, British Columbia.

     "CANADIAN BENEFIT PLANS" means any plan, fund, program, or policy, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, providing material employee benefits, including medical, hospital care, dental, sickness, accident, disability, life insurance, pension, retirement or savings benefits, under which any Credit Party has any liability with respect to any employee or former employee, but excluding any Canadian Pension Plans.

     "CANADIAN DOLLARS", "DOLLARS", "CDN$" or "$" shall mean the lawful currency of Canada.

     "CANADIAN PENSION PLANS" means each pension plan required to be registered under Canadian federal or provincial law that is maintained by a Credit Party for its employees or former employees, but does not include the Canada Pension Plan as maintained by the Government of Canada.

     "CANADIAN PRIME RATE" means, at any time, the rate of interest per annum equal to the rate which the principal office of the Canadian Imperial Bank of Commerce in Toronto, Ontario then quotes, publishes and refers to as its "prime rate" and which is its reference rate of interest for loans in Canadian Dollars made in Canada to Canadian borrowers, adjusted automatically with each quoted, published or displayed change in such rate, all without necessity of any notice to Borrower or any other Person.

     "CANADIAN PRIME RATE ADVANCE" means a Loan bearing interest at the Canadian Prime Rate.

     "CAPITAL LEASE" means, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in accordance with GAAP, would be required to be classified and accounted for as a capital lease on a balance sheet of such Person.

     "CAPITAL LEASE OBLIGATION" means, with respect to any Capital Lease of any Person, the amount of the obligation of the lessee thereunder that, in accordance with GAAP, would appear on a balance sheet of such lessee in respect of such Capital Lease.

     "CASCADIA" means Cascadia Forest Products Ltd.

     "CASH EQUIVALENTS" means (a) bonds or other evidences of indebtedness, the principal and interest of which is payable or fully guaranteed by the government of Canada or any province or territory thereof, or the United States of America or any state thereof or the District of Columbia, or by any agency or instrumentality of any of the foregoing backed by the full faith and credit of Canada or any such province or territory or of the United States of America or any such state or the District of Columbia, payable in Canadian Dollars or United States Dollars and rated AAA or AA (or the then equivalent grade) and not rated a lower grade by DBRS, in the case of bonds or evidences of indebtedness of Canada or any province or territory thereof or agency or instrumentality of Canada or any such province or territory, and S&P, in the case of bonds or evidences of indebtedness of the United States of America or any state thereof or the District of Columbia or any agency or instrumentality of the United States of America or any state thereof or the District of Columbia, (b) deposits or certificates of deposit issued or guaranteed by a bank, trust company or savings and loan association organized under the laws of Canada or any province or territory thereof and rated P-1 (or the then equivalent grade) or better by Moody's or issued or guaranteed by a bank or trust company organized under the laws of the United States of America or any state thereof or of the District of Columbia, having a combined capital and surplus in excess of U.S.$1,000,000,000,
(c) commercial paper rated A-1 (or the then equivalent grade) or better by S&P, P-1 (or the then equivalent grade) or better by Moody's or rated R-1 high (or the then equivalent grade) or better by DBRS, and not rated a lower grade by any of such firms, and having a maturity not in excess of one year from the date of acquisition thereof, (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (a) above entered into with any bank, trust company or savings and loan association meeting the qualifications specified in clause (b) above, and (e) investments in money market funds which invest substantially all their assets in securities of the types described in any of clauses (a) to (d) above, excluding any securities which a Canadian chartered bank is prohibited from holding as security under the Bank Act (Canada), in each case, so long as the same is maintained in accounts or in any other manner such that the Agent has a perfected Lien therein.

     "CDN.$ TERM LOAN" has the meaning ascribed to it in Section 1.1(a).

     "CDN.$ TERM LOAN COMMITMENT" means (a) as to any Lender, the commitment of such Lender to make its Pro Rata Share of the Cdn.$ Term Loan as set forth on Annex C to this Agreement or in the most recent Assignment Agreement executed by such Lender in accordance with the terms hereof, and (b) as to all Lenders, the aggregate commitment of all Lenders to make the Cdn.$ Term Loan, which aggregate commitment shall be Ninety Million Canadian Dollars (Cdn.$90,000,000) on the Closing Date, as such amount may be adjusted, if at all, from time to time in accordance with this Agreement. After Advancing the Cdn.$ Term Loan, each reference to a Lender's Cdn.$ Term Loan Commitment shall refer to that Lender's Pro Rata Share of the outstanding Cdn.$ Term Loan.

     "CDN.$ TERM LOAN MATURITY DATE" means March 10, 2007, as such date may be extended pursuant to Section 1.1(c).

     "CHANGE OF CONTROL" means any event, transaction or occurrence as a result of which any Person or Persons (acting jointly or in concert) shall at any time own or control, directly or indirectly, all of the economic and voting rights associated with ownership of more than fifty percent (50%) of the outstanding
(a) capital Stock of all classes of Borrower on a fully diluted basis or (b) voting capital Stock of all classes of Borrower on a fully diluted basis.

     "CHARGES" means all Taxes assessed, levied or imposed against a Credit Party or upon or relating to (a) the Collateral, (b) the Obligations, (c) the employees, payroll, income or gross receipts or capital of a Credit Party, (d) any Credit Party's ownership or use of any properties or other assets, or (e) any other aspect of any Credit Party's business.

     "CIT" means CIT Business Credit Canada Inc. and its successors and assigns.

     "CIT FACILITY" means the committed revolving credit facility in the principal amount of One Hundred Million Canadian Dollars (Cdn.$100,000,000) made available to the Borrower, pursuant to a Financing Agreement dated July 27, 2004 between the Borrower, as borrower, Western Pulp Limited, WFP Lumber Sales Limited, Doman Forest Products Limited and Doman-Western Lumber Ltd., as guarantors, and CIT, as lender, as amended, restated or replaced to give effect to the term sheet between CIT and the Borrower dated November 10, 2005, pursuant to an amendment or amendment and restatement or replacement credit agreement in form and substance reasonably acceptable to the Agent.

     "CIT OBLIGATIONS" means the obligations owing by the Credit Parties to CIT in respect of the CIT Facility.

     "CLOSING DATE" means March 10, 2006.

     "COLLATERAL" means all property and assets of Borrower and each of the Guarantors (including Cascadia and each of its material Subsidiaries if and when acquired by Borrower), including real and personal property, improvements, fixtures, leases, permits, machinery, equipment, Timber Tenures, receivables, inventory, contracts, intellectual property, Stock, and Indebtedness owed to each such Person, now existing or hereafter acquired, and any other property and assets that may at any time be or become subject to a security interest or other Lien in favour of Agent, on behalf of itself and Lenders, to secure the Obligations.

     "COLLATERAL DOCUMENTS" means the Debentures, the Pledge Agreement, the Guarantees, the Mortgages, and all similar agreements entered into guaranteeing payment of, or granting a Lien upon property as security for payment of, the Obligations.

     [redacted]

     "COMMITMENTS" means (a) as to any Lender, the aggregate of such Lender's Cdn.$ Term Loan Commitment and U.S.$ Term Loan Commitment as set forth on Annex C to this Agreement or in the most recent Assignment Agreement executed by such Lender in accordance with the terms hereof, and (b) as to all Lenders, the aggregate of all Lenders' Cdn.$ Term Loan Commitments and U.S.$ Term Loan Commitments, which aggregate commitments shall be One Hundred Eighty-Seven Million Five Hundred Thousand United States Dollars (U.S.$187,500,000) in the case of the U.S.$ Term Loan Commitment and Ninety Million Canadian Dollars (Cdn.$90,000,000) in the case of the Cdn.$ Term Loan Commitment, on the Closing Date, as such Commitments may be reduced, amortized or adjusted from time to time in accordance with this Agreement.

     "COMMITMENT TERMINATION DATE" means the earliest of (a) (i) in the case of the Cdn.$ Term Loan, the Cdn.$ Term Loan Maturity Date, or (ii) in the case of the U.S.$ Term Loan, the U.S.$ Term Loan Maturity Date, and (b) in the case of all Loans, the date on which all existing Loans are required to be repaid pursuant to Section 8.2(b).

     "COMPETITOR" means any Person, other than a financial institution, whose material and substantial activities are similar to the Business and who competes with the Business in a material respect and includes each of the Persons listed in Annex D.

     "CONSOLIDATED ADJUSTED SHAREHOLDER'S EQUITY" means, at any time, shareholder's equity of Borrower and its Subsidiaries (including, for greater certainty, the subscription receipts of Borrower issued in connection with the Rights Offering that are not exchanged for common shares of Borrower in accordance with the Exchange Limitation (as defined in the prospectus for the Rights Offering)) plus deferred revenue of Borrower and its Subsidiaries, in each case determined in accordance with GAAP and as shown on the consolidated balance sheet of Borrower.

     "CRA" means the Canada Revenue Agency.

     "CREDIT PARTIES" means Borrower and each Guarantor.

     "DEBENTURES" means each Debenture entered into between Agent, on behalf of Secured Parties, and the Credit Party that is a signatory thereto.

     "DEFAULT" means any event that, with the passage of time or notice or both, would, unless cured or waived, become an Event of Default.

     "DEFAULT RATE" has the meaning ascribed to it in Section 1.4(d).

     "DERIVATIVE AGREEMENT" shall mean (a) any commodity purchase or option agreements or other commodity price hedging arrangement, in each case whether contingent or matured, or (b) any interest rate protection, foreign exchange contract, currency swap agreement, interest rate futures contract, interest rate option, interest rate cap or other interest rate hedge arrangement, currency spot or financial exchange contracts, in each case whether contingent or matured.

     "DISCLOSURE SCHEDULES" means the Schedules prepared by Borrower and denominated as Disclosure Schedules (1.3) through (6.17) in the Index to this Agreement.

     "ENVIRONMENTAL LAWS" means all applicable federal, provincial, territorial, municipal, local and foreign laws (including the common law), statutes, ordinances, codes, rules, guidelines, policies, procedures, standards, orders-in-council, and regulations, now or hereafter in effect, and in each case as amended or supplemented from time to time, and any applicable judicial or administrative interpretation thereof, including any applicable judicial or administrative order, consent decree, order or judgment, imposing liability or standards of conduct for or relating to the regulation and protection of human, plant or animal health or safety, the environment or natural resources (including air, surface water, groundwater, wetlands, land, soil, land surface or subsurface strata, wildlife, aquatic species and vegetation), in each case, having the force of law. Environmental Laws include the Environmental Management Act (B.C.), Contaminated Sites Regulation (B.C.), Forest Act, (B.C.), Forest and Range Practices Act (B.C.), Canadian Environmental Protection Act, 1999, Fisheries Act, Transportation of Dangerous Goods Act, 1992, the Migratory Birds Convention Act, 1994, the Species At Risk Act, the Hazardous Products Act, the Canada Shipping Act and the Canada Wildlife Act.

     "ENVIRONMENTAL LIABILITIES" means, with respect to any Person, all liabilities, obligations, responsibilities, costs (including any response, remedial and removal costs, investigation and feasibility study costs, capital costs, operation and maintenance costs), losses, damages (including any punitive damages, property damages, natural resource damages, consequential damages, treble damages) and expenses (including all fees, disbursements and expenses of legal counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of or related to any claim, suit, action, administrative order, investigation order (including judicial and administrative orders), proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, statute regulation, equity or common law, arising in connection with the Business and under or related to any
(a) Environmental Laws, (b) Environmental Permits, or (c) in connection with any Release or threatened Release or presence of a Hazardous Material, whether on, at, in, under, from or about or in the vicinity of any real or personal property.

     "ENVIRONMENTAL PERMITS" means all permits, licenses, authorizations, certificates, approvals or registrations required by any Governmental Authority under any Environmental Laws.

     "EQUIPMENT" means all "equipment," as such term is defined in the PPSA, now owned or hereafter acquired by any Credit Party, wherever located and, in any event, including all such Credit Party's machinery and equipment, including processing equipment, conveyors, machine tools, data processing and computer equipment, including embedded software and peripheral equipment and all engineering, processing and manufacturing equipment, office machinery, furniture, materials handling equipment, tools, attachments, accessories, automotive equipment, trailers, trucks, forklifts, molds, dies, stamps, motor vehicles, rolling stock and other equipment of every kind and nature, trade fixtures and fixtures not forming a part of real property, all whether now owned or hereafter acquired, and wherever situated, together with all additions and accessions thereto, replacements therefor, all parts therefor, all substitutes for any of the foregoing, fuel therefor, and all manuals, drawings, instructions, warranties and rights with respect thereto,.

     "EQUIVALENT AMOUNT" means, on any date of determination, with respect to obligations or valuations denominated in one currency (the "first currency"), the amount of another currency (the "second currency") which would result from the conversion of the relevant amount of the first currency into the second currency at the 12:00 noon rate quoted on the Reuters Monitor Screen (Page BOFC or such other Page as may replace such Page for the purpose of displaying such exchange rates) on such date or, if such date is not a Business Day, on the Business Day immediately preceding such date of determination, or at such other rate as may have been agreed in writing between Borrower and Agent.

     "EVENT OF DEFAULT" has the meaning ascribed to it in Section 8.1.

     "EXPIRY DATE" means May 10, 2006.

     "FEDERAL RESERVE BOARD" means the Board of Governors of the Federal Reserve System of the United States of America.

     "FEES" means any and all fees payable to Agent or any Lender pursuant to this Agreement or any of the other Loan Documents.

     "FINANCIAL COVENANT" means the financial covenant set forth in Section
6.11.

     "FINANCIAL STATEMENTS" means the consolidated income statements, statements of cash flows and balance sheets of Borrower delivered in accordance with
Section 3.4.

     "FISCAL MONTH" means any of the monthly accounting periods of Borrower.

     "FISCAL QUARTER" means any of the quarterly accounting periods of the Borrower.

     "FISCAL YEAR" means any of the annual accounting periods of Borrower ending on December 31 of each year.

     "FIXTURES" means all fixtures (including trade fixtures), facilities and equipment, howsoever affixed or attached to real property or buildings or other structures on real property, now owned or hereafter acquired by any Credit Party.

     "GAAP" means generally accepted accounting principles as defined from time to time by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants in Canada, consistently applied.

     "GOVERNMENTAL AUTHORITY" means any nation or government, any state or other political subdivision thereof, and any agency, department or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

     "GUARANTEED INDEBTEDNESS" means, as to any Person, any obligation of such Person guaranteeing, providing comfort or otherwise supporting any Indebtedness, lease, dividend, or other obligation ("PRIMARY OBLIGATION") of any other Person (the "PRIMARY OBLIGOR") in any manner, including any obligation or arrangement of such Person to (a) purchase or repurchase any such primary obligation, (b) advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet condition of the primary obligor, (c) purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, (d) protect the beneficiary of such arrangement from loss (other than indemnities and product warranties given in the ordinary course of business), or (e) indemnify the owner of such primary obligation against loss in respect thereof.

     "GUARANTEES" means, collectively, each Subsidiary Guarantee and any other guarantee executed by any Guarantor in favour of Agent and other Secured Parties in respect of the Obligations of Borrower.

     "GUARANTORS" means each Material Subsidiary of Borrower, and each other Person, if any, that executes a guarantee of the Obligations, including, for greater certainty, each Person who is, or becomes, a Guarantor or an Additional Guarantor, respectively, pursuant to Section 5.5 or 5.15.

     "HAZARDOUS MATERIAL" means any substance, material or waste that is regulated by, or forms the basis of liability now or hereafter under, any applicable Environmental Laws, including any material or substance that is (a) defined as a "solid waste", "hazardous waste," "hazardous material," "hazardous substance," "dangerous goods", "extremely hazardous waste," "restricted hazardous waste," "pollutant," "contaminant," "hazardous constituent," "special waste," "toxic substance" or other similar term or phrase under any applicable Environmental Laws, or (b) petroleum or any fraction or by-product thereof, asbestos, polychlorinated biphenyls (PCB's), or any radioactive substance.

     "INDEBTEDNESS" means, with respect to any Person, without duplication (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property, but excluding obligations to trade creditors incurred in the ordinary course of business that are unsecured, (b) all reimbursement and other obligations with respect to letters of credit, bankers' acceptances and surety bonds, whether or not matured, (c) all obligations evidenced by notes, bonds, debentures or similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations and the present value (discounted at the Canadian Prime Rate as in effect on the Closing Date) of future rental payments under all synthetic leases, (f) all obligations of such Person pursuant to Derivative Agreements, (g) all Indebtedness referred to above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property or other assets (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, and (g) the Obligations; provided that Indebtedness shall not include liabilities for current Taxes or contingent obligations with respect to customary indemnification or purchase price adjustment obligations in connection with any sale of assets.

     "INDEMNIFIED LIABILITIES" has the meaning ascribed to it in Section 1.9.

     "INDEMNIFIED PERSON" has the meaning ascribed to it in Section 1.9.

     "INSOLVENCY LAWS" shall mean any of the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), and the Winding-Up and Restructuring Act (Canada), each as now and hereafter in effect, any successors to such statutes and any other applicable insolvency or other similar law of any jurisdiction, including any law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

     "INTELLECTUAL PROPERTY" means intellectual property rights, whether registered or not, owned, used or held by any Credit Party for use in or relating to its Business, including: (a) inventions, pending patent applications (including divisionals, reissues, renewals, re-examinations, continuations, continuations-in-part and extensions) and issued patents; (b) trademarks, trade-names, brands, trade dress, business names, domain names and other indicia of origin, (c) copyrights, (d) industrial designs and similar rights and (e) trade secrets and customer lists.

     "INTERCREDITOR AGREEMENT" has the meaning ascribed to it in Section 2.1(o).

     "INTEREST PAYMENT DATE" means, as to any Loan, the last Business Day of each month to occur while such Loan is outstanding, provided further that, in addition to the foregoing, each of (x) the date upon which all of the Commitments have been terminated and the Loans have been paid in full and (y) the respective Commitment Termination Date shall be deemed to be an "Interest Payment Date" with respect to any interest that has then accrued on the relevant Loan under this Agreement.

     "ISLAND DOCUMENTS" means the indemnity agreement between the Borrower, and Island Timberlands Limited Partnership and Island Timberlands GP Ltd., dated May 30, 2005 and the debenture issued by the Borrower to Island Timberlands Limited Partnership and Island Timberlands GP Ltd. dated May 30, 2005;

     "ITA" means the Income Tax Act (Canada).

     "LENDERS" means Brookfield, the other Lenders named on the signature pages of this Agreement, and, if any such Lender shall assign all or any portion of the Obligations in accordance with the terms hereof, such term shall include any assignee of such Lender.

     "LIBOR RATE" means for each LIBOR Period, a rate of interest determined by Agent equal to the offered rate for deposits in United States Dollars for the applicable LIBOR Period that appears on Telerate Page No. 3750 as of 11:00a.m. (London Time), on the second full Business Day next preceding the first day of such LIBOR Period (unless such date is not a Business Day, in which event the next succeeding Business Day will be used). If such interest rates shall cease to be available from Telerate News Service (or its successors satisfactory to Agent) the LIBOR Rate shall be determined from such financial reporting service or other information as shall be determined by Agent, in its sole and absolute discretion, acting reasonably.

     "LIBOR PERIOD" means, with respect to any LIBOR Loan, each period commencing on a Business Day and ending one month thereafter provided that:

     (a) if any LIBOR Period would otherwise end on a day that is not a Business Day, such LIBOR Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such LIBOR Period into another calendar month in which event such LIBOR Period shall end on the immediately preceding Business Day;

     (b) any LIBOR Period that would otherwise extend beyond the Commitment Termination Date shall end two Business Days prior to such date;

     (c) any LIBOR Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such LIBOR Period) shall end on the last Business Day of a calendar month.

     "LIEN" means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing.

     "LITIGATION" has the meaning ascribed to it in Section 3.11.

     "LOAN ACCOUNT" has the meaning ascribed to it in Section 1.8.

     "LOAN DOCUMENTS" means this Agreement, the Collateral Documents and all other agreements and certificates executed and delivered to the Agent or any Lender in connection with this Agreement. Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to this Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

     "LOAN RATE" means, at any time, (i) in the case of amounts drawn and outstanding under the Cdn.$ Term Loan, the Canadian Prime Rate, plus five and twenty-five one hundredths of one percent (5.25%) per annum, and (ii) in the case of amounts drawn and outstanding under the U.S.$ Term Loan, the LIBOR Rate, plus eight and fifteen one hundredths of one percent (8.15%) per annum.

     "LOANS" means the Cdn.$ Term Loan and the U.S.$ Term Loan.

     "MATERIAL ADVERSE EFFECT" means a material adverse effect on (a) the business, assets, operations, prospects, results of operations or financial or other condition of the Borrower and its Subsidiaries considered as a whole, (b) Borrower's ability to pay any of the Loans or any of the other Obligations in accordance with the terms of this Agreement, (c) the Agent's Liens, on behalf of the Secured Parties, on the Collateral or the priority of such Liens, or (d) Agent's or any Lender's rights and remedies under this Agreement and the other Loan Documents. Without limiting the generality of the foregoing, any event or occurrence adverse to one or more Credit Parties that results or could reasonably be expected to result in losses, costs, damages, liabilities or expenditures [redacted] shall constitute a Material Adverse Effect.

     "MATERIAL CONTRACTS" means (i) the agreements listed on Disclosure Schedule 6.17, and (ii) any other agreement, the termination or non-renewal of which has, or could reasonably be expected to have, a Material Adverse Effect.

     "MATERIAL SUBSIDIARY" means each of Western Pulp Limited, WFP Western Lumber Ltd. and WFP Lumber Sales Limited, and, at any time (i) any other Subsidiary of Borrower having assets in excess of 5% of the consolidated assets of Borrower and its Subsidiaries, (ii) any other Subsidiary of Borrower having sales in excess of 5% of the consolidated sales of the Borrower and its Subsidiaries, in each case as determined at the end of the most recently completed Fiscal Quarter of Borrower based on the Financial Statements delivered pursuant to Section 3.4 hereof for the most recently completed Fiscal Quarter,
(iii) any other Subsidiary of Borrower that is, or becomes a Guarantor or an Additional Guarantor, respectively, pursuant to Section 5.5 or 5.15, and (iv) any other Subsidiary of Borrower that acquires or will acquire any assets or property pursuant to the Acquisition.

     "MORTGAGED PROPERTIES" has the meaning ascribed to it in Section 2.1(n).

     "MORTGAGES" means each of the mortgages, debentures, deeds of trust, deeds of hypothec, leasehold mortgages, leasehold deeds of trust, collateral assignments of leases or other real estate security documents delivered by any Credit Party to Agent on behalf of itself and Lenders with respect to the Mortgaged Properties, all in form and substance reasonably satisfactory to Agent.

     "MULTI-EMPLOYER BENEFIT PLANS" means any multi-employer plan providing employee benefits, including without limitation, medical, hospital care, dental, sickness, accident, disability and life insurance, under which any Credit Party has any liability with respect to any employee or former employee.

     "MULTI-EMPLOYER PENSION PLANS" has the meaning ascribed to it in the Pension Benefits Act (Ontario) or applicable pension benefits or similar legislation of another jurisdiction.

     "NON-FUNDING LENDER" has the meaning ascribed to it in Section 9.9(a).

     "NOTICE OF ADVANCE" means a notice substantially in the form of Exhibit 1.1(a).

     "OBLIGATIONS" means all loans, advances, debts, liabilities and obligations, for the performance of covenants, tasks or duties or for payment of monetary amounts (whether or not such performance is then required or contingent, or such amounts are liquidated or determinable) owing by any Credit Party to Agent or any Lender, and all covenants and duties regarding such amounts, of any kind or nature, present or future, whether or not evidenced by any note, agreement, letter of credit agreement or other instrument, arising under this Agreement or any of the other Loan Documents. This term includes all principal, interest (including all interest that accrues after the commencement of any bankruptcy or insolvency proceeding upon or after the insolvency of a Credit Party, whether or not allowed in such proceeding), Fees, obligations owing under Derivative Agreements provided by any Lender and which have been consented to by the Agent, expenses, legal fees and any other sum chargeable to any Credit Party under this Agreement or any of the other Loan Documents.

     "PARTNERSHIP" has the meaning assigned to it in the definition of "Project Mussel".

     "PERMITTED ENCUMBRANCES" means the following encumbrances: (a) Liens for taxes or assessments or other governmental Charges not yet due and payable or which are being contested in accordance with Section 5.2(b); (b) pledges or deposits of money securing statutory obligations under workmen's compensation, employment insurance, social security, forestry or public liability laws or similar legislation; (c) pledges or deposits of money securing bids, tenders, contracts (other than contracts for the payment of money) or leases to which any Credit Party is a party as lessee made in the ordinary course of business; (d) inchoate and unperfected workers', mechanics', construction or similar Liens arising in the ordinary course of business, so long as such Liens are being contested in good faith by appropriate proceedings; (e) carriers', warehousemen's, suppliers' or other similar possessory Liens arising in the ordinary course of business, so long as such Liens are being contested in good faith by appropriate proceedings; (f) deposits securing, or in lieu of, surety, appeal or customs bonds in proceedings to which any Credit Party is a party; (g) zoning restrictions, easements, rights of way, site plan agreements, development agreements, cross-easement agreements, leases, licenses, or other restrictions on the use of any Real Estate or other irregularities in title (including leasehold title) thereto, so long as the same do not materially impair the use of such Real Estate in the Person's business nor the value of such Real Estate in the context of a sale of such Person's business, [redacted]; (h) presently existing or hereafter created Liens in favour of Agent, on behalf of the Secured Parties; (i) Liens summarized on Disclosure Schedule 6.8 and permitted refinancings, extensions and renewals thereof, including extensions or renewals of any such Liens; provided that the principal amount of the Indebtedness so secured is not increased and the Lien does not attach to any other property; (j) Liens created after the date hereof by conditional sale or other title retention agreements (including Capital Leases) or in connection with purchase money Indebtedness with respect to Equipment and Fixtures acquired by any Credit Party in the ordinary course of business, involving the incurrence of an aggregate amount of purchase money Indebtedness and Capital Lease Obligations [redacted] outstanding at any one time for all such Liens (provided that such Liens attach only to the assets subject to such purchase money debt and such Indebtedness is incurred within 30 days following such purchase and does not exceed one hundred percent (100%) of the purchase price of the subject assets), including refinancings, extensions and renewals thereof or amendments or modifications thereto that do not have the effect of increasing the principal amount thereof; and (k) to the extent not included in clause (a),

(d) or (e), Prior Claims that are unregistered and secure amounts that are not yet due and payable; (l) the reservations, exceptions, limitations, provisos and conditions to which the Timber Tenures are subject or contained in any original grants from the Crown, or in any other grant or disposition from the Crown of any of the Real Estate or interests therein and statutory exceptions to title; and (m) any claim of right, title or jurisdiction made or established to or over any lands, waters or products harvested therefrom by any aboriginal peoples by virtue of reliance upon their status as aboriginal peoples.

     "PERMITTED TFL 37 ENFORCEMENT" means the enforcement by the Partnership pursuant to and in accordance with Section 6.2 of the Payment Agreement between the Partnership and the Borrower, a copy of which has been delivered to Agent, entered into by them in connection with and pursuant to the Project Mussel APA (as such agreement exists as of the date hereof, the "PROJECT MUSSEL PAYMENT AGREEMENT") of the Security (as such term is defined in the Project Mussel Payment Agreement) after the occurrence of an Event of Default (as such term is defined in the Project Mussel Payment Agreement) on substantial completion of which the Partnership, to the exclusion of all other remedy or recourse (other than the enforcement proceedings under the Security over TFL 37 pursuant to
Section 6.2 of the Project Mussel Payment Agreement), shall elect the remedy specified in para. (a) or (b) therein, or shall be deemed to have elected the remedy specified in para. (a) therein.

     "PERSON" means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, public benefit corporation, other entity or government (whether federal, provincial, state, county, city, municipal, local, foreign, or otherwise, including any instrumentality, division, agency, body or department thereof).

     "PLEDGE AGREEMENT" means the Pledge Agreement of even date herewith executed by Borrower and each Guarantor in favour of Agent, on behalf of itself and the Secured Parties, pledging all Stock of each Guarantor.

     "PPSA" shall mean the Personal Property Security Act (British Columbia) and the Regulations thereunder, as from time to time in effect, provided, however, if attachment, perfection or priority of Agent's security interests in any Collateral are governed by the personal property security laws of any jurisdiction other than British Columbia, PPSA shall mean those personal property security laws in such other jurisdiction for the purposes of the provisions hereof relating to such attachment, perfection or priority and for the definitions related to such provisions.

     "PRIOR CLAIMS" shall mean all Liens created by applicable law (in contrast with Liens voluntarily granted) which rank or are capable of ranking prior to or pari passu with Agent's security interests (or interests similar thereto under applicable law) against all or part of the Collateral.

     "PRIOR LENDER OBLIGATIONS" means (i) the Senior Notes, and (ii) the CIT Obligations.

     "PROJECT MUSSEL" means the proposed transaction contemplated by the Project Mussel APA whereby the Borrower will purchase TFL 37 and certain other assets from a newly created partnership called Coastal Fibre Limited Partnership, comprised of Coastal Fibre Ltd., as general partner and Canadian Forest Products Ltd. and Oji Paper Canada Ltd., each as limited partners

(the "PARTNERSHIP") and enter into a long term fibre supply agreement pursuant to which the Borrower would supply the Partnership with wood chips and pulp logs and receive a chip price premium of $80 million, of which $35 million will be received as a premium pre-payment upon execution of the fibre supply agreement and will in part be used to fund the announced closure of the woodfibre pulp mill operated by Western Pulp Limited at Squamish, British Columbia, as well as any asset sales arising from or relating to the closure of the woodfibre pulp mill.

     "PROJECT MUSSEL APA" means the Asset Purchase Agreement between the Borrower, the Partnership and Canadian Forest Products Ltd. dated as of December 15, 2005 for the purchase of TFL 37 and certain other assets of the Englewood Logging Division of Canadian Forest Products Ltd.

     "PROJECT MUSSEL PAYMENT AGREEMENT" has the meaning assigned to it in the definition of "Permitted TFL 37 Enforcement".

     "PROJECTIONS" means Borrower's annual forecasted consolidated: (a) balance sheets; (b) profit and loss statements; and (c) cash flow statements, all prepared on a quarterly basis and otherwise consistent with the historical Financial Statements of Borrower, together with appropriate supporting details and a statement of underlying assumptions, and as approved by the Board of Directors of Borrower.

     "PRO RATA SHARE" means with respect to all matters relating to any Lender
(a) with respect to the Cdn.$ Term Loan, the percentage obtained by dividing (i) the Cdn.$ Term Loan Commitment of that Lender by (ii) the aggregate Cdn.$ Term Loan Commitments of all Lenders; and (b) with respect to the U.S.$ Term Loan, the percentage obtained by dividing (i) the U.S.$ Term Loan Commitment of that Lender by (ii) the aggregate U.S.$ Term Loan Commitments of all Lenders as any such percentages may be adjusted by assignments permitted pursuant to Section 9.1; (c) with respect to all Loans, the percentage obtained by dividing (i) the aggregate Commitments of that Lender by (ii) the aggregate Commitments of all Lenders; and (d) with respect to all Loans on and after the Commitment Termination Date, the percentage obtained by dividing (i) the aggregate outstanding principal balance of the Loans held by that Lender, by (ii) the outstanding principal balance of the Loans held by all Lenders.

     "REAL ESTATE" has the meaning ascribed to it in Section 3.6.

     "REFINANCING" means the redemption in full by Borrower of the Senior Notes on the Closing Date from the proceeds of the Loans.

     "RELATED TRANSACTIONS" means the initial borrowing under the Cdn.$ Term Loan and the U.S.$ Term Loan on the Closing Date, the Refinancing, the payment of all fees, costs and expenses associated with all of the foregoing and the execution and delivery of all of the Related Transactions Documents.

     "RELATED TRANSACTIONS DOCUMENTS" means the Loan Documents and all other principal agreements or instruments executed in connection with the Related Transactions.

     "RELEASE" means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material in the indoor or outdoor environment, including the movement of Hazardous Material through or in the air, soil, surface water or ground water.

     "REPLACEMENT LENDER" has the meaning ascribed thereto in Section 1.12(c).

     "REQUISITE LENDERS" means Lenders having (a) more than fifty percent (50%) of the Commitments of all Lenders, or (b) if the Commitments have been terminated, more than fifty percent (50%) of the aggregate outstanding amount of the Loans.

     "RESTRICTED PAYMENT" means, with respect to any Credit Party (a) the declaration or payment of any dividend or the incurrence of any liability to make any other payment or distribution of cash or other property or assets in respect of Stock; (b) any payment on account of the purchase, redemption, defeasance, sinking fund or other retirement of such Credit Party's Stock or any other payment or distribution made in respect thereof, either directly or indirectly; (c) any payment or prepayment of principal of, premium, if any, or interest, fees or other charges on or with respect to, and any redemption, purchase, retirement, defeasance, sinking fund or similar payment and any claim for rescission with respect to, any Subordinated Debt; (d) any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire Stock of such Credit Party now or hereafter outstanding; (e) any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any shares of such Credit Party's Stock or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission; (f) any payment, loan, contribution, or other transfer of funds or other property to any Stockholder of such Credit Party other than payment of compensation in the ordinary course of business to Stockholders who are employees of such Credit Party; and (g) any payment of management fees (or other fees of a similar nature) by such Credit Party to any Stockholder of such Credit Party or its Affiliates.

     "RIGHTS OFFERING" means an approximately Cdn.$295,000,000 rights offering equity financing of Borrower.

     "SECURED PARTIES" means (1) Agent on behalf of (a) itself and (b) the Lenders, and (2) the Lenders.

     "SENIOR NOTES" means the fifteen percent (15.00%) senior notes due July 28, 2009 issued by Borrower, in the aggregate principal amount of Two Hundred Twenty-One Million United States Dollars (US$221,000,000), the aggregate unpaid principal balance whereof as of the date hereof being Two Hundred Twenty-One Million United States Dollars (US$221,000,000).

     "SILVERTREE" means all of the Silvertree sawmill assets and the parcel of land upon which the sawmill is located at 9001 Heather Street, Vancouver, British Columbia.

     "SOFTWOOD LUMBER SETTLEMENT" means any settlement or resolution of the challenges brought by the Canadian government and various Canadian lumber companies under the provisions of the North America Free Trade Agreement and before the World Trade Organization with respect to countervailing and anti-dumping duties imposed by the U.S. Department of Commerce on softwood lumber shipments to the United States resulting in a repayment to the Borrower of all or any portion of such duties paid prior to such settlement or dispute.

     "SOLVENT" shall mean, with respect to any Person on a particular date, that on such date (i) the property of such Person is sufficient, if disposed of at a fairly conducted sale, to enable payment of all its obligations, due and accruing due, (ii) the property of such Person is, at a fair valuation, greater than the total amount of liabilities, including contingent liabilities, of such Person, (iii) such Person has not ceased paying its current obligations in the ordinary course of business as they generally become due, and (iv) such Person is not for any reason unable to meet its obligations as they generally become due. The amount of contingent liabilities (such as litigation, guarantees and pension plan liabilities) at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can reasonably be expected to become an actual or matured liability.

     "SOURCE DEDUCTIONS" means an amount in respect of Taxes (including withholding taxes) that if not paid (in respect of the Credit Party's portion) or withheld and remitted (in respect of any other Person's portion), in accordance with applicable law could give rise to a liability of the Credit Party under subsection 224(1.2) of the ITA, the corresponding provisions of the Excise Tax Act (Canada), the Canada Pension Plan Act (Canada) or the Employment Insurance Act (Canada), any corresponding laws in respect of Taxes of a Canadian province or Part XIII of the ITA.

     "STANDBY PURCHASE AGREEMENT" means the standby purchase agreement between the Borrower and Tricap Management Limited entered into as of November 10, 2005 providing for the purchase by Tricap Management Limited of subscription receipts that are not otherwise purchased under the Rights Offering.

     "STOCK" means all shares, options, warrants, general or limited partnership interests, membership interests or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company or equivalent entity, whether voting or nonvoting, participating or non-participating, including common stock, preferred stock or any other equity security.

     "STOCKHOLDER" means, with respect to any Person, each holder of Stock of such Person.

     "SUBSIDIARY" means, with respect to any Person, (a) any corporation of which an aggregate of more than fifty percent (50%) of the outstanding Stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, Stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or beneficially by such Person or one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote or designate the vote of fifty percent (5 0%) or more of such Stock whether by proxy, agreement, operation of law or otherwise, and (b) any partnership or limited liability company or other Person in which such Person and/or one or more Subsidiaries of such Person shall have an interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%) or of which any such Person is a general partner or may exercise the powers of a general partner. Unless the context otherwise requires, each reference to a Subsidiary shall be a reference to a Subsidiary of Borrower.

     "SUBSIDIARY GUARANTEE" means the guarantees of even date herewith executed by each Material Subsidiary in favour of Agent, on behalf of itself and Lenders, and each guarantee required to be delivered by any Material Subsidiary in favour of Agent, on behalf of itself and Lenders after the date hereof in accordance with the terms of this Agreement.

     "TAX" and "TAXES" includes all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges of any nature (including income, corporate, capital (including large corporations), net worth, sales, consumption, use, transfer, goods and services, harmonized, value-added, stamp, registration, franchise, withholding, payroll, employment, health, education, employment insurance, pension, excise, business, school, property, occupation, customs, anti-dumping, stumpage and countervail taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges) imposed by any Governmental Authority, together with any fines, interest, penalties or other additions on, to, in lieu of, for non-collection of or in respect of those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges.

     "TERMINATION DATE" means the first date on which (i) the Loans and all other Obligations (other than those that constitute Unasserted Contingent Obligations) have been indefeasibly paid in cash in full (or cash collateralized), and (ii) the Borrower shall not have any further right to borrow under this Agreement.

     "TIMBER TENURES" means all forest licenses, timber sale licenses, timber licenses, tree farm licenses, pulpwood agreements, free use permits, licenses to cut, road permits, road use permits, cutting permits and special use permits granted to any Credit Party pursuant to the Forest Act (British Columbia) and all other timber tenures or entitlements of any Credit Party to harvest timber on Crown lands together with all rights, authorizations and benefits connected therewith or appurtenant thereto and all renewals, replacements, amendments, subdivisions, consolidations, partitions, conversions or substitutions thereof or therefore.

     "TFL 37" means Tree Farm Licence 37 (being the Nimpkish Tree Farm License) issued to Canadian Forest Products Ltd. on March 1, 2000 and all timber licenses issued under the Forest Act (British Columbia) within Tree Farm Licence 37, timber licenses T0702, T0716 and T0860 located outside the boundary of Tree Farm Licence 37, all road permits and cutting permits issued in connection with any of the foregoing and certain other assets to be charged by a Lien in favour of the Partnership to secure the Borrower's performance of payment and chip supply obligations under the Project Mussel Payment Agreement, including approximately 4,275 hectares of private forest land within Tree Farm Licence 37, certain other lands outside Tree Farm Licence 37 used in connection with logging operations, the Railway Assets and any Substitute Tenures (both as defined in the Project Mussel APA).

     "UNASSERTED CONTINGENT OBLIGATIONS" means at any time, Obligations for Taxes, costs, indemnifications, reimbursements, damages and other liabilities (excluding the principal of, and interest and premium (if any) on, and fees and expenses relating to, any Loan) in respect of which no written assertion of liability and no written claim or demand for payment has been made (and, in the case of Obligations for indemnification, no notice for indemnification has been issued by the indemnitee) at such time.

     "UNITED STATES DOLLARS", "U.S. DOLLARS" or "U.S. $" shall mean lawful money of the United States of America.

     "U.S.$ TERM LOAN" has the meaning assigned to it in Section 1.1(b).

     "U.S.$ TERM LOAN COMMITMENT" means (a) as to any Lender, the commitment of such Lender to make its Pro Rata Share of the U.S.$ Term Loan as set forth on Annex C to this Agreement or in the most recent Assignment Agreement executed by such Lender in accordance with the terms hereof, and (b) as to all Lenders, the aggregate commitment of all Lenders to make the U.S.$ Term Loan, which aggregate commitment shall be One Hundred Eighty-Seven Million Five Hundred Thousand United States Dollars (U.S.$187,500,000) on the Closing Date. After advancing the U.S.$ Term Loan, each reference to a Lender's U.S.$ Term Loan Commitment shall refer to that Lender's Pro Rata Share of the outstanding U.S.$ Term Loan.

     "U.S.$ TERM LOAN MATURITY DATE" means the date which is forty-eight (48) months from the date of the initial draw down of the U.S.$ Term Loan, being March 10, 2010.

     "WORKING CAPITAL RESERVE ACCOUNT" means a working capital account established by Borrower as a segregated cash collateral account for purposes of funding Borrower's working capital requirements, which account is to be funded strictly from (i) proceeds derived from asset dispositions, or (ii) proceeds of Stock or Indebtedness issued or incurred by any Credit Party which, in either case, are not otherwise required to be used to prepay and reduce the Loans pursuant to Section 1.2(b).

     Unless otherwise specified, references in this Agreement or any of the Appendices to a Section, subsection or clause refer to such Section, subsection or clause as contained in this Agreement. The words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole, including all Annexes, Exhibits and Schedules, as the same may from time to time be amended, restated, modified or supplemented, and not to any particular section, subsection or clause contained in this Agreement or any such Annex, Exhibit or Schedule.

     Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and neuter genders. The words "including", "includes" and "include" shall be deemed to be followed by the words "without limitation"; the word "or" is not exclusive; references to Persons include their respective successors and assigns (to the extent and only to the extent permitted by the Loan Documents) or, in the case of governmental Persons, Persons succeeding to the relevant functions of such Persons; and all references to statutes and related regulations shall include any amendments of the same and any successor statutes and regulations. Whenever any provision in any Loan Document refers to the knowledge (or an analogous phrase) of any Credit Party, such words are intended to signify that such Credit Party has actual knowledge or awareness of a particular fact or circumstance or that such Credit Party, if it had exercised reasonable diligence, would have known or been aware of such fact or circumstance.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, and for other good and valuable consideration, the parties hereto agree as follows:

1.   AMOUNT AND TERMS OF CREDIT

     1.1 Credit Facilities.

     (a) Cdn.$ Term Loan. Subject to the terms and conditions hereof, each Lender agrees to make a term loan (the "CDN.$ TERM LOAN") to Borrower on the Closing Date in the original principal amount of such Lender's Cdn.$ Term Loan Commitment. The obligations of each Lender hereunder shall be several and not joint. Borrower shall repay the aggregate outstanding principal balance of the Cdn.$ Term Loan in full in immediately available funds on the Commitment Termination Date. No payment of principal with respect to the Cdn.$ Term Loan may be reborrowed. Each payment of principal with respect to the Cdn.$ Term Loan shall be paid to Agent for the ratable benefit of each Lender, ratably in proportion to each such Lender's respective Cdn.$ Term Loan Commitment.

     (b) U.S.$ Term Loan. Subject to the terms and conditions hereof, each Lender agrees to make a term loan (collectively, the "U.S.$ TERM LOAN") to Borrower on the Closing Date in the original principal amount of such Lender's U.S.$ Term Loan Commitment. The obligations of each Lender hereunder shall be several and not joint. Borrower shall repay the aggregate outstanding principal balance of the U.S.$ Term Loan in full in immediately available funds on the Commitment Termination Date. No payment of principal with respect to the U.S.$ Term Loan may be reborrowed. Each payment of principal with respect to the U.S.$ Term Loan shall be paid to Agent for the ratable benefit of each Lender, ratably in proportion to each such Lender's respective U.S.$ Term Loan Commitment.

     (c) Extension. By notice in writing to Agent given not less than 20 days prior to the initial Cdn.$ Term Loan Maturity Date accompanied by an officer's certificate stating that no Default or Event of Default has occurred and is continuing, and provided no Default or Event of Default has occurred and is continuing, Borrower may exercise its option to extend the Cdn.$ Term Loan Maturity Date for one additional period of 12 months from the initial Cdn.$ Term Loan Maturity Date, in which case, the Cdn.$ Term Loan Maturity Date shall be extended upon payment in cash by Borrower to Agent of an extension fee equal to two percent (2.0%) of the aggregate principal balance (including any capitalized and unpaid interest and/or commitment fee) of the Cdn.$ Term Loan outstanding on the extension date.

     (d) Reliance on Notices. Agent shall be entitled to rely upon, and shall be fully protected in relying upon, any Notice of Advance believed by Agent to be genuine. Agent may assume that each Person executing and delivering any notice on behalf of a Credit Party in accordance herewith was duly authorized, unless the responsible individual acting thereon for Agent has actual knowledge to the contrary.

     1.2 Prepayments.

     (a) Voluntary Prepayments. Borrower may, at any time, on at least 3 Business Days' prior written notice to Agent, voluntarily prepay all or part of the Loans; provided that any such prepayments or reductions shall be in a minimum amount of One Million Dollars ($1,000,000) and integral multiples of One Hundred Thousand Dollars ($100,000) in excess of such amount thereafter, in each case in Canadian Dollars or United States Dollars, as applicable; and provided that Loans denominated in Canadian Dollars may only be repaid in Canadian Dollars and Loans denominated in United States Dollars may only be repaid in United States Dollars.

     (b) Mandatory Prepayments.

          (i) Within 10 days after receipt by any Credit Party of any cash proceeds of any asset disposition, Borrower shall prepay the Loans owing by it in an amount equal to all such proceeds, net of
               (A) commissions and other reasonable transaction costs, fees and expenses properly attributable to such transaction and payable by the Credit Party in connection therewith, if any, (B) harmonized sales taxes, goods and services taxes, sales taxes and transfer taxes, as applicable, (C) amounts payable to holders of senior Liens on such asset (to the extent such Liens constitute Permitted Encumbrances hereunder), if any, and (D) an appropriate reserve for cash income taxes payable in connection therewith. Any such prepayment shall be applied in accordance with Section
               1.2. The following shall not be subject to mandatory prepayment under this Section 1.2(b)(i): (1) proceeds of sales of inventory in the ordinary course of business (2) proceeds of collection, liquidation or disposition of accounts receivable constituting ABL Priority Collateral (as defined in the Intercreditor Agreement) (3) proceeds of sales of obsolete assets, (4) proceeds from an asset disposition [redacted] provided that such asset disposition is effected at the fair market value thereof, (5) proceeds from the disposition of Silvertree or as part of Project Mussel, and (6) subject to Section 1.2(b)(iv) below, asset disposition proceeds that are deposited into the Working Capital Reserve Account that do not, together with (x) the proceeds deposited to such account from Stock or Indebtedness issued or incurred by any Credit Party pursuant to Section 1.2(b)(ii) below and (y) the proceeds deposited to such account from the Softwood Lumber Settlement pursuant to Section 1.2(b)(iii) below, [redacted] in the aggregate for any Fiscal Year.

          (ii) Within 10 days after receipt by any Credit Party of any cash proceeds of Stock or Indebtedness issued or incurred by any Credit Party, Borrower shall prepay the Loans owing by it in an amount equal to all such proceeds, net of (A) commissions and other reasonable transaction costs, fees and expenses properly attributable to such transaction and payable by Borrower in connection therewith, and (B) an appropriate reserve for cash income taxes payable, if any, in connection therewith. Any such prepayment shall be applied in accordance with Section 1.2. The following shall not be subject to mandatory prepayment under this
               Section 1.2(b)(ii): (1) proceeds from the Rights Offering, (2) proceeds from Stock or Indebtedness issued or incurred by a Credit Party which is a wholly-owned Subsidiary of Borrower to or in favor of Borrower or another Credit Party which is a wholly-owned Subsidiary of Borrower, and (3) subject to Section 1.2(b)(iv) below, proceeds from Stock or Indebtedness issued or incurred by a Credit Party deposited into the Working Capital Reserve Account that do not, together with (x) the asset disposition proceeds deposited to such account pursuant to
               Section 1.2(b)(i) above and (y) the proceeds deposited to such account from the Softwood Lumber Settlement pursuant to Section 1.2(b)(iii) below, [redacted].

          (iii) Within 10 days after receipt by any Credit Party of any cash proceeds from the Softwood Lumber Settlement, Borrower shall prepay the Loans owing by it in an amount equal to all such proceeds, net of (A) any cash proceeds the Credit Party is obligated to pay to a third party under the Acquisition Agreement or the agreement under which Cascadia purchased its assets, if any, and (B) [redacted]. Any such prepayment shall be applied in accordance with Section 1.2. The following shall not be subject to mandatory prepayment under this Section 1.2(b)(iii): (1) proceeds from the Softwood Lumber Settlement in an amount less [redacted], provided that all such proceeds are deposited into the Working Capital Reserve Account, and provided further that Borrower may from time to time withdraw an amount [redacted] from the Working Capital Reserve Account, such amount representing and being derived from one or more deposits of Softwood Lumber Settlement originally deposited into the Working Capital Reserve Account pursuant to and in accordance with this clause 1.2(b)(iii)(1), and such withdrawn amount shall be subject to the mandatory repayment requirement prescribed by this Section 1.2(b)(iii) as if it were cash proceeds from the Softwood Lumber Settlement but such amount shall not, for the Fiscal Year in which such amount was withdrawn, be included in the calculation of the amount for the purpose of sub-clause 1.2(b)(iii)(2)(z); and (2) subject to clause 1.2(b)(iii)(1) herein and Section 1.2(b)(iv) below, proceeds from the Softwood Lumber Settlement deposited into the Working Capital Reserve Account that do not, together with (x) the asset disposition proceeds deposited to such account pursuant to Section 1.2(b)(i) above, (y) the proceeds deposited to such account from Stock or Indebtedness issued or incurred by any Credit Party pursuant to Section 1.2(b)(ii) below and (z) proceeds deposited into such account from the Softwood Lumber Settlement pursuant to clause 1.2(b)(iii)(1), [redacted].

          (iv) For the purposes of the amount of [redacted] referenced in each of Sections 1.2(b)(i), 1.2(b)(ii) and 1.2(b)(iii), each such amount shall be adjusted downward, or upward in the case of
               Section 1.2(b)(iii) only, in accordance with the formula set out as follows:

               (A) [redacted], proceeds from the Softwood Lumber Settlement deposited into the Working Capital Reserve Account pursuant to Section 1.2(b)(iii) in an amount not exceeding [redacted] over and above the aggregate amount of proceeds deposited to such account pursuant to Sections 1.2(b)(i) and 1.2(b)(ii) above shall not be subject to mandatory prepayment under
                    Section 1.2(b)(iii). This additional [redacted] basket for Softwood Lumber Settlement proceeds provided for in this
                    Section 1.2(b)(iv)(A) may only be used in one Fiscal Year;
                    and

               (B) if in any Fiscal Year, proceeds from the Softwood Lumber Settlement are deposited into the Working Capital Reserve Account in reliance upon and in accordance with Section 1.2(b)(iv)(A) in an amount not exceeding [redacted] (such deposited amount, the "YEAR 1 AMOUNT"), then for the immediately following Fiscal Year, the amount of [redacted] in each of Sections 1.2(b)(i), 1.2(b)(ii) and 1.2(b)(iii) shall be decreased by the Year 1 Amount.

          (v) Proceeds required to be used to prepay the Loans pursuant to Sections 1.2(b)(i), 1.2(b)(ii) and 1.2(b)(iii) shall constitute permanent reductions of the Loans.

          (vi) Upon successful completion and closing of the Rights Offering, Borrower shall immediately prepay U.S.$4,200,000 of the U.S.$ Term Loan.

     (c) Application of Certain Mandatory Prepayments. Any prepayments made by Borrower pursuant to Section 1.2(b) above shall be applied as follows: first, to the principal balance of the U.S.$ Term Loan until the same has been repaid in full; and second, to the principal balance of the Cdn.$ Term Loan (together with deferred interest thereon) until the same has been paid in full; except for proceeds from the sale of the BC Private Timberlands which shall be applied first to the principal balance of the Cdn.$ Term Loan (together with deferred interest thereon) until the same has been paid in full and thereafter to the U.S.$ Term Loan.

     (d) Application of Prepayments from Insurance Proceeds and Condemnation Proceeds. Prepayments from insurance or condemnation proceeds in accordance with
Section 5.4(b) and the Mortgage(s), respectively, shall be applied to pay all or part of the Loans, provided that Loans denominated in Canadian Dollars may only be repaid in Canadian Dollars and Loans denominated in United States Dollars may only be repaid in United States Dollars.

     (e) Segregation of Proceeds. All proceeds that are subject to the mandatory prepayment obligations prescribed in this Section 1.2, and, if a Default or Event of Default has occurred and is continuing, all proceeds from any assets disposition, other than disposition of any ABL Priority Collateral (as defined in the Intercreditor Agreement), and all proceeds from Stock or Indebtedness issued or incurred by any Credit Party, shall be deposited into a segregated cash collateral account and the Agent (for the benefit of itself and the other Secured Parties) shall at all times have a valid and perfected first priority security interest in such account.

     (f) No Implied Consent. Nothing in this Section 1.2 shall be construed to constitute Agent's or any Lender's consent to any transaction that is not permitted by other provisions of this Agreement or the other Loan Documents.

     (g) Funding of Prepayments. Each Credit Party (other than Borrower) agrees, as applicable, to distribute, contribute or lend the proceeds of any asset disposition to Borrower to fund the prepayments required by this Section 1.2.

     1.3 Use of Proceeds.

          Borrower shall utilize the proceeds of the Loans solely for (i) the Refinancing (and to pay any related transaction expenses), (ii) financing the Acquisition, (iii) the financing of Borrower's working capital requirements, and/or (iv) such other uses as the Requisite Lenders may approve in writing, in their sole discretion. Disclosure Schedule (1.3) contains a description of Borrower's sources and uses of funds as of the Closing Date, including Loans to be made on that date.

     1.4 Interest.

     (a) Interest Rate.

          (i) Borrower shall pay interest to Agent, for the ratable benefit of Lenders in accordance with the various Loans being made by each Lender, monthly in arrears on the applicable Interest Payment Date, at the Loan Rate. At least two (2) Business Days prior to each Interest Payment Date, Agent will deliver to Borrower a statement of interest payable on such Interest Payment Date prepared on the assumption that the applicable Loan Rate will not change between the date of such statement and the Interest Payment Date. Borrower will pay interest on the Interest Payment Date in accordance with such statement except as provided in paragraph (ii) below. If the applicable Loan Rate is based on the Canadian Prime Rate, in the event of changes during the period between the delivery of the statement and the Interest Payment Date, Agent will calculate the variance in interest payable and Agent or Borrower, as the case may be, will make an adjusting payment within two (2) Business Days of the notification of the variance. Any adjusting payment so made by Borrower will not affect Borrower's rights set forth in Section 1.8.

          (ii) Notwithstanding Section 1.4(a)(i), Borrower shall be entitled, upon prior written notice delivered to Agent (a "DEFERRAL NOTICE"), together with an officer's certificate certifying that the Deferral Conditions are met, to elect to defer the payment of interest on the Cdn.$ Term Loan, provided that (A) Borrower is continuing in good faith to (I) use all commercially reasonably efforts to obtain all required consents and approvals of all requisite Governmental Authorities for the divestiture of the B.C. Private Timberlands in accordance with the divestiture plan delivered to Agent and attached hereto as Annex E (the "DIVESTITURE PLAN") and (II) if all required consents and approvals of all requisite Governmental Authorities referenced in sub-clause 1.4(a)(ii)(A)(I) have been obtained, complete within [redacted] of obtaining all such required consents and approvals, the divestiture of the B.C. Private Timberlands in accordance with the Divestiture Plan; (B) no event or development has occurred that could reasonably be expected to materially and adversely affect the prospects of Borrower completing such divestiture process within the time period specified in clause 1.4(a)(ii)(A) in accordance with the Divestiture Plan; and (C) no Default or Event of Default has occurred and is continuing (collectively, the "DEFERRAL CONDITIONS"). In the event that Borrower delivers a Deferral Notice and the Deferral Conditions are met, interest otherwise payable in respect of the Cdn.$ Term Loan so deferred shall (A) be added to the principal amount owing in respect of the Cdn.$ Term Loan on each Interest Payment Date,
               (B) shall accrue interest at the
               applicable Loan Rate, and (C) shall be payable in full on the Commitment Termination Date applicable to the Cdn.$ Term Loan.

     (b) Extension to Next Business Day. If any principal payment on any Loan becomes due and payable on a day other than a Business Day, the payment date thereof will be extended to the next succeeding Business Day and shall bear interest at the then applicable rate(s) during such extension.

     (c) Calculation of Rates. Each applicable Loan Rate is a floating rate determined for each day. Each determination by Agent of an interest rate and Fees hereunder and under any other Loan Document shall, absent manifest error, be presumptive evidence of the correctness of such rates and Fees.

     (d) Default Rates. So long as an Event of Default has occurred and is continuing under Sections 8.1(a), 8.1(h) or 8.1(i), or so long as any other Event of Default has occurred and is continuing, and at the election of Agent (or upon the written request of Requisite Lenders) confirmed by written notice from Agent to Borrower, the interest rates applicable to the Loans (including capitalized interest, if any) shall, to the maximum extent permitted by the Interest Act (Canada), be increased by five percentage points (5%) per annum above the rates of interest or the rate of such Fees otherwise applicable hereunder unless Agent or Requisite Lenders elect to impose a smaller increase (the "DEFAULT RATE"), and all outstanding Obligations shall bear interest at the Default Rate applicable to such Obligations. Interest at the Default Rate shall accrue from the initial date of such Event of Default until that Event of Default is cured or waived and shall be payable upon demand.

     (e) Limitation on Interest. If any provision of this Agreement or of any of the other Loan Documents would obligate Borrower or any other Credit Party to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by such Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by such Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to such Lender under this Section 1.4, and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to such Lender which would constitute "interest" for purposes of Section 347 of the Criminal Code (Canada). Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if a Lender shall have received an amount in excess of the maximum permitted by that section of the Criminal Code (Canada), Borrower shall be entitled, by notice in writing to such Lender, to obtain reimbursement from such Lender in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by such Lender to Borrower. Any amount or rate of interest referred to in this Section 1.4(d) shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that the applicable Loan remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of "interest" (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Closing Date to the Termination Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by Agent shall be conclusive for the purposes of such determination.

     (f) Interest Act (Canada). For purposes of disclosure pursuant to the Interest Act (Canada), the annual rates of interest or fees to which the rates of interest or fees provided in this Agreement and the other Loan Documents are equivalent (and stated herein or therein, as applicable, to be computed on the basis of a 365-day year or any other period of time less than a calendar year) are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by 365 or such other period of time, respectively.

     1.5 Fees.

     (a) Commitment Fees. Borrower shall pay to Agent on or prior to the Closing Date a commitment fee of One Million Eight Hundred Seventy-Five Thousand United States Dollars (U.S.$1,875,000) (being one percent (1%) of the sum of the U.S.$ Term Loan Commitment) plus Nine Hundred Thousand Canadian Dollars (Cdn.$900,000) (being one percent (1.0%) of the Cdn.$ Term Loan Commitment).

     (b) Notwithstanding Section 1.5(a), Borrower shall be entitled, upon delivery of a Deferral Notice together with an officer's certificate certifying that the Deferral Conditions are met, to elect to defer the payment of the commitment fees. In the event that Borrower delivers the Deferral Notice and the Deferral Conditions are met, the commitment fees so deferred shall (A) be added to the principal amount owing in respect of the Cdn.$ Term Loan on the date deferred, (B) shall accrue interest at the applicable Loan Rate, and (C) shall be payable in full on the Commitment Termination Date applicable to the Cdn.$ Term Loan.

     (c) Extension Fee. In the event of an extension of the initial Cdn.$ Term Loan Maturity Date pursuant to Section 1.1(c), Borrower shall pay the extension fee referred to in that Section on the initial Cdn.$ Term Loan Maturity Date.

     (d) Mid-Term Fees. Borrower shall pay to Agent (i) on the date which is twelve (12) months from the date of the first advance of the U.S.$ Term Loan, a fee equal to three quarters of one percent (0.75%) of the outstanding amount of the U.S.$ Term Loan on such date, (ii) on the date which is twenty-four (24) months from the date of the initial advance of the U.S.$ Term Loan, an amount equal to three quarters of one percent (0.75%) of the outstanding amount of the U.S.$ Term Loan on such date, and (iii) on the date which is thirty-six (36) months from the date of the first advance of the U.S.$ Term Loan, a fee equal to one percent (1.00%) of the outstanding amount of the U.S.$ Term Loan on such date.

     1.6 Receipt of Payments.

          Borrower shall make each payment under this Agreement not later than 10:00 a.m. (Vancouver time) on the day when due for value on that day to the Collection Account. For purposes of computing interest and Fees as of any date, all payments shall be deemed received on the Business Day on which immediately available funds therefor are received in the Collection Account prior to 2:00 p.m. (Toronto time). Payments received after 2:00 p.m. (Toronto time) on any Business Day or on a day that is not a Business Day shall be deemed to have been received on the following Business Day. Without limiting Section 11.17, if Agent receives any payment from or on behalf of a Credit Party in any currency other than the currency in which the Obligation is denominated Agent may convert the payment (including the proceeds of realization upon any collateral) into the currency in which such Obligation is denominated at the rate of exchange (as such term is defined in Section 11.17(c)).

     1.7 Application and Allocation of Payments.

          So long as no Event of Default has occurred and is continuing, (i) voluntary prepayments shall be applied in accordance with the provisions of
Section 1.2(a); and (iii) mandatory prepayments shall be applied as set forth in Sections 1.2(b), 1.2(c) and 1.2(d). All payments and prepayments applied to a particular Loan shall be applied ratably to the portion thereof held by each Lender as determined by its Pro Rata Share. As to any other payment, and as to all payments made when an Event of Default has occurred and is continuing or following the Commitment Termination Date, Borrower hereby irrevocably waives the right to direct the application of any and all payments received from or on behalf of Borrower, and Borrower hereby irrevocably agrees that Agent shall have the continuing exclusive right to apply any and all such payments against the Obligations as Agent may deem advisable notwithstanding any previous entry by Agent in the Loan Account or any other books and records. Upon an Event of Default that has occurred and is continuing, in the absence of a specific determination by Agent with respect thereto, payments shall be applied to amounts then due and payable in the following order: (1) to Fees and Agent's expenses reimbursable hereunder; (2) to interest on the Loans; (3) to principal payments on the Loans; ratably to the aggregate, combined principal balance of the other Loans; and (4) to all other Obligations including expenses of Lenders to the extent reimbursable under Section 11.3.

     1.8 Loan Account and Accounting.

          Agent shall maintain in the Province of Ontario a loan account (the "LOAN ACCOUNT") on its books to record: all Loans, all payments made by Borrower, and all other debits and credits as provided in this Agreement with respect to the Loans or any other Obligations. All entries in the Loan Account shall be made in accordance with Agent's customary accounting practices as in effect from time to time. The balance in the Loan Account, as recorded on Agent's most recent printout or other written statement, shall, absent manifest error, be presumptive evidence of the amounts due and owing to Agent and Lenders by Borrower; provided that any failure to so record or any error in so recording shall not limit or otherwise affect Borrower's duty to pay the Obligations.

     1.9 Indemnity.

          Each Credit Party that is a signatory hereto shall indemnify and hold harmless each of Agent, Lenders and their respective Affiliates, and each such Person's respective officers, directors, employees, shareholders, legal counsel, agents and representatives (each, an "INDEMNIFIED PERSON"), from and against any and all suits, actions, proceedings, orders, claims, damages, losses, liabilities and expenses (including reasonable legal fees and disbursements and other costs of investigation or defense, including those incurred upon any appeal) that may be instituted or asserted against or incurred by any such Indemnified Person as a result of or in connection with credit having been extended, suspended or terminated under this Agreement or the other Loan Documents and the administration of such credit, and in connection with or arising out of the transactions contemplated hereunder and thereunder and any actions or failures to act in connection therewith including the taking of any enforcement actions by Agent, including any and all Environmental Liabilities and legal costs and expenses arising out of or incurred in connection with disputes between or among any parties to any of the Loan Documents (collectively, "INDEMNIFIED LIABILITIES"); provided, that no such Credit Party shall be liable for any indemnification to an Indemnified Person to the extent that any such suit, action, proceeding, claim, damage, loss, liability or expense results from that Indemnified Person's gross negligence or wilful misconduct. No Indemnified Person shall be responsible or liable to any other party to any Loan Document, any successor, assignee or third party beneficiary of such Person or any other Person asserting claims derivatively through such party, for indirect, punitive, exemplary or consequential damages which may be alleged as a result of credit having been extended, suspended or terminated under any Loan Document or as a result of any other transaction contemplated hereunder or thereunder.

     1.10 Access.

          Prior to the occurrence of an Event of Default which is continuing, each Credit Party shall, during normal business hours in any Business Day, from time to time upon two (2) Business Days' prior notice up to three (3) times per fiscal year: (a) provide Agent and any of its officers, employees and agents access to its properties, facilities, advisors, officers, and to the extent officers are not able to provide all relevant information, employees of each Credit Party and to the Collateral, (b) permit Agent, and any of its officers, employees and agents, to inspect, audit and make extracts from any Credit Party's books and records, and (c) permit Agent, and its officers, employees and agents, to inspect, review, evaluate and make test verifications and counts of the Collateral of any Credit Party. If an Event of Default has occurred and is continuing, or if access is necessary to preserve or protect the Collateral, as reasonably determined by Agent, each such Credit Party shall provide such access to Agent and to each Lender at all times and without advance notice. Furthermore, so long as any Event of Default has occurred and is continuing, Borrower shall provide Agent and each Lender with access to its suppliers and customers. Each Credit Party shall deliver any document or instrument necessary for Agent, as it may from time to time reasonably request, to obtain records from any service bureau or other Person that maintains records for such Credit Party. Credit Parties shall reimburse Agent for any out of pocket expenses incurred by Agent, as well as for the fees and expenses of any advisers or consultants retained by Agent, in connection with any such access, inspection, audits, reviews and evaluations conducted pursuant to this Section 1.10. All information so obtained by Agent or each Lender, or obtained by Agent and subsequently disclosed to any Lender, shall be deemed confidential information.

     1.11 Taxes.

          Any and all payments by or on behalf of a Credit Party hereunder or under any other Loan Document shall be made, in accordance with this Section 1.11, free and clear of and without deduction for any and all present or future Taxes (excluding franchise or capital taxes and Taxes imposed on or measured by the net income of Agent or any Lender by the jurisdiction under the laws of which it is constituted or organized or is resident or carries on business through a permanent establishment located therein or any political subdivisions thereof). If a Credit Party shall be required by law to withhold or deduct any Taxes from or in respect of any sum payable hereunder or under any other Loan Document (excluding franchise or capital taxes and Taxes imposed on or measured by the net income of Agent or any Lender by the jurisdiction under the laws of which it is constituted or organized or is resident or carries on business through a permanent establishment located therein or any political subdivisions thereof), (i) the sum payable shall be increased as much as shall be necessary so that, after making all required withholdings and deductions (including withholdings and deductions applicable to additional sums payable under this
Section 1.11 so that payments are received on an After Tax Basis), Agent or Lenders, as applicable, receive an amount on an After Tax Basis equal to the sum they would have received on an After Tax Basis had no such withholdings or deductions been made, (ii) the applicable Credit Party shall make such withholdings and deductions, and (iii) the applicable Credit Party shall pay the full amount withheld or deducted to the relevant taxing or other authority in accordance with applicable law. Within 30 days after the date of any payment of Taxes, Borrower shall furnish to Agent the original or a copy of a receipt evidencing payment thereof.

     1.12 Capital Adequacy; Increased Costs; Illegality.

     (a) If any Lender shall have reasonably determined that any law, treaty, governmental (or quasi-governmental) rule, regulation, guideline or order regarding capital adequacy, reserve requirements or similar requirements or compliance by any Lender with any request or directive regarding capital adequacy, reserve requirements or similar requirements (whether or not having the force of law), in each case, adopted after the Closing Date, from any central bank or other Governmental Authority increases or would have the effect of increasing the amount of capital, reserves or other funds required to be maintained by such Lender and thereby reducing the rate of return on such Lender's capital as a consequence of its obligations hereunder, then Borrower shall from time to time within three (3) Business Days demand by such Lender (with a copy of such demand to Agent) pay to Agent, for the account of such Lender, additional amounts sufficient to compensate such Lender for such reduction. A certificate as to the amount of that reduction and showing the basis of the computation thereof submitted by such Lender to Borrower and to Agent shall be, absent manifest error, presumptive evidence of the matters set forth therein.

     (b) If, due to either (i) the introduction of or any change in any law or regulation (or any change in the interpretation thereof) or (ii) the compliance with any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law), in each case adopted after the Closing Date, there shall be any increase in the cost to any Lender of agreeing to make or making, funding or maintaining any Loan, then Borrower shall from time to time, within three (3) Business Days of a demand by such Lender (with a copy of such demand to Agent), pay to Agent for the account of such Lender additional amounts sufficient to compensate such Lender for such increased cost. A certificate as to the amount of such increased cost, submitted to Borrower and to Agent by such Lender, shall be, absent manifest error, presumptive evidence of the matters set forth therein. Each Lender agrees that, as promptly as practicable after it becomes aware of any circumstances referred to above which would result in any such increased cost, the affected Lender shall, to the extent not inconsistent with such Lender's internal policies of general application, use reasonable commercial efforts to minimize costs and expenses incurred by it and payable to it by Borrower pursuant to this Section 1.12(b).

     (c) Within thirty (30) days after receipt by Borrower of written notice and demand from any Lender (an "AFFECTED LENDER") for payment of additional amounts or increased costs as provided in Sections 1.12(a) or 1.12(b), Borrower may, at its option, notify Agent and such

Affected Lender of its intention to replace the Affected Lender. So long as no Default or Event of Default has occurred and is continuing, Borrower, with the consent of Agent, may obtain, at Borrower's expense, a replacement Lender ("REPLACEMENT LENDER") for the Affected Lender, which Replacement Lender must be reasonably satisfactory to Agent. If Borrower obtains a Replacement Lender within ninety (90) days following notice of its intention to do so, the Affected Lender must sell and assign its Loans and Commitments to such Replacement Lender for an amount equal to the principal balance of all Loans held by the Affected Lender and all accrued interest and Fees with respect thereto through the date of such sale and such assignment shall not require the payment of an assignment fee to Agent; provided that Borrower shall have reimbursed such Affected Lender for the additional amounts or increased costs that it is entitled to receive under this Agreement through the date of such sale and assignment. Notwithstanding the foregoing, Borrower shall not have the right to obtain a Replacement Lender if the Affected Lender rescinds its demand for increased costs or additional amounts within fifteen (15) days following its receipt of Borrower's notice of intention to replace such Affected Lender. Furthermore, if Borrower gives a notice of intention to replace and does not so replace such Affected Lender within ninety (90) days thereafter, Borrower's rights under this
Section 1.12(c) shall terminate with respect to such Affected Lender and Borrower shall promptly pay all increased costs or additional amounts demanded by such Affected Lender in accordance with Section 1.12(a) or Section 1.12(b).

     1.13 Currency Matters.

          Principal, interest, reimbursement obligations, fees, and all other amounts payable under this Agreement and the other Loan Documents to Agent and Lenders shall be payable in the currency in which such Obligations are denominated. Unless stated otherwise, all calculations, comparisons, measurements or determinations under this Agreement shall be made in Canadian Dollars.

2. CONDITIONS PRECEDENT

     2.1 Conditions to the Initial Loans

          No Lender shall be obligated to make any Loan on the Closing Date, or to take, fulfill, or perform any other action hereunder, unless and until the following conditions have, on or before the Expiry Date, been satisfied or provided for in a manner reasonably satisfactory to Agent, or waived in writing by Agent and Requisite Lenders:

     (a) Credit Agreement; Loan Documents. This Agreement or counterparts hereof shall have been duly executed by, and delivered to, Borrower, each other Credit Party, Agent and Lenders; and Agent shall have received such documents, instruments, agreements and legal opinions as Agent shall reasonably request in connection with the transactions contemplated by this Agreement and the other Loan Documents, each in form and substance reasonably satisfactory to Agent.

     (b) Collateral Documents. Agent shall have received duly executed originals of the Collateral Documents, dated as of the Closing Date or dated prior to the Closing Date, and all instruments, documents and agreements executed pursuant thereto.

     (c) Insurance. Agent shall have received an insurance certificate evidencing that the insurance policies required by Section 5.4 are in full force and effect, and showing loss payable and additional insured clauses or endorsements, as reasonably requested by Agent, in favour of Secured Parties.

     (d) Security Interests and Registrations. Agent shall have received evidence satisfactory to Agent that Agent (for the benefit of itself and the other Secured Parties) has a valid and perfected first priority security interest and charge in the Collateral, including (i) such documents duly executed by each Credit Party (including financing statements under the PPSA, mortgage registrations, and other notice filings and applicable documents under the laws of any jurisdiction with respect to the perfection of Liens) as Agent may reasonably request in order to perfect its security interests in the Collateral, and (ii) copies of search reports listing all effective financing statements and other applicable notice of Lien filings that name any Credit Party as debtor, together with certificates of the applicable Governmental Authority constituting evidence thereof, none of which shall cover the Collateral, except for (A) those relating to the Prior Lender Obligations (all of which shall be terminated and discharged on the Closing Date or, in the case of the CIT Facility, shall be subject to the Intercreditor Agreement on terms satisfactory to Agent and Secured Parties), (B) a Lien on TFL 37 in favour of the Partnership, in the event that Project Mussel is completed and (C) and Permitted Encumbrances.

     (e) Payoff Letter; Financing Change Statements. Agent shall have received evidence, in form and substance reasonably satisfactory to Agent, of repayment in full of the Senior Notes from the proceeds of the initial advances of the Loans, together with (a) financing change statements and other appropriate termination statements, in form and substance reasonably satisfactory to Agent, manually signed by the holders of the Senior Notes or their applicable agents, if appropriate, releasing all Liens of the holders of the Senior Notes upon all of the Collateral of each Credit Party, and (b) terminations of all blocked account agreements, bank agency agreements or other similar agreements or arrangements in favour of any Prior Lender (excluding CIT) or relating to the Prior Lender Obligations (excluding the CIT Obligations) and to which any Credit Party is a party or by which any Credit Party or any Credit Party's property is bound.

     (f) Guarantees. Agent shall have received Guarantees executed by each direct and indirect Material Subsidiary of Borrower in favour of Secured Parties.

     (g) Initial Notice of Advance. Agent shall have received a duly executed original of a Notice of Advance from Borrower, dated the Closing Date with respect to the Initial Advance of the Loans to be requested by Borrower on the Closing Date.

     (h) Letter of Direction. Agent shall have received duly executed originals of a letter of direction from Borrower addressed to Agent, on behalf of itself and Lenders, with respect to the disbursement on the Closing Date of, the proceeds of the Loans.

     (i) Constating Documents and Status. Agent shall have received, for each Credit Party, such Person's (a) constating documents and all amendments thereto, and (b) certificates of compliance or status (or applicable equivalent thereof) evidencing each Credit Party's qualification to conduct business in each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, each dated a recent date prior to the Closing Date and certified by the applicable authorized Governmental Authority.

     (j) Bylaws and Resolutions. Agent shall have received, for each Credit
Party: (a) such Person's bylaws, together with all amendments thereto and (b) resolutions of such Person's Board of Directors, approving and authorizing the execution, delivery and performance of the Loan Documents to which such Person is a party and the transactions to be consummated in connection therewith, each certified as of the Closing Date by a senior officer of such Person as being in full force and effect without any modification or amendment.

     (k) Incumbency Certificates. Agent shall have received, for each Credit Party, signature and incumbency certificates of the officers of each such Person executing any of the Loan Documents, certified as of the Closing Date by a senior officer of such Person as being true, accurate, correct and complete.

     (l) Opinions of Counsel. Agent shall have received, duly executed originals of opinions of Torys LLP, counsel for the Credit Parties, together with any local counsel opinions reasonably requested by Agent, each in form and substance reasonably satisfactory to Agent and its counsel, dated the Closing Date, and including in such opinion an express statement to the effect that the Secured Parties are authorized to rely on such opinion as though they were addressees.

     (m) Officer's Certificate. Agent shall have received duly executed originals of a certificate of the Chief Executive Officer and the President, dated the Closing Date, stating that all representations and warranties by the Credit Parties contained herein are true and correct as of the Closing Date and no Default or Event of Default has occurred and is continuing or would result after giving effect to any Loan.

     (n) Debentures. Agent shall have received duly executed originals of Debentures covering all of the Real Estate (the "MORTGAGED PROPERTIES") together with: (a) evidence that the Mortgages have been recorded in all places to the extent necessary or desirable, in the judgment of Agent, to create a valid and enforceable first priority or ranking Lien (subject to Permitted Encumbrances) on each Mortgaged Property in favour of Agent for the benefit of itself and Lenders; and (b) an opinion of counsel in each jurisdiction in which any Mortgaged Property is located in form and substance and from counsel reasonably satisfactory to Agent.

     (o) Subordination and Intercreditor Agreement. CIT shall have entered into a subordination and/or intercreditor agreement (the "INTERCREDITOR AGREEMENT") with Agent and the Lenders, all in form and substance reasonably satisfactory to Agent, as Agent shall have deemed necessary or appropriate with respect to the CIT Obligations.

     (p) Environmental Reports. Agent shall have received copies of all existing environmental site assessments, reports, reviews and audits prepared by a third party in the last three (3) years (including, for greater certainty, all environmental compliance reports but excluding other operational reports) and all environmental assessments, reports, reviews and audits prepared by any Credit Party in the last three (3) years pertaining to actual or potential Environmental Liabilities that would reasonably be expected to [redacted], in the possession of any Credit Party on or before the Closing Date, on all of the Real Estate of a Credit Party, and Agent shall be satisfied, in its sole discretion, with the contents of all such environmental reports.

     (q) Audited Financials; Financial Condition. Agent shall have received the Financial Statements and other materials set forth in Section 3.4, certified by Borrower's Chief Financial

Officer, the Borrower's Corporate Controller or by any other officer approved for such purpose by the Agent, in each case in form and substance reasonably satisfactory to Agent.

     (r) Approvals. Agent shall have received satisfactory evidence that the Credit Parties have obtained all required consents and approvals of all Persons including all requisite Governmental Authorities, to the execution, delivery and performance of this Agreement and the other Loan Documents and the consummation of the Related Transactions.

     (s) Payment of Fees, Costs and Expenses. Borrower shall have paid the Fees required to be paid on the Closing Date in the respective amounts specified in
Section 1.5 and shall have reimbursed Agent for all reasonable fees, costs and expenses of closing (both invoiced and reasonably estimated) presented as of the Closing Date.

     (t) Material Contracts. Lenders and Agent shall have received certified copies of all Material Contracts and satisfactory evidence that, except as previously disclosed in writing to the Lenders, no Credit Party is or will, with the passage of time, be in default under any Material Contract.

     (u) No Material Adverse Change. No change, development, event or occurrence with respect to the Borrower, any of its Material Subsidiaries or any of their respective business, condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), capital, operations, results of operations, cash flow, income or prospects that has, or would reasonably be expected to have, a Material Adverse Effect, but does not include (a) any changes in economic, regulatory or political developments applicable to the forest industry generally in British Columbia, (b) any changes in financial markets generally, or (c) any change, development, event or occurrence or state of facts that directly arises out of or results from the announcement or pendency of the financing described herein.

     (v) Island Documents. Island Timberlands Limited Partnership and Island Timberlands GP Ltd. shall have entered into and delivered to Agent, on behalf of Lenders, in escrow pending completion of the Acquisition, a subordination agreement or such other instruments conferring priority to Agent and the Lenders, as holders of "Permitted Indebtedness" pursuant to the Island Documents, over the assets and property of Cascadia and its Subsidiaries, which shall remain effective following any amalgamation, merger or other combination of Borrower or a Material Subsidiary of Borrower with Cascadia as contemplated by Section 6.2, all in form and substance reasonably satisfactory to Agent, as Agent shall have deemed necessary or appropriate with respect to the Island Documents.

     (w) Other Documents. Lender and Agent shall have received such other certificates, documents and agreements respecting any Credit Party as Agent may reasonably request.

     2.2 Further Conditions to Initial Loan

          Except as otherwise expressly provided herein, no Lender shall be obligated to fund the Initial Loans if, on the Closing Date:

     (a) any representation or warranty by any Credit Party contained herein or in any other Loan Document is untrue or incorrect as of the Closing Date as determined by Agent or Requisite Lenders; and

     (b) any Default or Event of Default has occurred and is continuing or would result after giving effect to any Loan.

3. REPRESENTATIONS AND WARRANTIES

     To induce Lenders to make the Loans, each Credit Party makes the following representations and warranties to Agent and each Lender with respect to all Credit Parties, each and all of which shall survive the execution and delivery of this Agreement.

     3.1 Corporate Existence; Compliance with Law.

          Each Credit Party (a) is a corporation, limited liability company, partnership or limited partnership duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or organization set forth in Disclosure Schedule (3.1) (b) is duly qualified to conduct business and is in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified would not result in exposure to losses or liabilities which has, or could reasonably be expected to have, a Material Adverse Effect; (c) has the requisite power and authority and the legal right to own, pledge, mortgage, hypothecate or otherwise encumber and operate its properties, to lease the property it operates under lease and to conduct its business as now conducted and proposed to be conducted; (d) has all material licenses, permits, consents or approvals from or by, and has made all material filings with, and has given all notices to, all Governmental Authorities having jurisdiction, to the extent required for such ownership, operation and conduct; (e) is in compliance with its constating documents, bylaws or partnership agreement or operating agreement, as applicable; and (f) subject to specific representations set forth herein regarding Environmental Laws, tax and other laws, is in compliance with all applicable provisions of law, except where the failure to comply, individually or in the aggregate, does not have, or could not reasonably be expected to have, a Material Adverse Effect.

     3.2 Executive Offices, Collateral Locations.

          As of the Closing Date, the current location of each Credit Party's chief executive office, principal place of business and the warehouses and premises at which any material Collateral is located are set forth on Disclosure
Schedule 3.2.

     3.3 Corporate Power, Authorization, Enforceable Obligations.

          The execution, delivery and performance by each Credit Party of the Loan Documents to which it is a party and the creation of all Liens provided for therein: (a) are within such Person's power; (b) have been duly authorized by all necessary corporate, limited liability company, partnership or limited partnership action; (c) do not contravene any provision of such Person's constating documents, bylaws or partnership agreement or operating agreement, as applicable; (d) do not violate any law or regulation, or any order or decree of any court or Governmental Authority; (e) except in respect of the Senior Notes, which are required to be repaid from the proceeds of the Loans and except for the CIT Obligations, do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, debenture, deed of trust, lease, agreement or other instrument to which such Person is a party or by which such Person or any of its property is bound; (f) do not result in the creation or imposition of any Lien upon any of the property of such Person other than those in favour of Agent, on behalf of itself and the Secured Parties, pursuant to the Loan Documents; and (g) do not require the consent or approval of any Governmental Authority or any other Person, except as disclosed on Disclosure Schedule 3.3, all of which will have been duly obtained, made or complied with prior to the Closing Date except as disclosed on Disclosure Schedule 3.3. On or prior to the Closing Date, each of the Loan Documents to which a Credit Party is a party shall have been duly executed and delivered by such Credit Party and each such Loan Document shall then constitute a legal, valid and binding obligation of such Credit Party enforceable against it in accordance with its terms.

     3.4 Financial Statements.

          All Financial Statements concerning Borrower and its Subsidiaries that are referred to below have been prepared in accordance with GAAP consistently applied throughout the periods covered (except as disclosed therein and except, with respect to unaudited Financial Statements, for the absence of footnotes and normal year-end audit adjustments) and present fairly in all material respects the financial position of the Persons covered thereby as at the dates thereof and the results of their operations and cash flows for the periods then ended. The following Financial Statements have been delivered on the date hereof:

     (a) The audited consolidated balance sheet as at December 31, 2004 and the related statements of income and cash flows of Borrower for the five-month period then ended, certified by Borrower.

     (b) The unaudited consolidated balance sheet as at September 30, 2005 and the related statements of income and cash flows of Borrower for the Fiscal Quarter and the nine months then ended.

     3.5 Material Adverse Effect.

          Except as disclosed on Disclosure Schedule 3.5, since September 30, 2005, no event has occurred, that alone or together with other events, has, or could reasonably be expected to have, a Material Adverse Effect.

     3.6 Ownership of Property; Liens.

          As of the Closing Date, the real estate ("REAL ESTATE") listed in Disclosure Schedule 3.6 constitutes all of the real property owned, and all of the material real property leased, subleased, or used by any Credit Party. Each Credit Party has good and marketable title to all of its Real Estate in which it has fee simple title and has title to all other Real Estate held by any Credit Party, subject to Permitted Encumbrances, and valid and marketable leasehold interests in all of its material leased Real Estate, subject to Permitted Encumbrances, and except as described on Disclosure Schedule 3.6, and copies of all such leases or a summary of terms thereof reasonably satisfactory to Agent have been delivered to Agent. Disclosure Schedule 3.6 further describes any material Real Estate with respect to which any Credit Party is a lessor, sublessor or assignor as of the Closing Date. Each Credit Party also has good and marketable title to, or valid leasehold interests in, all of its material personal property and assets. As of the Closing Date, none of the properties and assets of any Credit Party are subject to any Liens other than Permitted Encumbrances, and there are no facts, circumstances or conditions known to any

Credit Party that may result in any Liens (including Liens arising under Environmental Laws) other than Permitted Encumbrances. Except as described on Disclosure Schedule 3.6, each Credit Party has received all deeds, assignments, waivers, consents, non-disturbance and attornment or similar agreements, bills of sale and other documents, and has duly effected all recordings, filings and other actions reasonably required by the Agent to establish, protect, perfect and publish such Credit Party's right, title and interest in and to all such Real Estate and other properties and assets. Disclosure Schedule 3.6 also describes any purchase options, rights of first refusal or other similar contractual rights pertaining to any of the Real Estate listed in Disclosure
Schedule 3.6. As of the Closing Date, no portion of any Credit Party's Real Estate has suffered any material damage by fire or other casualty loss that has not heretofore been repaired and restored in all material respects to its original condition or otherwise remedied. As of the Closing Date, all material permits required to have been issued or appropriate to enable the Real Estate to be lawfully occupied and used for all of the purposes for which it is currently occupied and used have been lawfully issued and are in full force and effect.

     3.7 Labour Matters.

          Except as set forth on Disclosure Schedule 3.7, as of the Closing
Date: (a) no strikes or other material labour disputes against any Credit Party are pending or, to any Credit Party's knowledge, threatened; (b) hours worked by and payment made to employees of each Credit Party are in material compliance with each federal, provincial or local law applicable to such matters; (c) each Credit Party has withheld and remitted all employee withholdings and has made all employer contributions to be made by it pursuant to applicable law on account of the Canada and British Columbia Pension plans, employment insurance and employee income taxes; (d) no Credit Party is a party to or bound by any collective bargaining agreement, or to or by any bonus, restricted stock, stock option, or stock appreciation plan or agreement or any similar plan, agreement or arrangement; (e) to any Credit Party's knowledge, there is no union organizing activity involving any Credit Party pending or threatened by any labour union or employee association; (f) there are no certification applications or representative proceedings pending or, to any Credit Party's knowledge, threatened with any labour relations board, and no labour organization or employee association of any Credit Party has made a pending demand for certification; and (g) there are no material complaints or charges against any Credit Party pending or, to the knowledge of any Credit Party, threatened to be filed with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment by any Credit Party of any individual.

     3.8 Ventures, Subsidiaries and Affiliates; Outstanding Stock and Indebtedness.

          Except as set forth in Disclosure Schedule 3.8, as of the Closing Date, no Credit Party has any Subsidiaries, or is engaged in any joint venture or partnership with any other Person, or is an Affiliate (without regard to clauses (c) and (d) of the definition of "Affiliates") of any other Person. As of the Closing Date, all of the issued and outstanding Stock of each Credit Party is owned by each of the Stockholders and in the amounts set forth in Disclosure Schedule 3.8. Except as set forth in Disclosure Schedule 3.8, as of the Closing Date there are no outstanding rights to purchase, options, warrants or similar rights or agreements pursuant to which any Credit Party may be required to issue, sell, repurchase or redeem any of its Stock or other equity securities or any Stock or other equity securities of its Subsidiaries. All outstanding

Indebtedness and Guaranteed Indebtedness of each Credit Party, as of the Closing Date (except for the Obligations), is described in Section 6.4 (including Disclosure Schedule (6.4)).

     3.9 Government Regulation.

          No Credit Party is subject to regulation under any Canadian federal law or any provincial or local law that restricts or limits its ability to incur Indebtedness or to perform its obligations hereunder. The making of the Loans by Lenders to Borrower, the application of the proceeds thereof and repayment thereof and the consummation of the Related Transactions will not violate any provision of any applicable statute or any rule, regulation, order or policy of or issued by any securities commission, securities exchange or other securities regulatory authority.

     3.10 Taxes.

          All federal, provincial and other material tax returns, reports and statements, including information returns, required by any Governmental Authority to be filed by any Credit Party have been filed with the appropriate Governmental Authority, and all Charges have been paid prior to the date on which any fine, penalty, interest or late charge may be added thereto for non-payment thereof, excluding Charges or other amounts being contested in accordance with Section 5.2(b) and unless the failure to so file or pay would not reasonably be expected to result in fines, penalties or interest [redacted] in the aggregate. Each Credit Party has withheld and remitted in accordance with, and within the times required by, applicable law all Source Deductions of such Credit Party and has remitted in accordance with, and at the times required by, applicable law all commodity Taxes of such Credit Party including goods and services tax, harmonized sales taxes, retail sales taxes and Quebec sales taxes. Disclosure Schedule 3.10 sets forth as of the Closing Date in respect of (i) those taxation years that have not yet been assessed by the CRA or the applicable provincial or local Governmental Authorities, (ii) the taxation years that are currently being audited by the CRA or any other applicable Governmental Authority, and (iii) any assessments or threatened assessments in connection with such audit, or otherwise currently outstanding and (iv) the most recent taxation year that an audit by CRA or the applicable provincial or local Governmental Authorities has been completed. Except as described in Disclosure
Schedule 3.10, as of the Closing Date, no Credit Party has executed or filed with the CRA or any other Governmental Authority any agreement or other document extending, or having the effect of extending, the period for assessment or collection of any Charges. None of the Credit Parties and their respective predecessors are liable for any Charges: (a) under any agreement (including any tax sharing agreements) or (b) to each Credit Party's knowledge, as a transferee.

     3.11 No Litigation.

          No action, claim, lawsuit, demand, investigation or proceeding is now pending or, to the knowledge of any Credit Party, threatened against any Credit Party, before any Governmental Authority or before any arbitrator or panel of arbitrators (collectively, "LITIGATION"), (a) that challenges any Credit Party's right or power to enter into or perform any of its obligations under the Loan Documents to which it is a party, or the validity or enforceability of any Loan Document or any action taken thereunder, or (b) that has a reasonable risk of being determined adversely to any Credit Party and that, if so determined, has, or would reasonably be expected to have, a Material Adverse Effect. Except as set forth on Disclosure Schedule 3.11, as of the Closing Date, there is no Litigation pending or threatened that seeks damages in excess of [redacted] or injunctive relief against, or alleges criminal misconduct of, any Credit Party.

     3.12 Canadian Pension Plan and Benefit Plans.

          As of the Closing Date, Disclosure Schedule 3.12 lists all Canadian Benefit Plans, Canadian Pension Plans, Multi-Employer Benefit Plans and Multi-Employer Pension Plans currently maintained by any Credit Party. The Canadian Pension Plans are duly registered under the ITA and all other applicable laws which require registration. The Credit Parties, and any administrators nominated by the Credit Parties, have complied with and performed all of their obligations in all material respects under and in respect of the Canadian Pension Plans and Canadian Benefit Plans under the terms thereof, any funding agreements and all applicable laws (including any material fiduciary, funding, investment obligations). All employer and employee payments, contributions or premiums to be remitted, paid to or in respect of each Canadian Pension Plan or Canadian Benefit Plan have been paid in a timely fashion in accordance in material respects with the terms thereof, any funding agreement and all applicable laws. There have been no material improper withdrawals or applications of the assets of the Canadian Pension Plans or the Canadian Benefit Plans. Except as set forth on Disclosure Schedule 3.12, as of the Closing Date there are no outstanding material disputes concerning the assets of the Canadian Pension Plans or the Canadian Benefit Plans and, to the knowledge of the Credit Parties, there is no basis for any such dispute. Except as set forth on Disclosure Schedule 3.12, as of the Closing Date each of the Canadian Pension Plans is fully funded on both a going concern and a solvency basis (in accordance with applicable law and with the valuations last filed with the applicable Governmental Authorities and which are consistent with generally accepted actuarial principles). The Credit Parties have made all contributions required to be made by any of them to any Multi-Employer Benefit Plans or any Multi-Employer Pension Plans.

     3.13 Brokers

          Except as set forth on Disclosure Schedule 3.13, no broker or finder acting on behalf of any Credit Party or Affiliate thereof brought about the obtaining, making or closing of the Loans or the Related Transactions, and no Credit Party or Affiliate thereof has any obligation to any Person in respect of any finder's or brokerage fees in connection therewith.

     3.14 Intellectual Property.

          Each Credit Party owns or, to the knowledge of the Credit Parties, has rights to use, all Intellectual Property necessary to continue to conduct its business as now or heretofore conducted by it or proposed to be conducted by it. Each patent, registered trademark, trademark application, design and registered copyright so owned by a Credit Party as of the Closing Date is listed, together with application or registration numbers, as applicable, in Disclosure Schedule 3.14, as well as a list of each material written license of intellectual property that is necessary to conduct the Business (excluding licenses of commercially available software). Each Credit Party, to its knowledge, conducts its business and affairs without infringement of or interference with any intellectual property of any other Person in any material respect. Except as set forth in Disclosure Schedule 3.14, as of the Closing Date, no Credit Party is aware of any material infringement claim by any other Person with respect to any intellectual property.

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                                      -38-


     3.15 Full Disclosure.

          No information contained in this Agreement, any of the other Loan Documents, any Financial Statements or other written reports from time to time prepared by any Credit Party and delivered hereunder or any written statement prepared by any Credit Party and furnished by or on behalf of any Credit Party to Agent or any Lender pursuant to the terms of this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. The Liens granted to Agent, on behalf of the Secured Parties, pursuant to the Collateral Documents will at all times be fully perfected first priority Liens in and to the Collateral described therein, subject, as to priority, only to Permitted Encumbrances.

     3.16 Environmental Matters.

     (a) Except as set forth in Disclosure Schedule 3.16, as of the Closing
Date: (i) to the knowledge of the Credit Parties, the Collateral is free of the presence of any Hazardous Material except for such presence that would not reasonably be expected to result in Environmental Liabilities exceeding [redacted]; (ii) no Credit Party has caused or suffered to occur any Release of Hazardous Materials on, at, in, under, above, to, from or about any of its Collateral except in compliance with Environmental Laws or except for any such Release that would not reasonably be expected to result in Environmental Liabilities exceeding [redacted]; (iii) the Credit Parties are, and have been in compliance with, all Environmental Laws, except for such non compliance that would not result in Environmental Liabilities which could reasonably be expected to exceed [redacted]; (iv) the Credit Parties have obtained, and are in compliance with, all Environmental Permits required by Environmental Laws for the operations of their respective businesses as presently conducted or as proposed to be conducted, except where the failure to so obtain or comply with such Environmental Permits would not result in Environmental Liabilities that could reasonably be expected to exceed [redacted], and all such Environmental Permits are valid, uncontested and in good standing; (v) no Credit Party is involved in operations or knows of any facts, circumstances or conditions, including any Releases of Hazardous Materials, that would reasonably be expected to result in any Environmental Liabilities exceeding [redacted]; (vi) there is no Litigation arising under or related to any Environmental Laws, Environmental Permits or Hazardous Material that seeks damages, penalties, fines, costs or expenses in excess of [redacted] or injunctive relief against, or that alleges criminal misconduct by, any Credit Party; (vii) no Credit Party has knowledge of, nor has any Credit Party received written notice of any actual, pending or threatened investigations, claims, orders, suits, actions or proceedings regarding the breach of any Environmental Laws or the provisions of any Environmental Permits that could reasonably be expected to result in Environmental Liability exceeding [redacted]; and (viii) the Credit Parties have provided to Agent copies of all existing environmental reports, reviews and audits in their possession prepared by a third party, or pertaining to actual or potential Environmental Liabilities that would reasonably be expected to exceed [redacted], in each case relating to any Credit Party and prepared in the last three (3) years.

     (b) Each Credit Party hereby acknowledges and agrees that Agent (i) is not now, and has not ever been, in control of any of the Collateral or any Credit Party's affairs, and (ii) does not have the capacity through the provisions of the Loan Documents or otherwise to influence any Credit Party's conduct with respect to the ownership, operation or management of any of its Real Estate or compliance with Environmental Laws or Environmental Permits.

     3.17 Insurance.

          Disclosure Schedule 3.17 lists all insurance policies of any nature maintained, as of the Closing Date, for current occurrences by each Credit Party, as well as a summary of the terms of each such policy.

     3.18 Customer and Trade Relations.

          Except as set forth in Disclosure Schedule 3.18, as of the Closing Date, there exists no actual or, to the knowledge of any Credit Party, threatened termination or cancellation of, or any material adverse modification or change in: the business relationship of any Credit Party with any customer or group of customers whose purchases during the preceding 12 months caused them to be ranked among the ten (10) largest customers of such Credit Party; or the business relationship of any Credit Party with any supplier essential to its operations.

     3.19 Bonding Licenses.

          Except as set forth on Disclosure Schedule 3.19, as of the Closing Date, no Credit Party is a party to or bound by any surety bond agreement or bonding requirement with respect to products or services sold by it or any trademark, patent or industrial design license agreement with respect to products sold by it.

     3.20 Solvency.

          Both before and after giving effect to (a) the Loans to be made or incurred on the Closing Date or such other date as Loans requested hereunder are made or incurred, (b) the disbursement of the proceeds of such Loans pursuant to the instructions of Borrower, (c) the Refinancing and the consummation of the other Related Transactions and (d) the payment and accrual of all transaction costs in connection with the foregoing, the Credit Parties, taken as a whole, are and will be Solvent.

     3.21 Material Contracts.

          Except as disclosed on Disclosure Schedule 3.21, no Credit Party is in default under any provisions of any of the Material Contracts.

     3.22 Deposit Accounts

          Disclosure Schedule 3.22 lists all banks and other financial institutions at which any Credit Party maintains lock boxes, deposit and/or other accounts as of the Closing Date, including any disbursement accounts, and such Schedule correctly identifies the name, address and telephone number of each depository, the name in which the lock box or account is held, a description of the purpose of the lock box or account, and the complete lock box address or account number therefor.

     3.23 Timber Tenures

          Disclosure Schedule 3.23 lists all Timber Tenures (other than road permits, road use permits, licenses to cut, free use permits, special use permits and cutting permits) granted to or held by any Credit Party as of the Closing Date. The Timber Tenures comprise all the timber tenures as are essential for the due carrying on of each Credit Party's timber harvesting business in the manner in which such business is carried on, and each Timber Tenure and each applicable permit issued thereunder is in good standing and in full force and effect without material default in, or material non-compliance with, any of the terms, provisions or conditions thereof and all material rentals, stumpage, royalty and scale accounts and other taxes, assessments and costs arising under such Timber Tenures that are due and payable have been paid, except those being contested by a Credit Party in good faith and in compliance with Section 5.2(b).

     3.24 Non-Guarantor Subsidiaries

          As of the Closing Date:

     (a) [redacted] of the revenues of Borrower and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, are revenues of Borrower and the Guarantors (excluding revenues resulting from sales to Subsidiaries of Borrower that are not Guarantors);

     (b) [redacted] of the assets of Borrower and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, are assets of Borrower and the Guarantors; and

     (c) the only Subsidiaries of the Borrower that are not Guarantors are listed in Disclosure Schedule 3.24. None of the Timber Tenures nor the B.C. Private Timberlands nor any other asset or permit that is material to the operations of the Credit Parties is owned by any such Subsidiary.

4.   FINANCIAL STATEMENTS AND INFORMATION

     4.1  Reports and Notices.

          Each Credit Party hereby agrees that from and after the Closing Date and until the Termination Date, it shall deliver to Agent or to Agent and Lenders, as required, the Financial Statements, notices, Projections and other information at the times, to the Persons and in the manner set forth below:

     (a) Projections and Business Plan. To Agent and Lenders, no later than thirty (30) days prior to the commencement of each Fiscal Year, the Projections, together with the Borrower's business plan, for such Fiscal Year.

     (b) Monthly Financials. To Agent and Lenders, within 25 days after the end of each Fiscal Month, consolidated (i) unaudited balance sheets as of the close of such Fiscal Month and the related statements of income and cash flows for that portion of the Fiscal Year ending as of the close of such Fiscal Month;
(ii) unaudited statements of income and cash flows for such Fiscal Month, setting forth in comparative form the figures for the corresponding period in the prior year and, if such Fiscal Month is the last month of a fiscal quarter, the figures contained in the Projections for such Fiscal Year, all prepared in accordance with GAAP (subject to normal year-end adjustments); and (iii) an operating report with respect to Borrower prepared by management. Such financial information shall be accompanied by the certification of the Chief Financial Officer or of any other officer of Borrower approved by the Agent for such purpose (i) that such financial information presents fairly in accordance with GAAP (subject to normal year-end adjustments) the financial position and results of operations of Borrower and its Subsidiaries on a consolidated basis, as at the end of such Fiscal Month and for that portion of the Fiscal Year then ended (ii) that any other information presented is true, correct and complete in all material respects; (iii) that all current and special payments required to have been made pursuant to applicable law in respect of Canadian Pension Plans have been made; (iv) that there was no Default or Event of Default in existence as of such time or, if a Default or Event of Default shall have occurred and be continuing, describing the nature thereof and all efforts undertaken to cure such Default or Event of Default; and
(v) [redacted]. Such financial information shall also be accompanied by (A) a copy of the borrowing base certificate delivered by the Borrower to CIT for such Fiscal Month in connection with the CIT Facility, and (B) a statement in reasonable detail (each, a "COMPLIANCE CERTIFICATE") showing the calculations used in determining compliance with the Financial Covenant.

     (c) Annual Audited Financials. To Agent and Lenders, within 120 days after the end of each Fiscal Year, audited Financial Statements for Borrower and its Subsidiaries on a consolidated basis, consisting of balance sheets and statements of income and retained earnings and cash flows, setting forth in comparative form in each case the figures for the previous Fiscal Year, which Financial Statements shall be prepared in accordance with GAAP and certified without qualification, by an independent chartered accounting firm of national standing or otherwise acceptable to Agent. Such Financial Statements shall be accompanied by (i) a statement prepared in reasonable detail showing the calculations used in determining compliance with the Financial Covenant, (ii) copies of the annual letters to such accountants in connection with their audit examination detailing contingent liabilities and material litigation matters, and (iii) the certification of the Chief Executive Officer or the Chief Financial Officer that all such Financial Statements present fairly in accordance with GAAP the financial position, results of operations and statements of cash flows of Borrower and its Subsidiaries on a consolidated basis, as at the end of such Fiscal Year and for the period then ended, and that there was no Default or Event of Default in existence as of such time or, if a Default or Event of Default has occurred and is continuing, describing the nature thereof and all efforts undertaken to cure such Default or Event of Default.

     (d) Management Letters. To Agent and Lenders, within 10 Business Days after receipt thereof by any Credit Party, copies of all management letters, exception reports or similar letters or reports received by such Credit Party from its independent chartered accountants.

     (e) Default Notices. To Agent and Lenders, as soon as practicable, and in any event within 5 Business Days after an executive officer of Borrower has actual knowledge of the existence of any Default, Event of Default or other event which has had a Material Adverse Effect, telephonic notice specifying the nature of such Default or Event of Default or other event, including the anticipated effect thereof, which telephonic notice shall be promptly confirmed in writing on the next Business Day.

     (f) Supplemental Schedules. To Agent, supplemental disclosures, if any, required by Section 5.7.

     (g) Litigation. To Agent in writing, promptly upon learning thereof, notice of any Litigation commenced or threatened against any Credit Party that (i) seeks damages in excess of [redacted], (ii) seeks injunctive relief which has, or could reasonably be expected to have, a Material Adverse Effect, (iii) is asserted or instituted against any Canadian Pension Plan, its fiduciaries or its assets or against any Credit Party in connection with any Canadian Pension Plan that has, or could reasonably be expected to have, a cost to one or more of the Credit Parties in excess of [redacted] per annum in the aggregate, (iv) alleges criminal misconduct by any Credit Party, or (v) alleges the violation of any law regarding, or seeks remedies in connection with, any Environmental Liabilities in excess of [redacted].

     (h) Insurance Notices. To Agent, disclosure of material losses or casualties required by Section 5.4.

     (i) Lease Default Notices. To Agent, (i) within five (5) Business Days after receipt thereof, copies of any and all default notices received under or with respect to any leased location where material Collateral is located, and
(ii) such other notices or documents as Agent may reasonably request.

     (j) Other Documents. To Agent and Lenders, such other financial and other information respecting any Credit Party's business or financial condition as Agent or any Lender shall, from time to time, reasonably request.

5.   AFFIRMATIVE COVENANTS

     Each Credit Party agrees as to all Credit Parties that from and after the date hereof and until the Termination Date:

     5.1  Maintenance of Existence and Conduct of Business.

          Each Credit Party shall: (a) do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and its material rights and franchises; (b) subject to Project Mussel and changes resulting from the Acquisition, continue to conduct its business substantially as now conducted acting as a whole or as otherwise permitted hereunder; (c) subject to the permissions in Section 6.9 at all times maintain, preserve and protect all of its assets and properties used or useful in the conduct of its business, and keep the same in good repair, working order and condition in all material respects (taking into consideration ordinary wear and tear) and from time to time make, or cause to be made, all necessary or appropriate repairs, replacements and improvements thereto consistent with industry practices, except to those which are no longer useful in the conduct of the business activities.

     5.2  Payment of Charges.

          (a) Subject to Section 5.2(b), each Credit Party shall pay and discharge or cause to be paid and discharged promptly all Charges payable by it before any thereof shall become past due, including (i) Charges imposed upon it, its income and profits, or any of its property (real, personal or mixed) and all Charges with respect to Source Deduction obligations and employer obligations to its employees, (ii) lawful claims for labour, materials, supplies and services or otherwise, and (iii) all storage or rental charges payable to warehousemen and bailees, in each case, before any thereof shall become past due, except in the case of clause (ii) and (iii) where the failure to pay or discharge such Charges would not, or could not be reasonably be expected to, result in aggregate liabilities in excess of [redacted].

     (b) Each Credit Party may in good faith contest, by appropriate proceedings, the validity or amount of any Charges, Taxes or claims described in
Section 5.2(a); provided, that (i) adequate reserves with respect to such contest are maintained on the books of such Credit Party, in accordance with GAAP; (ii) no Lien shall arise or be imposed to secure payment of such Charges (other than payments to warehousemen and/or bailees) that is superior to any of the Liens securing payment of the Obligations (except where the failure to pay or discharge such Charges would not result in aggregate liabilities in excess of [redacted]) and such contest is maintained and prosecuted continuously and with diligence and operates to suspend collection or enforcement of such Charges,
(iii) none of the Collateral becomes subject to forfeiture or loss as a result of such contest, (iv) such Credit Party shall promptly pay or discharge such contested Charges, Taxes or claims and all additional charges, interest, penalties and expenses, if any, and shall deliver to Agent evidence reasonably acceptable to Agent of such compliance, payment or discharge, if such contest is terminated or discontinued adversely to such Credit Party or the conditions set forth in this Section 5.2(b) are no longer met; and (v) Agent has not advised Borrower in writing that Agent reasonably believes that non-payment or non-discharge thereof could have or result in a Material Adverse Effect.

     5.3  Books and Records.

          Each Credit Party shall keep adequate books and records with respect to its business activities in which proper entries, reflecting all financial transactions, are made in accordance with GAAP and on a basis consistent with the Financial Statements attached as Disclosure Schedule 3.4(a).

     5.4  Insurance; Damage to or Destruction of Collateral.

     (a) The Credit Parties shall, at their sole cost and expense, maintain the policies of insurance described on Disclosure Schedule 3.17 as in effect on the date hereof or otherwise in form and amounts and with insurers reasonably acceptable to Agent. Such policies of insurance (or the loss payable and additional insured endorsements delivered to Agent) shall contain provisions pursuant to which the insurer agrees to provide 15 days' prior written notice to Agent in the event of any (x) non-renewal, (y) cancellation or (z) material adverse amendment of any such insurance policy. By paying any premiums or other amounts that any Credit Party has failed to pay, Agent shall not be deemed to have waived any Default or Event of Default arising from any Credit Party's failure to maintain such insurance or pay any premiums therefor. All sums so disbursed, including legal fees, court costs and other charges related thereto, shall be payable on demand by Borrower to Agent and shall be additional Obligations hereunder secured by the Collateral. Borrower shall deliver to Agent a certificate, in form and substance satisfactory to Agent, acting reasonably, showing that, (a) endorsements to all "All Risk" insurance and business interruption insurance of each Credit Party, naming Agent, on behalf of Secured Parties, as first loss payee (subject to the prior claims of the Partnership, in respect of TFL 37), and, in the cases of such "All Risk" and business interruption insurance, containing the standard mortgage clause approved by the Insurance Bureau of Canada and (b) endorsements to all general liability and other liability policies naming Agent, on behalf of itself and Lenders, as additional insured. If any Credit Party at any time or times hereafter shall fail to obtain or maintain any of the policies of insurance required above or to pay all premiums relating thereto, Agent may at any time or times thereafter obtain and maintain such policies of insurance and pay such premiums and take any other action with respect thereto that Agent deems advisable. Agent shall have no obligation to obtain insurance for any Credit Party or pay any premiums therefor. If reasonably requested by Agent, each Credit Party shall deliver to Agent from time to time a certificate of insurance from a reputable insurance broker reasonably satisfactory to Agent, with respect to its insurance policies.

     (b) In the case of any fire, accident or other casualty causing loss or damage to any properties of any Credit Party (except in the case where such loss or damage exceeds [redacted], referred to herein as a "MATERIAL LOSS") all proceeds of such policies shall be used within 12 months to repair or replace any such damaged properties, and otherwise shall be used as directed by Agent to prepay the Loans in accordance with Section 1.2(d). An amount equal to the net proceeds of any insurance required to be maintained pursuant to this Section 5.4(b) received by any Credit Party on account of each separate loss, damage or injury to any part of the Collateral shall be applied (or to the extent Agent or the Lenders are loss payees under any insurance policy, Agent is hereby irrevocably directed to apply such net proceeds) in accordance with Section 1.2(d), unless such proceeds, or an amount not less than such proceeds, have been used by the Credit Party for the replacement, repair, restoration or rebuilding of the Collateral (with materials and workmanship of substantially the same quality as existed before the loss, damage or destruction such property) within 12 months of receipt of such net proceeds and, if requested, the Credit Party shall have furnished to Agent evidence reasonably satisfactory to Agent of such expenditure or commitment and confirmed in a manner reasonably satisfactory to Agent that such proceeds are subject to a Lien in favour of the Lender. Notwithstanding the foregoing, at the request of the Agent, the net proceeds of any insurance received by any Credit Party in the case of a Material Loss in respect of properties other than TFL 37 and the net proceeds of any insurance received by any Credit Party after the occurrence of any Default or Event of Default that is continuing (other than insurance proceeds received in respect of properties comprising TFL 37) shall be applied (or to the extent Agent or the Lenders are loss payees under any insurance policy, Agent is hereby irrevocably directed to apply such net proceeds) in accordance with Section 1.2(d).

     5.5  Maintain Liens in favour of Agent and Secured Parties.

     (a) Borrower and each Credit Party shall at all times maintain the Liens granted in favour of Agent (for the benefit of itself and the other Secured Parties) pursuant to the Collateral Documents as valid and perfected first priority security interests in the Collateral, except as otherwise stated in
Section 2.1(d) and subject to Permitted Encumbrances.

     (b) The Borrower and each Credit Party shall at all times maintain the Working Capital Reserve Account as a segregated cash collateral account and, without limiting the generality of their obligations pursuant to Section 5.5(a), shall at all times maintain the Liens granted over such account in favour of Agent (for the benefit of itself and the other Secured Parties) as valid and perfected first priority security interests.

     (c) Each Credit Party agrees that it shall, and shall cause each other Credit Party to, at such Credit Party's expense, cause each Material Subsidiary established, formed or acquired by it after the date hereof including pursuant to the Acquisition and Project Mussel (if applicable), to, as a condition to their formation or acquisition, (A) enter into an unlimited guarantee in favour of the Agent of the obligations of the Borrower to the Agent and the Lenders under the Loan Documents, (B) grant to the Agent pursuant to a Debenture, a Pledge Agreement and other Collateral Documents the first-ranking Liens, subject to the Permitted Encumbrances, contemplated by this Agreement as collateral security for its obligations under such guarantee, and
(C) adopt this Agreement by executing an agreement in form and substance reasonably satisfactory to Agent so as to be bound by all of the terms applicable to Guarantors under this Agreement as if it had executed this Agreement as a Guarantor. Prior to the establishment, formation or acquisition of any Material Subsidiary and prior to the completion of the acquisition of TFL 37 pursuant to Project Mussel, the Borrower shall certify to the Agent in writing that (A) the representations and warranties contained in the Loan Documents are true and correct in all material respects as of the date of establishment, formation or acquisition of any such Material Subsidiary or the date of completion of the acquisition of TFL 37 pursuant to Project Mussel, as applicable, (in each case without regard to any date limitations contained herein) and shall be true and correct in all material respects after giving effect to the establishment, formation or acquisition (in each case as may relate to the new Subsidiary) or Project Mussel, as the case may be, provided that in connection with any such certification, the Borrower shall be permitted to update the Disclosure Schedules provided that no matters so disclosed would reasonably be expected to have a Material Adverse Effect, and (B) no Default or Event of Default has occurred and is continuing or would result or could reasonably be expected to result after giving effect to the establishment, formation or acquisition of each such Material Subsidiary or Project Mussel, as the case may be. Each Credit Party agrees that it shall, and shall cause each other Credit Party to, also deliver or caused to be delivered to the Agent: (i) a certified copy of (x) the charter documents and by -laws of such Subsidiary,
(y) the resolutions of the board of directors of such Subsidiary approving the entering into of the guarantee and all Collateral Documents to which it is a party and the completion of all transactions contemplated thereunder, and (z) all other instruments evidencing necessary corporate action of such Subsidiary and of any required authorization with respect to such matters; (ii) a certificate of status, compliance, good standing or like certificate with respect to such Subsidiary issued by appropriate Governmental Authority of the jurisdiction of its incorporation; (iii) a pledge of, and share certificates representing, all the issued and outstanding shares of such Subsidiary, together with a power of attorney delivered in blank to the Agent, executed by the holders of all shares evidenced by such certificates; (iv) a certificate of the secretary or an assistant secretary of such Subsidiary certifying the names and true signatures of its officers authorized to sign the guarantee and Collateral Documents to which it is a party; (v) evidence of registration in the necessary jurisdictions of the Liens created by the Collateral Documents executed by such Subsidiary; (vi) an opinion of counsel to such Subsidiary in the jurisdiction of its incorporation and in each jurisdiction specified by Agent, in form and substance reasonably acceptable to Agent, as is relevant to confirm the validity and perfection of the Liens created by the Collateral Documents executed by such Subsidiary; and (vii) such other supporting documents as Agent may reasonably require. Each Credit Party shall use commercially reasonably efforts to obtain, to the extent required, consents from all counterparties to any new Material Contract to the granting of security interests over such Material Contract by the Credit Parties.

     (d) Following execution and delivery of all documentation contemplated by
Section 5.5(c), such Material Subsidiary shall be deemed to be a Credit Party for purposes of this Agreement, and the guarantee and Collateral Documents entered into by such Material Subsidiary shall be considered Loan Documents for purposes of this Agreement.

     (e) Evidence of the Liens created by the Collateral Documents shall, at Borrower's expense, be registered, filed or recorded in all offices in such jurisdictions as Agent may from time reasonably require where such registration, filing or recording is, in the opinion of Agent, necessary or desirable for the creation, perfection or preservation of the security interest created in such Collateral, including at any land registry, land title or similar office. Each Credit Party agrees that Agent shall have the right to reasonably require that any Collateral Documents and/or registrations made in respect thereof be amended or supplemented from time to time to reflect any changes in laws and regulations governing the creation, perfection or preservation of Liens, whether arising as a result of statutory amendments, court decisions or otherwise, or registration requirements of any jurisdiction applicable to the Collateral, in order to grant to Agent (for the benefit of itself and the other Secured Parties) the Liens intended to be created and perfected thereby. In addition, each Credit Party shall, from time to time, upon request of Agent, execute and deliver all such further instruments of assignment, transfer, mortgage, pledge or charge as Agent may reasonably request in order to grant Agent (for the benefit of itself and the other Secured Parties) valid Liens intended to be created and perfected thereby.

     (f) Borrower shall ensure that, except as hereinafter provided in this
Section 5.5(f), the Liens granted to the Agent (for and on behalf of itself and the other Secured Parties) are at all times valid and perfected first priority Liens in the Collateral, subject only to Permitted Encumbrances. Agent and each of the other Secured Parties acknowledge and agree that the Liens granted to them pursuant to the Collateral Documents shall be subject to (i) a first priority Lien in favour of CIT over the ABL Priority Collateral (as defined in the Intercreditor Agreement) as security for the CIT Obligations, (ii) in the event the Acquisition is completed, a first priority Lien in favour of CIT over the inventory and accounts receivable of Cascadia and its Subsidiaries as security for Cascadia's working capital Indebtedness, (iii) in the event of the acquisition of TFL 37 resulting from the successful closing of Project Mussel, a first priority Lien in TFL 37 in favour of the Partnership, and (iv) a Lien in favour of Island Timberlands GP Ltd. over the property and assets of Cascadia and its Subsidiaries, subject to the subordination agreement referred to in
Section 2.1(v). Agent will enter into an agreement in favour of MB Paper Limited, which is acceptable to MB Paper Limited, or would have been acceptable to MB Paper Limited were it to act reasonably, with respect to any restrictions contained in Section 13.3 of the Chip and Log Supply Agreement between MacMillan Bloedel Limited and MB Paper Limited dated June 8, 1998 (as specified in Disclosure Schedule 6.17) relating to the granting of Liens over certain tenures referred to in such agreement and/or over the agreement itself.

     5.6  Compliance with Laws.

     (a) General. Each Credit Party shall comply with all federal, provincial and local laws and regulations applicable to it, those relating to employment and labour matters, and Environmental Laws and Environmental Permits, in all material respects.

     (b) Canadian Pension Plans and Benefit Plans.

          (i) For each existing, or hereafter adopted, Canadian Pension Plan and Canadian Benefit Plan, each Credit Party shall in a timely fashion comply with and perform in all material respects all of its obligations under and in respect of such Canadian Pension Plan or Canadian Benefit Plan, including under any funding agreements and all applicable laws (including any fiduciary, funding, investment and administration obligations).

          (ii) All employer or employee payments, contributions or premiums required to be remitted, paid to or in respect of each Canadian Pension Plan or Canadian Benefit Plan shall be paid or remitted by each Credit Party in a timely fashion in accordance with the terms thereof, any funding agreements and all applicable laws, in all material respects.

          (iii) Borrower shall deliver to Agent (i) if requested by Agent, copies of each annual and other return, report or valuation with respect to each Canadian Pension Plan as filed with any applicable Governmental Authority; (ii) promptly after receipt thereof, a copy of any material direction, order, notice, ruling or opinion that any Credit Party may receive from any applicable Governmental Authority with respect to any Canadian Pension Plan; and (iii) notification within 30 days of any increases (other than as a result of the Acquisition or the closing of Project Mussel) having a cost to one or more of the Credit Parties in excess of [redacted] in the aggregate, in the benefits of any existing Canadian Pension Plan or Canadian Benefit Plan, or the establishment of any new Canadian Pension Plan or Canadian Benefit Plan, or the commencement of contributions to any such plan to which any Credit Party was not previously required to contribute.

          (iv) Each Credit Party shall make all contributions required to be made by any of them to any Multi-Employer Benefit Plans or any Multi-Employer Pension Plans, in each case in a timely fashion.

     5.7  Supplemental Disclosure.

          From time to time as may be reasonably requested by Agent (which request will not be made more frequently than once each fiscal year absent the occurrence and continuance of an Event of Default) or at Credit Parties' election, the Credit Parties shall supplement each Disclosure Schedule hereto, or any schedule to or in any other Loan Document, with respect to any matter hereafter arising that, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or as an exception to a representation or that is necessary to correct any information in such Disclosure Schedule or representation which has been rendered inaccurate thereby (and, in the case of any supplements to any Disclosure Schedule, such Disclosure Schedule shall be appropriately marked to show the changes made therein); PROVIDED that (a) no such supplement to any such Disclosure Schedule or representation shall be, or be deemed to be, a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by Agent and Requisite Lenders in writing, and (b) no supplement shall be required or permitted as to representations and warranties that relate solely to the Closing Date. This Section 5.7 shall not apply to the bringdown of representations and warranties pursuant to Section 5.5(c) in connection with the establishment, formation or acquisition of new Material Subsidiaries, or the completion of the acquisition of TFL 37 pursuant to Project Mussel.

     5.8  Intellectual Property.

          Subject to existing claims as disclosed on Disclosure Schedule 3.14, each Credit Party will conduct its business and affairs without intentional or material infringement of or intentional or material interference with any intellectual property of any other Person in any material respect and shall comply in all material respects with the terms of any licenses in respect of Intellectual Property.

     5.9  Environmental Matters.

          Each Credit Party shall and shall cause each Person within its control to: (a) conduct its operations and keep and maintain its Real Estate in compliance with all Environmental Laws in all material respects; (b) implement any and all investigation, remediation, removal and response actions that are necessary to comply in all material respects with Environmental Laws and Environmental Permits pertaining to the presence, generation, treatment, storage, use, disposal, transportation or Release of any Hazardous Material on, at, in, into, under, above, to, from or about any of its Real Estate; (c) notify Agent promptly after such Credit Party becomes aware of any violation of Environmental Laws or Environmental Permits or any Release on, at, in, under, above, to, from or about any Real Estate or of any order or intention to issue an order under any Environmental Laws that is reasonably likely to result in Environmental Liabilities in excess of [redacted]; and (d) promptly forward to Agent a copy of any order, notice, request for information or any communication or report received by such Credit Party in connection with any such violation, Release or order or any other matter relating to any Environmental Laws or Environmental Permits, whether or not any Governmental Authority has taken or threatened any action in connection with any such violation, Release, order or other matter, that results, or would reasonably be expected to result, in Environmental Liabilities in excess of [redacted]. If Agent at any time has a reasonable basis to believe that there may be a violation of any Environmental Laws or Environmental Permits by any Credit Party or any Environmental Liability arising thereunder, or a Release of Hazardous Materials on, at, in, under, above, to, from or about any of its Real Estate or of the issuance or threat to issue any order under Environmental Laws, that, in each case, has, or would reasonably be expected to have, a Material Adverse Effect, then each Credit Party shall, upon Agent's written request (i) cause the performance of such environmental investigation including, if required, subsurface sampling of soil and groundwater, and preparation of such environmental reports, at Borrower's expense, as Agent may from time to time reasonably request, which shall be conducted by reputable environmental consulting firms reasonably acceptable to Agent and shall be in form and substance reasonably acceptable to Agent, and
(ii) permit Agent or its representatives to have access to all Real Estate for the purpose of conducting such environmental audits and testing as Agent deems appropriate, including subsurface sampling of soil and groundwater. Borrower shall reimburse Agent for the costs of such audits and tests and the same will constitute a part of the Obligations secured hereunder.

     5.10 Landlords' Agreements, Mortgagee Agreements, Bailee Letters and Real Estate Purchases.

          Each Credit Party shall use commercially reasonable efforts to obtain and deliver to Agent, on behalf of Lenders, at or prior to the completion of the Acquisition, a landlord's agreement from the lessor of each material leased property where material Collateral is stored or located (other than for any material leased property where the material Collateral stored or located consists solely of inventory), which agreement shall be reasonably satisfactory in form and substance to the Agent. Each Credit Party shall timely pay and perform its material obligations under all material leases and other agreements with respect to each leased location or public warehouse where any material Collateral is or may be located. To the extent permitted hereunder, if any Credit Party proposes to acquire a fee ownership interest in Real Estate after the Closing Date, it shall first provide to Agent a mortgage, debenture, deed of trust or similar document granting Agent a first priority Lien on such Real Estate, (subject only to Permitted Encumbrances) together with, if reasonably requested by Agent, environmental audits, mortgage title insurance commitment, as the case may be, real property survey, local counsel opinion(s), supplemental casualty insurance and flood insurance, and such other documents, instruments or agreements reasonably requested by Agent, in each case, in form and substance reasonably satisfactory to Agent.

     5.11 Third Party Documents.

     (a) Each Credit Party shall use reasonable efforts to obtain a reliance letter from the author(s) of each environmental report, review or audit delivered to Agent pursuant to Section 2.1(p) that is prepared by a third party in the last three (3) years, which letter shall be reasonably satisfactory in form and substance to the Agent, and deliver each such letter to Agent, on behalf of Lenders, on or prior to the Closing Date, or as soon as practicable thereafter if, despite using reasonably efforts, any such letter is not obtained by the Credit Parties on or prior to the Closing Date.

     (b) Each Credit Party shall use commercially reasonably efforts to obtain, to the extent required, consents from the other parties to the Material Contracts listed in Schedule 6.17 to the granting of security interests over such Material Contracts by the Credit Parties, which consents shall each be in form and substance satisfactory to the Agent, acting reasonably, and deliver such consents to Agent, on behalf of Lenders, on or prior to the Closing Date or as soon as practicable thereafter if, despite using commercially reasonably efforts, any such consent is not obtained by the Credit Parties on or prior to the Closing Date.

     (c) Each Credit Party shall provide to the Agent, upon the reasonable request of the Agent, any current as-built surveys, zoning letters and certificates of occupancy for the Real Estate, in each case, reasonably satisfactory in form and substance to Agent, in its sole discretion.

     5.12 Further Assurances.

          Each Credit Party agrees that it shall, and shall cause each other Credit Party to, at such Credit Party's expense and upon the reasonable request of Agent, duly execute and deliver, or cause to be duly executed and delivered, to Agent such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of Agent to carry out more effectively the provisions and purposes of this Agreement and each Loan Document.

     5.13 Working Capital Reserve Account.

          Borrower shall use any proceeds deposited in the Working Capital Reserve Account in accordance with the terms of this Agreement solely for the purpose of financing Borrower's ordinary working capital requirements including, but not limited to, interest payments, capital expenditures and other general corporate purposes. Borrower agrees to grant Agent (for the benefit of itself and the other Secured Parties) a first priority Lien in the Working Capital Reserve Account and all monies deposited therein as a condition to Lender's agreement to permit deposits to such account from proceeds of asset dispositions or from Stock or Indebtedness issued or incurred by any Credit Party in accordance with Section 1.2 hereof.

     5.14 Maintenance of Timber Tenures

          Each Credit Party will maintain in good standing and not be in material breach of any of its Timber Tenures (subject to expiry or surrender of any Timber Tenures in the ordinary course) and will forthwith upon receipt thereof, deliver to the Agent a copy of any notice from a Governmental Authority cancelling, suspending, or purporting to cancel or suspend, any of its Timber Tenures (other than road permits, road use permits, licenses to cut, free use permits, special use permits and cutting permits), or materially reducing, materially impairing or purporting to materially reduce or materially impair the rights of any Credit Party pursuant to any of its Timber Tenures (other than road permits, road use permits, licenses to cut, free use permits, special use permits and cutting permits).

     5.15 Non-Guarantor Subsidiaries

     (a) If at the end of any Fiscal Quarter of Borrower, the representations contained in Section 3.24 above (without regard to the date limitation contained therein) are not true and correct as of the end of such Fiscal Quarter, based, in the case of revenues, on Borrower's consolidated financial statements for the Fiscal Year to date and, in the case of assets, on Borrower's consolidated balance sheet at such Fiscal Quarter, Borrower agrees that it shall, and shall cause each other Credit Party to, cause one or more Subsidiaries of Borrower (each, an "ADDITIONAL GUARANTOR") to become a Guarantor by delivering the documents referred to in Section 5.5(c) as if such Subsidiary had been acquired or established such that taking into account the assets and revenues of such Additional Guarantor(s) as Guarantor(s), the representations contained in
Section 3.24 would have been true and correct as of the end of such Fiscal Quarter. Borrower shall, and shall cause each other Credit Party to, at Borrower's expense, cause each Additional Guarantor, to comply with Section 5.5 as soon as practicable and in any event within 30 Business Days following the delivery or filing of the financial information required to be delivered or filed in respect of such Fiscal Quarter.

     (b) Following execution and delivery of all documentation contemplated by
Section 5.15(a), such Additional Guarantor shall be deemed to be a Credit Party for purposes of this Agreement, and the guarantee and Collateral Documents entered into by such Additional Guarantor shall be considered Loan Documents for purposes of this Agreement.

6.   NEGATIVE COVENANTS

     Each Credit Party agrees as to all such Credit Parties that from and after the date hereof until the Termination Date:

     6.1  Amalgamations, Mergers Subsidiaries, Etc.

          No Credit Party shall directly or indirectly, by operation of law or otherwise, amalgamate or merge with, consolidate with, acquire all or substantially all of the assets or Stock of, or otherwise combine with or acquire, any Person, except that any Credit Party or any non- Material Subsidiary is permitted to be wound-up into or amalgamated or merged with, acquire all of the assets of Stock of, or otherwise combine with or acquire, any other Credit Party, PROVIDED THAT upon the completion of any such transaction, no Default or Event of Default shall have occurred or result therefrom, and PROVIDED FURTHER THAT in the case of any such transaction with a non-Material Subsidiary, Agent shall have received evidence acceptable to it, acting reasonably, that such non-Material Subsidiary does not, immediately prior to entering into such transaction, have any material actual or contingent indebtedness or liabilities, and the transaction shall not result in any Credit Party having or otherwise incurring any material actual or contingent indebtedness or liabilities.

     6.2  Change in Corporate Structure.

          No Credit Party shall directly or indirectly, by operation of law or otherwise, permit any material changes to the corporate structure of the Credit Parties' corporate group, including, but not limited to, the creation of new Subsidiaries except in compliance with the terms and conditions of this Agreement, other than the acquisition by the Borrower of Cascadia in accordance with the Acquisition Agreement and the subsequent merger of the Borrower or a Material Subsidiary of Borrower with Cascadia, provided that the Agent and the Lenders shall have obtained and been granted a first priority security interest and charge over the merged entity subject only to Permitted Encumbrances, including a charge created by the Island Documents as a Lien over such merged entity or as otherwise provided or acknowledged in Section 5.5(f), subject to the subordination agreement referred to in 2.1(v).

     6.3  Investments; Loans and Advances.

          Except as otherwise expressly permitted by this Section 6.3, no Credit Party nor any subsidiary of a Credit Party shall make or permit to exist any investment in, or make, accrue or permit to exist loans or advances of money to, any Person, through the direct or indirect lending of money, holding of securities or otherwise, except that each Credit Party may maintain (i) its existing investments in its Subsidiaries and the existing investments disclosed in Disclosure Schedule 6.3, in each case as of the Closing Date; (ii) the investments that result from the Acquisition; (iii) investments in Cash Equivalents; (iv) investments in another Credit Party; (v) investments in Cascadia or its Subsidiaries that are Guarantors constituting "Permitted Indebtedness" pursuant to the Island Documents and to which the Lien constituted by the Island Documents is subordinated; (vi) investments in assets (but without any assumption of liabilities or other Indebtedness) solely in exchange for capital stock of the Borrower; and (vii) investments in securities of trade creditors or customers received in settlement of obligations that arose in the ordinary course of business pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

     6.4  Indebtedness.

     (a) No Credit Party nor any Subsidiary of a Credit Party shall create, incur, assume or permit to exist any Indebtedness, except (without duplication)
(i) Indebtedness secured by
purchase money security interests and Capital Leases permitted in clause (j) of the definition of Permitted Encumbrances, (ii) the Loans and the other Obligations, (iii) Indebtedness incurred or assumed in connection with Project Mussel, the Acquisition (pursuant to the Acquisition Agreement) and the Island Documents described in Disclosure Schedule 6.4, (iv) the CIT Obligations and refinancings, amendments, modifications or replacements thereof that do not have the effect of increasing the principal amount thereof or changing the amortization thereof (other than to extend the same) and that do not provide any additional Liens for such Indebtedness, (v) Indebtedness under letters of credit or letters of guarantee, provided that the sum of any such Indebtedness, other than any Indebtedness under letters of credit or letters of guarantee described in Disclosure Schedule 6.4, shall not at any time exceed [redacted], and (vi) Indebtedness consisting of loans and advances made by one Credit Party to another Credit Party as contemplated by Section 6.3, provided that any notes or instruments evidencing the Indebtedness described in this clause (vi) shall be non-negotiable, (vii) Indebtedness consisting of interest rate, currency or commodity price agreements designed to protect against fluctuations in interest rates or currency exchange rates or against currency exchange rate or commodity price fluctuations, (viii) Indebtedness for bonds issued by a Credit Party to the United States Department of Commerce with respect to the payment of duties on imports of softwood lumber into the United States, (ix) upon the closing of the Acquisition, Indebtedness for a working capital facility in the principal amount approved by the Agent for MacMillan Bloedel Kabushaki Kaisha Ltd., a Japanese subsidiary of Cascadia and (x) Indebtedness of the Credit Parties in an aggregate principal amount not to exceed any time outstanding [redacted] provided that any such Indebtedness is unsecured, is expressly subordinated to the prior indefeasible payment in full of all of the Obligations and is subject to a standstill until the Termination Date pursuant to a subordination agreement in form and substance acceptable to the Agent and the Lenders, in their sole discretion, provided that (A) no cash payments are permitted on such Indebtedness prior to the Termination Date; (B) the Borrower's pro forma debt service coverage, after giving effect to the Indebtedness, is acceptable to the Agent and Lenders in their sole discretion; (C) the maturity date of such Indebtedness is later than the maturity date of the Loans; and (D) such Indebtedness is otherwise on terms and conditions acceptable to the Agent and the Lenders, in their sole discretion;

     (b) No Credit Party shall, directly or indirectly, voluntarily purchase, redeem, defease or prepay any principal of, premium, if any, interest or other amount payable in respect of any Indebtedness, other than (i) the Obligations;
(ii) purchase money Indebtedness that is a Permitted Encumbrance, (iii) Indebtedness secured by a Permitted Encumbrance if the asset securing such Indebtedness has been sold or otherwise disposed of in accordance with Section 6.9(b); (iv) the CIT Obligations in accordance with and subject to the terms of the Intercreditor Agreement, and (v) Indebtedness consisting of commodity purchase or option agreements or other commodity price hedging arrangements in the ordinary course of business.

     6.5  Employee Loans and Affiliate Transactions.

     (a) No Credit Party shall enter into or be a party to any transaction with any Affiliate of any Credit Party except (i) where such Affiliate is also a Credit Party; (ii) in the ordinary course of and pursuant to the reasonable requirements of such Credit Party's business and upon fair and reasonable terms (including credit terms) that are no less favourable to such Credit Party than would be obtained in a comparable arm's length transaction with a Person not an Affiliate of such Credit Party; and (iii) all transactions with Affiliates of a Credit Party existing as of the Closing Date described in Disclosure Schedule 6.5.

     (b) No Credit Party shall enter into any lending or borrowing transaction with any employees of any Credit Party, other than those in the ordinary course of its business but provided (A) that such ordinary course lending or borrowing transactions shall not exceed [redacted].

     6.6  Capital Structure and Business.

          No Credit Party shall amend its constating documents, by-laws, partnership agreement or operating agreement, as applicable, in a material manner or in a manner that would, or could reasonably be expected to, materially adversely affect Agent or Lenders or such Credit Party's duty or ability to repay the Obligations, except in compliance with the Acquisition Agreement or the Rights Offering. No Credit Party shall engage in any business other than the Business currently engaged in by it or businesses reasonably related thereto.

     6.7  Guaranteed Indebtedness.

          No Credit Party nor any Subsidiary of a Credit Party shall create, incur, assume or permit to exist any Guaranteed Indebtedness except (a) the Guarantees, (b) by endorsement of instruments or items of payment for deposit to the general account of any Credit Party, (c) for Guaranteed Indebtedness incurred for the benefit of any other Credit Party, if the primary obligation is expressly permitted by this Agreement, (d) Guaranteed Indebtedness existing as of the Closing Date described in Disclosure Schedule 6.7, and (e) the guarantee of the Island Documents by Borrower, subject to the subordination agreement referred to in Section 2.1(v).

     6.8  Liens.

          No Credit Party nor any Subsidiary of a Credit Party shall create, incur, assume or permit to exist any Lien on or with respect to any of its properties or assets (whether now owned or hereafter acquired) except for the Lien on TFL 37 in favour of the Partnership, in the event that Project Mussel is completed, and Permitted Encumbrances (including, for greater certainty, Permitted Encumbrances in respect of the CIT Obligations but subject to the terms of the Intercreditor Agreement). In addition, no Credit Party shall become a party to any agreement, note, indenture or instrument, or take any other action, that would prohibit the creation of a Lien on any of its properties or other assets in favour of Agent, on behalf of Secured Parties of, as additional collateral for the Obligations, except operating leases, Capital Leases or licenses which prohibit Liens upon the assets that are subject thereto.

     6.9  Sale/Purchase of Stock and Assets.

          (a) No Credit Party shall sell, transfer, convey, assign or otherwise dispose of any of its properties or other assets, including the Stock of any of its Subsidiaries (whether in a public or a private offering or otherwise) or any of its accounts receivable, other than: (i) the sale of assets in the ordinary course of business; (ii) the collection, liquidation or disposition of accounts receivable in the ordinary course of business; (iii) as disclosed on Disclosure
Schedule 6.9(a); (iv) the sale or other disposition by a Credit Party of Equipment or Fixtures or Real Estate that are obsolete or no longer used or useful in such Credit Party's business and having a book value, not exceeding [redacted]; (v) the sale of the B.C. Private Timberlands in accordance with the Divestiture Plan, the sale of assets pursuant to Project Mussel, the sale of assets at Cascadia's Island Phoenix division, a leased sawmill facility near Nanaimo, British Columbia, and the sale of Silvertree assets and Silvertree; (vi) [redacted]; (vii) sales or other dispositions not exceeding [redacted]; or (viii) sales between Credit Parties, PROVIDED THAT in each case, no Default or Event of Default has occurred and is continuing, the net proceeds of any such aforementioned sale or disposition (other than any sale or disposition pursuant to clause (viii)) are applied to the Loans in accordance with Section 1.2(b), and other than any sale pursuant to clause (vi) or clause
(viii), the sale is effected at fair market value for cash or Cash Equivalents.

     (b) No Credit Party shall acquire any property or assets other than (i) the acquisition of inventory and/or other property and assets in the ordinary course of business (ii) the Acquisition, or (iii) the acquisition of property or assets in the course of completing the Project Mussel transaction.

     6.10 Pensions and Benefit Plans.

          No Credit Party shall permit its unfunded Canadian Benefit Plans or Canadian Pension Plans to remain unfunded other than in accordance with applicable law.

     6.11 Financial Covenant.

          [redacted]

     6.12 Hazardous Materials.

          No Credit Party shall cause or permit a Release of any Hazardous Material on, at, in, under, above, to, or from any of the Real Estate where such Release would (a) violate in any material respect, or form the basis for any material Environmental Liabilities under, any Environmental Laws or Environmental Permits or (b) otherwise materially adversely impact the value or marketability of any of the Real Estate or any of the Collateral.

     6.13 Sale-Leasebacks.

          No Credit Party shall engage in any sale-leaseback, synthetic lease or similar transaction involving any of its assets, other than any such transaction: (A) that yields gross proceeds not exceeding [redacted]; (B) where all of the gross proceeds are deposited into the Working Capital Reserve Account; and (C) that is effected on fair market value terms and conditions.

     6.14 Restricted Payments.

          No Credit Party shall make any Restricted Payment, except (a) intercompany loans and advances between Credit Parties to the extent permitted by this Agreement; and (b) dividends and distributions by one Credit Party to another Credit Party; and (c) employee loans permitted by Section 6.5.

     6.15 Change of Corporate Name or Location; Change of Fiscal Year.

          No Credit Party shall (a) change its incorporated name, or if not a corporation, its name as it appears in official filings in the jurisdiction of its organization, (b) except as disclosed in Disclosure Schedule 3.2, change its chief executive office or principal place of business, corporate offices, warehouses or locations owned by any Credit Party at which Collateral is held or stored, or warehouses or locations leased, subleased or used by any Credit Party at which material Collateral is held or stored, or the location of its records concerning the Collateral, (c) change the type of entity that it is, (d) change its jurisdiction of incorporation or organization, (e) transact business in a corporate or trade name not set out in Disclosure Schedule 3.2, in each case without at least 30 days' prior written notice to Agent and after any reasonable action requested by Agent in connection therewith, including to continue the perfection, of any Liens in favour of Agent, on behalf of Secured Parties, in any Collateral, has been completed or taken, PROVIDED THAT with respect to paragraphs (b) and (d), any such new location shall be in Canada (other than such locations leased, subleased or used by any Credit Party at which the Collateral held or stored consists solely of Inventory). No Credit Party shall change its Fiscal Year.

     6.16 No Impairment of Intercompany Transfers.

          No Credit Party shall directly or indirectly enter into or become bound by any agreement, instrument, indenture or other obligation (other than this Agreement and the other Loan Documents) that could directly or indirectly restrict, prohibit or require the consent of any Person with respect to the payment of dividends or distributions or the making or repayment of intercompany loans by a Subsidiary of Borrower to Borrower, except for the existing restriction set out in the Island Documents, as such restriction may be amended as contemplated by the Acquisition Agreement or in such other manner more favourable to Borrower.

     6.17 Changes Relating to Material Contracts.

          Except with the prior written consent of the Agent, which shall not be unreasonably withheld, no Credit Party shall change, amend or waive the terms of the Material Contracts set forth in Disclosure Schedule 6.17, as updated from time to time in any material respect.

     6.18 Derivative Agreements.

          Except as consented to by Agent, no Credit Party shall enter into any Derivative Agreements for speculative purposes nor for any purpose other than for hedging purposes.

     6.19 Amendment to Timber Tenures.

          Without the prior written consent of Agent, no Credit Party will surrender, terminate or make application to amend in any materially adverse way any Timber Tenure, other than ordinary course surrenders or amendments of road permits, road use permits, licenses to cut, free use permits, special use permits and cutting permits.

7.   TERM

     7.1  Termination.

          The financing arrangements contemplated hereby shall be in effect until the Commitment Termination Date for the applicable Loan, and the applicable Loan and all other Obligations shall be automatically due and payable in full on such date.

     7.2  Survival of Obligations Upon Termination of Financing Arrangements.

          Except as otherwise expressly provided for in the Loan Documents, no termination or cancellation (regardless of cause or procedure) of any financing arrangement under this Agreement shall in any way affect or impair the obligations, duties and liabilities of the Credit Parties or the rights of Agent and Lenders relating to any unpaid portion of the Loans or any other Obligations, due or not due, liquidated, contingent or unliquidated or any transaction or event occurring prior to such termination, or any transaction or event, the performance of which is required after the applicable Commitment Termination Date. Except as otherwise expressly provided herein or in any other Loan Document, all undertakings, agreements, covenants, warranties and representations of or binding upon the Credit Parties, and all rights of Agent and the other Secured Parties, all as contained in the Loan Documents, shall not terminate or expire, but rather shall survive any such termination or cancellation and shall continue in full force and effect until the Termination Date; PROVIDED THAT the payment obligations under Sections 1.11 and 1.12, and the indemnities contained in the Loan Documents shall survive the Termination Date.

8.   EVENTS OF DEFAULT; RIGHTS AND REMEDIES

     8.1  Events of Default.

          The occurrence of any one or more of the following events (regardless of the reason therefor) shall constitute an "Event of Default" hereunder:

     (a) Any Credit Party (i) fails to make any payment of principal owing in respect of, the Loans or any of the other Obligations within one (1) Business Day when due and payable, (ii) fails to make any payment of interest or Fees owing in respect of the Loans within three (3) Business Days from its due date, or (iii) fails to pay or reimburse Agent or Lenders for any expense reimbursable hereunder or under any other Loan Document within 10 days following Agent's written demand accompanied by documentary evidence supporting such demand for such reimbursement or payment of expenses.

     (b) Any Credit Party fails or neglects to perform, keep or observe any of the provisions of Section 1.3.

     (c) Borrower fails or neglects to perform, keep or observe any of the provisions of Sections 4.1, 5.4(a) or 5.4(b) and the same, if capable of being remedied, shall remain unremedied for 10 Business Days or more.

     (d) Any Credit Party fails or neglects to perform, keep or observe any other provision of this Agreement or of any of the other Loan Documents (other than any provision embodied in or covered by any other clause of this Section 8.1) and the same, if capable of being remedied, shall remain unremedied for 30 days or more.

     (e) A default or breach shall occur under any other agreement, document or instrument to which any Credit Party is a party that is not cured within any applicable grace period therefore (other than a breach or default underlying the Permitted TFL 37 Enforcement), and such default or breach (i) involves the failure to make any payment when due in respect of any Indebtedness or Guaranteed Indebtedness (other than the Obligations) of any Credit Party in excess of [redacted] in the aggregate (including (x) undrawn committed or available amounts and (y) amounts owing to all creditors under any combined or syndicated credit arrangements), or (ii) causes (pursuant to acceleration clauses, upon demand or other action by the debtholder, or otherwise) Indebtedness or Guaranteed Indebtedness or a portion thereof in excess of [redacted] to become due prior to its stated maturity or prior to its regularly scheduled dates of payment, or cash collateral to be demanded in respect thereof, in each case, regardless of whether such default is waived by such holder, agent or trustee, and PROVIDED THAT in each case, written notice of such failure, acceleration or demand, along with the notice of demand, acceleration, default from the debtholder, as applicable, is promptly, and in any event within one (1) Business Day thereof, provided by the Borrower and any such Credit Party to the Agent.

     (f) Any representation or warranty herein or in any Loan Document or in any written statement, report, financial statement or certificate made or delivered to Agent or any Lender by any Credit Party is untrue or incorrect in any material respect as of the date when made or deemed made.

     (g) Other than TFL 37 in furtherance of the Permitted TFL 37 Enforcement, assets of any Credit Party with [redacted] or more are attached, seized, levied upon or subjected to execution, garnishment, distress or any other similar process, or come within the possession of any interim receiver, receiver, receiver and manager, trustee, custodian, liquidator, administrator, sequestrator, sheriff, bailiff or assignee for the benefit of creditors of any Credit Party and such condition continues for 30 days or more, except for the expropriation of Timber Tenures, or the taking of any part thereof, by the Governmental Authority in British Columbia in the ordinary course [redacted] provided that all net proceeds of compensation or other payment received by any such Credit Party in connection with such expropriation shall be subject to the mandatory prepayments provisions of Section 1.2(b) above as if they were proceeds of an asset disposition.

     (h) Any involuntary case or proceeding (including the filing of any notice of intention in respect thereof) is commenced against any Credit Party under any Insolvency Law, any incorporation law or other applicable law in any jurisdiction in respect of the:

          (i) bankruptcy, liquidation, winding-up, dissolution or suspension of general operations,

          (ii) composition, rescheduling, reorganization, arrangement or readjustment of, or other relief from, or stay of proceedings to enforce, some or all of the debts or obligations,

          (iii) appointment of a trustee, interim receiver, receiver, receiver and manager, liquidator, administrator, custodian, sequestrator, agent or other similar official for a Credit Party, or for all or a substantial part of the assets of a

               Credit Party (other than for TFL 37 in furtherance of the Permitted TFL 37 Enforcement), and

          (iv) possession, foreclosure, seizure or retention, sale or other disposition of, or other proceedings to enforce security over, all or any substantial part of the assets (other than TFL 37 in furtherance of the Permitted TFL 37 Enforcement), of such Credit Party, and such case or proceeding shall remain undismissed or unstayed for 30 days or more or such court shall enter a decree or order granting relief sought in such case or proceeding.

     (i) Any Credit Party (i) commences on a voluntary basis, or fails to contest in a timely and appropriate manner or consents to the institution of any proceeding referred to in Section 8.1(h) above or to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, interim receiver, receiver and manager liquidator, assignee, trustee or sequestrator (or similar official) of such Credit Party or of all or any substantial part of such Credit Party's assets (other than TFL 37 in furtherance of the Permitted TFL 37 Enforcement), or (ii) take any corporate (or analogous) action in furtherance of any of the foregoing or of any of the proceedings referred to in Section 8.1(h), or (iii) admits in writing its inability to pay its debts as such debts become due.

     (j) A final judgment or judgments for the payment of [redacted] in the aggregate at any time is entered or rendered against one or more of the Credit Parties (which judgment(s) is (are) not covered by insurance policies as to which liability has been accepted by the insurance earner, and where recourse under such judgment(s) is (are) not limited to the permitted enforcement steps described in the definition for "Permitted TFL 37 Enforcement"), and the same are not, within 30 days after the entry thereof, discharged or execution thereof stayed or bonded pending appeal, or such judgments are not discharged prior to the expiration of any such stay.

     (k) Any material provision of any Loan Document for any reason ceases to be valid, binding and enforceable in accordance with its terms (or any Credit Party or other Person party to a Loan Document shall challenge the enforceability of any Loan Document or shall assert in writing, or engage in any action or inaction based on any such assertion, that any material provision of any of the Loan Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms), or any Lien created under any Loan Document ceases to be a valid and perfected first priority (subject to Permitted Encumbrances) or ranking Lien (except as otherwise permitted herein or therein) in any of the Collateral purported to be covered thereby.

     (l) Any Change of Control occurs except (i) where such Change of Control results from completion of the Rights Offering, or (ii) any Change of Control resulting from any reduction in the shareholdings of Borrower held by Tricap Management Limited without a corresponding Change of Control resulting from the acquisition of economic and voting rights associated with ownership of capital Stock of Borrower by another Person, or Persons acting jointly and in concert.

     (m) The occurrence of a change in the business, assets, operations, prospects, results of operations or financial condition of the Borrower and its subsidiaries, taken as a whole, that has, would reasonably be expected to have, a Material Adverse Effect.

     (n) Any default or breach by Borrower occurs and is continuing under any of the agreements listed in Disclosure Schedule 6.17 (other than a default or breach underlying the Permitted TFL 37 Enforcement) or any of such agreements shall be terminated for any reason (other than the termination of the Fibre Supply Agreement (as such term is defined in the Project Mussel Payment Agreement) pursuant to a Permitted TFL 37 Enforcement), and such default or breach is not remedied within the applicable cure period, or such terminated agreement is not completely reinstated under its original terms, within twenty
(20) days of the occurrence of such breach, default or termination, as the case may be.

          [redacted].

     8.2 Remedies.

     (a) If any Event of Default has occurred and is continuing, Agent may (and at the written request of Requisite Lenders shall), without notice except as otherwise expressly provided herein, and subject to applicable statutory law, increase the rate of interest applicable to the Loans to the Default Rate.

     (b) If any Event of Default has occurred and is continuing, Agent may (and at the written request of the Requisite Lenders shall), without notice: (i) declare all or any portion of the Obligations, including all or any portion of any Loan to be forthwith due and payable, all without presentment, demand, protest or further notice of any kind, all of which are expressly waived by Borrower and each other Credit Party; and (ii) exercise any rights and remedies provided to Agent under the Loan Documents or at law or equity, including all remedies provided under the PPSA and other applicable laws; provided, that upon the occurrence of an Event of Default specified in Section 8.1(h) or (i), all of the Obligations shall become immediately due and payable without declaration, notice or demand by any Person.

     8.3 Waivers by Credit Parties.

          Except as otherwise provided for in this Agreement or by applicable law, each Credit Party waives: (a) presentment, demand and protest and notice of presentment, dishonour, notice of intent to accelerate, notice of acceleration, protest, default, non-payment, maturity, release, compromise, settlement, extension or renewal of any or all commercial paper, accounts, contract rights, documents of title, instruments, chattel paper and guarantees at any time held by Agent on which any Credit Party may in any way be liable, and hereby ratifies and confirms whatever Agent may do in this regard, (b) all rights to notice and a hearing prior to Agent's taking possession or control of, or to Agent's replevy, attachment or levy upon, the Collateral or any bond or security that might be required by any court prior to allowing Agent to exercise any of its remedies, and (c) the benefit of all valuation, appraisal, marshalling and exemption laws.

9.   ASSIGNMENT AND PARTICIPATIONS; APPOINTMENT OF AGENT

     9.1 Assignment and Participations.

     (a) Subject to the terms of this Section 9.1, any Lender may make an assignment to any Person of, or sale of participations in, at any time or times, the Loan Documents, Loans, and any Commitment or any portion thereof or interest therein, including any Lender's rights, title, interests, remedies, powers or duties thereunder. Any assignment by a Lender shall: (i) require the consent of Agent and the execution of an assignment agreement (an "ASSIGNMENT AGREEMENT") in form and substance reasonably satisfactory to, and acknowledged by, Agent;
(ii) be conditioned on such assignee Lender representing to the assigning Lender and Agent that it is purchasing the applicable Loans to be assigned to it for its own account, for investment purposes and not with a view to the distribution thereof; (iii) require that such assigning Lender assign a Pro Rata Share of its Commitments under all of the Loans; (iv) include a payment to Agent of an assignment fee of Three Thousand and Five Hundred Dollars ($3,500); and (vi) so long as no Event of Default shall have occurred and be continuing, not be to a Competitor of Borrower or a non-resident of Canada for purposes of Part XIII of the ITA unless Borrower otherwise provides prior written consent. In the case of an assignment by a Lender under this Section 9.1, the assignee shall have, to the extent of such assignment, the same rights, benefits and obligations as all other Lenders hereunder. The assigning Lender shall be relieved of its obligations hereunder with respect to its Commitments or assigned portion thereof from and after the date of such assignment, except for obligations which arose from the gross negligence or wilful misconduct of the assigning Lender. Borrower hereby acknowledges and agrees that any assignment pursuant to the terms hereof shall give rise to a direct obligation of Borrower to the assignee and that the assignee shall be considered to be a "Lender". In all instances, each Lender's liability to make Loans hereunder shall be several and not joint and shall be limited to such Lender's Pro Rata Share of the applicable Commitment.

     (b) Any participation by a Lender of all or any part of its Commitments shall be made with the understanding that all amounts payable by Borrower hereunder shall be determined as if that Lender had not sold such participation. Solely for purposes of Sections 1.9, 1.11 and 9.8, Borrower acknowledges and agrees that a participation shall give rise to a direct obligation of Borrower to the participant and the participant shall be considered to be a "Lender". Except as set forth in the preceding sentence, neither Borrower nor any other Credit Party shall have any obligation or duty to any participant. Neither Agent nor any Lender (other than the Lender selling a participation) shall have any duty to any participant and may continue to deal solely with the Lender selling a participation as if no such sale had occurred. So long as no Event of Default shall have occurred and be continuing, participation by a Lender shall not be made to a Competitor of Borrower or a non-resident of Canada for purposes of
Part XIII of the ITA unless Borrower otherwise provides prior written consent.

     (c) Except as expressly provided in this Section 9.1, no Lender shall, as between Borrower and that Lender, or Agent and that Lender, be relieved of any of its obligations hereunder as a result of any sale, assignment, transfer or negotiation of, or granting of participation in, all or any part of the Loans or other Obligations owed to such Lender. Any assignee or participant which is or becomes a non-resident of Canada hereunder shall advise Agent and Borrower of its status as such prior to any payments being made to it which may be subject to withholding tax under Section 1.11 hereof.

     (d) Each Credit Party shall assist any Lender permitted to sell assignments or participations under this Section 9.1 as reasonably required to enable the assigning or selling Lender to effect any such assignment or participation, including the execution and delivery of any and all agreements, notes and other documents and instruments as shall be reasonably requested and assist the Agent in the Agent's preparation of an information memorandum for, and the participation of management in meetings with, potential assignees or participants. Each Credit Party represents and covenants that: (a) all information other than projections and information of a general economic or industry-related nature that has been or will be made available to the Agent in accordance with this Section 9.1(d) by or on behalf of the Credit Parties or any of their respective advisors or representatives is, or will be, when furnished, complete and correct in all material respects, and does not, or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made; and (b) any projections that have been or will be made available to the Agent by the Credit Parties or any of their respective advisors or representatives has been, or will be, prepared in good faith based on reasonable assumptions and estimates at the time of preparation.

     (e) A Lender may furnish any information concerning Credit Parties in the possession of such Lender from time to time to assignees and participants (including prospective assignees and participants) and to the other Secured Parties; PROVIDED THAT such Lender shall obtain from such assignees or participants or such other Secured Parties confidentiality covenants substantially equivalent to those contained in Section 11.8.

     (f) So long as no Event of Default has occurred and is continuing, no Lender shall assign or sell participations in any portion of its Loans or Commitments to a potential Lender or participant, if, as of the date of the proposed assignment or sale, the assignee Lender or participant would be entitled to receive payments of additional amounts or increased costs as a result of capital adequacy or similar requirements under Section 1.12(a) or 1.12(b) in excess of the additional amounts or increased costs which the assignee or participating Lender is entitled to receive.

     (g) Each Lender hereby represents and warrants to Credit Parties that it is not a non-resident of Canada for purposes of Part XIII of the ITA.

     9.2 Appointment of Agent

          Brookfield is hereby appointed to act on behalf of all Secured Parties as Agent under this Agreement and the other Loan Documents. The provisions of this Section 9.2 are solely for the benefit of Agent and the other Secured Parties and no Credit Party nor any other Person shall have any rights as a third party beneficiary of any of the provisions hereof. In performing its functions and duties under this Agreement and the other Loan Documents, Agent shall act solely as an agent of the Secured Parties and does not assume, and shall not be deemed to have assumed, any relationship of agency or trust with or for any Credit Party or any other Person. Agent shall have no duties or responsibilities except for those expressly set forth in this Agreement and the other Loan Documents. The duties of Agent shall be mechanical and administrative in nature and Agent shall not have, or be deemed to have, by reason of this Agreement, any other Loan Document or otherwise a fiduciary relationship in respect of any other Secured Party. Except as expressly set forth in this Agreement and the other Loan Documents, Agent shall not have any duty to disclose, and shall not be liable for failure to disclose, any information relating to any Credit Party or any of their respective Subsidiaries that is communicated to or obtained by Brookfield or any of its Affiliates in any capacity. Neither Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Secured Party for any action taken or omitted to be taken by it hereunder or under any other Loan Document, or in connection herewith or therewith, except for damages caused by its or their own gross negligence or wilful misconduct.

          If Agent shall request instructions from Requisite Lenders or all affected Lenders with respect to any act or action (including failure to act) in connection with this Agreement or any other Loan Document, then Agent shall be entitled to refrain from such act or taking such action unless and until Agent shall have received instructions from Requisite Lenders or all affected Lenders, as the case may be, and Agent shall not incur liability to any Person by reason of so refraining. Agent shall be fully justified in failing or refusing to take any action hereunder or under any other Loan Document (a) if such action would, in the opinion of Agent, be contrary to law or the terms of this Agreement or any other Loan Document, (b) if such action would, in the opinion of Agent, expose Agent to Environmental Liabilities or (c) if Agent shall not first be indemnified to its satisfaction against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Without limiting the foregoing, no Lender shall have any right of action whatsoever against Agent as a result of Agent acting or refraining from acting hereunder or under any other Loan Document in accordance with the instructions of Requisite Lenders or all affected Lenders, as applicable.

     9.3 Agent's Reliance, Etc.

          Neither Agent nor any of its Affiliates nor any of their respective directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them under or in connection with this Agreement or the other Loan Documents, except for damages caused by its or their own gross negligence or wilful misconduct. Without limiting the generality of the foregoing, Agent: (a) may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts; (b) makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, warranties or representations made in or in connection with this Agreement or the other Loan Documents; (c) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement or the other Loan Documents on the part of any Credit Party or to inspect the Collateral (including the books and records) of any Credit Party; (d) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or the other Loan Documents or any other instrument or document furnished pursuant hereto or thereto; and (e) shall incur no liability under or in respect of this Agreement or the other Loan Documents by acting upon any notice, consent, certificate or other instrument or writing (which may be by telecopy, telegram, cable or telex) believed by it to be genuine and signed or sent by the proper party or parties.

     9.4 Brookfield and Affiliates.

          With respect to its Commitments hereunder, Brookfield shall have the same rights and powers under this Agreement and the other Loan Documents as any other Lender and may exercise the same as though it were not Agent; and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated, include Brookfield in its individual capacity. Brookfield and its Affiliates may lend money to, invest in, and generally engage in any kind of business with, any Credit Party, any of their Affiliates and any Person who may do business with or own securities of any Credit Party or any such Affiliate, all as if Brookfield were not Agent and without any duty to account therefor to Lenders. Brookfield and its Affiliates may accept fees and other consideration from any Credit Party for services in connection with this Agreement or otherwise without having to account for the same to Lenders.

     9.5 Lender Credit Decision.

          Each Lender acknowledges that it has, independently and without reliance upon Agent or any other Lender and based on the Financial Statements referred to in Section 3.4 and such other documents and information as it has deemed appropriate, made its own credit and financial analysis of the Credit Parties and its own decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement.

     9.6 Indemnification.

          Lenders agree to indemnify Agent (to the extent not reimbursed by Credit Parties and without limiting the obligations of any Credit Party hereunder), ratably according to their respective Pro Rata Shares, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against Agent in any way relating to or arising out of this Agreement or any other Loan Document or any action taken or omitted to be taken by Agent in connection therewith; PROVIDED THAT no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from Agent's gross negligence or willful misconduct. Without limiting the foregoing, each Lender agrees to reimburse Agent promptly upon demand for its ratable share of any out-of-pocket expenses (including reasonable legal fees) incurred by Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement and each other Loan Document, to the extent that Agent is not reimbursed for such expenses by Credit Parties.

     9.7 Successor Agent

          Agent may resign at any time by giving not less than 30 days' prior written notice thereof to Lenders and Borrower. Upon any such resignation, the Requisite Lenders shall have the right to appoint a successor Agent. If no successor Agent shall have been so appointed by the Requisite Lenders and shall have accepted such appointment within 30 days after the resigning Agent's giving notice of resignation, then the resigning Agent may, on behalf of

Lenders, appoint a successor Agent, which shall be a Lender, if a Lender is willing to accept such appointment, or otherwise shall be a commercial bank or financial institution or other entity whose business includes making commercial loans, in each case, organized under the laws of Canada or of any province thereof or named in Schedule III to the Bank Act (Canada) and has a combined capital and surplus of at least One Hundred Million Dollars ($100,000,000). If no successor Agent has been appointed pursuant to the foregoing, within 30 days after the date such notice of resignation was given by the resigning Agent, such resignation shall become effective and the Requisite Lenders shall thereafter perform all the duties of Agent hereunder until such time, if any, as the Requisite Lenders appoint a successor Agent as provided above. Unless an Event of Default has occurred and is continuing, any successor Agent shall not be a non-resident of Canada for purposes of Part XIII of the ITA. Any successor Agent appointed by Requisite Lenders hereunder shall be subject to the approval of Borrower, such approval not to be unreasonably withheld or delayed; PROVIDED THAT such approval shall not be required if a Default or an Event of Default has occurred and is continuing. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall succeed to and become vested with all the rights, powers, privileges and duties of the resigning Agent. Upon the earlier of the acceptance of any appointment as Agent hereunder by a successor Agent or the effective date of the resigning Agent's resignation, the resigning Agent shall be discharged from its duties and obligations under this Agreement and the other Loan Documents, except that any indemnity rights or other rights in favour of such resigning Agent shall continue. After any resigning Agent's resignation hereunder, the provisions of this Section 9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was acting as Agent under this Agreement and the other Loan Documents.

     9.8 Setoff and Sharing of Payments

          In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence and during the continuance of any Event of Default, and subject to Section 9.9(f), each Lender is hereby authorized at any time or from time to time, without notice to any Credit Party or to any other Person other than Agent, any such notice being hereby expressly waived, to offset and to appropriate and to apply any and all balances held by it at any of its offices for the account of Borrower or any Credit Party (regardless of whether such balances are then due to Borrower or any Credit Party) and any other properties or assets at any time held or owing by that Lender or that holder to or for the credit or for the account of Borrower or any Credit Party against and on account of any of the Obligations that are not paid when due; PROVIDED THAT the Lender exercising such offset rights shall give notice thereof to the affected Credit Party promptly after exercising such rights. Any Lender exercising a right of setoff or otherwise receiving any payment on account of the Obligations in excess of its Pro Rata Share thereof shall purchase for cash (and the other Lenders or holders shall sell) such participations in each such other Lender's or holder's Pro Rata Share of the Obligations as would be necessary to cause such Lender to share the amount so offset or otherwise received with each other Lender or holder in accordance with their respective Pro Rata Shares, (other than offset rights exercised by any Lender with respect to Section 1.9, 1.11 or 1.12). Borrower and each other Credit Party agrees, to the fullest extent permitted by law, that, after the occurrence of an Event of Default that is continuing (a) any Lender may exercise its right to offset with respect to amounts in excess of its Pro Rata Share of the Obligations and may sell participations in such amounts so offset to other Lenders and holders and (b) any Lender so purchasing a participation in the Loans made or other Obligations held by other Lenders or holders may exercise all rights of offset, bankers' lien, counterclaim or similar rights with respect to such participation as fully as if such Lender or holder were a direct holder of the Loans and the other Obligations in the amount of such participation. Notwithstanding the foregoing, if all or any portion of the offset amount or payment otherwise received is thereafter recovered from the Lender that has exercised the right of offset, the purchase of participations by that Lender shall be rescinded and the purchase price restored without interest.

     9.9 Loans; Payments: Non-Funding Lenders: Information: Actions in Concert.

     (a) LOANS; PAYMENTS. At Agent's election, in its sole discretion (each, a "SETTLEMENT DATE"), Agent shall advise each Lender by telephone, or telecopy of the amount of such Lender's Pro Rata Share of principal, interest and Fees paid for the benefit of Lenders with respect to each applicable Loan. Provided that each Lender has funded all payments and Loans required to be made by it and purchased all participations required to be purchased by it under this Agreement and the other Loan Documents as of such Settlement Date, Agent shall pay to each Lender such Lender's Pro Rata Share of principal, interest and Fees paid by Borrower since the previous Settlement Date for the benefit of such Lender on the Loans held by it. To the extent that any Lender (a "NON-FUNDING LENDER") has failed to fund all such payments and Loans or failed to fund the purchase of all such participations, Agent shall be entitled to set off the funding short-fall against that Non-Funding Lender's Pro Rata Share of all payments received from Borrower. Such payments shall be made by wire transfer to such Lender's account (as specified by such Lender in Annex A or the applicable Assignment Agreement) not later than 2:00 p.m. (Toronto time) on the next Business Day following receipt by Agent of such payments from Borrower.

     (b) Availability of Lender's Pro Rata Share. Agent may assume that each Lender will make its Pro Rata Share of each Loan available to Agent on each funding date. If such Pro Rata Share is not, in fact, paid to Agent by such Lender when due, Agent will be entitled to recover such amount on demand from such Lender without setoff, counterclaim or deduction of any kind. If any Lender fails to pay the amount of its Pro Rata Share forthwith upon Agent's demand, Agent shall promptly notify Borrower and Borrower shall immediately repay such amount to Agent. Nothing in this Section 9.9(b) or elsewhere in this Agreement or the other Loan Documents shall be deemed to require Agent to advance funds on behalf of any Lender or to relieve any Lender from its obligation to fulfill its Commitments hereunder or to prejudice any rights that Borrower may have against any Lender as a result of any default by such Lender hereunder. To the extent that Agent advances funds to Borrower on behalf of any Lender and is not reimbursed therefor on the same Business Day as such advance is made, Agent shall be entitled to retain for its account all interest accrued on such advance until reimbursed by the applicable Lender.

     (c) Return of Payments.

          (i) If Agent pays an amount to a Lender under this Agreement in the belief or expectation that a related payment has been or will be received by Agent from Borrower and such related payment is not received by Agent, then Agent will be entitled to recover such amount from such Lender on demand without setoff, counterclaim or deduction of any kind.

          (ii) If Agent determines at any time that any amount received by Agent under this Agreement must be returned to Borrower or paid to any other Person pursuant to any insolvency law or otherwise, then, notwithstanding any other term or condition of this Agreement or any other Loan Document, Agent will not be required to distribute any portion thereof to any Lender. In addition, each Lender will repay to Agent on demand any portion of such amount that Agent has distributed to such Lender, together with interest at such rate, if any, as Agent is required to pay to Borrower or such other Person, without setoff, counterclaim or deduction of any kind.

     (d) Non-Funding Lenders. The failure of any Non-Funding Lender to make its Pro Rata Share of each Loan or any payment required by it hereunder to be made by it on the date specified therefor shall not relieve any other Lender (each such other Lender, an "OTHER LENDER") of its obligations to make its Pro Rata Share of each Loan or other payment on such date, but neither any Other Lender nor Agent shall be responsible for the failure of any Non-Funding Lender to make its Pro Rata Share of such Loan, or make any other payment required hereunder. Notwithstanding anything set forth herein to the contrary, a Non-Funding Lender shall not have any voting or consent rights under or with respect to any Loan Document or constitute a "Lender" (or be included in the calculation of "Requisite Lenders" hereunder) for any voting or consent rights under or with respect to any Loan Document. At Borrower's request, Agent or a Person acceptable to Agent shall have the right, with Agent's consent and in Agent's sole discretion (but shall have no obligation), to purchase from any Non-Funding Lender, and each Non-Funding Lender agrees that it shall, at Agent's request, sell and assign to Agent or such Person, all of the Commitments of that Non-Funding Lender for an amount equal to the principal balance of all Loans held by such Non-Funding Lender and all accrued interest and fees with respect thereto through the date of sale, such purchase and sale to be consummated pursuant to an executed Assignment Agreement.

     (e) Dissemination of Information. Agent shall use reasonable efforts to provide Lenders with any notice of Default or Event of Default received by Agent from, or delivered by Agent to, any Credit Party, with notice of any Event of Default of which Agent has actually become aware and with notice of any action taken by Agent following any Event of Default; PROVIDED THAT Agent shall not be liable to any Lender for any failure to do so, except to the extent that such failure is attributable to Agent's gross negligence or willful misconduct. Lenders acknowledge that Borrower is required to provide Financial Statements and other reports in accordance with Section 4.1 hereto and agree that Agent shall have no duty to provide the same to Lenders.

     (f) Actions in Concert. Anything in this Agreement to the contrary notwithstanding, each Lender hereby agrees with Agent and each other Lender that no Lender shall take any action to protect or enforce its rights arising out of this Agreement (including exercising any rights of setoff) without first obtaining the prior written consent of Agent and Requisite Lenders, it being the intent of Lenders that any such action to protect or enforce rights under this Agreement shall be taken in concert and at the direction or with the consent of Agent or Requisite Lenders.

     (g) Intercreditor Agreements. Each Lender authorizes and directs the Agent to enter into such intercreditor agreements, and amendments thereto, as may be necessary or appropriate, with other creditors of the Credit Parties on such terms and conditions as the Agent may approve in its sole discretion, including, without limitation, the intercreditor agreements with CIT in respect of the CIT Obligations.

10.  SUCCESSORS AND ASSIGNS

     10.1 Successors and Assigns.

          This Agreement and the other Loan Documents shall be binding on and shall inure to the benefit of each Credit Party, Agent, Lenders and their respective successors and assigns (including, to the extent applicable in the case of any Credit Party, a debtor-in-possession on behalf of such Credit Party), except as otherwise provided herein or therein. No Credit Party may assign, transfer, hypothecate or otherwise convey its rights, benefits, obligations or duties hereunder or under any of the other Loan Documents without the prior express written consent of Agent and Lenders. Any such purported assignment, transfer, hypothecation or other conveyance by any Credit Party without the prior express written consent of Agent and Lenders shall be void. The terms and provisions of this Agreement are for the purpose of defining the relative rights and obligations of each Credit Party, Agent and other Secured Parties with respect to the transactions contemplated hereby and no Person (other than a participant in this credit facility being made available hereunder, as provided in Section 9.1) shall be a third party beneficiary of any of the terms and provisions of this Agreement or any of the other Loan Documents.

11.  MISCELLANEOUS

     11.1 Complete Agreement; Modification of Agreement.

          The Loan Documents constitute the complete agreement between the parties with respect to the subject matter thereof and may not be modified, altered or amended except as set forth in Section 11.2. Any letter of interest, commitment letter, fee letter or confidentiality agreement, if any, between any Credit Party and Agent or any Lender or any of their respective Affiliates, predating this Agreement and relating to a financing of substantially similar form, purpose or effect shall be superseded by this Agreement.

     11.2 Amendments and Waivers.

     (a) Except for actions expressly permitted to be taken by Agent, no amendment, modification, termination or waiver of any provision of this Agreement or any other Loan Document, or any consent to any departure by any Credit Party therefrom, shall in any event be effective unless the same shall be in writing and signed by Agent, Borrower, and by Requisite Lenders or all affected Lenders, as applicable. Except as set forth in clause (b) below, all such amendments, modifications, terminations or waivers requiring the consent of any Lenders shall require the written consent of Requisite Lenders.

     (b) No amendment, modification, termination or waiver shall, unless in writing and signed by Agent and each Lender directly affected thereby: (i) increase the principal amount of any Lender's Commitment (which action shall be deemed to directly affect all Lenders); (ii) reduce the principal of, rate of interest on or Fees payable with respect to any Loan of any affected Lender;
(iii) extend any scheduled payment date (other than payment dates of mandatory prepayments under Section 1.2(b) or final maturity date of the principal amount of any Loan of any affected Lender; (iv) waive, forgive, defer, extend or postpone any payment of interest or Fees as to any affected Lender; (v) release any Guarantee or, except as otherwise permitted herein or in the other Loan Documents, release, or permit any Credit Party to sell or otherwise dispose of, any Collateral with a value exceeding [redacted] in the aggregate (which action shall be deemed to directly affect all Lenders); (vi) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Loans that shall be required for Lenders or any of them to take any action hereunder; and
(vii) amend or waive this Section 11.2 or the definition of the term "Requisite Lenders" insofar as such definition affects the substance of this Section 11.2. Furthermore, no amendment, modification, termination or waiver affecting the rights or duties of Agent under this Agreement or any other Loan Document shall be effective unless in writing and signed by Agent, in addition to Lenders required above to take such action. Each amendment, modification, termination or waiver shall be effective only in the specific instance and for the specific purpose for which it was given. No amendment, modification, termination or waiver shall be required for Agent to take additional Collateral pursuant to any Loan Document. No notice to or demand on any Credit Party in any case shall entitle such Credit Party or any other Credit Party to any other or further notice or demand in similar or other circumstances.

     (c) If, in connection with any proposed amendment, modification, waiver or termination (a "PROPOSED CHANGE") requiring the consent of all affected Lenders, the consent of Requisite Lenders is obtained, but the consent of other Lenders whose consent is required is not obtained (any such Lender whose consent is not obtained as described in this clause (j) and in clause (ii) below being referred to as "NON CONSENTING LENDER") then, so long as Agent is not a Non Consenting Lender, at Borrower's request, Agent, or a Person reasonably acceptable to Agent, shall have the right, with Agent's consent and in Agent's sole discretion (but shall have no obligation), to purchase from such Non Consenting Lenders, and such Non Consenting Lenders agree that they shall, upon Agent's request, sell and assign to Agent or such Person, all of the Commitments of such Non Consenting Lenders for an amount equal to the principal balance of all Loans held by the Non Consenting Lenders and all accrued interest and Fees with respect thereto through the date of sale, such purchase and sale to be consummated pursuant to an executed Assignment Agreement.

     (d) Upon the indefeasible payment in full in cash and performance of all of the Obligations (other than indemnification Obligations) and termination of the Commitments, and so long as no suits, actions proceedings, or claims are pending or threatened against any Indemnified Person asserting any damages, losses or liabilities that are Indemnified Liabilities (that have not been cash collateralized), Agent shall deliver to Borrower, financing change statements, mortgage releases and other documents or instruments necessary or appropriate to evidence the termination of the Liens securing payment of the Obligations.

     11.3 Fees and Expenses.

          Borrower shall reimburse Agent for all fees, costs and expenses, including the reasonable fees, costs and expenses of legal counsel or other advisors (including environmental and management consultants and appraisers) incurred in connection with the negotiation, preparation and filing and/or recordation of the Loan Documents and incurred in connection with:

     (a) any amendment, modification or waiver of, or consent with respect to, or termination of, any of the Loan Documents or Related Transactions Documents or advice in connection with the syndication and administration of the Loans made pursuant hereto or its rights hereunder or thereunder;

     (b) any litigation, contest, dispute, suit, proceeding or action (whether instituted by Agent, any Lender, any Credit Party or any other Person and whether as a party, witness or otherwise) in any way relating to the Collateral, any of the Loan Documents or any other agreement to be executed or delivered in connection herewith or therewith, including any litigation, contest, dispute, suit, case, proceeding or action, and any appeal or review thereof, in connection with a case commenced by or against any or all of the Credit Parties or any other Person that may be obligated to Agent or any Lender by virtue of the Loan Documents, including any such litigation, contest, dispute, suit, proceeding or action arising in connection with any work-out or restructuring of the Loans during the pendency of one or more Events of Default; provided that in the case of reimbursement of counsel for Lenders other than Agent, such reimbursement shall be limited to one counsel for all such Lenders combined; provided further that no Person shall be entitled to reimbursement under this clause (b) in respect of any litigation, contest, dispute, suit, proceeding or action to the extent any of the foregoing results from such Person's gross negligence or willful misconduct;

     (c) any attempt to enforce any remedies of Agent or any Lender against any or all of the Credit Parties or any other Person that may be obligated to Agent or any Lender by virtue of any of the Loan Documents, including any such attempt to enforce any such remedies in the course of any work-out or restructuring of the Loans during the pendency of one or more Events of Default; provided that in the case of reimbursement of counsel for Lenders other than Agent, such reimbursement shall be limited to one counsel for all such Lenders combined;

     (d) any work-out or restructuring of the Loans during the pendency of one or more Events of Default; and

     (e) efforts to (i) monitor the Loans or any of the other Obligations, (ii) evaluate, observe or assess any of the Credit Parties or their respective affairs, and (iii) verify, protect, evaluate, assess, appraise, collect, sell, liquidate or otherwise dispose of any of the Collateral, including, as to each of clauses (a) through (e) above, all reasonable legal counsels' and other professional and service providers' fees arising from such services and other advice, assistance or other representation, including those in connection with any appellate proceedings, and all expenses, costs, charges and other fees incurred by such legal counsel and others in any way or respect arising in connection with or relating to any of the events or actions described in this
Section 11.3, all of which shall be payable, on demand, by Borrower to Agent. Without limiting the generality of the foregoing, such expenses, costs, charges and fees may include: fees, costs and expenses of accountants, environmental advisors, appraisers, investment bankers, management and other consultants and paralegals; court costs and expenses; photocopying and duplication expenses; court reporter fees, costs and expenses; long distance telephone charges; air express charges; telegram or telecopy charges; secretarial overtime charges; and expenses for travel, lodging and food paid or incurred in connection with the performance of such legal or other advisory services.

     11.4 No Waiver.

          Agent's or any Lender's failure, at any time or times, to require strict performance by the Credit Parties of any provision of this Agreement or any other Loan Document shall not waive, affect or diminish any right of Agent or such Lender thereafter to demand strict compliance and performance herewith or therewith. Any suspension or waiver of an Event of Default shall not suspend, waive or affect any other Event of Default whether the same is prior or subsequent thereto and whether the same or of a different type. Subject to the provisions of Section 11.2, none of the undertakings, agreements, warranties, covenants and representations of any Credit Party contained in this Agreement or any of the other Loan Documents and no Default or Event of Default by any Credit Party shall be deemed to have been suspended or waived by Agent or any Lender, unless such waiver or suspension is by an instrument in writing from the Agent and the applicable required Lenders and directed to Borrower specifying such suspension or waiver.

     11.5 Remedies.

          Agent's and Lenders' rights and remedies under this Agreement shall be cumulative and nonexclusive of any other rights and remedies that Agent or any Lender may have under any other agreement, including the other Loan Documents, by operation of law or otherwise. Recourse to the Collateral shall not be required.

     11.6 Severability.

          Wherever possible, each provision of this Agreement and the other Loan Documents shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement or any other Loan Document shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement or such other Loan Document.

     11.7 Conflict of Terms.

          Except as otherwise provided in this Agreement or any of the other Loan Documents by specific reference to the applicable provisions of this Agreement, if any provision contained in this Agreement conflicts with any provision in any of the other Loan Documents, the provision contained in this Agreement shall govern and control.

     11.8 Confidentiality.

          Agent and each Lender agree to use commercially reasonable efforts (equivalent to the efforts Agent or such Lender applies to maintain the confidentiality of its own confidential information) to maintain as confidential all confidential information provided to them by the Credit Parties and, in the case of confidential information provided to them by the Credit Parties subsequent to the date hereof, designated as confidential, except that Agent and each Lender may disclose such information (a) to Persons employed or engaged by Agent or such Lender provided the confidentiality obligations of this Section
11.8 bind such persons; (b) to any bona fide assignee or participant or potential assignee or participant that has agreed to comply with the covenant contained in this Section 11.8 (and any such bona fide assignee or participant or potential assignee or participant may disclose such information to Persons employed or engaged by them as described in clause (a) above); (c) as required or requested by any Governmental Authority or reasonably believed by Agent or such Lender to be compelled by any court order, subpoena or legal or administrative order or process; (d) as, on the advice of Agent's or such Lender's counsel, is required by law; (e) in connection with the exercise of any right or remedy under the Loan Documents or in connection with any Litigation to which Agent or such Lender is a party; or (f) that ceases to be confidential through no breach by Agent or any Lender of their obligations under this Section 11.8.

     11.9 Governing Law.

          Except as otherwise expressly provided in any of the Loan Documents, in all respects, including all matters of construction, validity and performance, the Loan Documents and the obligations shall be governed by, and construed and enforced in accordance with, the laws of the Province of Ontario applicable to contracts made and performed in that Province and the federal laws of Canada applicable therein. Each Credit Party hereby consents and agrees that the courts of the Provinces of Ontario and British Columbia shall have non-exclusive jurisdiction to hear and determine any claims or disputes between the Credit Parties, Agent and Lenders pertaining to this Agreement or any of the other Loan Documents or to any matter arising out of or relating to this Agreement or any of the other Loan Documents. Nothing in this Agreement shall be deemed or operate to preclude Agent from bringing suit or taking other legal action in any other jurisdiction to realize on the collateral or any other security for the obligations, or to enforce a judgment or other court order. Each Credit Party expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and each Credit Party hereby waives any objection that such Credit Party may have based upon lack of personal jurisdiction, improper venue or FORUM NON CONVENIENS and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court. Each Credit Party hereby waives personal service of the summons, complaint and other process issued in any such action or suit and agrees that service of such summons, complaints and other process may be made by registered mail (return receipt requested) addressed to such Credit Party at the address set forth in Annex B of this Agreement and that service so made shall be deemed completed upon the earlier of such Credit Party's actual receipt thereof and five (5) Business Days after deposit with Canada Post, proper postage paid.

     11.10 Notices

          Except as otherwise provided herein, whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties by any other parties, or whenever any of the parties desires to give or serve upon any other parties any communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be deemed to have been validly served, given or delivered (a) upon the earlier of actual receipt and five (5) Business Days after deposit with Canada Post, registered mail, return receipt requested, with proper postage prepaid, (b) upon transmission, when sent by telecopy or other similar facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or with Canada Post as otherwise provided in this Section 11.10) (c) upon receipt, when sent by electronic mail (with such electronic mail promptly confirmed by delivery of a copy by personal delivery or Canada

Post as otherwise provided in this Section 11.10) and such notice, demand, request, consent, approval, declaration or other communication shall be in "pdf" format and shall include the actual signature of the party sending such communication if that signature would be required or customary if the communication was delivered by telecopier; (d) one (1) Business Day after deposit with a reputable courier for overnight delivery with all charges prepaid or (e) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address or facsimile number indicated on Annex B or to such other address (or facsimile number) as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Failure or delay in delivering copies of any notice, demand, request, consent, approval, declaration or other communication to any Person (other than Borrower or Agent) designated in Annex B to receive copies shall in no way adversely affect the effectiveness of such notice, demand, request, consent, approval, declaration or other communication.

     11.11 Section Titles.

          The Section titles and Table of Contents contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

     11.12 Counterparts.

          This Agreement may be executed, by original signature or facsimile, in any number of separate counterparts, each of which shall collectively and separately constitute one agreement.

     11.13 Press Releases and Related Matters.

          Each Credit Party agrees that neither it nor its Affiliates will in the future issue any press releases or other public disclosure using the name of Brookfield or its Affiliates or referring to this Agreement, the other Loan Documents or the Related Transactions Documents without at least two (2) Business Days' prior notice to Brookfield and without the prior written consent of Brookfield unless (and only to the extent that) such Credit Party or Affiliate is required to do so under law and then, in any event, such Credit Party or Affiliate will consult with Brookfield (if Brookfield's name is mentioned) or, in all other circumstances, use commercially reasonable efforts to consult with Brookfield before issuing such press release or other public disclosure. Each Credit Party consents to the publication by Agent, at Agent's own costs and not to be included in any of the costs and expenses referred to in
Section 11.2, of press release or advertising material relating to the financing transactions contemplated by this Agreement using its name, product photographs, logo or trademark. Agent shall provide a draft of any such press releases or advertising material to Borrower for review and comment prior to the publication thereof. Agent reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

     11.14 Reinstatement.

          This Agreement shall remain in full force and effect and continue to be effective should any petition or other proceeding be filed by or against any Credit Party for liquidation or reorganization, should any Credit Party become insolvent or make an assignment for the benefit of any creditor or creditors or should an interim receiver, receiver, receiver and manager or trustee be appointed for all or any significant part of any Credit Party's assets, and shall continue to be effective or to be reinstated, as the case may be, if at any time payment and performance of the Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Obligations, whether as a fraudulent preference reviewable transaction or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

     11.15 Advice of Counsel.

          Each of the parties represents to each other party hereto that it has discussed this Agreement and, specifically, the provisions of Section 11.9, with its counsel.

     11.16 No Strict Construction.

          The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

     11.17 Judgment Currency.

     (a) If, for the purpose of obtaining or enforcing judgment against any Credit Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section
11.17 referred to as the "JUDGMENT CURRENCY") an amount due under any Loan Document in any currency (the "OBLIGATION CURRENCY") other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date, or the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 11.17 being hereinafter in this Section 11.17 referred to as the "JUDGMENT CONVERSION DATE").

     (b) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 11.17(a), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the applicable Credit Party or Parties shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from any Credit Party under this Section 11.17(b) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Loan Documents.

     (c) The term "rate of exchange" in this Section 11.17 means the rate of exchange at which Agent, on the relevant date at or about 12:00 noon (Toronto time), would be prepared to sell, in accordance with its normal course foreign currency exchange practices, the Obligation Currency against the Judgment Currency.

     (d) Unless otherwise specified, all references to dollar amounts in this Agreement shall mean Canadian Dollars.

     11.18 Joint and Several Obligations.

          Notwithstanding any other provision contained in this Agreement or any other Loan Document, if a "secured creditor" (as that term is defined under the Bankruptcy and Insolvency Act (Canada)) is determined by a court of competent jurisdiction not to include a Person to whom obligations are owed on a joint or joint and several basis, then Borrower's Obligations (and the Obligations of its Subsidiaries), to the extent such Obligations are secured, only shall be several obligations and not joint or joint and several obligations.

     11.19 Permitted Encumbrances.

          The designation of any Lien as a Permitted Encumbrance is not, and shall not be deemed to be, an acknowledgment by the Agent or any of the Lenders that the Lien shall have priority over the security interests granted to Agent (for the benefit of itself and the other Secured Parties) in the Collateral pursuant to the Collateral Documents.

                           [INTENTIONALLY LEFT BLANK]

               IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first written above.

                                        WESTERN FOREST PRODUCTS INC.
                                        as Borrower


                                        Per: "PAUL IRELAND"
                                             -----------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        BROOKFIELD BRIDGE LENDING FUND INC.
                                        as Agent and Lender


                                        Per: "H. ALLEN"
                                             -----------------------------------
                                        Name: H. Allen
                                        Title: SVP

                     WFP CREDIT AGREEMENT - SIGNATURE PAGES

               The following Persons are signatories to this Agreement in their capacity as Credit Parties and not as Borrower.

                                        WESTERN PULP LIMITED


                                        Per: "PAUL IRELAND"
                                             -----------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        WFP WESTERN LUMBER LTD.


                                        Per: "PAUL IRELAND"
                                             -----------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        WFP LUMBER SALES LIMITED


                                        Per: "PAUL IRELAND"
                                             -----------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        WFP TIMBER LIMITED


                                        Per: "PAUL IRELAND"
                                             -----------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                     WFP CREDIT AGREEMENT - SIGNATURE PAGES

                          WESTERN FOREST PRODUCTS INC.

                                   (WFP LOGO)

                    ANNUAL INFORMATION FORM - MARCH 27, 2006

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
INTRODUCTION ............................................................     4
CORPORATE STRUCTURE .....................................................     4
GENERAL DEVELOPMENT OF THE BUSINESS .....................................     5
   History ..............................................................     5
   The Plan .............................................................     6
   Recent Developments ..................................................     6
BUSINESS OF THE COMPANY .................................................     8
   Company Profile ......................................................     8
   Strategy .............................................................     9
   Operations ...........................................................     9
   Industry .............................................................    10
   Forest Resources .....................................................    10
   Solid Wood Facilities ................................................    15
   Discontinued Pulp Mill Operations ....................................    16
   Sales, Marketing and Distribution ....................................    17
   Competition ..........................................................    19
   Environment ..........................................................    19
   First Nations Land Claims ............................................    21
   Capital Expenditures .................................................    22
   Softwood Lumber Dispute ..............................................    22
   Human Resources ......................................................    24
   Research and Development .............................................    24
RISK FACTORS ............................................................    24
   Substantial Leverage and Ability to Service Indebtedness .............    24
   Cash Flow and Liquidity ..............................................    25
   Variable Operating Results and Product Pricing .......................    25
   Risks of Exchange Rate Fluctuations ..................................    26
   Softwood Lumber Dispute ..............................................    26
   Long-Term Competition ................................................    27
   Mountain Pine Beetle .................................................    27
   Dependency on Fibre Obtained from Government Timber Tenures ..........    27
   Forest Policy Changes in British Columbia ............................    28
   Stumpage Fees ........................................................    28
   Forest Resource Risk and Natural Catastrophes ........................    28
   International Business ...............................................    28
   Environmental Regulation .............................................    29
   First Nations Land Claims ............................................    29
   Regulatory Risks .....................................................    30
   Legal Proceedings ....................................................    30
   Reliance on Directors, Management and Other Key Personnel ............    30
   Employees and Labour Relations .......................................    31
   Dilution .............................................................    31
   Approval for Proposed Acquisition of Cascadia ........................    31
   Integration of Cascadia ..............................................    31
   Risks Associated with the Weyerhaeuser Purchase Agreement ............    31
   Change of Control of Western .........................................    32
   Certain Voting Rights of the Non-Voting Shares .......................    32
   Possible Remedial Action by the Minister of Forests ..................    32
   Risks Associated with the Purchase of TFL 37 .........................    33
DIVIDENDS ...............................................................    33
CAPITAL AND DEBT STRUCTURE ..............................................    33
   Share Capital ........................................................    33

   Class C Warrants .....................................................    34
   Stock Options ........................................................    34
   Working Capital Facility .............................................    35
   Senior Secured Facilities ............................................    35
MARKET FOR SECURITIES ...................................................    36
   Trading Price and Volume .............................................    36
   Prior Sales ..........................................................    36
DIRECTORS AND OFFICERS ..................................................    36
CORPORATE GOVERNANCE AND BOARD COMMITTEES ...............................    40
   Nominating and Corporate Governance Committee ........................    40
   Environmental, Health and Safety Committee ...........................    41
   Management Resources and Compensation Committee ......................    41
   Audit Committee ......................................................    41
LEGAL PROCEEDINGS .......................................................    43
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS ..............    43
TRANSFER AGENTS AND REGISTRARS ..........................................    44
MATERIAL CONTRACTS ......................................................    44
INTEREST OF EXPERTS .....................................................    44
INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS AND INFORMATION .......    44
ADDITIONAL INFORMATION ..................................................    45
GLOSSARY OF CERTAIN TERMS ...............................................    46

                                  INTRODUCTION

Western Forest Products Inc. was incorporated under the Canada Business Corporations Act ("CBCA") on April 27, 2004 under the name "4204247 Canada Inc." On June 21, 2004, we changed our name to "Western Forest Products Inc."

On July 27, 2004, Doman Industries Limited ("Doman") and certain subsidiaries (collectively, the "Predecessor") implemented its plan of compromise and arrangement (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). We were incorporated for the purposes of implementing the Plan and on July 27, 2004, the Plan Implementation Date, we acquired the solid wood and pulp assets of the Predecessor. Until the Plan was implemented, we did not carry on business and had no material assets or liabilities. We commenced business on July 28, 2004 after the implementation of the Plan.

Where appropriate, the discussion in this report covers the operation of our business for the year ended December 31, 2005 compared with our operations for the period from July 28, 2004 to December 31, 2004 together with the Predecessor's operations from January 1, 2004 to July 27, 2004 and with the operations of the Predecessor for the year ended December 31, 2003. This is intended to help security holders and other readers understand our business and certain key factors underlying our financial results. However, consolidated financial information and other operating information subsequent to the Plan implementation may not be comparable with the consolidated financial information and other operating information of the Predecessor prior to the Plan implementation due to differences in our corporate and financial structure from that of the Predecessor, the application of "fresh start" accounting as explained in notes 1 and 17 of our consolidated financial statements as a result of the implementation of the Predecessor's Plan and differences in certain accounting policies from those applied by the Predecessor. Accordingly, comparisons of our results with those of the Predecessor should be undertaken with caution and any discussion related thereto reviewed with caution.

In this Annual Information Form, unless the context otherwise requires, the "Company", "we", "us", and "our" and similar terms refer to Western Forest Products Inc. and its subsidiaries and "Western" refers to Western Forest Products Inc. Certain other terms used in this Annual Information Form are defined under "Glossary of Certain Terms" which can be found at the end of this document, starting at page 46.

All dollar amounts in this Annual Information Statement are expressed in Canadian dollars, unless otherwise indicated.

All information in this Annual Information Statement is as of March 27, 2006, unless otherwise indicated.

                               CORPORATE STRUCTURE

Our head office is located at 3rd Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9 and our registered office is located at Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2.

All of our subsidiaries are wholly-owned and were incorporated or continued under, and are all governed by, the CBCA (other than WFP Timber Limited, incorporated under the Business Corporations Act (British Columbia)). The following chart sets out our significant subsidiaries and their primary activities.

                                  (FLOW CHART)

                       GENERAL DEVELOPMENT OF THE BUSINESS

HISTORY

The Predecessor's first major sawmill came into production at Ladysmith, British Columbia on Vancouver Island in 1967 and three additional sawmills were built on Vancouver Island between 1973 and 1980. In 1980, the Predecessor and two other British Columbia forest products companies purchased the British Columbia timber resources and manufacturing facilities of ITT Industries of Canada Limited. The Predecessor increased its ownership and subsequently purchased the remaining minority shareholdings. In 1994, the Predecessor completed the construction of a value-added lumber remanufacturing plant at Chemainus on Vancouver Island. In 1997, the Predecessor acquired certain assets from Pacific Forest Products Limited, including three sawmills, timber tenures having an allowable annual cut ("AAC") of approximately 1.7 million cubic metres ("m(3)") from Crown timber and a perpetual supply of 330,000 to 350,000 m(3) of sawlogs under a saw log agreement with a third party.

In 2002 the Predecessor experienced significant liquidity constraints and did not have the financial capability to make payments on debts as they become due, and consequently filed for protection under the CCAA. On November 7, 2002, our Predecessor was granted protection from its creditors pursuant to the CCAA. Over the ensuing months, the Predecessor negotiated with various stakeholders to develop a plan of compromise and arrangement. In addition, during this time, the Predecessor took several steps to downsize its operations in order to preserve cash resources, including extensive curtailment in production, reduction of working capital and disposition of certain assets. The Predecessor also ceased operations at and dismantled three sawmills. On May 11, 2004, the Predecessor sold its Port Alice pulp mill to Port Alice Specialty Cellulose Inc. ("PASCI"), an affiliate of LaPointe Partners Inc.

The Plan reflects the agreement reached by Doman with certain of its unsecured noteholders after extensive negotiations. The Plan was approved by the Predecessor's unsecured creditors on June 7, 2004 and sanctioned by the Court on June 11, 2004. On July 27, 2004, the Predecessor implemented the Plan and emerged from protection under the CCAA. We were incorporated for the purposes of implementing the Plan and on July 27, 2004, the Plan Implementation Date, we acquired the Solid Wood Assets and Pulp Assets of the Predecessor. Until the Plan was implemented, we did not carry on business and had no material assets or liabilities. We commenced business on July 28, 2004 after the implementation of the Plan. See "The Plan".

(For a more detailed discussion of the Predecessor's financial situation leading to the CCAA proceedings and the restructuring efforts please see the Information Circular and Proxy Statement of our Predecessor dated May 7, 2004 and Doman's Form 20-F dated May 21, 2004, which can be found at www.sedar.com under the name, Doman Industries Limited.)

THE PLAN

The purpose of the Plan was to compromise the claims of the Predecessor's affected creditors so as to enable the Predecessor's solid wood and pulp businesses to be carried on under a new corporate structure, with relief from the debt servicing and repayment obligations that it was subject to at that time, and facilitate the refinancing of Doman's senior secured notes through the distribution of certain warrants (exercisable for Western's Secured Bonds and Common Shares) and the sale of certain private placement units consisting of Secured Bonds and Common Shares. For a description of the significant steps in the implementation of the Plan see Note 17 to our consolidated financial statements.

In connection with the implementation of the Plan of the Predecessor, effective as of June 28, 2004, we issued 110,426 Class A and B Warrants under our Class A and B Warrant Indenture to affected creditors of the Predecessor. The Class A and B Warrants entitled the holders to acquire Plan Units, each Plan Unit consisting of U.S.$1,000 principal amount of our Secured Bonds and 29 Common Shares, until July 19, 2004 at a price of U.S.$950 per Plan Unit. The Standby Purchasers agreed to subscribe for and take-up any Plan Units not subscribed for by affected creditors of the Predecessor pursuant to the exercise of the Class A and B Warrants and to subscribe for additional units, each unit consisting of U.S.$1,000 principal amount of our Secured Bonds and 29 Common Shares, at a price of U.S.$950 per unit.

On the Plan Implementation Date, in connection with the implementation of the Plan, 19,226,931 Common Shares were distributed to the affected creditors of the Predecessor, 2,890,053 Common Shares and U.S.$99,657,000 principal amount of Secured Bonds were issued to the holders of the Class A and B Warrants upon the exercise of Class A and B Warrants, and 3,518,947 Common Shares and U.S.$121,343,000 principal amount of Secured Bonds were issued to the Standby Purchasers pursuant to their standby commitment and a concurrent private placement. (4,136 Common Shares were subsequently cancelled due to the resolution of a disputed claim in the Predecessor's CCAA proceedings.)

Also, in connection with the implementation of the Plan of the Predecessor, 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants and 1,423,743 Tranche 3 Class C Warrants were issued effectively on the Plan Implementation Date for no consideration, to certain Doman shareholders in accordance with the terms of the Plan. See "Capital and Debt Structure - Class C Warrants".

On August 3, 2004, the Common Shares began trading on the Toronto Stock Exchange ("TSX") under the symbol "WEF".

For further information about the Plan, please see the Information Circular and Proxy Statement of the Predecessor pertaining to the Plan dated May 7, 2004 and related documents of the Predecessor, which documents are available at
<www.sedar.com> under the Predecessor's name, Doman Industries Limited.

RECENT DEVELOPMENTS

We have determined that our core business activities will focus on the solid wood business, specifically logging from Crown timberlands in the British Columbia coastal regions and the manufacture of lumber for sale in global markets, all within an efficient low-cost framework. We have been considering options with respect to our non-core assets, including surplus real estate, our Squamish pulp operations and the realization of maximum value from our private timberlands. We have taken several important steps during 2005 to implement this strategy.

ACQUISITION OF CASCADIA AND RELATED FINANCINGS

On November 10, 2005, we announced the acquisition (the "Acquisition") of Cascadia Forest Products Ltd. ("Cascadia") for approximately $120 million plus net working capital, payable in cash on closing. The Acquisition is subject to regulatory approvals and is expected to close in April of 2006.

Cascadia is a coastal British Columbia integrated lumber producer that harvests timber and produces high value, high quality wood products for customers worldwide. It is the largest Crown tenure holder in coastal British Columbia, with an AAC of approximately 3.6 million m(3) after the Forest Revitalization Act (British Columbia) ("FR Act") AAC take back. Cascadia is one of the largest lumber producers on the British Columbia coast, owning and operating four specialized sawmills with an aggregate annual production capacity of approximately 570 million board feet of lumber, a "custom cut" operation and four remanufacturing facilities. For further details about the Acquisition and about Cascadia, see our prospectus dated January 31, 2006 (the "Rights Offering Prospectus") under the heading "Acquisition of Cascadia" (which is incorporated herein by this reference).

We also announced that we would be funding the Acquisition and adding to working capital through a $295 million offering of rights to acquire Subscription Receipts exchangeable for Common Shares on the closing of the Acquisition (the

"Rights Offering"), and that we would be refinancing our existing Secured Bonds through new senior secured credit facilities in accordance with the Bridge Lending Commitment in the amounts of U.S.$187.5 million and Cdn $90 million.

On February 3, 2006 we announced the filing of the Rights Offering Prospectus, and that shareholders of Western of record as of the close of business (Toronto time) on February 13, 2006, other than those in certain ineligible jurisdictions, would receive one right for each Common Share held. Each right allowed the holder to subscribe for 6.975 subscription receipts at a price of $1.65 per subscription receipt on or before 4:00 p.m. (Toronto time) on March 9, 2006. For further details of the Rights Offering, see the Rights Offering Prospectus under the heading "Details of the Rights Offering".

A total of approximately 127.5 million Subscription Receipts were subscribed for by rightholders for proceeds of approximately $210 million. Pursuant to a Standby Agreement dated November 10, 2005, Tricap Management Limited ("Tricap Management") purchased the approximately 51.3 million Subscription Receipts not purchased by other rightholders for consideration of approximately $85 million. As such, as of March 16, 2006, approximately 178.8 million Subscription Receipts had been issued for aggregate proceeds of $295 million.

On February 6, 2006 we announced that we had instructed the Secured Bond Trustee for our U.S.$221 million 15% Secured Bonds to issue a redemption notice to all Secured Bond holders. The redemption notice was issued on February 8, 2006 resulting in the existing Secured Bonds together with all accrued interest being redeemed on March 10, 2006 with the proceeds of the new senior secured credit facilities from Brookfield Bridge Lending Fund Inc. ("BBLF").

On March 10, 2006 we entered into the new senior secured credit facilities from BBLF. The loan consists of two term facilities, a four year U.S.$187.5 million facility, and a one-year $90 million facility, which may be extended for a second year at our option. The secured loan is non-amortizing and is pre-payable, in whole or in part, at any time on three business days' notice and subject to certain minimum amounts. Interest on amounts drawn under the US facility will be charged at the floating US one-month LIBOR rate plus 8.15%. Interest on the Canadian facility will be charged at the Canadian prime rate plus 5.25%. See "Capital and Debt Structure - Senior Secured Facilities".

ACQUISITION OF THE ENGLEWOOD LOGGING DIVISION AND NEW LONG-TERM FIBRE SUPPLY AGREEMENT

On December 15, 2005, we also announced that we had agreed to purchase from a newly formed partnership (the "Partnership") of Canadian Forest Products Ltd. ("Canfor") and Oji Paper Canada Ltd. tree farm license 37 ("TFL 37") on Vancouver Island and certain related assets owned by Canfor for $45 million plus the value of certain log inventories. This acquisition closed on March 17, 2006. The private lands that are included in TFL 37 will be transferred to us on receipt of approval from the Minister of Forests. In the interim we are able to harvest logs from those private lands.

The Englewood Logging Division is located on northern Vancouver Island adjacent to Western's main logging operations and currently comprises approximately 945,000 cubic meters of annual harvesting rights under TFL 37. The harvest rights under TFL 37 include approximately 6,800 hectares of private lands. TFL 37 is currently undergoing a timber supply review and may be subject to a possible AAC reduction in the future. The acquisition also includes three timber licenses ("TLs"), existing capital improvements and infrastructure, machinery, equipment and railway rolling stock. We have assumed certain contracts and equipment leases and have offered employment to all of the approximately 270 employees currently involved in harvesting operations but have not assumed any other material pre-closing liabilities relating to the assets.

On March 17, 2006, we also executed a 40 year fibre supply agreement (the "Fibre Supply Agreement") with the Partnership. As consideration for entering the Fibre Supply Agreement, we will receive a price premium that will be earned as wood chips are delivered under the agreement. A $35.0 million non-refundable prepayment of the price premium was received on March 17, 2006 and applied to reduce the amount drawn under the Working Capital Facility. A further $45 million price premium will be set-off against the consideration due on the acquisition of the Englewood Logging Division. We will record the price premium as deferred revenue and amortize it into income over the term of the agreement. We have granted a security interest in TFL 37 and related assets that will be released after the tenth anniversary except in certain circumstances. Enforcement of that security may be commenced in certain circumstances of default, including a failure to supply a minimum of 200,000 volumetric units of wood chips in any year and a minimum of 900,000 volumetric units over any three year period or certain defaults under the fibre supply agreement.

RESTRUCTURING ACTIVITIES

On August 12, 2005, we announced the closure of our Silvertree sawmill and the indefinite suspension of operations at our Saltair sawmill. These measures will allow us to increase production and reduce unit costs at some of our remaining sawmills in the short-term by moving to three shifts and to further increase productivity and reduce unit costs in the longer term by focusing our future capital programs on our best sawmills.

On December 15, 2005, we announced the closure of our Squamish pulp mill. Pulp production at the mill ceased on January 26, 2006 and site clean up continued until March 9, 2006 when most of the workforce ended their employment. The closure affects 323 employees in various locations. We recorded a fourth quarter charge to earnings of $71.4 million including $47.6 million with respect to the write down of property, plant and equipment and supplies and $23.8 million with respect to severance and other costs. A further charge of approximately $4.5 million is expected in the first quarter of 2006 with respect to the cancellation of certain long-term contracts. Negotiations between the Company and the union representing the hourly workers relating to the closure is ongoing. We are reviewing alternative uses for the site and are in discussions with Federal and Provincial authorities with respect to closure plans in the event the site is not sold.

OTHER DEVELOPMENTS

In September 2005, we announced that we had terminated a log supply agreement with Timberwest under which Timberwest provided up to 330,000 cubic metres of saw logs annually from its private lands. We received $15 million cash as consideration and recorded a gain of $13.1 million.

In addition to the foregoing corporate developments, on November 23, 2005, we were notified that we had been selected as a mandatory respondent in the antidumping duty third administrative review of certain softwood lumber products from Canada. We were selected, along with seven other companies, under the United States Department of Commerce's ("USDOC") new "probability proportional to size" sampling methodology. The review covers the period from May 1, 2004 to April 30, 2005. We are currently posting antidumping duty deposits at the (second) administrative review-specific average rate of 2.11% on the value of our lumber shipments to the United States. (The rates of the mandatory respondents are averaged to determine the review-specific average rate.) Following the third review, we will post antidumping duties at a "company specific" rate that will be determined for us as a result of this review. We do not expect to receive the final results of the USDOC third review until December 2006, consistent with the timing of the USDOC second review determinations announced in 2005. See "Business of the Company - Softwood Lumber Dispute".

Also on February 7, 2006, the Provincial Government announced land use decisions for the Central and North Coast that detail a vision for the use and management of public lands and resources in the region. The decisions pave the way for finalizing government to government land use agreements with First Nations. The decisions are the outcome of negotiations over a number of years that took place after a market campaign and involved interested stakeholders including the Provincial Government, First Nations, environmental groups, local communities and forest industry representatives. Our interests have been represented through membership of the Coast Forest Conservation Initiative, an industry group involved in the plan negotiations. The decision affects approximately 6.4 million hectares of land along the Central and North Coast areas of British Columbia and will result in more than one third of the land area being unavailable to logging. The areas available to logging will be managed under an ecosystem-based management framework. Our current AAC in the Central and North Coast region is approximately 615,000 m(3). It is anticipated that this will be reduced once protected areas are established and ecosystem based management is fully implemented. We have not been harvesting its full AAC in this region for a number of years due to temporary reductions put in place during the negotiation period and uncertainty around operating areas. We do not anticipate a significant change in the current harvest rate in comparison to the harvest in recent years as a result of this decision. Discussions on the implementation of the decision, including any resulting compensation are ongoing. Although this land use decision represents a milestone in settling land use issues, it does not preclude action to be taken by interested stakeholders described above in respect of other land that we use. The land use decision, which will include ongoing negotiations with stakeholders, is expected to be fully implemented by 2009.

As previously disclosed, we are looking for opportunities to realize additional value through the sale of our 29,000 hectares of private timberlands. We have applied to the Ministry of Forests to remove these lands from their associated TFL and have engaged an advisor to assist us with the sales process. Proceeds from any sale would predominantly be used first to pay down the $90 million Canadian long-term facility and thereafter the U.S. dollar long-term facility, subject to any funds retained and deposited in the working capital reserve, all in accordance with the terms of these new facilities.

                             BUSINESS OF THE COMPANY

COMPANY PROFILE

We are a major integrated softwood forest products company operating in the coastal region of British Columbia. Our primary business is solid wood and includes timber harvesting, reforestation, forest management, sawmilling logs into lumber and wood chips and value-added lumber remanufacturing. Our lumber products are currently sold in over 20 countries worldwide. Historically, we also carried on pulp operations consisting of producing and marketing Northern Bleached Softwood Kraft ("NBSK") pulp. However, as discussed under "General Development of the Business - Recent Developments", on December 15, 2005 we announced the closure of our pulp mill and our decision to exit from the pulp business which became effective with the final production run on January 26, 2006 and the majority of the work force completed their employment on March 9, 2006.

Our current allowable annual timber harvest from our regulated forest tenures is approximately 3.3 million m(3), having recently been reduced in connection with the province-wide timber take-back under the FR Act. In addition to the approximately 180,000 m(3) of AAC from private timberlands included in our regulated forest tenures, we have an additional 100,000 and 19,000 m(3), respectively, of volume available annually from unregulated timber licenses and private lands. Harvest operations are primarily conducted on government owned timberlands, in accordance with the terms and conditions of our tree farm licenses ("TFLs"), forest licenses ("FLs"), TLs and private lands external to these tenures.

As of the date hereof, our manufacturing plants consist of:

     -    five sawmills with a total annual production capacity of approximately
          1.0 billion board feet of green lumber (including one sawmill on indefinite shutdown with annual production capacity of approximately 200 million board feet and annual kiln drying capacity of approximately 65 million board feet which we continue to operate) and annual by-product production capacity of approximately 650,000 units of wood chips;

     - a value-added lumber remanufacturing plant with an annual lumber drying and production capacity of approximately 90 million board feet; and

     -    a log merchandiser that performs custom chipping for third parties.

Following the proposed Acquisition of Cascadia and the recent completion of the acquisition of Englewood Logging Division, our business will comprise nine sawmills with over 1.5 billion board feet of annual lumber capacity, five remanufacturing plants and timberland operations with approximately 7.7 million m(3) of annual allowable cut from high-quality Crown-owned tenures on Vancouver Island, the British Columbia mainland coast and the Queen Charlotte Islands.

STRATEGY

Our long-term business objective is to create superior value for shareholders by building a margin focused lumber business located on the coast of British Columbia of sufficient size and scale to compete in global softwood lumber markets. To achieve this, our strategy is to own the rights to harvest high quality Crown-owned coastal timberlands, to operate efficient, low cost converting facilities and to produce and sell high value softwood lumber in demand by global markets. We seek to manage our business with a focus on operating cash flow and maximizing the value of our fibre resource through the whole production cycle from the planning of our logging operations to the production, marketing and sale of our lumber products.

Consistent with our focus on harvesting crown-owned coastal timberlands, subject to regulatory approval with respect to the private timberlands included in our regulated forest tenures, we are looking for opportunities to realize additional value through the sale of our 29,000 hectares of private timberlands (excluding the 6,800 hectares acquired in the Englewood Logging Division acquisition). The proceeds from the sale of these private timberlands would be applied to reduce our indebtedness incurred pursuant to the BBLF Facilities described herein or to the working capital reserve account established pursuant to the BBLF Facilities. We will also look for opportunities to reduce our cost of capital over time as we implement our strategy.

OPERATIONS

Our business is the harvesting of timber and the manufacture and sale of lumber for worldwide markets. Our sawmills process high quality logs, including hemlock, fir and western red cedar, into primarily long length, wide width and higher grade lumber, commodity grades of lumber and residual wood chips which are used for pulp production. Our value-added lumber remanufacturing plant dries, saws and trims lumber for use in producing higher value products such as mouldings, frames and panelling.

We believe that the efficient utilization of our timber resources is essential. Our timber harvesting business seeks to improve log quality and value to our milling conversion plants while providing a low cost fibre supply. We undertake external log sales to improve margin by selling higher value logs that do not currently fit the cutting profile of our sawmills.

Our operating results have been and continue to be affected by a number of factors, including economic conditions in the United States, Japan and Canada, which are the leading markets for our lumber products, and the increase in the value of the Canadian dollar relative to the U.S. dollar and, to a lesser degree, the Japanese Yen and the Euro. In all of these markets our competition is of a global nature as we increasingly face competing products from all regions.

Demand for our lumber products is significantly driven by the level of U.S. housing starts, and indirectly is a function of the health of the U.S. economy and mortgage borrowing rates. The supply of lumber to the United States is primarily tied to the levels of North American lumber production, the ability or inability of certain competitors to shift production between different lumber markets and, since May 2002, the countervailing and antidumping duties imposed by the United States upon Canadian producers of softwood lumber exports to the United States. We have furthermore over the past 5 years seen an increasing level of imported lumber from Europe on the American market. As a result, we are facing similar strong competition when trying to maintain significant lumber shipments to the United States. Another key market for our structural lumber is Japan. As a consequence, the conditions of the Japanese economy and competition from other supply areas in the world have a significant impact on the demand for our lumber products.

INDUSTRY

British Columbia is one of the world's leading forest products regions, with lumber shipments averaging approximately 14 billion board feet per year and pulp and paper shipments of approximately seven million tonnes per year, supported by an annual timber harvest averaging approximately 74 million cubic metres over the previous decade. Catastrophic wildfires in the southern interior of the Province in 2003 and 2004 as well as a continued expansion of the mountain pine beetle epidemic in the central and northern interior in 2005 have led to temporary increases in the AAC in these areas in order to salvage dead and dying timber. With higher interior AACs and harvest levels, there has been a corresponding increase in the availability of chips from interior sawmills for pulp production which has kept the value of pulp logs on the coast depressed.

British Columbia has two major forest regions, coastal and interior, which are differentiated by climate, terrain and forest type and have given rise to two distinctly different segments of the forest industry. Historically, just less than one-third of British Columbia's timber harvest has been from the coastal region. In contrast to the interior forests, the British Columbia coastal forests are distinguished by a wet maritime climate, rugged topography and a variety of high-value coastal forest species with highly productive growing sites. Over the past decade, the coastal timber harvest has declined as a result of the establishment of new parks and protected areas and AAC reductions to conform harvest levels to long-term sustained yields.

The forest products industry categorizes lumber into either hardwoods or softwoods. Softwoods such as hemlock, cedar, spruce, pine and fir are used primarily in construction due to their strength, light weight and ease of nailing. The forest industry also grades lumber into various classifications according to quality. The two broad categories within which all grades fall, based upon the absence or presence of defects and the grain of the wood, are upper grade lumber and commodity grade lumber, respectively. Upper grade lumber is a grade of lumber which is substantially clear of defects and is obtained primarily from mature timber in areas which have not been previously harvested.

FOREST RESOURCES

TIMBER TENURES

Approximately 95% of all forest resources in British Columbia are owned by the Province and administered by the Ministry of Forests. Subject to provincial legislation and related regulations, rights to harvest timber on such land may be granted on behalf of the Province by the Ministry of Forests in the form of timber tenures. Our timber tenures comprise TFLs, FLs and TLs. We undertake to manage the forest lands to which our timber tenures relate to produce an annual harvest in accordance with the terms of our licenses and the AAC volumes determined by the Ministry of Forests for each TFL and FL.

A TFL is a replaceable timber tenure that requires the licensee to manage a specified area of timberland on a sustained yield basis. TFLs are granted for 25-year terms and, subject to satisfactory performance of its obligations under the TFL agreement by the licensee, are replaced by the Minister of Forests every five to 10 years with a new TFL with a 25-year term. Prior to the acquisition of TFL 37, approximately three quarters of our total AAC is derived from our three
TFLs: TFL Nos. 6, 19 and 25. TFL Nos. 6, 19 and 25, acquired from our Predecessor, were replaced in 2000, 2001 and 1999, respectively, for 25 year terms. We expect to have TFL No. 25 replaced in 2006, however, replacement is subject to the Province completing consultation with potentially affected First Nations. (See "First Nations Land Claims").

Other areas of the Province's timberlands which are not designated as TFLs are organized into timber supply areas ("TSAs"). FLs are issued within each TSA with the AAC being determined at the TSA level and the overall harvest for the TSA being allocated and managed by the Ministry of Forests on a sustained yield basis. FLs are volume-based tenures which authorize a specified volume of timber to be cut within a specific TSA. FLs generally have a term of 15 years and are replaceable every five to ten years with a new FL with a term of 15 years, subject to satisfactory performance by the licensee of its forest management obligations in the FL. While we have seven FLs, only three have allowable annual cuts in 2006 as a result of the Forestry Revitalization volume take backs. Two of these active FLs are located in the Mid Coast TSA. The third is located in the Strathcona TSA. All of the FLs were replaced in 1998 for 15 year terms.

Excluding the TLs acquired in connection with the acquisition of the Englewood Logging Division, we also hold and harvest timber from 143 TLs, covering an area of approximately 85,000 hectares. TLs are area-based tenures which, if external to TFLs, permit the licensee to harvest the area over a specified period of time but without any periodic limits. Nineteen of our TLs are situated outside of our TFLs while 124 are included within them. At the end of 2005, these TLs contained approximately 21 million m(3) of mature timber.

TLs within a TFL are managed on an integrated basis with other government and private timberlands within the same TFL and remain part of the TFL after harvest. The terms of these TLs coincide with the terms of the TFLs in which they are incorporated. They are automatically extended when the TFL is replaced. The timing of harvesting from external TLs is subject to the practice guidelines of the Ministry of Forests, but is otherwise at our discretion. Those TLs which are outside of our TFLs expire at varying dates ranging from 2008 to 2016.

Negotiations to implement the FR Act volume and area takebacks have identified 39 TLs within TFLs and 8 TLs outside of TFLs that will see either full or partial reversion to the Crown (excluding the TLs acquired in connection with the Englewood Logging Division). The administrative details to effect the area takebacks are expected in 2006 for the 8 external TLs but may be delayed for one or more years for the internal TLs as they will be associated with adjustment to TFL boundaries. Another 4 TLs within TFL 25 are expected to be fully or partially reverted once the government establishes new Central and North Coast Protected Areas.

Our Predecessor's 1998 study of its TLs situated outside of TFLs indicated a feasible harvest schedule of approximately 100,000 m(3) annually over the next 20 years. The Forestry Revitalization Plan ("FR Plan") take-back reduced the external TL merchantable volume by approximately 20%. The nominal AAC can be maintained at the previously forecast level or could be reduced to 80,000 m(3). In 2004, legislation governing TL renewals was replaced. The Crown may now agree to a single extension to a TL term for no longer than three years. In 2005, eight expiring TLs were renewed until 2008. This change as well as the FR Plan take-backs will require us to re-evaluate our timetable to harvest this unregulated volume.

In late 2004 we applied to the Minister of Forests to have approximately 28,300 hectares of private land withdrawn from our three TFLs. We have been in negotiations with the Crown on what if any conditions may be applied to this withdrawal. If successful, we will consider the sale of some or all of the private timberlands on terms satisfactory to us.

TIMBER HARVEST

The AACs for TFLs and TSAs are determined by the Chief Forester of the Province and are intended to reflect timber conditions, regional and local economic and social interests, and environmental considerations. In mid-2003, the annual and periodic timber harvest requirements were changed as a result of the enactment of the Forestry Revitalization Amendment Act (British Columbia). For major licenses, the volume of timber to be harvested over any five year cut control period, other than the final cut control period for a license, continues to be capped at 110% of the sum of the AACs for that period and 100% of the sum of the AACs for the final five year cut control period. However, there are no longer any annual cut controls nor any minimum harvesting requirement for any cut control period. Furthermore, the tenure holder has lost the ability to request the carry forward of unharvested volumes of timber into new cut control periods and any unharvested volume left at the end of a cut control period can be taken by the Crown and reallocated to other parties. This legislative change was applied retroactively to the beginning of 2003 as it pertained to annual cut controls and retroactively to the beginning of any active five year period as it applied to five year cut control limits.

Existing legislation requires the Chief Forester for British Columbia to review sustainable timber harvesting levels in each TSA and TFL in the Province every five years and to issue a "determination" relating to the same which may recommend reductions or increases in the AAC of the TSA or TFL. The Provincial Chief Forester was expected to determine a new AAC for our TFL 25 during the year. However, as discussed previously under "Timber Tenures" a replacement for TFL 25 did not occur in 2004 and an AAC determination for TFL 25 is now anticipated in 2006. In summary, no adjustments as a result of these reviews were made to any of our tenure AACs in 2005.

Under Part 13 of the Forest Act (British Columbia) ("Forest Act"), the Province can "designate" areas of Crown land and then suspend or vary permits, licenses and plans in force within the area. At the same time, the Province can reduce the AAC attributable to the designated area. If the Provincial Government determines that it is in the "public interest", Part 13 of the Forest Act enables it to specify Crown land as a "designated area" for a period of up to a maximum of 10 years. Once Crown land is specified as a designated area, all harvesting and permit rights are suspended or varied. When the term of the designated area expires, the harvesting and permit rights will be restored. Following the first stage of the Central Coast Land and Resource Management Plans ("LRMP") in 2001, the Province designated various areas in the plan area and reduced the AACs of various tenures. On July 1, 2004 the Central and North Coast Part 13 designations were cancelled and then replaced. However, the AAC reductions that accompanied the first Part 13 designations were not reintroduced and AACs for affected licenses returned to their previous levels. Through 2005 the Central Coast tenure AACs were maintained at their pre-Part 13 levels. However, the final round of FR Plan reductions to the FL A16847 AAC resulted in that tenure's AAC being reduced from 108,086 to 38,436 m(3) at the end of 2005.

The Provincial Government met its announced goal of protecting 12% of the land area of the Province from development through the establishment of parks by the end of 2000. However, meeting this protection goal did not end land use planning processes that have continued through 2005. While the tenures contributing some 80% of our AAC have been dealt with under the regional Vancouver Island Summary Land Use Plan, the balance remained subject to other sub-regional land use processes.

The Central Coast LRMP submitted the final consensus report to the Provincial Government in May 2004. The North Coast LRMP concluded with a consensus report in February 2005. The Provincial Government has used the two reports to inform negotiations with Central and North Coast First Nations on the final LRMP outcomes. These government to government negotiations have continued into 2006 and are anticipated to conclude by mid-year. A preliminary announcement was made by the Provincial Government on February 7, 2006. See "General Development of the Business - Recent Developments".

TAKE BACK SETTLEMENT

Retroactive to March 31, 2003, the Provincial Government as part of the FR Plan, reduced Crown harvesting rights by approximately 20% in exchange for compensation payable by the Crown. This take-back reduced our harvesting rights by 685,216 m(3) from our TFLs and FLs and removed 827 hectares from our external TLs. For these take-backs, our tenures were grouped together so that our reduction came from our group of licenses as a whole rather than requiring 20% from each license.

In 2004, we completed negotiations with the Crown to establish where the take-back areas for pricing purposes would come from. A settlement framework agreement was reached on compensation to be paid to us and, in 2005, pursuant to terms of the settlement framework agreement, we received $16.5 million in compensation for the loss of the 685,216 m(3) of AAC and 827 hectares of timber licenses. Under this agreement, we also received an advance payment of $5 million towards compensation for improvements we made to Crown land in the take-back areas.

For the balance of 2005, we continued to negotiate the actual compensation for improvements but have not reached an agreement yet. We did reach agreement on the take back areas within the external TLs but there was no resolution on where the take-back areas for First Nations and small tenures from within TFLs would be located.

Two Ministerial Orders, received at the end of 2004, put the AAC reductions into effect. The first Order reduced various tenure AACs by a cumulative 526,171 m(3) effective on December 31, 2004 while the second reduced various tenure AACs by a further 159,045 m(3) effective the end of the day on December 31, 2005. By the end of 2005, the FR Act had cumulatively reduced our TFL AACs by 292,455 m(3) and our FL AACs by 392,761 m(3). The considerable effort put into negotiations with the Crown resulted in much of the take-back volume coming from tenures not directly associated with forestry dependent communities.

Negotiations in 2006 will focus on finalizing the take-back areas for First Nations and small tenures and securing the final compensation payments for improvements.

In 2003, the Crown budgeted for two funds totalling $275 million - $200 million to compensate British Columbia forest companies for the reduction of harvesting rights and $75 million to mitigate impacts on their displaced contractors as well as company and contractor employees. In early 2005 the Crown increased each fund by $50 million in fiscal 2005/06. Some of these funds were accessed in 2005 to compensate some of our displaced workers and contractors.

FIBRE SUPPLY

Our fibre requirements are met with logs harvested from our timber tenures and private lands, logs purchased on the open market and until December 31, 2005, logs acquired under a saw log purchase agreement with a third party, log trading activities and logs acquired in exchange for wood chips. Our log trading department is responsible for ensuring an adequate supply of suitable logs for our plants. We engage in log trading activities to correct imbalances in the supply and demand in terms of the size, grade and species of logs. In addition, in order to ensure a continuing supply of timber, we maintain an active reforestation program.

All of our timber harvesting operations are located in the coastal region of British Columbia. Logging is conducted primarily on government timberlands allocated to us under our TFLs, and to a lesser extent, under our FLs and TLs. In addition, some logging takes place on private lands external to our TFLs. The timber covered by our timber tenures contains a substantial amount of presently harvestable mature timber stands that are located in areas that have never been commercially harvested. We believe that these stands are particularly valuable, as the substantial size of the trees should allow us to produce a high volume of upper grade lumber. Upper grade lumber is sold based upon appearance and is used in the manufacturing of doors, window frames, panelling, mouldings and siding.

The long-term species distribution of our timber resources is approximately 60% hemlock and balsam, and 35% cedar and cypress, with the balance made up of Sitka spruce, Douglas fir and various minor species. Production over the five year period through 2005 has closely mirrored this distribution with 45% hemlock, 16% balsam, 23% cedar, 5% cypress, 9% Douglas fir and 2% spruce harvested. This indicates that harvest plans are accessing the timber profile rather than targeting specific higher valued species.

The available cut, including the AAC of our TFLs and FLs, actual cut, log supply and log usage for each of the last three years are set out in the following table:

                                                     Actual Cut(1)
                              ----------------------------------------------------------
                                              Period from                                          Available Cut(2)
                               Year Ended     July 28 to     Period from     Year Ended           as at December 31
                              December 31,   December 31,    January 1 to   December 31,   -------------------------------
                                  2005           2004       July 27, 2004       2003         2005      2004        2003
                              ------------   ------------   -------------   ------------   -------   -------   -----------
(thousands of cubic metres)      Company        Company      Predecessor     Predecessor   Company   Company   Predecessor
TFLs ......................       2,393          1,240          1,932           2,266       2,723     2,917       2,847
FLs .......................         435            304            351             261         753       976         929
Other lands(3) ............         105             33             65              89         119       449         449
                                  -----          -----          -----           -----       -----     -----       -----
   Total log production ...       2,933          1,577          2,348           2,616       3,595     4,342       4,225
                                  =====          =====          =====           =====       =====     =====       =====
Total logs purchased ......         626            418            749           1,216
                                  =====          =====          =====           =====
Total logs consumed(4) ....       3,028          1,373          2,006           3,506
                                  =====          =====          =====           =====
Total logs sold ...........         763            527            670             721
                                  =====          =====          =====           =====

(1) The actual cut represents production and does not include residue volume, which contributes to the AAC total.

(2) The available cut for the TFLs and FLs is the AAC determined by the Province's Chief Forester. At midnight December 31, 2005 the available AAC was further reduced on the TFLs and FLs by 31,000 and 128,000 m(3) respectively as the final FR Plan take back from these tenures. External TL adjustments will occur in 2006. It is anticipated that an additional AAC reduction not related to the FR Act will be instituted once government to government negotiations on the Central and North Coast LRMPs are concluded in 2006.

(3) 19,000 m(3) of Available Cut is attributed to private managed forests lands outside of TFLs, 100,000 m(3) to TLs outside of TFLs.

(4) Includes logs consumed by the Port Alice pulp mill until May 11, 2004 when it was sold by our Predecessor.

In 2005 we had some 30 active logging and forestry operations on Vancouver Island as well as the South, Central and North Coast Mainland. Approximately 70% of our operations are on Vancouver Island. For historical and legal reasons, logging is conducted by a combination of both company operated and contractor operations. We plan and co ordinate all of the timber production from the various operating sites. As a result of the FR Plan take-back at the end of 2004 and 2005 there will be a reduction in the number of operations in 2006. (See "Forest Resources - Take-Back Settlement")

Saw logs are sorted according to size, grade and species and directed to our sawmills or in the event that the logs are not suitable for our manufacturing programs, are sold on the open market. Pulp logs harvested from our logging operations are sold under long term contracts. We continue to operate a log merchandiser which since the closure of the Squamish Pulp mill has become a custom chipping operation producing chips for other pulp operators. Bundle booms and self-dumping log barges are used to transport logs by water to our manufacturing plants and to the Vancouver log market. A small percentage of logs are delivered to our manufacturing plants by truck.

Our sawmills have a total annual production capacity of approximately 650,000 units of wood chips. These chips constituted the primary source of the fibre for the Squamish pulp prior to its closure on January 26, 2005. Since that date, residual chips from our manufacturing operations are being sold under long term fibre supply agreement. We also trade chips or log volumes with third parties to secure preferred fibre or for cost benefit. Wood residue produced by the sawmills and the log merchandiser, principally sawdust and bark, is either used as a fibre supply for specialty pulp operations (some of the sawdust) or as hog fuel which is sold to other pulp mills.

The wood chip supply and usage for each of the last three years from our operations are set out in the following table:

                                                      Period from       Period from
                                  Year ended           July 28 to       January 1 to       Year Ended
                               December 31, 2005   December 31, 2004   July 27, 2004   December 31, 2003
                               -----------------   -----------------   -------------   -----------------
                                    Company             Company         Predecessor       Predecessor
(thousands of units)
Wood Chips produced.........          664                 304               439               760
Wood Chips purchased........          377                 194               147               240
Total Wood Chips consumed...          752                 361               371               682
Total Wood Chips sold.......          306                 142               193               307

STUMPAGE CHARGES

Stumpage is the fee that the Provincial Government charges forest companies to harvest timber from Crown land as well as private timber harvested on the Province's land (TL). Prior to February 29, 2004 the Comparative Value Pricing ("CVP") system determined the amount of stumpage to be paid and was based on a revenue target set by the Provincial Government and adjusted on a periodic basis.

On February 29, 2004, CVP was replaced by the Coast Market Pricing System ("MPS"). All CVP stumpage rates (as at January 1, 2004) were frozen as of February 28, 2004, and stumpage billing for active cutting permits was continued at those rates while cutting permits issued after this date will be assessed stumpage under the Coast MPS. However, for cutting permits active on February 28, 2004, licensees were able to select whether to continue using CVP or move to their CVP permits to the Coast MPS. Operations made this selection on the basis of which rate would be most advantageous. The transition also allowed for permits to be surrendered and this opportunity was used to retire permits which no longer were economic. However, where a surrendered permit had been activated but not completed, the licensee would have been billed for this un-harvested remaining volume. A one shot "amnesty" program allowed licensees to surrender fully intact cutblocks without penalty on or before May 31, 2005.

The following table illustrates the relationship of stumpage expenses relative to the total log production for each of the last three years:

                                                       Period from        Period from    Years Ended
                                    Year Ended          July 28 to       January 1 to   December 31,
                                December 31, 2005   December 31, 2004   July 27, 2004       2003
                                -----------------   -----------------   -------------   ------------
                                     Company             Company         Predecessor     Predecessor
(thousands)
Log production (cubic metres)          2,880               1,579             2,348           2,616
Stumpage                             $26,511             $23,169           $35,987         $53,737

FOREST MANAGEMENT

We manage our forest tenures and privately owned forest lands according to Sustainable Forestry Management Principles, which include a commitment to meeting or exceeding government requirements. As part of the rights and responsibilities that accompany the Crown tenures held by us, staff carry out or supervise pre-harvest planning, subsequent road building and harvesting operations and the follow-up silviculture treatments to establish free-growing second growth stands.

Pre-harvest planning includes a wide spectrum of activities from the collection of inventory and assessment data to the development of higher level Management Plans for TFLs and Forest Development Plans for specific planning areas within TFLs or FLs. These plans take a broad range of timber and non-timber factors into account, including but not limited to: wildlife, fisheries, water quality, soil sensitivity, terrain stability, visual quality, biodiversity, archaeological sites and cultural features, cave and karst features, timber species distribution and value. These higher level plans provide direction for the development of site specific plans and lead to the applications for specific road building and harvesting permits.

Following harvest, we reforest all disturbed areas and conduct follow-up surveys and silvicultural treatments to ensure that these harvested areas meet "free-growing" requirements within specified timelines. Once free-growing, young stands are left to develop without further attention into second growth forests ready for subsequent harvest. All of these "basic" silviculture requirements are carried out at our expense. In 2005, we spent $7.2 million in meeting basic silviculture obligations.

Our tenures are managed by a staff of registered professional foresters and engineers who are involved in planning and inventory, road and bridge development, harvesting, silviculture and forest health and protection programs. We operate the Saanich Forestry Centre, which includes a 3 million seedling nursery and a tree seed orchard that produces select seed for reforestation.

In April 2002, the Provincial Government replaced Forest Renewal B.C. with the Forest Investment Account ("FIA"), administered by PricewaterhouseCoopers. FIA is funded by an appropriation approved by the Provincial Government, rather than a stumpage levy, and authorizes the Minister of Forests to provide funding for certain forest management activities. Specific amounts are dedicated to provincial level programs, while other amounts are allocated to tenure holders. Together with our Predecessor, we accessed $1.2 million from FIA to carry out a range of projects in 2005.

SOLID WOOD FACILITIES

We own five sawmills, a log merchandiser and a value-added lumber remanufacturing plant. The Saltair sawmill is on indefinite curtailment although we continue to operate its planer and drying facilities. Four of the five sawmills use some computer controlled equipment to optimize the lumber recovery at the mill. Our high quality timber supply (western red cedar, douglas fir, hemlock, balsam, spruce and yellow cedar) and the particular design of our sawmills enable us to produce specialty products such as upper grade lumber, lumber with long lengths (over 20 feet) and wide widths (over 10 inches), lumber produced from western red cedar, and baby squares and beams used in traditional Japanese housing. These products command premium prices compared to commodity construction grades, such as SPF 2x4 lumber. Much of the softwood timber in North America is not capable of producing substantial quantities of these specialty products, as the trees are too small.

All of our sawmills are located on Vancouver Island. Our Duke Point and Nanaimo sawmills are both located in Nanaimo. Our Ladysmith and Saltair sawmills are located on adjacent properties in Ladysmith. Our other sawmill on Vancouver Island is located at Cowichan Bay. All of our sawmills on Vancouver Island have adjacent water lots which are leased from the Province and have barge loading facilities to handle water-borne shipments of sawmill products. The Duke Point, Cowichan Bay, Ladysmith and Saltair sawmills are situated on land we own. The Nanaimo sawmill is situated on an 8.5 hectare site, which includes 6.1 hectares that we own and 2.4 hectares leased from the Nanaimo Port Authority.

The Duke Point and Nanaimo sawmills process large diameter logs of mixed species, while the Cowichan Bay, Ladysmith and Saltair sawmills process small diameter logs. All of our sawmills can handle mixed species. The Nanaimo sawmill cuts predominantly Douglas fir and hemlock logs and produces a wide range of high-value specialty lumber products primarily for the Japanese market. The Saltair sawmill can cut for both the Japanese and North American markets and can process western red cedar. The Saltair and Nanaimo sawmills have received authorization to stamp their lumber as having met the quality control requirements of the Japanese Agricultural Standard, indicating that the lumber meets rigorous Japanese structural grading rules. The Saltair sawmill has three natural gas powered kilns that have been refurbished and are estimated to be capable of drying 70-100 million board feet of dimensional lumber per year.

Until October 28, 2005, we operated a sixth sawmill, the Silvertree-Vancouver sawmill, located in Marpole, in suburban Vancouver which has now been closed, the buildings demolished and the site sold with closing subject to environmental remediation by the Company. It processed cedar logs and large diameter hemlock. The sawmill was located on land which fronts the Fraser River and was owned by us. The mill had barge loading facilities to handle water-borne shipments of sawmill products.

The current annual lumber production capacity and actual lumber production for each of our sawmills for each of the last three years are set out in the following table:

                                             Period from
                               Year Ended    July 28 to     Period from    Years Ended
                Capacity(1)   December 31   December 31,    January 1 to   December 31
                  (MMfbm)         2005          2004       July 27, 2004       2003
                -----------   -----------   ------------   -------------   -----------
Sawmills                        Company        Company      Predecessor    Predecessor
Cowichan Bay         215          126             56             79            122
Duke Point           225          135             52             63             86
Ladysmith            170           90             29             57             90
Nanaimo              213          130             60             75            128
Saltair(2)           215          104             50             73            120
Silvertree(3)        n/a           63             42             42             69
                   -----          ---            ---            ---            ---
                   1,038          648            289            389            615
                   =====          ===            ===            ===            ===

(1) As at December 31, 2005 based on three shifts and 250 operating days. Normally operating two shifts.

(2) Sawmilling operations at Saltair were indefinitely suspended on October 28, 2005.

(3)  Operations at Silvertree were closed on October 28, 2005.

Our log merchandiser is located on land we own at Nanaimo on Vancouver Island. The water lots necessary to operate this plant are leased from the Province and the Nanaimo Port Authority.

Our value-added lumber remanufacturing plant dries, cuts, resaws and trims lumber into various grades and dimensions, which are used primarily in the manufacturing of mouldings, panelling and frames for doors and windows. The plant is located in Chemainus and is situated on land owned by us. It is comprised of 10 kilns, which are utilized to dry lumber produced at our sawmills, a planer mill, and resawing, sorting and trimming facilities. The plant has an annual drying and production capacity of approximately 80 million board feet of lumber and in 2005 processed approximately 34 million board feet of lumber.

See "Business of the Company - Environment" for a discussion of environmental matters.

Each of our sawmills, our log merchandiser and value-added lumber remanufacturing plant are subject to a first priority charge under the BBLF Facilities. See "Capital and Debt Structure - Senior Secured Facilities" for a discussion of encumbrances on our assets.

DISCONTINUED PULP MILL OPERATIONS

We own and until January 26, 2006, operated an NBSK pulp mill on the mainland of British Columbia near Squamish. The Squamish mill is located on the coast with easy access to water transportation approximately 65 kilometres north of Vancouver. The mill had a high quality water supply, access to a natural gas pipeline, close proximity to sources of raw materials, major storage and shipping terminals, and access via ferry to Squamish and then by road to Vancouver. The Squamish pulp mill is situated on land we own. The water lot that was necessary to operate the mill is leased from the Province. We are currently evaluating alternative uses for the site.

The actual pulp production for the Squamish pulp for each of the last three years are set out in the following table:

                                                        Period from       Period from    Years Ended
                      Capacity       Year Ended          July 28 to       January 1 to   December 31
                        ADMT     December 31, 2005   December 31, 2004   July 27, 2004       2003
                      --------   -----------------   -----------------   -------------   -----------
                                      Company             Company         Predecessor    Predecessor
Pulp Production
(thousands of ADMT)    275(1)           279                 119               147            253

(1) Annual production capacity as at December 31, 2005 based on 24 hours per day and 344 days per year.

See "Item 4. - Business of the Company - Environment" for a discussion of environmental matters.

Our pulp mill is subject to a first priority charge under the BBLF Facilities. See "Capital and Debt Structure - Senior Secured Facilities" for a discussion of encumbrances on our assets.

SALES, MARKETING AND DISTRIBUTION

Our lumber products are marketed and sold in North America by a separate sales and marketing division that primarily sells our lumber products directly to wholesale lumber distributors. Sales to the Japanese market is performed by our Japanese sales group based in Vancouver who sell direct to the Japanese trading houses. European lumber sales are made via agents. Direct liaison with the consumers of our lumber products provides us with the ability to react quickly to changes in market conditions and customer requirements and achieve lower selling costs. We adjust our sawmill processing programs in order to customize products to meet the specific requirements of our customers or change in market conditions.

Most of our lumber products are sold green (not kiln-dried or air-dried) however, certain specialty products require kiln-drying. We offer a comprehensive line of traditional components for the Japanese market. Our focus in Europe is kiln-dried, high-grade specialty products used predominantly in Germany, Italy and the United Kingdom.

The distribution of the Company's sales by geographic area and by product line for each of the last three years is set out in the following table:

Towards the end of 2005 the Japanese Government started a process of providing local forest owners with incentives to support local sawmills with more logs at competitive prices. The government has also encouraged large users to give favorable consideration to local species. This has had a short term impact on certain imported species and products which compete directly with the locally manufactured products.

                                                     Period from        Period from     Years Ended
                                  Year Ended          July 28 to       January 1 to     December 31,
                              December 31, 2005   December 31, 2004    July 27, 2004        2003
                              -----------------   -----------------   --------------   --------------
                                   Company             Company        Predecessor(1)   Predecessor(1)
                              -----------------   -----------------   --------------   --------------
                                                                         Restated         Restated
(thousands of dollars)
Sales by geographic area
   Canada .................        $160,040           $ 86,860          $122,563          $152,675
   U.S. ...................         252,482            110,753           142,609           216,294
   Asia ...................         177,625             94,509           112,917           170,287
   Europe .................          64,381             29,299            46,775            73,184
   Other ..................          12,628              2,685            10,962            11,660
                                   --------           --------          --------          --------
                                   $666,796           $324,106          $435,826          $624,100
                                   ========           ========          ========          ========
Sales by product line
   Lumber .................        $384,268           $173,344          $238,724          $331,704
   Logs ...................          91,889             59,502            81,255           106,480
   Sawmill by-products ....          23,669             10,894            14,576            22,000
                                   --------           --------          --------          --------
                                    499,826            243,740           334,555           460,184
   Pulp(1) ................         166,970             80,366           101,271           163,916
                                   --------           --------          --------          --------
                                   $666,796           $324,106          $435,826          $624,100
                                   ========           ========          ========          ========
Solid Wood Segment
   Lumber
      Canada ..............        $ 44,482           $ 16,455          $ 26,731          $ 24,190
      U.S. ................         242,429            105,885           137,338           206,023
      Asia ................          65,763             39,734            53,654            79,296
      Europe ..............          22,606              8,898            12,420            18,848
      Other ...............           8,988              2,372             8,581             3,347
                                   --------           --------          --------          --------
                                    384,268            173,344           238,724           331,704
                                   --------           --------          --------          --------
   Logs
      Canada ..............          91,889             59,502            81,255           106,480
                                   --------           --------          --------          --------
   Sawmill by-products
      Canada ..............          23,669             10,894            14,576            22,000
                                   --------           --------          --------          --------
Total Solid Wood Segment           $499,826           $243,740          $334,555          $460,184
                                   ========           ========          ========          ========
Pulp Segment(1)(2)
   Canada .................        $      0           $      9          $      1          $      5
   U.S. ...................          10,053              4,868             5,271            10,270
   Asia ...................         111,503             54,775            59,263            90,991
   Europe .................          41,775             20,401            34,355            54,337
   Other ..................           3,639                313             2,381             8,313
                                   --------           --------          --------          --------
   Total Pulp Segment .....        $166,970           $ 80,366          $101,271          $163,916
                                   ========           ========          ========          ========
Total Solid Wood Segment
   and Pulp Segment .......        $666,796           $324,106          $435,826          $624,100
                                   ========           ========          ========          ========

(1) Pulp sales of our Predecessor exclude sales from the Port Alice pulp mill which was sold by our Predecessor on May 11, 2004 to PASCI.

(2)  Our Squamish pulp operations ceased production in January 26, 2006.

Lumber from our sawmills is delivered to market by ocean-going vessel and barge, and by rail and truck. Pulp from the Squamish pulp mill was shipped by ocean-going vessel and barge.

In a normal operating year, there is some seasonality to our operations with higher activity in the second and third quarters as construction activity, particularly in the US tends to be higher. Logging activity may also vary depending on weather conditions due to snow and ice in the winter and the threat of forest fires in the summer.

Lumber shipments and sales into North American lumber markets are generally higher during the period from mid-March to mid-September of each year, coinciding with the preferred weather for housing construction. Other export markets for the solid wood segment do not have a pronounced seasonal pattern.

COMPETITION

Lumber is largely a commodity and the market is cyclical. We compete on both a domestic and international level with a large number of forest products firms, ranging from very large integrated firms to smaller specialty firms. Many of these competitors notably from Europe have a strong pulp focus which is reflected in their marketing strategy. We also compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. The market for lumber is highly competitive and sensitive to cyclical changes in industry capacity and the economy, both domestically and internationally. Changes in the level of competition, industry capacity and the global economy have a significant impact on our selling prices and overall profitability. Our competitive position is influenced by the availability, quality and cost of fibre, energy and labour, and our plant efficiencies and productivity in relation to our competitors. Changes in the political and social environment in which we operate may also impact on ability to compete.

A number of forest policy changes have been announced and implemented by the Provincial Government. Greater ability to acquire new tenure has been balanced by a requirement for a "competition" test to ensure that markets for logs or chips are not detrimentally affected. The regulation to determine the competition test has not been prescribed. In the interim, the Provincial Government is determining whether competition is unduly restrictive for this purpose on a case by case basis. Hence, the impact cannot be determined at this point in time.

Our competitive position has also been affected by countervailing duties and antidumping rates imposed by the government of the United States on shipments of softwood lumber into the United States from Canada. See "Business of the Company
- Softwood Lumber Dispute".

ENVIRONMENT

ENVIRONMENTAL POLICy

We are committed to the protection of the environment and work with government, local communities, First Nations, environmental groups and other interested stakeholders to identify and address issues of environmental concern in all aspects of our business. Our operations are subject to a wide array of federal, provincial and local environmental legislation regulating water, land and air discharges and solid and hazardous waste management, disposal, transportation and remediation. To oversee and co-ordinate company-wide efforts to comply with such legislation, we have established an Environmental, Health and Safety Committee of the Board of Directors and implemented a reporting system that is designed to monitor environmental compliance with regulatory requirements, identify environmental issues and communicate them to all levels of management and operations. In conducting our operations, we attempt to minimize environmental impact through sound forestry and environmental management practices that meet or exceed government standards and adhere to an environmental policy based on the following:

     - Assessing and evaluating environmental risk on an ongoing basis in order to maintain meaningful environmental objectives and targets and effective operational controls;

     - Allocating sufficient resources to ensure continuing compliance with environmental responsibilities;

     -    Meeting or surpassing all applicable legal requirements;

     - Establishing auditing and reporting procedures to monitor environmental performance, continually improve environmental practices and prevent pollution; and

     - Communicating this policy and our environmental performance to the public as well as our staff, employees and contractors.

ENVIRONMENTAL MANAGEMENT

We have established an Environmental Management System ("EMS") for our timberlands and sawmills. Through third party audits by the Quality Management Institute, as well as internal audits, we have confirmed that the EMS remains in conformance with the International Organization for Standardization ("ISO") 14001 standard. These audits provide important feedback to senior management to ensure that staff, employees and contractors conduct their activities in compliance with the legislation and regulations relevant to the forest products industry. We use documents such as Standard Operating Procedures and Emergency Response Plans, and processes such as Management Review and Corrective/Preventative Action Requests, as a means through which to achieve adherence to our environmental policies.

As of the date hereof, we believe that our solid wood segment is in substantial compliance with all applicable environmental legislation.

Until its closure, we believe that environmental performance at the Squamish pulp mill was substantially in compliance with the requirements of applicable environmental legislation.

The new Contaminated Sites Regulations (British Columbia) came into effect in the fall of 2004. In general, the new legislation will simplify the site remediation process should it be required.

Forest certification is a worldwide initiative that provides independent third party assessments of sustainable forest management practices by forest products producers. It is voluntary and involves a systematic verification and assessment process against a set of criteria and elements. The most broadly accepted Canadian forest values generated to date are embodied in the Canadian Council of Forest Ministers ("CCFM") Sustainable Forest Management ("SFM") criteria and elements. The CCFM SFM criteria and elements are fully consistent with those of the Montreal and Helsinki processes, which are both recognized by governments around the world.

The requirements of the Canadian Standards Association ("CSA") Z809 Standard are defined by the CCFM SFM criteria. In this standard, use of the CCFM SFM criteria and elements as a framework for value identification provides vital links between local level SFM and national and provincial-scale forest policy, as well as a strong measure of consistency in identification of local forest values across Canada.

We undertook a review of our complementary CSA Chain of Custody ("COC") certification and based on the review small modifications were completed early 2005. The COC allows our Duke Point Sawmill, Chemainus Value Added Division, and, until October 28, 2005, the Silvertree-Vancouver Division Sawmill to apply the CSA product label and provides our customers with comfort that these products originate from sustainable managed forests.

Positioning our operations to address customer needs will drive future certification initiatives. Management systems and COC documents continue to be developed for the remaining facilities on an as needed basis. In January 2004 the Squamish pulp mill achieved the Nordic Swan eco-label standard.

Certifications obtained for our timberlands, solid wood operations and pulp mill are summarized as follows:

TIMBERLANDS

     - ISO 14001 Environmental Management System Certification of all timberlands (April 2000)

     - CSA Z809 2002 Sustainable Forest Management Certification of North Vancouver Island Region (November 2001)

     - CSA plus 1163 COC Certification for North Vancouver Island Region (November 2001)

SOLID WOOD MANUFACTURING

     - CSA Plus 1163 COC Certification for Duke Point (January 2002) and Silvertree-Vancouver Division (February 2003).

VALUE-ADDED FACILITY

     -    CSA Plus 1163 COC Certification (February 2002)

     -    ISO 14001 Environmental Certification (February 2002)

PULP MILL - SQUAMISH

     -    ISO 9001-2000 Quality Assurance Certification (1993)

     -    ISO 14001 Environmental Management System Certification (May 1999)

In addition to regular environmental programs, we have been active with other non-core business related environmental initiatives. Five salmon hatcheries supported in whole or in part by us released more than 800,000 salmon fry in 2004. We also actively participate in the BC Hydro Power Smart Program.

In 2004 the final sections of the Species at Risk Act (Canada) were brought into force. This particular statute could affect and possibly redefine future forest practices in British Columbia should the Provincial Government fail to act to the Federal Government's satisfaction. At the end of 2005 a number of environmental groups used the Act to initiate a court challenge to provincial wildlife management policy, demanding that the federal government intervene to protect the spotted owl in British Columbia. This challenge is being watched closely. If successful, it may become the template for other challenges.

FIRST NATIONS LAND CLAIMS

First Nations in British Columbia have made claims of rights and title to substantial portions of land in the Province including areas where our timber tenures and operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified.

First Nations are seeking compensation from governments with respect to these claims, and the effect of these claims on timber tenure rights, including our timber tenures, cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. In 1992, the Federal Government and Provincial Government instituted a tripartite treaty negotiation process with the First Nations Summit, representing the majority of the First Nations in British Columbia. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government. The effect of such a settlement on our timber tenures or the amounts of compensation that we would receive for any taking from our tenures as a result of this process, if any, cannot be estimated at this time.

Some groups have also commenced litigation to pursue their claims. Subsequent to our Predecessor filing under the CCAA, the Quatsino First Nation ("Quatsino") of the Kwakiutl Nation, commenced an action against one of Doman's subsidiaries, and a number of other forest companies and claiming in respect of the subsidiary declaratory relief as to aboriginal title as to certain licensed tenures of the subsidiary and general unspecified damages and compensation for use of forest lands and trees. All claims of the Quatsino capable of compromise under the CCAA were valued at $1.00 and they received dividends on that amount under the Plan filed under the CCAA. However, the aboriginal title claims of the Quatsino were not affected by the Plan filed under the CCAA.

In a landmark decision in late 2004, the Supreme Court of Canada determined that there is a duty to consult with and, where appropriate, accommodate First Nations where government decisions may impact on claimed, but as yet unproven, aboriginal rights or title. This decision also provided much needed clarification of the duties of consultation and accommodation. The Court found that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government. Subsequent decisions such as the Supreme Court of Canada's decisions in Bernard & Marshall and Mikisew and the Hupacasath decision of the British Columbia Supreme Court have continued to define the relationship between the Crown and First Nations.

Current Provincial Government policy requires that forest management and operating plans take into account and not infringe on aboriginal rights and title, proven or unproven, and provide for consultation with First Nations. This policy is reflected in the terms of our timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would interfere with aboriginal rights and title. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if these decisions could affect lands claimed by them.

In addition, the Provincial Government is also negotiating Forest and Range Agreements with certain First Nations. These agreements are intended to provide workable accommodation of aboriginal interest that may be impacted by certain forestry decisions until such time as those interests are settled through the treaty process. To date, the Provincial Government has entered into agreements with over 100 various First Nations throughout the Province, including a number with First Nations whose traditional territories overlap some of our operating areas.

As a result of the 2004 Supreme Court of Canada decision, industry does not have an obligation to consult or accommodate aboriginal interests, however, industry has a considerable interest in ensuring that Government conducts its consultation properly. We believe that the fostering of mutually beneficial business relationships with First Nations will facilitate these consultations and accommodation processes. We are aware of over 30 First Nations or First Nation Associations which have interests in the area within our tenures. Our Predecessor developed and we continue to develop working relationships with many First Nations. We have timber harvesting, silviculture, planning and other capacity building arrangements with many First Nations.

In March 2005, the Province began meetings with representatives of the First Nations Summit, the Union of B.C. Indian Chiefs and the B.C. Assembly of First Nations to develop new approaches for consultation and accommodation and a vision for a "New Relationship" to deal with Aboriginal concerns. A five-page document, outlining the vision and principles of the New Relationship, was developed as a result of these meetings. It broaches the topic of a new government to government relationship with First Nations, including new processes and structures for coordination, and working together to make decisions about the use of land and resources. The Province also committed to invest $100 million in a one-time fund to help Aboriginal communities build appropriate capacity to provide effective input and participate in the management of lands, resources and social programs.

As the jurisprudence and government policy defining aboriginal rights and title and government policy on consultation and accommodation will continue to evolve, it is not possible to predict the potential impacts on our tenures and forest practices. We remain committed to working with both the Provincial Government and First Nations as the New Relationship is developed.

CAPITAL EXPENDITURES

The following table summarizes capital expenditures for each of the last three years:

                                                                 Period from
                        Three Years Ended                         July 28 to      Period from      Years Ended
                           December 31,        Year Ended        December 31,    January 1 to     December 31,
                               2005         December 31, 2005        2004        July 27, 2004        2003
                        -----------------   -----------------   -------------   --------------   --------------
                         Pro Forma(1)(2)         Company           Company      Predecessor(2)   Predecessor(2)
                        -----------------   -----------------   -------------   --------------   --------------
(millions of dollars)
Solid Wood Segment(3)         $81.5                $17.9             $11.6           $23.6           $28.4
Pulp Segment                    2.0                  0.4                --             1.0             0.6
                              -----                -----             -----           -----           -----
                              $83.5                $18.3             $11.6           $24.6           $29.0
                              =====                =====             =====           =====           =====

(1)  Combined expenditure by the Company and the Predecessor.

(2) Expenditure by the Predecessor excludes expenditures for Port Alice operations.

(3) On July 28, 2004 we adopted a new accounting policy which requires that we expense the cost of spur roads in the period the work is incurred. The Predecessor capitalized and amortized spur roads. See our Management's Discussions and Analysis ("MD&A") for the year ended December 31, 2005 for further details of the accounting policy change.

SOFTWOOD LUMBER DISPUTE

On March 21, 2002 and further adjusted on April 25, 2002, the USDOC issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79%. The USDOC's final determination in the antidumping investigation resulted in company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies including this Company.

On May 16, 2002, the U.S. International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, effective from May 22, 2002, cash deposits were required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 and since inception of this dispute on April 2, 2001 were refunded.

Effective December 20, 2004, the USDOC implemented new deposit rates for shipments made after this date. The USDOC reduced the countervailing duty deposit rate to 17.18% from 18.79% and the all others antidumping deposit rate to 3.78% from 8.43%. These new deposit rates are based on the USDOC's final rate determinations for the first administrative review period (May 22, 2002 to March 31, 2003 for the countervailing duty case and May 22, 2002 to April 30, 2003 for the antidumping duty case). Effective February 24, 2005, the USDOC further reduced the countervailing deposit rate to 16.37% to adjust for ministerial errors.

On April 26, 2005, we were notified by the USDOC that we were not entitled to use the reduced "all other rate" for antidumping duty deposits of 3.78% unless we filed a changed circumstances review request with the USDOC to confirm that we were the successor in interest to the Predecessor. We subsequently filed an application for an expedited changed circumstances review and received a positive ruling from the USDOC confirming we were entitled to use the "all others rate" of 3.78% effective from August 19, 2005. For the period from April 26, 2005 to August 19, 2005 we posted antidumping deposits at the higher rate of 11.54%.

Effective December 12, 2005, the USDOC implemented new deposit rates based on its second administrative review period (April 1, 2003 to March 31, 2004 for the countervailing duty case; and May 1, 2003 to April 30, 2004 for the antidumping duty case) and reduced the CVD deposit rate to 8.70% and the all others antidumping rate to 2.11%. At December 31, 2005, our combined deposit rate is 10.81% (2004 - 21.21%). Effective January 23, 2006, the USDOC further amended the antidumping rate to 2.10% reducing the combined duty deposit rate for the Company to 10.80%.

We have expensed $36.4 million in duties for the year ended December 31, 2005 ($21.1 million for the period July 28, 2004 to December 31, 2004; $24.0 million for the period from January 1, 2004 to July 27, 2004 for the Predecessor; year ended December 31, 2003 for the Predecessor - $36.1 million). We and the Predecessor have paid U.S.$104.2 million in cash deposits since May 22, 2002.

During the fourth quarter, we were notified that we had been selected as a mandatory respondent in the antidumping duty third administrative review of certain softwood lumber products from Canada. We were selected, along with seven other companies, under the USDOC's new "probability proportional to size" sampling methodology. The review covers deposits at the "all others" rate of 2.11% on the value of our lumber shipments to the United States. Following the third review, we will post antidumping duties at a "company specific" rate that will be determined for us as a result of this review. We do not expect to receive the final results of the USDOC third review until December 2006, consistent with the timing of the USDOC second administrative review determinations announced in 2005.

We and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to pursue appeals of the final countervailing and dumping determinations with the appropriate courts, North American Free Trade Agreement ("NAFTA") panels and the World Trade Organization ("WTO").

NAFTA and WTO panels have issued several rulings with respect to the countervailing and antidumping investigations. The USDOC has responded to these rulings and modified its methodology and calculations in evaluating and calculating subsidy and dumping rates. However, primarily in the countervailing case, with each response to NAFTA panel rulings, the USDOC's methodology changes have resulted in substantive changes to the duty rates, both up and down, making it difficult to accurately estimate, the final rates after all appeals will be complete. As a result, the Company has not recorded any receivable for prior periods related to the change in the cash deposit rate applicable to new shipments.

A NAFTA Panel, in reviewing the "threat of injury" determination made by the USITC, has ruled that the USITC has not been able to provide the NAFTA Panel with substantive evidence to support the USITC ruling of "threat of injury". The NAFTA Panel requested that the USITC reverse its ruling on "threat of injury" with which the USITC reluctantly complied. US interests appealed this ruling to an Extraordinary Challenge Committee ("ECC"). On August 10, 2005 the ECC unanimously dismissed the U.S. Extraordinary Challenge in its entirety. The determination by the ECC could result in the termination of the duty cases and the refund of duties, with interest. However, the U.S. Coalition for Fair Lumber Imports announced plans to initiate a constitutional challenge of the entire NAFTA dispute settlement system as a result of the ECC ruling. In addition, the U.S. administration takes the position that an ITC decision, issued on November 24, 2004, to bring the U.S. into compliance with an earlier adverse WTO decision, supersedes the September 10, 2004, ITC decision, thereby mooting the NAFTA appeals and ECC decision. The Federal Government and other Canadian parties have appealed the U.S. position to the U.S. Court of International Trade.

On October 5, 2005 the NAFTA Panel on countervailing duty ("CVD") issued its decision on the USDOC's fourth remand determination which had resulted in a calculated CVD rate of 1.21 percent. In a unanimous decision for Canada, the Panel overturned the USDOC's last decision. The USDOC was ordered to comply with the remand and on November 22, 2005 the USDOC issued a de minimis finding which should mean that the CVD duty must be revoked entirely. Both sides appealed to the Panel (the Canadian side for a declaration that the CVD case must be terminated and all CVD deposits refunded). On March 17, 2006 the NAFTA Panel unanimously affirmed the USDOC de minimis subsidy finding, but declined to rule on whether the countervailing duty order should be revoked retroactively or only prospectively until the USDOC rules on the issue. The NAFTA Panel decision can be appealed to an ECC. The deadline for making an Extraordinary Challenge will be 31 days after a Notice of Final Panel Action.

The final amount of countervailing and antidumping duties that may be assessed on our Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete, including appeals.

HUMAN RESOURCES

As of December 31, 2005, we had 1,803 employees (of which 1,460 are hourly paid workers). The majority of our hourly paid workers in our solid wood segment are represented by the IWA Council of the United Steel Workers Union. We are a member of Forest Industrial Relations Limited, which represents forestry companies in the coastal region of the Province in their negotiations with the IWA Council. In May 2004, a new collective agreement was implemented. The agreement expires on June 14, 2007.

Our hourly workers in the pulp segment were represented by the PPWC and subject to a five year collective agreement with the PPWC which was due to expire on April 30, 2008. With the closure of the operation, all matters related to
Section 54 (Union Adjustment Process) of the Labour Relations Act is currently underway, and as of the date hereof has not been finalized. In addition, there are certain contractual items under discussion which may proceed to arbitration and/or the Labour Relations Board for final determination.

In our logging operations approximately 50% of the harvesting operations is performed by contractors. The majority of the contractors have replaceable contracts under the Timber Harvesting Contract and Subcontract Regulation (British Columbia).

RESEARCH AND DEVELOPMENT

Silviculture and tree improvement research is conducted primarily by our employees at our Saanich Forestry Centre on Vancouver Island and at our Port McNeill forest operations. The Centre is located north of Victoria, British Columbia and was founded in 1964. It has seed orchards, a seedling nursery with an annual capacity of approximately 3 million seedlings, and a laboratory that provides technical support to maintain seed and seedling quality. The Centre provides us with the ability to select and breed trees with superior growth and form that should improve the quality and quantity of timber produced over time. The Centre's nine seed orchards occupy 15 hectares and produce Douglas fir, western hemlock, western red cedar and Sitka spruce seed with improved properties. Yellow cedar hedges are also maintained for the production of improved cutting material. The nursery supplies our requirements for most species of seedlings. We spent approximately $327,000 on growth and yield studies, tree improvement and silviculture research in 2005.

Our Squamish pulp mill had in-house laboratories and testing facilities for quality control and performance improvement. We also used the services and technical expertise of independent laboratories.

Our logging and sawmilling operations also investigate new equipment and methods to improve operational efficiencies. We are a member of the Forest Engineering Research Institute of Canada which conducts research into forestry activities related to the harvesting and transportation of wood and the growing of trees.

                                  RISK FACTORS

The following risks and uncertainties may have a material adverse effect on our operations, including after the proposed Acquisition, the operations of Cascadia.

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE INDEBTEDNESS

As at December 31, 2005, we had approximately $319.3 million of indebtedness outstanding, comprised of our Secured Bonds ($247.9 million) and our Working Capital Facility ($71.4 million). Following the redemption of the Secured Bonds on March 10, 2006, our long term indebtedness under the BBLF Facilities is approximately $304 million. The level of debt that we have and the limitations imposed on us by the corresponding agreements that we have entered into has important consequences for our business, including the following:

     - a significant portion of our cash flow from operations is used for servicing debt, rather than operations;

     - we may not be able to obtain additional debt or equity financing for future working capital, capital expenditures or other corporate purposes;

     - we may remain vulnerable to economic downturns and be less able to take advantage of significant business opportunities and react to changes in market or industry conditions; and

     -    our less leveraged competitors may have a competitive advantage.

Our ability to pay our debt obligations depends on our current and future performance. To a significant extent, our performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including lumber prices and exchange rates, all of which are beyond our control. No assurance can be given that our business will generate sufficient cash flow from operations to pay our debt obligations or fund our other liquidity needs. We have not generated sufficient cash flow from operations since emerging from CCAA to service our debt obligations and have had to draw on our Working Capital Facility. We believe it will be necessary for us to reduce our level of indebtedness and debt service requirements to sustain and improve our operating performance, particularly if market conditions for our products do not improve.

CASH FLOW AND LIQUIDITY

As a result of the continuing strength of the Canadian dollar, the softwood lumber dispute, current market conditions and our current capital and operating cost structure, we have not generated sufficient cash flows from operations to meet our debt service obligations and to fund the capital requirements and structural changes of our business.

The Company incurred a net loss for the year ended December 31, 2005 of $139.6 million and at December 31, 2005, has an accumulated deficit of $145.1 million. Included in the net loss for the year ended December 31, 2005 is $73.4 million in write-downs of assets and operating restructuring costs related to the pulp mill and sawmill closures and $7.4 million for operating losses of the pulp mill which was closed permanently in early 2006.

As at December 31, 2005, we had approximately $319.3 million of indebtedness outstanding comprised of our Secured Bonds and Working Capital Facility. Our ability to pay our debt obligations depends on our current and future performance. To a significant extent, our performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including exchange rate and lumber prices, all of which are beyond our control. At December 31, 2005, the Company had cash, restricted cash and available lines of credit totaling $54.5 million to fund future operations.

In response to the losses incurred during 2005, the Company closed and consolidated certain of its operations so as to lower its cost structure and improve future operating results. In addition, the Company has entered into an agreement to acquire Cascadia. The Company is financing the proposed Acquisition and raising additional working capital through the Rights Offering and a refinancing of its long-term debt and bank indebtedness. Closing of the Acquisition is dependent on receiving approvals from certain governmental authorities.

Market conditions including foreign exchange rates, prices for its products and other factors will have a significant impact on the ability of the Company to improve financial performance over the next fiscal year. In addition to market conditions, future profitable operations on a long-term basis are also dependent on the Company's ability to successfully integrate its operations with Cascadia's operations and realize significant synergies that we believe should help reposition the Company to successfully compete in global softwood markets. The Company anticipates that the governmental approvals will be received in April of 2006 and the Acquisition will close and the proceeds of the Rights Offering will be released at that time. In the event that market conditions are not favourable and the Acquisition and related financings does not close, the Company will need to consider other strategic alternatives to finance and maintain its operations.

VARIABLE OPERATING RESULTS AND PRODUCT PRICING

Our financial performance is principally dependent on the prices received for lumber, logs and other products. Average prices that we receive for lumber and logs are dependent on the product mix sold as prices vary significantly between species and grade. There is generally some correlation between lumber and log prices over the long-term although they may not correlate closely in the short term due to supply imbalances. Prices for these products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. We cannot provide any assurance as to the timing and extent of any price improvements. On an annualized basis, we estimate that a change of $50 per thousand board feet of lumber would impact operating earnings by approximately $36 million. Following the Acquisition, we estimate that for the combined business a change of $50 per thousand board feet of lumber would impact operating earnings by approximately $60 million on an annualized basis.

The markets for these products are highly cyclical and are characterized by periods of excess product supply due to many factors, including:

     -    additions to industry capacity;

     -    increased industry production;

     - periods of insufficient demand due to weak general economic activity or other causes including weather factors; and

     -    inventory destocking by customers.

Demand for these products is influenced to a significant degree by the global level of economic activity. Additionally, even though costs may increase, customers may not accept price increases for these products. We are not able to predict with certainty market conditions and prices for these products. The results of operations of the Company, and after the proposed Acquisition, Cascadia will depend primarily upon the prices we receive for lumber, logs and chips, and a deterioration in prices of or demand for these products could have a material adverse effect on the financial condition or results of operations of the Company, and after the proposed Acquisition, the combined business.

Our financial performance is also dependent on the rate at which production capacity is utilized. When capacity utilization is reduced in response to weak demand for products, the cost per unit of production will increase, and profitability will decrease. For example, the down-time taken at logging and sawmill operations will generally reduce working capital and preserve liquidity but will also result in higher cost per unit due to the lower production volumes and the expensing of fixed cost over this period.

RISKS OF EXCHANGE RATE FLUCTUATIONS

Excluding pulp, approximately 62% of our sales are made in US dollars, while most of our operating costs and expenses are incurred in Canadian dollars. Our results of operations are reported in Canadian dollars. Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the U.S. dollar has had, and in the future could have, a material adverse effect on our operating earnings and cash flows. On an annualized basis, excluding the effect on our long-term debt, we estimate that a change of 1% in the value of the Canadian dollar per U.S.$1.00 would impact operating earnings by approximately $4 million.

Following the Acquisition, approximately 49% of the Company's sales will be denominated in U.S. dollars and 9% of combined sales will be denominated in Japanese Yen, while most of the operating costs and expenses will continue to be incurred in Canadian dollars. On an annualized basis, excluding the effect on our long-term debt, we estimate that a change of 1% in the value of the Canadian dollar per U.S.$1.00 would impact operating earnings of the combined business by approximately $6 million.

For the one and two years ended December 31, 2005, the Canadian dollar has appreciated by 3% and 11%, respectively, against the U.S. dollar and by 19% and 22%, respectively, against the Japanese Yen.

Following the redemption of our Secured Bonds on March 10, 2006 from the proceeds of the BBLF facilities, we have long-term debt denominated in U.S. dollars of U.S.$187.5 million. Based on the exchange rate in effect on March 10, 2006 of $1.1695, a 1% increase or decrease in the value of the U.S. dollar relative to the Canadian dollar would have a corresponding effect of $2 million on the principal amount of the debt and a corresponding effect of $0.3 million on the annual interest expense when translated into Canadian dollars.

SOFTWOOD LUMBER DISPUTE

The USDOC found that imports of softwood lumber from Canada into the United States were dumped and unfairly subsidized and the USITC determined that the softwood lumber industry in the United States was threatened with material injury by reason of the imports of softwood lumber from Canada. As a result of this finding and determination, the USDOC issued countervailing and antidumping duty orders, which took effect on May 22, 2002. These duties have had a material adverse impact on the operations of our Predecessor and on our operations including reduced profit margins. Cumulative duties, including those of our Predecessor, from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the United States, until December 31, 2005, total approximately U.S.$104.2 million. Pursuant to the Plan, we have the right to any refunds of duties paid by our Predecessor, and may have the obligation to pay further duties. Cascadia and its predecessors have similarly paid such duties in the past; however, under the terms of the Acquisition Agreement and other related agreements, we will not be entitled to retain any refunds due in respect of Cascadia's or its predecessors' operations prior to the closing of the Acquisition.

On November 23, 2005, we were notified that we had been selected as a mandatory respondent in the antidumping duty third administrative review of certain softwood lumber products from Canada. We were selected, along with seven other companies, under the USDOC's new "probability proportional to size" sampling methodology. The review covers the period from May 1, 2004 to April 30, 2005. We are currently posting antidumping duty deposits at the (second) administrative review-specific average rate of 2.11% on the value of our lumber shipments to the United States. (The rates of the mandatory respondents are averaged to determine the review-specific average rate.) Following the review, we will post antidumping duties at the "company specific" rate determined for us. We do not expect to receive the final results of the USDOC review until December 2006, consistent with the timing of the USDOC determinations announced in 2005. The risk of a new "company specific" rate is that our antidumping duty deposit rate may increase, effectively increasing the cost of new lumber being shipped to the United States which may reduce our ability to compete relative to other lumber producers. A new "company-specific" rate may also increase our antidumping duty liability for entries during the third review period beyond the amount of estimated antidumping duties that has been deposited. We have been working with international trade lawyers and accountants to prepare our filings with the USDOC. While there is a risk that our antidumping rate will increase we are unable to predict what the ultimate rate will be or how it will compare to the antidumping rates of the other mandatory respondents or the (third) administrative review-specific average rate applied to non-mandatory respondents once calculated.

Cascadia is currently posting antidumping deposits at the original "all others" rate of 11.54% on its shipments of lumber into the United States, compared to the second review average rate currently being posted by us of 2.11%. There is a risk that following the Acquisition and we may be required to post antidumping deposits in excess of the total amounts currently being posted by the Company and Cascadia.

Although the Federal Government, other provincial governments of Canada and Canadian forest product companies have initiated challenges under the NAFTA and before the WTO, it is not possible to predict the ultimate results of such challenges. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the United States cannot be determined at this time and will depend on the outcome of the challenges and appeals of the final determinations to any reviewing courts, NAFTA or WTO panels or on a negotiated settlement. Unless the challenges are resolved in favour of Canadian lumber companies, the softwood lumber dispute will continue to adversely impact on the financial condition and results of operations of the combined company.

LONG-TERM COMPETITION

The markets for our products are highly competitive on a domestic and international level, with a large number of major companies competing in each market. Many of our and Cascadia's competitors have substantially greater financial resources and less debt than we do. Some of these competitors have the advantage of not being affected by fluctuations in the value of the Canadian dollar to the same extent that we are. We also compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. While the principal basis for competition is price, we also compete to a lesser extent on the basis of quality and customer service. Changes in the level of competition, industry capacity and the global economy has had, and is expected to continue to have, a significant impact on the selling prices and overall profitability of the Company. Our competitive position will be influenced by factors including the availability, quality and cost of fibre, energy and labour, and plant efficiencies and productivity in relation to our competitors. Changes in the political and social environment in which we operate may also impact our ability to compete. We expect that our competitive position will continue to be adversely affected by the increased value of the Canadian dollar relative to the U.S. dollar and the Japanese Yen and by U.S. countervailing duties and antidumping rates imposed on softwood lumber shipments to the United States, as described under "Risk Factors -- Softwood Lumber Dispute".

MOUNTAIN PINE BEETLE

The west-central interior of British Columbia is currently being affected by North America's largest recorded mountain pine beetle infestation. We do not operate in the affected area and lodgepole pine, the species most at risk from the infestation, is not a key source of timber in the coastal forests. This natural disaster is causing widespread mortality of lodgepole pine, with over 280 million cubic metres of timber estimated to be lost. The infestation will likely only be stopped as a result of a period of extremely cold weather. In the short-term, timber harvest levels have increased to use the dead trees before they decay and lose their commercial value. The increase in harvest levels as producers seek to harvest the dead trees has resulted in higher lumber production volumes and therefore more supply in the marketplace, limiting any potential price increases. In addition, pulp log prices have been negatively affected by higher volumes of residual wood chips. We are unable to predict when and if the mountain pine beetle infestation will be halted or its impact on future lumber chip and pulp log prices.

DEPENDENCY ON FIBRE OBTAINED FROM GOVERNMENT TIMBER TENURES

Currently, substantially all of the timberlands in which we and Cascadia operate are owned by the Province and administered by the Ministry of Forests. The Forest Act empowers the Ministry of Forests to grant timber tenures, including

TFLs, FLs and TLs to producers. The Provincial Chief Forester must conduct a review of AAC for each timber supply area and each TFL in the Province on a periodic basis which is usually once every five years. This review is then used to determine the AAC for licenses issued by the Province under the Forest Act. Many factors affect the AAC such as timber inventory, the amount of operable forest land, growth estimates of young forests, regulation changes and environmental and social changes. Such assessments have in the past resulted and may in the future result in reductions of the AACs attributable to licenses held by British Columbia forest companies (without compensation), including the licenses that we and Cascadia own. In addition, our AAC can be temporarily reduced (without compensation for the first four years) in areas where logging has been suspended under Part 13 of the Forest Act pending further consideration in land use planning. Land use planning and new harvesting regulations can constrain access to timber and new parks can permanently remove land from the timber harvesting land base. There can be no assurance that the amounts of such future reductions on our licenses, if any, will not be material or the amounts of compensation, if any, for such reductions will be fair and adequate.

FOREST POLICY CHANGES IN BRITISH COLUMBIA

In 2003 and 2004, the Province implemented the most significant legislative reforms in the British Columbia forest industry in over 40 years. The most controversial aspect of these legislative reforms involved the Province taking back approximately 20% of the AAC from major license holders, including us and Cascadia. The first phase of negotiations on compensation due to us was concluded in 2004 with an initial payment to us of $21.5 million. A final comprehensive settlement agreement, with a further but much lower payment, is expected to be reached in 2006.

As many of the legislative changes from the legislative reforms are relatively new and we have not finally settled the compensation issue, it is not possible to predict how the combined business will be affected by these changes in future periods.

STUMPAGE FEES

Stumpage is the fee that the Province charges forest companies to harvest timber from Crown land in British Columbia. On January 16, 2004, the Provincial Government announced the move to a more open and competitive market pricing system for timber and logs for the coastal region. Prior to February 29, 2004, the amount of stumpage paid for each cubic metre of wood harvested from the coastal region was based on a target rate set by the Province. Since February 29, 2004, stumpage for the coastal region is being set using the MPS. The MPS uses the results from British Columbia timber sales auctions to predict the value of Crown timber harvested under long-term tenures. In this way, the Province believes that stumpage prices will become market-based.

The stumpage system is complex. It continues to be the subject of discussion involving, among other things, lumber trade issues between Canada and the United States in response to the U.S. claim that British Columbia's forest industry is subsidized, and consequently may be subject to further amendments. Periodic changes in the Province's administrative policy can also affect stumpage and the viability of individual logging operations. There can be no assurance that current changes or future changes to the stumpage system or the Province's administrative policy will not have a material impact on stumpage fees that we pay and consequently affect the financial condition and results of operations of the combined business.

FOREST RESOURCE RISK AND NATURAL CATASTROPHES

Our timber tenures are subject to the risks associated with standing forests, in particular, forest fires, insect infestations and disease. Procedures and controls are in place to manage such risk through prevention and early detection. Most of the timber that we and Cascadia harvest comes from Crown tenures and insurance coverage is maintained only for loss of logs due to fire and other occurrences following harvesting. Utilizing the services of an insurance consultant, we believe we have adequate insurance coverage to protect our assets from undue risk and that this coverage is in line with that of other large forest product companies operating in British Columbia. However, this coverage does not extend to standing timber, and there is no assurance that this coverage would be adequate to provide protection against all eventualities, including natural catastrophes.

INTERNATIONAL BUSINESS

In general, the Company's and, following the proposed Acquisition, the combined business' sales will be subject to the risks of international business, including:

     -    fluctuations in foreign currencies;

     - changes in the economic strength of the countries in which we conduct business;

     -    trade disputes;

     -    changes in regulatory requirements;

     -    tariffs and other barriers;

     - quotas, duties, taxes and other charges or restrictions upon exportation; and

     -    transportation costs and the availability of carriers.

The combined business' principal products are sold in international markets. Although we believe the Acquisition will diversify the markets that we have access to, the economic conditions in these markets and particularly the United States, Japan and Europe, the strength of the housing markets in the United States and Japan, and international sensitivity to interest rates, can all have a significant effect on the combined business' financial condition and results of operations.

ENVIRONMENTAL REGULATION

We and Cascadia are subject to extensive environmental laws and regulations. These laws and regulations impose stringent standards on our operations and impose liability to remedy problems for which we are legally responsible regarding, among other things:

     -    air emissions;

     -    land and water discharges;

     - operations or activities affecting watercourses or the natural environment;

     -    operations or activities affecting species at risk;

     -    use and handling of hazardous materials;

     -    use, handling and disposal of waste; and

     -    remediation of environmental contamination.

We may incur substantial costs to comply with current or future requirements, to respond to orders or directions made, to remedy problems for which we are legally responsible or to comply with new environmental laws that may be adopted from time to time. In addition, we may discover currently unknown environmental problems or conditions affecting our or the combined business' operations or activities or for which we are otherwise legally responsible. Any such event could have a material adverse effect on us, and following the proposed Acquisition, the combined business' financial condition, and results of operations.

FIRST NATIONS LAND CLAIMS

First Nations groups have made claims of rights and title to substantial portions of land in British Columbia, including areas where our and Cascadia's timber tenures and operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified. The Supreme Court of Canada has also held that even before claims of rights and title are proven, the Crown has a duty to consult with First Nations, which can become a duty to seek possible accommodations, when the Crown has knowledge, real or constructive, of the potential existence of an aboriginal right or title and contemplates conduct that might adversely impact it. During the period before asserted claims are proven, the Crown is required to consult in good faith with the intention of substantially addressing First Nation concerns, but First Nations agreement is not required in these consultations.

First Nations are seeking compensation from governments (and in some instances from forest tenure holders) with respect to these claims, and the effect of these claims on timber tenure rights, including our timber tenures, cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. Any settlements that may result from these negotiations may involve a combination of cash, land, resources, grants of conditional rights of resource co-management or to gather food on public lands, and some rights of self-government. The effect of such a settlement on the Company, and following the proposed Acquisition, the combined business' timber tenures or the amounts of compensation that we would receive for any taking from those tenures as a result of this process, if any, cannot be estimated at this time. See "Risk Factors -- Risks Associated with the Weyerhaeuser Purchase Agreement".

Current Provincial Government policy requires that forest management and operating plans take into account and not infringe on aboriginal rights and title, proven or unproven, and provide for consultation with First Nations. This policy is reflected in the terms of our timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would interfere with aboriginal rights and title. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if these decisions could affect lands claimed by them. There can be no assurance that changes to the terms of the Company's or, following the proposed Acquisition of Cascadia, the combined business' timber tenures as a consequence of such consultation or action will not have an adverse effect on our financial condition or results of operations. See "Risk Factors -- Risks Associated with the Weyerhaeuser Purchase Agreement".

The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or Provincial Government in the near future. In the interim period, the Ministry of Forests initiated its Forest and Range Agreements program with a view to addressing the Crown's legal obligations. This program provides revenue sharing and short term forest tenure opportunities for First Nations who enter into agreements with the Provincial Government. The Ministry of Forests has stated it intends to provide approximately 8% of the Province's total Crown AAC to First Nations under this program or otherwise, using the AAC taken from other licensees under the Forestry Revitalization Act. The re-allocation of tenure to First Nations is in progress and the continuity of the timber supply from these short-term tenures is uncertain.

REGULATORY RISKS

Our and Cascadia's forestry and sawmill operations are subject to extensive federal, provincial, state, municipal and other local laws and regulations, including those governing forestry, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species and land use and expropriation. Under certain laws and regulations, we and Cascadia are also required to obtain permits, licenses and other authorizations to conduct our operations, which permits, licenses and authorizations may impose additional conditions that must be satisfied. Although we budget for expenditures to maintain compliance with such laws and permits, there can be no assurance that these laws and regulations or government policy will not change in the future in a manner that could have an adverse effect on the Company, and following the proposed Acquisition, the combined business' financial condition or results of operations or the manner in which we operate. Nor can there be any assurance that administrative interpretation of existing laws and regulation will not change or more stringent enforcement of existing laws will not occur, in response to changes in the political or social environment in which we operate or otherwise, in a manner that could have an adverse effect in the combined business financial conditions or results of operations or manner in which we operates.

LEGAL PROCEEDINGS

In addition to the litigation discussed herein, we and Cascadia are currently subject to routine litigation incidental to our respective businesses, the outcome of which we do not anticipate will have a material adverse affect on the financial condition and results of operations of the combined business.

Following the Acquisition, we will be the largest forest company with operations concentrated on the British Columbia coast. It is therefore possible that, following the Acquisition, we will increasingly become the subject of routine litigation in the normal course of our business activities, which may adversely affect the financial condition or operations of the combined business.

On January 11, 2006 a claim was filed against Cascadia and others claiming patent infringement and breach of contract arising from single-stem helicopter logging operations. The plaintiff has sought damages and an injunction prohibiting further single-stem logging. We are unable to determine at this time the outcome of this dispute or its financial impact on the combined business.

RELIANCE ON DIRECTORS, MANAGEMENT AND OTHER KEY PERSONNEL

We rely upon the experience and expertise of our personnel. No assurance can be given that the combined business will be able to retain its current personnel and attract additional personnel as necessary for the development and operation of the combined business. Loss of, or failure to attract and retain key personnel could have a material adverse effect on the combined business.

EMPLOYEES AND LABOUR RELATIONS

The majority of the hourly paid employees at our and Cascadia's manufacturing facilities and timber harvesting operations are unionized. Our current collective agreements expire in June 2007, in respect of the majority of our hourly workers in our solid wood segment, and in Cascadia's case, at various dates through to June 2007. Our inability to negotiate an acceptable contract at the time that the existing collective agreements expire with any of the unions could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers engage in a strike or other work stoppage, the combined business could experience a significant disruption of its operations or higher ongoing labour costs, which could have a material adverse effect on the financial condition or results of operations of the combined business.

In addition, we and Cascadia rely on certain third parties whose workforces are unionized to provide us with services needed to operate the combined business. If their workers engage in strike or other work stoppages, the combined business' operations could be disrupted.

IN ADDITION TO THE RISK FACTORS DISCUSSED ABOVE THE FOLLOWING RISK FACTORS SPECIFICALLY RELATE TO THE PROPOSED ACQUISITION AND THE ASSOCIATED RIGHTS
OFFERING:

DILUTION

We currently have 25,631,795 Common Shares outstanding. As a result of the Rights Offering, we have issued approximately 178.8 million Subscription Receipts that will be exchangeable for Common Shares (or Non-Voting Shares in the case of certain Subscription Receipts held by Tricap Management).

APPROVAL FOR PROPOSED ACQUISITION OF CASCADIA

The Subscription Receipts will not be exchanged for Common Shares and the funds received by the Company will be returned unless the proposed Acquisition closes on or prior to May 10, 2006. It is possible that the required regulatory approvals will not be received, or that the Acquisition Agreement will be terminated. If the required approvals are not received prior to the earliest of May 10, 2006 or the date the Acquisition Agreement is terminated, the Subscription Receipts will be cancelled and holders of Subscription Receipts will receive an amount equal to the subscription proceeds for the Subscription Receipts and their pro rata entitlement to interest on such amount.

INTEGRATION OF CASCADIA

Following the proposed Acquisition, our integration of Cascadia may result in significant challenges, and our management team may be unable to accomplish the integration smoothly or without spending significant amounts of money. There can be no assurance that our management team will be able to integrate the Cascadia operations successfully. Our management team's inability to successfully integrate the Cascadia operations could have a material adverse effect on the financial condition and results of operations of the combined business.

RISKS ASSOCIATED WITH THE WEYERHAEUSER PURCHASE AGREEMENT

The assets of Cascadia were recently acquired from Weyerhaeuser pursuant to the Weyerhaeuser Purchase Agreement. Among other things, Cascadia assumed the responsibility for environmental conditions on the lands (including the lands within the timber tenures) it acquired from Weyerhaeuser, as well as responsibility for claims made by First Nations groups in connection with Weyerhaeuser's British Columbia coastal operations (except to the extent that those claims were assumed by Island Timberlands in its purchase of the private lands business from Weyerhaeuser). Cascadia received the benefit of representations from Weyerhaeuser in the Weyerhaeuser Purchase Agreement, subject to certain disclosure made to Cascadia by Weyerhaeuser and the thresholds for claims made under that agreement. Since Cascadia purchased the Weyerhaeuser Assets as part of a larger transaction, these thresholds are higher than would have been typical for transactions involving a company of Cascadia's size and, accordingly, our ability to recover in respect of any claims to which these thresholds apply will be relatively limited. Weyerhaeuser's indemnification obligations under the Weyerhaeuser Purchase Agreement are also limited in duration and amount. In addition, certain of Cascadia's tenures are currently the subject of First Nations claims, as described under "Acquisition of Cascadia -- Business of Cascadia -- First Nations Land Claims" and "Risk Factors -- First Nations Land Claims" in the Rights Offering Prospectus. We and

Cascadia will not be entitled to claim any indemnity or recovery from the Seller or Weyerhaeuser to the extent that these First Nations claims, or other claims based on First Nations title and rights, adversely impact our ability to continue to operate on Cascadia's current tenures. As such, there can be no assurance that these or other potential liabilities of Cascadia will be recoverable from the Seller or Weyerhaeuser in all circumstances.

CHANGE OF CONTROL OF WESTERN

Pursuant to the Rights Offering and Standby Commitment, Tricap Management acquired 138,155,734 Subscription Receipts. Pursuant to the Exchange Limitation provisions of the Subscription Receipt Agreement, should Tricap Management or Tricap Group hold the same number of Subscription Receipts on the closing of the Acquisition when they are exchangeable into Common Shares, we have the right to permit Tricap Management to exchange only 53,574,920 Subscription Receipts for Common Shares such that Tricap Management or Tricap Group will not beneficially own, or exercise control or direction over, more than 49% of the Common Shares then outstanding. The balance of the Subscription Receipts owned, or controlled or directed, by Tricap Management will remain outstanding after the closing of the Acquisition and will be exchanged for Non-Voting Shares or, in certain circumstances, Common Shares or cash. As such, it is not expected that such change of control of Western will occur as a result of the Rights Offering or the related transactions. However, it may be necessary in certain limited circumstances to undertake subsequent financing or other transactions in order to prevent the occurrence of a change of control as a consequence of the issuance of securities in accordance with the Subscription Receipt Agreement, and we may determine that it is not possible or practical, from a business perspective, to implement such transactions. If such change of control were to occur, whether by the subsequent acquisition of additional Common Shares by Tricap Management or by other members of the Tricap Group or otherwise, there could be significant adverse consequences to Western. If it is determined that there has been an acquisition of control for Canadian tax purposes we may lose the benefit of historical tax losses of subsidiaries that were incurred by our Predecessor in its operations, which may limit our ability to shelter future operating income from tax. In addition, if Tricap Management or any member of the Tricap Group were to acquire sufficient Common Shares to constitute a change or acquisition of control of Western, and the Minister of Forests were to be satisfied the change or acquisition of control unduly restricted competition in standing timber, log or wood chip markets, the Minister of Forests could make a determination to cancel all or a part of our Forest Act tenures (including those held by or acquired from Cascadia). If this were to occur, we may have to obtain the fibre to run the combined business facilities from external sources, perhaps at a higher cost. A significant increase in our costs could have a material adverse effect on the financial condition and results of operations of the combined business. Also, if Tricap Management or Tricap Group were to acquire 50% or more of the Common Shares, the Acquisition would be deemed to be a reverse take-over transaction for accounting purposes, with Cascadia deemed to be the acquirer.

CERTAIN VOTING RIGHTS OF THE NON-VOTING SHARES

The holders of Non-Voting Shares will generally not be entitled to vote at meetings of our shareholders. They will, however, be entitled to one vote per share on any vote relating to our liquidation, dissolution or winding-up, or the sale, lease or exchange of all or substantially all of our property and as otherwise provided by law or any amendment that would add, change or remove attributes of the Non-Voting Shares or any class of share adversely affecting the Non-Voting Shares either separately or in relation to the Common Shares. As such, holders of Non-Voting Shares will be able to vote on, and potentially affect the outcome of, certain transactions, such as our liquidation or winding-up or the sale of substantially all of our assets.

POSSIBLE REMEDIAL ACTION BY THE MINISTER OF FORESTS

If we do not proceed with a pre-closing transfer of Cascadia's timber tenures to us or a Western subsidiary pursuant to a notice to proceed issued by the Minister of Forests, there is a risk that following our acquisition of control of Cascadia, the Minister of Forests could determine that the Acquisition unduly restricts competition in standing timber, log or chip markets, and could cancel all or part of Cascadia's forest tenures. It is a condition of closing of the Acquisition that the Minister of Forests issue a notice to proceed for a pre-closing transfer of Cascadia's tenures, which notice the Minister must issue if the Minister is satisfied the transaction will not unduly restrict competition and certain other conditions are met. Nevertheless, there can be no assurance that the Minister of Forests will not take remedial action in the circumstances described above and if this were to occur, we may have to obtain the fibre to run the combined business' facilities from external sources, perhaps at a higher cost. A significant increase in our costs could have a material adverse effect on the financial condition and results of operations of the combined business.

RISKS ASSOCIATED WITH THE PURCHASE OF TFL 37

Although we have closed the acquisition of the Englewood Logging Division including TFL 37, the transfer of title to the approximately 6,800 hectares of private timberlands included in TFL 37 is subject to approval by the Ministry of Forests and is expected to take up to 60 days to complete. In the interim, we are able to harvest the timber on those private timberlands under the provisions of a harvesting agreement with Canfor at no net cost to the Company. While we anticipate the transfer of title will be approved there can be no assurance that this will be the case in which circumstances we will continue to harvest the timber in accordance with the agreement but will not have the ability to sell the lands at some future date should we so choose.

THESE BUSINESS RISKS, SHOULD BE CONSIDERED IN THE CONTEXT OF OUR BUSINESS, WHICH IS DESCRIBED UNDER "GENERAL DEVELOPMENT OF THE BUSINESS" AND "BUSINESS OF THE COMPANY".

                                    DIVIDENDS

The payment of dividends on the Common Shares is at the discretion of the Board and depends on our financial condition, the need to finance capital expenditures, financial covenants in credit agreements and other factors the Board may consider appropriate. No dividends have been paid by us on the Common Shares.

The BBLF Facilities contains covenants limiting certain restricted payments, including the payment of dividends on Common Shares. The BBLF Facilities provide, among other things, that any subsidiary may declare or pay dividends or otherwise make distributions in cash to us or a guarantor under the BBLF Facilities.

                           CAPITAL AND DEBT STRUCTURE

SHARE CAPITAL

Western's authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, of which, as of the date hereof, 25,631,795 Common Shares are issued and outstanding, and no Preferred Shares are issued and outstanding.

As a result of the Rights Offering, we have also issued 178,781,770 Subscription Receipts which are (subject to the Exchange Limitation) exchangeable for Common Shares at the time of closing of the Acquisition.

If the exchange of Subscription Receipts would result in a holder or group of holders beneficially owning, or exercising control or direction over, 50% or more of the Common Shares, we will permit the exchange of only that portion of the Subscription Receipts owned by such holder(s) that would result in the holder(s) beneficially owning, or exercising control or direction over, 49% of the Common Shares then outstanding (the "Exchange Limitation"). The balance of the Subscription Receipts beneficially owned, or controlled or directed, by those holder(s) will remain outstanding after the Closing Date after we have amended our articles to create a new class of non-voting shares. Provided this amendment is approved by the holders of our Common Shares, the Subscription Receipts held by such holder(s) will be exchanged for non-voting shares. For further details regarding the non-voting shares, see the Rights Offering Prospectus under "Non-Voting Shares".

All the Common Shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders of Western (other than meetings of holders of another class of shares) and to attend and vote the shares at such meetings. Each of the Common Shares carries with it the right to one vote.

In the event of our liquidation, dissolution or winding-up or other distribution of our assets for the purpose of winding up our affairs, the holders of Common Shares will be entitled to receive on a pro rata basis, all of our assets remaining after payment of all of our liabilities, subject to the rights of the holders of Preferred Shares. The Common Shares carry no pre-emptive, exchange or conversion rights. Subject to the rights of the holders of Preferred Shares, the holders of the Common Shares are entitled to receive on a pro rata basis such dividends as our Board of Directors may declare out of funds legally available therefore.

Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the CBCA. Generally speaking, substantive changes to Western's share capital require the approval of Western's shareholders by special resolution (at least 2/3 of the votes cast).

The Preferred Shares may, at any time or from time to time, be issued in one or more series, and the directors may, by resolution, fix the number of Preferred Shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series. Before issuing Preferred Shares of a series, the directors must file with the Director of the CBCA articles of amendment. Preferred Shares of each series rank on a parity with the Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of our assets in the event of our liquidation, dissolution or winding-up or any other distribution of our assets among shareholders for the purpose of winding-up our affairs.

If Preferred Shares were outstanding, the holders of such shares would be entitled to priority over the Common Shares with respect to the payment of dividends and the distribution of our assets on a liquidation, dissolution or winding-up or other distribution of our assets for the purpose of winding up our affairs. The Preferred Shares of each series may be given such other preferences not inconsistent with the above over the Common Shares as may be determined in the case of each series authorized to be issued.

Except as otherwise required by law, the holders of the Preferred Shares are not be entitled to receive notice of or to attend or to vote at any meeting of shareholders of Western.

An annual meeting of Western's shareholders must be held once in every calendar year not later than 15 months after the last preceding annual meeting, but no later than six months after the end of the preceding financial year, and at such place as our Board of Directors may determine in accordance with the CBCA. The holders of not less than 5% of Western's issued shares that carry the right to vote at a meeting may requisition the Board of Directors to call a meeting of shareholders for the purposes stated in the requisition. The Board of Directors may also whenever they think fit, convene a special meeting of shareholders. The quorum for the transaction of business at any meeting of shareholders of Western is one or more individuals present or deemed to be present, each being one or more shareholders entitled to vote thereat or a duly appointed proxyholder or representative for an absent shareholder so entitled, and holding or representing by proxy not less than 5% of our outstanding shares entitled to vote at the meeting. The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote thereat, the directors and auditors of Western and others who are entitled or required under the CBCA or our articles or bylaws to be present at a meeting of shareholders.

CLASS C WARRANTS

As of the date hereof, 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants and 1,423,743 Tranche 3 Class C Warrants are issued and outstanding. The Class C Warrants were issued under the Class C Warrant Indenture entered into with the Class C Warrant Trustee in connection with the implementation of the Plan. Each Class C Warrant entitles the holder to purchase one Common Share (subject to certain adjustments) at the following exercise price: Cdn.$16.28 for Tranche 1 Class C Warrants, Cdn.$26.03 for Tranche 2 Class C Warrants, and Cdn.$33.83 for the Tranche 3 Class C Warrants.

The Class C Warrants are non-transferable and have a five-year term that expires on July 27, 2009, subject to early termination provisions. Western is entitled to give a 30-day notice of termination with respect to any tranche of Class C Warrants if, during a 20-day trading period ending prior to the fifth business day prior to the date of such notice, the Common Shares trade at a weighted average price per share that is more than 125% of the exercise price of such tranche. In addition, on or after the first anniversary of the Plan Implementation Date, the Class C Warrants will expire upon any amalgamation or similar business combination that results in the shareholders of the Western owning less than 80% of the issued and outstanding equity shares of the continuing entity.

STOCK OPTIONS

Western has an Option Plan which permits the granting of options to eligible participants to purchase up to a maximum of 2,500,000 Common Shares, which have been reserved for issuance under the Option Plan. As of the date hereof, 399,590 options have been granted.

The Option Plan provides that the Board of Directors may from time to time grant options to acquire Common Shares to any participant who is an employee, officer or director of Western or its affiliates or a consultant to Western or its affiliates. The exercise price for options granted pursuant to the Option Plan will be determined by the Board on the date of the grant, which price may not be less than the market value. Market value is defined as the closing price of the Common Shares on the TSX on the trading day immediately preceding the grant and if there is no closing price the last sale prior thereto. The term of the options granted under the Option Plan is determined by the Board, which term may not exceed a maximum of ten years from the date of the grant. Pursuant to the Option Plan, additional terms and conditions, including vesting requirements, may be imposed by the Board on the options granted under the Plan.

The total number of Common Shares that may be reserved for issuance to any one participant pursuant to options granted under the Option Plan in any one year may not exceed 5% of the Common Shares outstanding (on a non-diluted basis) on the grant date of the options. The maximum number of Common Shares that may be issued to insiders of Western pursuant to options granted under the Option Plan within any one-year period, when taken together with the number of Common Shares issued to such insiders under Western's other previously established or proposed share compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, may not exceed 5% of such issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance under options granted to insiders under the Option Plan together with the number of Common Shares reserved for issuance to such insiders under Western's other previously established or proposed share compensation arrangements may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the grant date of the options.

WORKING CAPITAL FACILITY

Western entered into a revolving line of credit evidenced by the Working Capital Facility and dated as of July 27, 2004 with CIT Business Credit Canada Inc. ("CIT") providing for revolving advances up to $100 million principal. The total Working Capital Facility is subject to a borrowing base calculation based on the amount of eligible accounts receivable and inventories, which can vary significantly over time.

The Working Capital Facility has a term of three years with automatic annual renewals. Interest on the Working Capital Facility is payable monthly at a rate equivalent to the CIBC prime bank rate plus 0.75% per annum, or at our option, Banker's Acceptances plus 2.25% per annum.

Certain of our operating subsidiaries have provided guarantees to CIT to secure Western's obligations to CIT and Western granted CIT a first lien on, and security interest in, all of our present and future accounts receivable, inventory and other current assets.

SENIOR SECURED FACILITIES

On March 10, 2006 Western entered into a new senior secured credit agreement with BBLF (the "BBLF Credit Agreement") pursuant to which BBLF provided Western with new senior secured credit facilities (the "BBLF Facilities") in the form of: (i) a U.S.$187.5 million term loan facility (the "U.S. Facility"); and (ii) a $90 million term loan facility (the "Canadian Facility"). The proceeds of the BBLF Facilities were used to redeem Western's U.S.$221 million 15% Secured Bonds together will all accrued interest. The balance of the proceeds was used for general working capital purposes.

The U.S. Facility has a term of 48 months and the Canadian Facility has a term of 12 months, which term may be extended for one additional 12 month period. Interest on the BBLF Facilities is payable monthly. Interest on the U.S. Facility is payable at a rate equal to the one-month London Interbank Offered Rate plus 8.15% and interest on the Canadian Facility is payable at a rate equal to the Canadian prime rate plus 5.25%. Payment of such interest on the Canadian Facility has been deferred pursuant to the terms of the BBLF Credit Facilities.

Loans under the BBLF Facilities may be prepaid in a minimum amount of $1,000,000 and in integral multiples of $100,000 in excess of such amount thereafter, in each case, in Canadian Dollars or United States Dollars, as applicable.

The BBLF Facilities are guaranteed by all of Western's material subsidiaries (the "Guarantors"). Other than with respect to the Englewood Logging Division that is secured by a second charge, the obligations in respect of the BBLF Facilities are secured by a first lien on, and security interest in, all of Western's and each of the Guarantors' properties and assets including, without limitation, a pledge of shares of each of the Guarantors. BBLF was granted a first lien on Western's and each Guarantor's present and future fixed assets and by virtue of subordination to CIT, a second lien on all of Western's and each Guarantor's present and future working capital assets.

BBLF and CIT entered into an intercreditor agreement dated as of March 10, 2006, which sets forth BBLF's and CIT's agreement on certain intercreditor issues including, without limitation, BBLF's and CIT's relative priorities under the security granted by Western and each of the Guarantors.

                              MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

As of the date hereof the Common Shares are listed and posted for trading on the TSX under the symbol "WEF". The following sets out the price range and volumes traded on the TSX on a monthly basis for each month of the most recently completed financial year:

Month          High    Low   Close    Volume
-----          ----   ----   -----   -------
January/05     8.20   7.10    7.65    54,434
February/05    8.25   6.80    7.90   252,192
March/05       8.00   7.25    7.25   402,698
April/05       7.50   7.00    7.00   470,575
May/05         6.35   5.25    5.65   395,300
June/05        5.35   3.30    4.12   201,054
July/05        4.48   4.00    4.03    83,879
August/05      4.00   1.90    2.60   483,291
September/05   3.20   2.50    2.50   164,301
October/05     2.90   2.00    2.08   117,679
November/05    2.71   2.00    2.35   376,718
December/05    2.50   1.80    1.83   412,049

The Subscription Receipts are listed and posted for trading under the symbol "WEF-R". They will be delisted at the time of the closing of the Acquisition of Cascadia.

PRIOR SALES

We did not issue any Common Shares during the year ended December 31, 2005.

                             DIRECTORS AND OFFICERS

Western's articles provide that the Board is to consist of a minimum of three directors and a maximum of 15 directors. Western currently has 7 directors.

At each annual meeting of shareholders of Western, the entire Board of Directors retires and directors are elected for the next term. Each director serves until the close of the next annual meeting or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our articles or with the provisions of the CBCA. Not less than 25% of the members of our Board of Directors are required to be resident Canadians, in accordance with the CBCA. Our officers serve at the discretion of the board.

The following sets forth the names, provinces of residence and principal occupations of the directors of Western as of the date hereof (the information concerning the respective directors has been furnished by each of them).

NAME AND PROVINCE AND
COUNTRY OF RESIDENCE         POSITION WITH WESTERN                             DIRECTOR SINCE
---------------------        ---------------------                             --------------
JAMES ARTHURS(1)(2)(3) ...   Director                                          July 27, 2004(5)
B.C., Canada

LEE DONEY(2)(3) ..........   Director                                          July 27, 2004(5)
B.C., Canada

PETER GORDON(1) (4) ......   Director                                          July 27, 2004(5)
ON, Canada

REYNOLD HERT .............   President, Chief Executive Officer and Director    October 4, 2004
B.C., Canada

JOHN LACEY(3)(4) .........   Director                                          July 27, 2004(5)
ON, Canada

NAME AND PROVINCE AND
COUNTRY OF RESIDENCE         POSITION WITH WESTERN                             DIRECTOR SINCE
---------------------        ---------------------                             --------------
JOHN MACINTYRE(1)(3) .....   Director and Chairman of the Board                July 27, 2004(5)
ON, Canada

JOHN B. NEWMAN(1)(3)(4) ..   Director                                          July 27, 2004(5)
ON, Canada

----------
(1)  Member of the Audit Committee.

(2)  Member of the Environmental, Health and Safety Committee.

(3)  Member of the Nominating and Corporate Governance Committee.

(4)  Member of the Management Resources and Compensation Committee.

(5)  Initially appointed in accordance with the Plan.

James Arthurs, Director

Mr. Arthurs is and has been since 2004, the Senior Vice President, North American Operations for Integrated Paving Concepts Inc., a manufacturer of equipment, tooling and high technology coatings for the decorative asphalt industry. Prior to joining Integrated Paving Concepts, Mr. Arthurs was Managing Director, Operations, for The Jim Pattison Group, one of Canada's largest privately-held companies, from 2002 through 2004. From January 2002 to May 2002 he was the Sr. Vice President and Chief Information Officer for Alderwoods Group, Inc. (emergent company of the Loewen Group, operating funeral homes and operations within North America and the U.K.) and from May 2000 to January 2002, he was with the Loewen Group. The Loewen Group was the subject of CCAA proceedings in Canada and Chapter 11 proceedings in the U.S. from June 1, 1999 to December 31, 2001. Previous positions included Vice-President, Residential and Industrial Operations for Trus Joist, A Weyerhaeuser Company; and General Manager, Building Materials Distribution for MacMillan Bloedel Limited. In addition, Mr. Arthurs spent 16 years with IBM in a wide range of sales and management positions. Mr. Arthurs holds a Bachelor of Science Degree in Computer Science from the University of Calgary.

Lee Doney, Director

Mr. Doney is an independent consultant through his company, RLD Strategies. He is a director on the Community Living Board of the Provincial Government and the Chair of the Board of Columbia Power Corporation. Mr. Doney was a Deputy Minister in the British Columbia Government for over 15 years and served in a number of other posts in the government. Most recently, he was Deputy Minister of Skills and Development and Labour from June 2001 until his retirement in April 2004. Mr. Doney's previous responsibilities include Deputy Minister of Forests; Chief Executive Officer of Forest Renewal BC; Interim Chair, Industry Training and Apprenticeship Commission; Chief Executive Officer of the British Columbia Labour Force Development Board; Chairman of the Workers Compensation Board of Governors; Executive Director to the Provincial Round Table on the Environment and the Economy; and Executive Director for the BC Treaty Commission. He has a Masters Degree in Economics from Queens University.

Peter Gordon, Director

Mr. Gordon is Managing Partner, Restructuring for Brookfield Asset Management Inc. (formerly Brascan Corporation), where he is co-manager of the Tricap Restructuring Fund, a $415 million fund providing investment capital and management assistance to companies experiencing financial or operational difficulties. He joined Brookfield in 1998 where he has been directly involved in its investment banking and merchant banking activities. Prior to 1998, he spent over fifteen years in the Canadian mining industry in the marketing, operating and finance areas with Westmin Resources Limited and Noranda Inc. Mr. Gordon is also a director of Northgate Minerals Corporation. He holds an MBA in addition to an engineering degree.

Reynold Hert, President, Chief Executive Officer and Director

Mr. Hert was appointed President, CEO and Director of Western on October 4, 2004. Prior to that he had spent 12 years with Weyerhaeuser in various roles, most recently in Kamloops, B.C., as Vice President, Canadian Forestlands and previously as Vice President, Canadian SPF Lumber. Mr. Hert joined Weyerhaeuser as part of the acquisition of Proctor & Gamble Grande Prairie assets. He managed the Grande Prairie sawmill at the time. He started in the Canadian forest industry while a forestry student at the University of Toronto, working in timber cruising in Ontario and Alberta. Mr. Hert has a Bachelor of Science Degree (Forestry) from the University of Toronto.

John Lacey, Director

Mr. Lacey became the Chairman of the Board of Directors of Alderwoods Group, Inc. (emergent company of Loewen Group, operating funeral homes and cemeteries within North America and the U.K.), on January 2, 2002. From January 1999 to January 2002, Mr. Lacey was the Chairman of the Board of Directors of the Loewen Group Inc., of which he was a director from December 1998 (The Loewen Group was the subject of proceedings in Canada and Chapter 11 proceedings in the U.S. from June 1, 1999 to December 31, 2001). From July 1998 to November 1998, he was President and Chief Executive Officer of The Oshawa Group Ltd. in Toronto, Ontario. From November 1996 to July 1998, he was President and Chief Executive Officer of WIC Western International Communications Inc. in Vancouver, British Columbia. Prior to that, Mr. Lacey served as President and Chief Executive Officer of Scott's Hospitality Inc. from 1990 to 1996. Mr. Lacey currently is a director of TELUS, Canadian Tire Corp., CIBC and Cancer Care Ontario and the Chairman of Doncaster Racing Inc. and Doncaster Consolidated Ltd. In addition, Mr. Lacey is a member of the advisory board of Tricap.

John MacIntyre, Director and Chairman of the Board

Mr. MacIntyre is, and has been since 2004, a partner in Birch Hill Private Equity (a successor to TD Capital's Private Equity Fund). From 2002 to 2004, he was an independent financial advisor. Until February 2002, Mr. MacIntyre was a Senior Vice-President of The Toronto-Dominion Bank, and Vice Chair, Global Head, Investment Banking, TD Securities. Prior to joining TD Securities in 1987, Mr. MacIntyre was with Ernst & Young. Mr. MacIntyre has been a director of several public and private corporations, and is currently a director of Ace Bakery Limited, Persona Communications Ltd., Coventree Capital Group Inc., and Nealanders International Inc. He is a member of the advisory boards of TD Capital Private Equity Investors, TD Capital Ventures and Tricap Restructuring Fund. Mr. MacIntyre is a Chartered Accountant, a Chartered Business Valuator and a graduate of Queen's University.

John B. Newman, Director

Since his retirement in 1990 as Deputy Chairman of Prudential Securities (Canada), Mr. Newman has served as Chairman and CEO of Multibanc Financial Holdings Limited, a private investment vehicle located in Toronto. Mr. Newman also served as Chairman and CEO of First Place Tower Inc., the owner of a 2.6 million square foot 72 storey office and retail complex located in Toronto, from its emergence from bankruptcy in 1995 until its sale in 1999. He is currently a director of a number of public and private Canadian corporations and trusts engaged in real estate, insurance, investment, manufacturing, distribution and financing, including Simmons Canada Inc., Multi-Fund Management Inc., Aviva Group Canada Ltd., Pilot Insurance Company and Utility Corporation. Mr. Newman was also an independent director of FT Capital Inc. until his resignation on December 17, 2002. FT Capital Inc. was operating under an agreed moratorium on its principal and interest payments on its subordinated debentures prior to Mr. Newman becoming one of its independent directors. Prior to Mr. Newman's resignation, FT Capital Inc. was subject to a number of cease trade orders issued in 2001 and 2002 by various securities regulatory authorities in Canada for failure to file financial statements while its principal shareholder B.C. Pacific Capital Corporation considered restructuring options with Brascan Financial Corporation. Those cease trade orders were subsequently terminated after FT Capital Inc. filed the requisite financial statements.

SENIOR MANAGEMENT (OTHER THAN CEO)

The following sets forth the names, provinces of residence, offices held within Western of members of senior management (other than the CEO which is set forth above) of Western, as of the date hereof (the information concerning the respective members of senior management has been furnished by each of them).

NAME AND PROVINCE AND
COUNTRY OF RESIDENCE         POSITION WITH WESTERN
---------------------         ---------------------
TREVOR BONIFACE...........   General Manager, Logging
BC, Canada

DAN DYCK..................   General Manager, Sawmills
BC, Canada

DAVE INGRAM...............   General Manager, Pulp Operations
BC, Canada

NAME AND PROVINCE AND
COUNTRY OF RESIDENCE         POSITION WITH WESTERN
---------------------         ---------------------
DUNCAN KERR...............   Senior Vice President and Chief Operating Officer
BC Canada

PAUL IRELAND..............   Chief Financial Officer and Corporate Secretary
BC, Canada

MORRIS MANDZIUK...........   Treasurer
BC, Canada

JENS NILAUSEN.............   General Manager, Lumber Sales
BC, Canada

DEBBIE NUSSBAUM...........   Director, Human Resources
BC, Canada

Trevor Boniface, General Manager, Logging

Mr. Boniface was named General Manager of Logging in January 2005 and prior to that was Regional Manager for the Nootka region since July 27, 2004. He was the Regional Manager for the Nootka region for Doman since 1998. Mr. Boniface started with Doman in 1977. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. Mr. Boniface has a Bachelor of Science Degree in Forestry (Harvesting Option) and is also a Registered Professional Forester.

Dan Dyck, General Manager, Sawmills

Mr. Dyck has been our General Manager of Sawmills since July 27, 2004. Prior to that he was the General Manager of Sawmills for Doman since 2001 and prior to that he was the Manager of the Duke Point Sawmill. Mr. Dyck started with Doman in 1989. As noted above, Doman and its subsidiaries were subject to CCAA proceedings.

Dave Ingram, General Manager, Pulp Operations

Mr. Ingram has been the General Manager of Pulp Operations since July 27, 2004. Prior to that he was the General Manager of 4018974 Canada Inc. (formerly Western Pulp Inc.) (a subsidiary of Doman). From June 1991 to September 2004, he held the positions of Production Manager, Assistant Mill Manager and Mill Manager at the subsidiary's Squamish Operation. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. Mr. Ingram held various technical and production positions with MacMillan Bloedel at their Harmac division from 1972 to 1991. Mr. Ingram is a graduate of Lakehead University with a diploma in Chemical Engineering Technology.

Duncan Kerr, Senior Vice President and Chief Operating Officer

Mr. Kerr has been Senior Vice President and Chief Operating Officer since August 2005. Prior to that he spent 12 years with RLG International, an international consulting company, the last 7 years as a senior project manager, advising a number of clients on performance improvement measures in the lumber, logging, pulp and paper, and energy sectors. Prior to that, Mr. Kerr was a mining engineer with Westmin Resources Limited. He has a Bachelor of Engineering from McGill University.

Paul Ireland, Chief Financial Officer and Corporate Secretary

Mr. Ireland was appointed as Chief Financial Officer of Western on January 24, 2005. From 2002 to 2004, he was the Vice-President, Finance of Diavik Diamond Mines Inc., a unit of Rio Tinto plc. From 1994 to 2000, Mr Ireland was the Vice-President, Finance & Chief Financial Officer of Campbell Resources Inc. From 1992 to 1994 Mr. Ireland was the Manager of Special Projects and Internal Audit for Polaris Realty (Canada) Limited. Mr. Ireland started his career with Ernst & Whinney in London, UK and then moved to KPMG Peat Marwick Thorne in Toronto. He is a Chartered Accountant (Ontario, England and Wales) and has a Bachelor of Arts from the City of London Polytechnic.

Morris Mandziuk, Treasurer

Mr. Mandziuk has been our Treasurer since July 27, 2004. Prior to that he held various positions in the accounting, planning and treasury areas at Doman during his 16 years with the company. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. Mr. Mandziuk is a Certified Management Accountant.

Jens Nilausen, General Manager, Lumber Sales

Mr. Nilausen has been our General Manager of Lumber Sales since September 12, 2005. He has been employed with us since July 27, 2004 as the Sales Manager for our Export Division and prior to that with Doman since June of 1998 in the same position. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. Mr. Nilausen has over 25 years of experience in international lumber marketing and distribution, with a diverse background including work assignments in North America, Asia, Europe and Australia. He has a BA in Business Administration from the Copenhagen Business School, a diploma in Business Management from the University of British Columbia, and attended the European Institute of Business Administration in France (Young Manager's Program).

Debbie Nussbaum, Director, Human Resources

Ms. Nussbaum was named Director of Human Resources in May 2005 and prior to that was the Company's Employee Services Manager since July 27, 2004. She was the Employee Services Manager for the Sawmills Division of Doman since April, 2003. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. From 1990 to 2003, Ms. Nussbaum held various positions within the scope of Employee Services for Tolko Industries, Manitoba Division (formerly Repap Manitoba). Prior to that she held various positions in employee services with Tolko Industries, Manitoba. Ms Nussbaum is a Certified Payroll Manager with a focus on Human Resource Management studies.

As at the date hereof, except as described herein, none of our Common Shares are beneficially owned, directly or indirectly and no direction or control over any of our shares is exercised by any of our directors and senior officers of Western as a group. However, Mr. Gordon, as described above under "Directors and Officers", is an officer of Tricap. As of the date hereof Tricap Management (as manager for Tricap) has the right to direct and control 5,138,228 Common Shares or 20.05% of our issued and outstanding Common Shares and 138,155,734 Subscription Receipts (exchangeable on the closing of the Acquisition into 53,574,920 Common Shares and 86,580,814 non-voting shares) (49% of the issued and outstanding Common Shares on a fully diluted basis). (See "Risk Factors - Change of Control of Western") (See the Rights Offering Prospectus for a list of our other principal shareholders.) Also, as described above, each of Messrs. Lacey and MacIntyre are members of the independent advisory board of Tricap. Of the 5,138,228 Common Shares (beneficially owned by the co-investors in Tricap), 6,177 Common Shares are beneficially owned by Mr. Lacey and 441 Common Shares are beneficially owned by Mr. McIntyre. However, as disclosed above, Tricap Management has the right to direct and control those Common Shares including the right to vote or dispose of the Common Shares.

                    CORPORATE GOVERNANCE AND BOARD COMMITTEES

Our Board has adopted a written mandate in which it has assumed responsibility for our stewardship and responsibility for overseeing the management of our business. In that regard, our Board carries out its mandate directly or through its committees described below.

The Board has established four committees of directors, being the Nominating and Corporate Governance Committee, the Environmental, Health and Safety Committee, the Management Resources and Compensation Committee and the Audit Committee.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee was established for the following purposes:

     (a) monitoring significant developments in the law and practice of corporate governance and the duties and responsibilities of directors of public corporations;

     (b) developing and recommending to our Board the corporate governance principles of the Company and any modification or amendments thereto;

     (c) recommending to the Board appropriate criteria for the selection of new directors and periodically reviewing such criteria and, as necessary, recommending changes thereto;

     (d) making recommendations to the Board with respect to Board size and composition, and assisting the Board in the identification and selection of individuals qualified to become Board members, based on the criteria for selection of new directors adopted from time to time by the Board; and

     (e) recommending such procedures as may be necessary to allow the Board to function independently of management.

The committee is responsible for assessing our overall corporate governance principles, making recommendations on the size and composition of the Board, director recruitment and orientation, and making recommendations regarding compensation and benefit levels of directors.

The Nominating and Corporate Governance Committee is composed of the following directors:

          John B. Newman - Chair
          John Lacey
          James Arthurs
          Lee Doney
          John MacIntyre

ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE

The Environmental, Health and Safety Committee was established to assist the Board in respect of health and safety matters and the Company's compliance with applicable environmental legislation. It reviews and monitors matters relating to environmental, health and safety policies and procedures, and makes recommendations in areas of regulatory compliance.

The Environment, Health and Safety Committee is composed of the following directors:

          Lee Doney - Chair
          James Arthurs

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The Management Resources and Compensation Committee was established to assist the Board with:

     (a) appointing and compensating executive officers and approving succession plans for executive officers;

     (b) approving and reporting to the Board respecting our human resources policies for executive officers; and

     (c)  overseeing the administration of our compensation and benefits plans.

The committee is responsible, for:

     (a) reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and making recommendations to the Board with respect to the CEO's compensation level based on this evaluation;

     (b) reviewing compensation policies applicable to non-CEO officers and reviewing and approving non-CEO officer compensation; and

     (c) reviewing executive compensation disclosure before the Company publicly discloses this information.

The Management Resources and Compensation Committee is composed of the following directors:

          John Lacey - Chair
          Peter Gordon
          John B. Newman

AUDIT COMMITTEE

The Audit Committee was established to assist the Board in fulfilling its oversight responsibilities regarding:

     (a)  the accuracy and completeness of our financial statements;

     (b)  our internal control and financial reporting systems;

     (c)  the selection and activities of our external auditor;

     (d)  risk management; and

     (e)  our compliance with legal and regulatory requirements.

The committee is responsible for the oversight of financial reporting and disclosure, annual and quarterly review of financial statements, related MD&A and earnings release, and oversight of internal controls and disclosure procedures. The committee also recommends the appointment of our external auditors, reviews the annual audit plan and auditor compensation, approves non-audit services provided by the external auditor, reviews hiring policies regarding former staff and auditors and reviews the adequacy of our risk management policies and procedures.

The Audit Committee has adopted a charter that reflects these and other responsibilities. The charter as most recently approved by the Board of Directors as of the date hereof is attached as an appendix to this Annual Information Form.

The Audit Committee has adopted a policy that requires, in accordance with applicable law, its pre-approval of all non-audit services to be provided by the Company's auditors. See "Pre-Approval Policies and Procedures of Non-Audit Services".

     Composition of and Education and Experience of Members of the Audit
     Committee

The Audit Committee is composed of the following directors:

          John MacIntyre - Chair
          John B. Newman
          Peter Gordon
          James Arthurs

All four members of the Audit Committee are independent and financially literate, based on their experience as executive officers of public and/or private companies and/or their experience in finance and/or as chartered accountants. See "Directors and Officers" for a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

     Pre-Approval Policies and Procedures of Non-Audit Services

The Audit Committee has adopted the following pre-approval policies:

     (a) Annually, the Audit Committee will review a list of audit, audit-related, tax and other non-audit services and recommend pre-approval of these services.

     (b) All additional requests to engage our auditor for other services will be addressed on a case-by-case specific engagement basis. Except as otherwise permitted by applicable law, the engagement may only commence upon approval by the Audit Committee.

     External Auditor Service Fees

The aggregate fees billed for professional services rendered by our auditors, KPMG LLP to us and our Predecessor for the year ended December 31, 2004 and to us for the year ended December 31, 2005 are as follows:

                                                       Year ended       Period from         Period from
                                                      December 31,       July 28 to      January 1 to July
                                                          2005       December 31, 2004        27, 2004
                                                      ------------   -----------------   -----------------
                                                         Company          Company           Predecessor
                                                      ------------   -----------------   -----------------
KPMG LLP
Audit fees:
Audit of the consolidated financial statements        $  395,000        $345,000           $       --
Audit of the opening balance sheet at July 28, 2004           --         165,000                   --
Quarterly reviews                                         89,650          20,000               38,500
Audit-Related Fees                                       349,450(2)       45,250(1)           144,200(1)
TOTAL AUDIT AND AUDIT-RELATED FEES                       834,100         575,250              182,700
Tax Fees                                                 368,800(3)      117,570(4)           416,818(4)
Monitor fees in CCAA                                          --              --              662,068
Internal control advisory fees                            82,476              --               45,000
Forensic services                                             --              --               30,000
Pension Audits                                            15,000              --                   --
Advisory - IT Performance                                 25,000              --                   --
                                                      ----------        --------           ----------
TOTAL FEES                                            $1,490,376        $692,820           $1,336,586
                                                      ==========        ========           ==========

(1) Audit-related fees for the current year consist principally of fees for professional services rendered with respect to the auditors involvement with the CCAA Information Circular and related accounting assistance, audits of defined pension plans, and advice and assistance related to accounting issues and new standards.

(2)  Of which $155,325 is related to non-securities work.

(3) Tax fees consist of fees for tax compliance services and tax planning and structuring.

(4) Tax fees consist of fees for tax compliance services, tax planning and tax restructuring associated primarily with the CCAA process.

                                LEGAL PROCEEDINGS

In the normal course of its business activities, we are subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either provision has been made or for which no material liability is expected.

A lumber broker for the Predecessor, commenced an action in New York in 2001 alleging that our Predecessor was in breach of U.S. anti-trust legislation. The court dismissed the complaint; however, the lumber broker is appealing the decision. Management believes the claim is without merit and will vigorously defend it.

Other than as disclosed elsewhere herein, we are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware that any such proceedings are contemplated.

           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, we are not aware of any material interest, direct or indirect, of any Shareholder that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the voting rights attached to the Common Shares, any of our or our subsidiaries' directors or executive officers, or any associate or affiliate of any of the foregoing, in any transaction which has been entered into within our most recent completed financial year or during the current financial year that has materially affected or will materially affect us.

As noted above, we entered into the BBLF Credit Agreement and the BBLF Facilities with BBLF and the Acquisition Agreement with BAM. BBLF and BAM are related to us by virtue of their voting arrangements with Tricap Management. As noted above, Tricap Management has the right to direct and control 20.05% of the Common Shares and holds approximately 138.2 million Subscription Receipts. We paid US$300,000 to BAM on signing the term sheet for a commitment fee which will be applied against a 1% total commitment fee to be paid on drawdown of the debt financing.

                         TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for our Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

The registrar and transfer agent for our Class C Warrants is Computershare Trust Company of Canada at its principal offices located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and 11th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

The register of transfers for our:

     (a) Common Shares and Subscription Receipts are located at our Transfer Agent's principal office in Vancouver, British Columbia, and branch registers of transfer are located at our Transfer Agent's principal offices in Toronto, Ontario and Denver, Colorado; and

     (b) Class C Warrants is located at the Class C Warrant Trustees's principal offices in Vancouver, British Columbia and Toronto, Ontario.

                               MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business or as otherwise disclosed herein, there are no other material contracts that we have entered into within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) and still in effect.

The material contracts disclosed herein include the BBLF Facilities, Acquisition Agreement, Subscription Receipts Agreement and Fibre Supply Agreement.

                               INTEREST OF EXPERTS

Our auditors, KPMG LLP, have prepared the audit report attached to our audited financial statements for our most recent year end. To our knowledge, our auditors do not, directly or indirectly, hold any of our securities or have any interest in our property.

        INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS AND INFORMATION

This Annual Information Form contains statements which constitute forward-looking statements and forward-looking information within the meaning of applicable securities laws, including the Securities Act (Ontario) and the United States Securities Exchange Act of 1934. Those statements appear in a number of places in this document and include statements and information regarding our intent, belief or current expectations primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and our future operating performance. Such statements and information may be indicated by words such as "estimate", "expect", "intend", "believes", and similar words and phrases. Readers are cautioned that any such forward-looking statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements or information as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, changes in government regulation, fluctuations in demand and supply for our products, industry production levels and our ability to execute our business plan and misjudgments in the course of preparing forward-looking statements or information. The information contained in this Annual Information Form, including, without limitation, the information set forth under the heading "Business of the Company" and "Risk Factors" and the information contained in our MD&A for the year ended December 31, 2005 identifies important factors that could cause such differences. All subsequent written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by such cautionary statements.

                             ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans and a statement as to the interest of insiders in material transactions, will be contained in our management information circular for our annual meeting of shareholders to be held later this year. Additional financial information is provided in our audited financial statements and MD&A for our most recent year end. The foregoing additional information is available on SEDAR at www.sedar.com under the Company name.

                            GLOSSARY OF CERTAIN TERMS

Certain terms used herein are defined below.

"AAC"..................................   Allowable annual cut -- the volume of
                                          timber which the holder of a tree farm
                                          license or forest license may harvest
                                          under the license in any given year as
                                          determined by the Ministry of Forests.

"ADMT".................................   Air dried metric tonne -- a metric
                                          tonne of pulp with a moisture content
                                          of 10% or less.

"Acquisition"..........................   Our acquisition of 100% of the
                                          outstanding common shares of Cascadia
                                          for aggregate cash consideration of
                                          approximately $120 million plus an
                                          amount equal to Cascadia's working
                                          capital, subject to adjustment as
                                          provided in the Acquisition Agreement.

"Acquisition Agreement"................   The share purchase agreement dated as
                                          of November 10, 2005 between us and
                                          BAM regarding the Acquisition.

"annual cut"...........................   The volume of timber which the holder
                                          of a timber license expects to harvest
                                          annually from that timber license.

"BAM"..................................   Brookfield Asset Management Inc.

"BBLF".................................   Brookfield Bridge Lending Fund Inc.

"BBLF Facilities"......................   The U.S. Facility and the Canadian
                                          Facility, collectively, contemplated
                                          by the Bridge Lending Commitment.

"Board" or "Board of Directors"........   The board of directors of Western.

"board feet"...........................   The plural of board foot; a board foot
                                          is calculated by multiplying 1" x 12"
                                          x 12" = 1 foot board measure gross
                                          count. Lumber is then finished
                                          (planed/sanded) to a smaller size and
                                          sold based on the original gross
                                          count. The difference between gross
                                          size and net size is approximately
                                          72%.

"Bridge Lending Commitment"............   The committed term sheet dated
                                          November 10, 2005 between us and
                                          Tricap Management, pursuant to which
                                          Tricap Management or such other entity
                                          as may be designated by Tricap
                                          Management (which is expected to be
                                          BBLF) to be the lender will lend us a
                                          total of approximately $305,000,000,
                                          subject to the terms and conditions
                                          set out therein.

"Canadian Facility"....................   A one year $90 million term loan
                                          facility that Western entered into
                                          with BBLF.

"Canadian GAAP"........................   Canadian generally accepted accounting
                                          principles.

"Canadian Interests"...................   The Federal Government, other
                                          provincial governments of Canada and
                                          Canadian forest product companies.

"Canfor"...............................   Canadian Forest Products Ltd.

"Cascadia".............................   Cascadia Forest Products Ltd.

"CBCA".................................   Canada Business Corporations Act, as
                                          amended.

"CCAA".................................   Companies' Creditors Arrangement Act
                                          (Canada), as amended.

"CCFM".................................   Canadian Counsel of Forest Ministers.

"Centre"...............................   Saanich Forest Centre.

"CEO"..................................   Chief Executive Officer of Western.

"CIT"..................................   CIT Business Credit Canada Inc.

"Class A and B Warrant Indenture"......   The class A and B warrant indenture
                                          dated as of June 28, 2004 between
                                          Western and the Bank of New York.

"Class A and B Warrants"...............   The class A and B warrants of Western
                                          issued pursuant to the Class A and B
                                          Warrant Indenture in connection with
                                          the Plan.

"Class C Warrant Indenture"............   The class C warrant indenture dated as
                                          of July 27, 2004 between Western and
                                          the Transfer Agent.

"Class C Warrants".....................   The class C warrants of Western,
                                          consisting of three tranches, Tranche
                                          1, Tranche 2 and Tranche 3, issued
                                          pursuant to the Class C Warrant
                                          Indenture.

"Class C Warrant Trustee"..............   Computershare Trust Company of Canada.

"Closing Date".........................   The date we confirm to the
                                          Subscription Receipt Agent that the
                                          Exchange Conditions have been
                                          satisfied.

"COC"..................................   CSA Chair of Custody.

"Common Shares"........................   The common shares of Western.

"Court"................................   The Supreme Court of British Columbia.

"CSA"..................................   Canadian Standards Association.

"CVP"..................................   Comparable Value Pricing.

"CVD"..................................   Countervailing duties.

"DFPL".................................   4018940 Canada Inc. (formerly Doman
                                          Forest Products Limited).

"Doman"................................   Doman Industries Limited.

"DWL"..................................   4018982 Canada Inc. (formerly
                                          Doman-Western Lumber Ltd.).

"ECC"..................................   Extraordinary Challenge Committee.

"EMS"..................................   Environmental Management Systems.

"Exchange Conditions"..................   Means (1) all necessary regulatory
                                          filings have been made, waiting
                                          periods have expired and approvals
                                          have been obtained to allow for both
                                          the Acquisition and the resulting
                                          level of ownership of us by Tricap
                                          Management or Tricap Group; (2) the
                                          closing date of the Acquisition shall
                                          have occurred; and (3) either the
                                          Secured Bonds shall have been redeemed
                                          or the conditions for legal defeasance
                                          shall have been satisfied.

"Exchange Limitation"..................   Means the provisions of the
                                          Subscription Receipt Agreement under
                                          which Western may, at its option,
                                          permit the exchange of only that
                                          portion of the Subscription Receipts
                                          held by a holder or group of holders
                                          such that such holder(s) would
                                          beneficially own, or exercise control
                                          or direction over, not more than 49%
                                          of the Common Shares then outstanding,
                                          with the balance of the Subscription
                                          Receipts held by such holder(s) being
                                          exchanged for non-voting shares as
                                          described in Rights Offering
                                          Prospectus under "Non-Voting Shares".

"Federal Government"...................   The Federal Government of Canada.

"fibre"................................   The raw material used in the
                                          production of lumber and pulp
                                          consisting primarily of logs and wood
                                          chips.

"Fibre Supply Agreement"...............   Fibre supply agreement dated as of
                                          January 17, 2006 among Western, WPL,
                                          Coastal Fibre Limited Partnership and
                                          Howe Sound Pulp and Paper Limited
                                          Partnership.

"Forest Act"...........................   The Forest Act (British Columbia), as
                                          amended.

"forest license" or "FL"...............   A license granted by the Ministry of
                                          Forests which entitles the holder to
                                          cut a specific volume of timber on
                                          government lands.

"Forest Investment Account" or "FIA"...   A Provincial Government mechanism for
                                          promoting sustainable forest
                                          management in British Columbia through
                                          which the Minister of Forests may
                                          provide funding for certain forest
                                          management activities.

"Forest Renewal B.C."..................   A Provincial Government program whose
                                          mandate was to plan and implement a
                                          program of expenditures in order to
                                          renew the forest economy of British
                                          Columbia, enhance the productive
                                          capacity and environmental value of
                                          forest lands, create jobs, provide
                                          training for forest workers and
                                          strengthen communities.

"FR Act"...............................   Forestry Revitalization Act (British
                                          Columbia).

"FR Plan"..............................   Forest Revitalization Plan.

"green"................................   Green is lumber that is not kiln-dried
                                          or air-dried.

"Guarantors"...........................   Western's material subsidiaries.

"hectare"..............................   An area 100 meters by 100 meters,
                                          equal to 2.47 acres.

"hog fuel".............................   Wood residue produced by a sawmill or
                                          a log merchandiser.

"Island Timberlands"...................   Island Timberlands Limited
                                          Partnership.

"ISO"..................................   International Organization for
                                          Standardization.

"IWA Council"..........................   IWA Council of the United Steelworkers
                                          Union.

"log merchandiser".....................   The Company's log merchandiser located
                                          in Nanaimo, British Columbia, which
                                          extracts the lumber portions of lower
                                          quality logs and processes the balance
                                          into wood chips.

"LRMP".................................   Land and Resource Management Plans.

"m(3)".................................   A cubic metre.

"MD&A".................................   Management's Discussion and Analysis.

"MPS"..................................   Market Pricing System.

"Ministry of Forests"..................   The Ministry of Forests and Range of
                                          British Columbia.

"MMfbm"................................   One million board feet measure (see
                                          board feet).

"NAFTA"................................   The North American Free Trade
                                          Agreement.

"NBSK pulp"............................   Northern Bleached Softwood Kraft pulp,
                                          a high quality white chemical kraft
                                          pulp produced from slow growing
                                          northern softwood trees and
                                          differentiated from other grades of
                                          pulp by its fibre length and strength.

"Option Plan"..........................   Western's incentive stock option plan.

"Partnership"..........................   A newly formed partnership of Canfor
                                          and Oji Paper Canada Ltd.

"PASCI"................................   Port Alice Specialty Cellulose Inc.,
                                          an affiliate of LaPointe Partners,
                                          Inc.

"Plan".................................   The plan of compromise and arrangement
                                          pursuant to the CCAA and
                                          reorganization pursuant to CBCA in
                                          respect of the Predecessor implemented
                                          on the Plan Implementation Date.

"Plan Implementation Date".............   July 27, 2004.

"Plan Units"...........................   Units consisting of U.S.$1,000
                                          principal amount of Secured Bonds and
                                          29 Common Shares issued upon exercise
                                          of the Class A and B Warrants in
                                          accordance with the Plan.

"Port Alice Assets"....................   The Port Alice pulp mill and related
                                          assets of the Predecessor sold to
                                          PASCI by the Predecessor.

"PPWC".................................   Pulp, Paper and Woodworkers Union of
                                          Canada.

"Predecessor"..........................   Doman, Alpine Projects Limited,
                                          Diamond Lumber Sales Limited, DFPL,
                                          4019008 Canada Inc. (formerly Doman's
                                          Freightways Ltd.), 0183903 B.C. Ltd.
                                          (formerly Doman Holdings Limited),
                                          4018966 Canada Inc., (formerly Doman
                                          Investments Limited), 4019016 Canada
                                          Inc. (formerly Doman Log Supply Ltd.),
                                          DWL, Eacom Timber Sales Ltd., WFPL,
                                          4018974 Canada Inc. (formerly Western
                                          Pulp Inc.), WPLP and Quatsino
                                          Navigation Company Limited.

"Preferred Shares".....................   The preferred shares, issuable in
                                          series, of Western.

"Province" or "British Columbia".......   The Province of British Columbia.

"Provincial Government" or "Crown".....   The Provincial Government of British
                                          Columbia.

"Pulp Assets"..........................   All of the pulp related businesses and
                                          assets of the Predecessor, excluding
                                          the Port Alice Assets.

"pulp segment".........................   The Company's pulp management,
                                          manufacturing and sales operations.

"Quatsino".............................   Quatsino First Nation of the Kwakiutl
                                          Nation.

"replaceable contract".................   Replaceable contract under the Forest
                                          Act. An "evergreen" timber harvesting
                                          contract that is entered into between
                                          a holder of a replaceable license and
                                          a contractor, whereby, the contractor
                                          is obligated to perform one or more
                                          defined phases of timber harvesting
                                          within the license and, if
                                          satisfactorily performed, the license
                                          holder is obligated, prior to the
                                          expiry of the term of the contract, to
                                          offer the contractor a replacement
                                          contract on substantially the same
                                          terms and conditions as the contract
                                          being replaced.

"Rights Offering"......................   Western's offering by prospectus of
                                          rights to acquire Subscription
                                          Receipts exchangeable for Common
                                          Shares on the closing of the
                                          Acquisition.

"Rights Offering Prospectus"...........   Western's prospectus dated January 31,
                                          2000 related to the offering of
                                          rights.

"Secured Bond".........................   The U.S.$221 million of 15% senior
                                          secured notes due July 28, 2009 issued
                                          by Western and guaranteed by
                                          substantially all of its subsidiaries.

"Secured Bond Trustee".................   Bank of New York, as trustee for the
                                          holders of the Secured Bonds.

"Seller"...............................   Trilon Bancorp Inc., a wholly-owned
                                          subsidiary of BAM that is the current
                                          sole common shareholder of Cascadia.

"SFM"..................................   Sustainable Forest Management

"Solid Wood Assets"....................   All of the businesses and assets of
                                          the Predecessor other than the Pulp
                                          Assets and the Port Alice Assets.

"solid wood segment"...................   The Company's sawmilling, lumber
                                          remanufacturing, lumber marketing, log
                                          merchandiser and logging operations.

"SPF 2x4 lumber".......................   2" x 4" kiln dried random lengths of
                                          spruce, pine and fir lumber, which is
                                          a North American commodity grade of
                                          standard and better dimensional
                                          lumber.

"Standby Agreement"....................   The Standby Purchase Agreement with
                                          Tricap Management dated as of November
                                          10, 2005.

"Standby Commitment"...................   Tricap Management's obligation to
                                          purchase all of the Subscription
                                          Receipts not otherwise purchased
                                          pursuant to the Rights Offering.

"Standby Purchasers"...................   Tricap Management, certain mutual
                                          funds for which Merrill Lynch
                                          Investment Managers LP or its
                                          affiliates serves as investment
                                          adviser, certain funds for which
                                          Quadrangle Group LCC or its affiliates
                                          serves as adviser or manager and
                                          Amaranth LLC.

"Subscription Receipt Agent"...........   Computershare Trust Company of Canada.

"Subscription Receipt Agreement".......   The subscription receipt agreement
                                          dated February 6, 2006 between Western
                                          and the Subscription Receipt Agent.

"Subscription Receipts"................   The subscription receipts to be issued
                                          by the Company upon the exercise of
                                          Rights, in accordance with the
                                          Subscription Receipt Agreement, each
                                          of which Subscription Receipts will be
                                          exchangeable for Common Shares (or, in
                                          certain circumstances, non-voting
                                          shares as described in the Rights
                                          Offering Prospectus under "Non-Voting
                                          Shares") as provided therein.

"sustained yield"......................   The yield that a forest can produce
                                          continuously (i.e. in perpetuity) at a
                                          given intensity of management without
                                          impairment of the land's productivity,
                                          with the intent that there will be a
                                          balance between timber growth and
                                          harvesting on a sustainable basis.

"TFL 37"...............................   Tree Farm License 37.

"timber license" or "TL"...............   A license granted by the Ministry of
                                          Forests which entitles the holder to
                                          harvest the area over a specified
                                          period.

"timber supply areas" or "TSA".........   The areas of Provincial Government
                                          timberland which are not designated as
                                          TFLs.

"tonne"................................   A metric tonne -- 1,000 kilograms or
                                          2,204.6 pounds.

"Transfer Agent".......................   Computershare Investor Services Inc.

"tree farm license" or "TFL"...........   A TFL is a replaceable timber tenure
                                          that requires the licensee to manage a
                                          specified area of timberland on a
                                          sustained yield basis. TFLs are
                                          granted for 25-year terms and, subject
                                          to satisfactory performance of its
                                          obligations under the TFL agreement by
                                          the licensee, are replaced by the
                                          Minister of Forests every five to 10
                                          years with a new TFL with a 25-year
                                          term.

"Tricap"...............................   The Tricap Restructuring Fund.

"Tricap Group".........................   Tricap Management and the co-investors
                                          in the Tricap Restructuring Fund.

"Tricap Management"....................   Tricap Management Limited.

"TSX"..................................   The Toronto Stock Exchange.

"USDOC"................................   The United States Department of
                                          Commerce.

"USITC"................................   The United States International Trade
                                          Commission.

"unit".................................   Equals 200 cubic feet of wood chips.

"upper grade lumber"...................   A grade of lumber which is
                                          substantially clear of knots.

"U.S. Facility"........................   A four year U.S. $187.5 million term
                                          loan facility that Western entered
                                          into with BBLF.

"Weyerhaeuser".........................   Weyerhaeuser Company Limited.

"Weyerhaeuser Assets"..................   Weyerhaeuser's former British Columbia
                                          coastal operations that were acquired
                                          by Cascadia and Island Timberlands
                                          under the Weyerhaeuser Purchase
                                          Agreement.

"Weyerhaeuser Purchase Agreement"......   The asset purchase agreement dated
                                          February 17, 2005 between Weyerhaeuser
                                          and Coastal Acquisition Ltd., as
                                          amended by an amending agreement dated
                                          May 30, 2005 and assigned, in part, to
                                          Island Timberlands and in part to
                                          Cascadia.

"WFPL".................................   4018958 Canada Inc. (formerly Western
                                          Forest Products Limited).

"WPL"..................................   Western Pulp Limited (formerly 4204255
                                          Canada Inc.), a corporation
                                          incorporated pursuant to the CBCA, for
                                          the purpose of acquiring and holding
                                          the Pulp Assets.

"WPLP".................................   Western Pulp Limited Partnership.

"WPL"..................................   Western Pulp Limited.

"wood chips"...........................   Small pieces of wood used to make
                                          pulp. The wood chips are produced
                                          either from wood waste in a sawmill or
                                          a log merchandiser or from pulp wood
                                          cut specifically for this purpose.
                                          wood chips are generally uniform in
                                          size and are larger and coarser than
                                          sawdust.

"Working Capital Facility".............   A secured revolving operating loan
                                          facility of up to Cdn $100,000,000
                                          under an agreement with CIT.

"WTO"..................................   The World Trade Organization.

                                    APPENDIX

                          WESTERN FOREST PRODUCTS INC.

                             AUDIT COMMITTEE CHARTER

1.   PURPOSE

     The Board of Directors (the "Board") of Western Forest Products Inc. (the "Corporation") has established an Audit Committee (the "Committee") to assist the Board in fulfilling its oversight responsibilities regarding:

     (a) the accuracy and completeness of the Corporation's financial statements;

     (b) the internal control and financial reporting systems of the Corporation;

     (c)  the selection and activities of the Corporation's external auditor;

     (d)  risk management;

     (e) the Corporation's compliance with legal and regulatory requirements, and

     (f) any additional duties set out in this Charter or otherwise delegated to the Committee by the Board.

2.   MEMBERS

     Committee members, including the Committee Chair, shall be appointed annually by the Board based on recommendations of the Nominating and Corporate Governance Committee and shall consist of at least three members of the Board who meet the independence requirements of Multilateral Instrument 52-110 - Audit Committees.

     All members of the Committee shall be financially literate. While the Board shall determine the definition of and criteria for financial literacy, this shall, at a minimum, include the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

3.   DUTIES

     The Committee shall have the following duties:

     (a)  Financial Reporting and Disclosure

          (i) Audited Annual Financial Statements: Review the audited annual financial statements as prepared by management in conjunction with the external auditors, related management discussion and analysis ("MD&A") and earnings press releases for submission to Board for approval.

          (ii) Quarterly Review: Review the unaudited quarterly financial statements, the related MD&A and earnings press releases for submission to the Board for approval.

          (iii) Significant Accounting Practices and Disclosure Issues: Review with management and the external auditor, significant accounting practices employed by the Corporation and disclosure issues, including complex or unusual transactions, judgmental areas such reserves or estimates, significant changes to accounting principles, and alternative treatments under Canadian GAAP for material transactions. This review process shall be undertaken in order to have reasonable assurance that the financial statements are complete, do not contain any misrepresentations, and present fairly the Corporation's financial position and the results of its operations in accordance with Canadian GAAP.

          (iv) Compliance: Confirm through discussions with management and auditors whether Canadian GAAP and all applicable laws or regulations related to financial reporting and disclosure have been considered and obtain confirmations from management that Canadian GAAP and all such applicable laws have been complied with.

          (v) Legal Events: Review any actual or anticipated litigation or other events, including tax assessments, which could have a material current or future affect on the Corporation's financial statements, and the manner in which these have been disclosed in the financial statements.

          (vi) Off-Balance Sheet Transactions: Discuss with management the effect of any off-balance sheet transactions, arrangements, obligations and other relationships with unconsolidated entities or other persons that may have a material current or future affect on the Corporation's financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components or revenues and expenses.

          (vii) Disclosure Procedures: Satisfy itself that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted from the Corporation's financial statements and periodically assess the adequacy of those procedures.

     (b)  Oversight of Internal Controls

          (i) Review and Assessment: Review the adequacy and effectiveness of the Corporation's system of internal control and management information systems through discussions with management and the external auditor.

          (ii) Oversight: Oversee system of internal control, by:

               - Consulting with the external auditor regarding the adequacy of the Corporation's internal controls;

               - Monitoring policies and procedures for internal accounting, financial control and management information, electronic data control and computer security;

               - Obtaining from management adequate assurances that all statutory payments and withholdings have been made; and

               -    Taking other actions as considered necessary.

          (iii) Fraud: Oversee investigations of alleged fraud and illegality relating to the Corporation's finances and any resulting actions.

          (iv) Complaint: Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and for the protection from retaliation of those who report such complaints in good faith.

     (c)  External Audit

          (i) Appointment or Replacement: Recommend the appointment or replacement of the external auditor to the Board, who will consider the recommendation prior to submitting the nomination to the shareholders for their approval.

          (ii) Compensation: Review with management, and make recommendations to the Board, regarding the compensation of the external auditor. In making a recommendation with respect to compensation, the Committee shall consider the number and nature of reports issued by the external auditor, the quality of internal controls, the size, complexity and financial condition of the Corporation, and the extent of other support provided by the Corporation to the external auditor.

          (iii) Reporting Relationships: The external auditor will report directly to the Committee.

          (iv) Performance: Review with management the terms of the external auditor's engagement, accountability, experience, qualifications and performance. Evaluate the performance of the external auditor.

          (v) Transition: Review management's plans for an orderly transition to a new external auditor, if required.

          (vi) Audit Plan: Review the audit plan and scope of the external audit with the external auditor and management, and consider the nature and scope of the planned audit procedures.

          (vii) Audit Plan Changes: Discuss with the external auditor any significant changes required in the approach or scope of their audit plan, management's handling of any proposed adjustments identified by the external auditor, and any actions or inactions by management that limited or restricted the scope of their work.

          (viii) Review of Results: Review, independently from management and without management present, the results of the annual external audit, the audit report thereon and the auditor's review of the related MD&A, and discuss with the external auditor the quality (not just the acceptability) of accounting principles used, any alternative treatments of financial information that have been discussed with management, the ramifications of their use and the auditor's preferred treatment, and any other material communications with management.

          (ix) Disagreements with Management: Resolve any disagreements between management and the external auditor regarding financial reporting.

          (x) Material Written Communications: Review all other material written communications between the external auditor and management, including the post-audit management letter containing the recommendations of the external auditor, management's response and, subsequently, follow up identified weaknesses.

          (xi) Interim Financial Statements: Engage the external auditor to review all internal financial statements and review the results of the auditor's review of the interim financial statements and the auditor's review of the related MD&A independent of and without management present.

          (xii) Other Audit Matters: Review any other matters related to the external audit that are to be communicated to the Committee under generally accepted auditing standards or that relate to the external auditor.

          (xiii) Meeting with External Auditor: Meet with the external auditor independently from management and without management present (1) at least annually to discuss and review specific issues; and (2) as appropriate with respect to any significant matters that the auditor may wish to bring to the Committee for its consideration.

          (xiv) Correspondence: Review with management and the external auditor any correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies.

          (xv) Independence: At least annually, and before the external auditor issues its report on the annual financial statements, review and confirm the independence of the external auditor through discussions with the auditor on their relationship with the Corporation, including details of all non-audit services provided. Consider the safeguards implemented by the external auditor to minimize any threats to their independence, and take action to eliminate all factors that might impair, or be perceived to impair, the independence of the external auditor. Consider the number of years the lead audit partner has been assigned to the Corporation, and consider whether it is appropriate to recommend to the Board a policy of rotating the lead audit partner more frequently than every five years, as is required under the rules of the Canadian Public Accountability Board.

          (xvi) Non-Audit/Audit Services: Pre-approve, in accordance with applicable law, any non-audit services to be provided to the Corporation by the external auditor, with reference to compatibility of the service with the external auditor's independence.

          (xvii) Hiring Policies: Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.

     (d)  Risk Management

          Review and assess the adequacy of the Corporation's risk management policies and procedures with respect to the Corporation's principal business risks. Review and assess the adequacy of the implementation of appropriate systems to mitigate and manage the risks, and report regularly to the Board. Review the Corporation's insurance program.

     (e)  Regulatory Compliance

          Review with management the Corporation's relationship with regulators and the timeliness and accuracy of Corporation filings with regulatory authorities.

     (f)  Related Party Transactions

          Review with management all related party transactions and the development of policies and procedures related to those transactions.

     (g)  Board Relationship and Reporting

          (i) Adequacy of Charter: Review and assess the adequacy of the Committee Charter annually and submit such amendments as the Committee proposes to the Board.

          (ii) Disclosure: Oversee appropriate disclosure of the Committee's Charter, and other information required to be disclosed by applicable legislation, in the Corporation's Annual Information Form and all other applicable disclosure documents, including any management information circular distributed in connection with the solicitation of proxies from the Corporation's securityholders.

          (iii) Reporting: Report regularly to the Board on Committee activities, issues and related recommendations.

4.   CHAIR

     The Board will in each year appoint the Chair of the Committee. The Chair shall be financially literate. In the Chair's absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will have the right to exercise all powers of the Committee between meetings but will attempt to involve all other members as appropriate prior to the exercise of any powers and will, in any event, advise all other members of any decisions made or powers exercised.

5.   MEETINGS

     The Committee shall meet at the request of its Chair, but in any event it will meet at least four times a year. Notices calling meetings shall be sent to all Committee members. The external auditor or any member of the Committee may call a meeting of the Committee. The Chair of the Committee shall develop and set the Committee's agenda, in consultation with the other members of the Committee. Each member of the Committee is free to suggest the inclusion of items on the agenda. The agenda and information concerning the business to be conducted at each Committee meeting shall be distributed to the members of the Committee in advance of each meeting to permit meaningful review.

6.   QUORUM

     A majority of members of the Committee, present in person, by teleconference, or by videoconference will constitute a quorum.

7.   REMOVAL AND VACANCY

     A member may resign from the Committee, and may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director. The Board will fill vacancies in the Committee by appointment from among the directors of the Board in accordance with Section 2 of this

     Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all its powers.

8.   EXPERTS AND ADVISORS

     In order to carry out its duties, the Committee may retain or appoint, at the Corporation's expense, such independent counsel and other experts and advisors as it deems necessary. The Committee shall provide notice to the Nominating and Corporate Governance Committee of its actions in this regard.

9.   ACCESS

     The Committee may have access to and direct contact with any employee, contractor, supplier, customer or other person that is engaged in any business relationship with the Corporation to confirm information or to investigate any matter within the mandate of the Committee.

10.  SECRETARY AND MINUTES

     The Chair of the Committee shall appoint a secretary for each meeting to keep minutes of such meeting. The minutes of the Committee will be in writing and duly entered into the books of the Corporation. The minutes of the Committee will be circulated to all members of the Board.

Dated as of May 6, 2005

                                  FORM 52-109F1
                   CERTIFICATION OF ANNUAL FILINGS (MODIFIED)

I, REYNOLD HERT, President and Chief Executive Officer of WESTERN FOREST PRODUCTS INC., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of WESTERN FOREST PRODUCTS INC. (the "issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

     (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 27, 2006


"REYNOLD HERT"
----------------------------------------
REYNOLD HERT
PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                  FORM 52-109F1
                   CERTIFICATION OF ANNUAL FILINGS (MODIFIED)

I, PAUL IRELAND, Chief Financial Officer, of WESTERN FOREST PRODUCTS INC., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of WESTERN FOREST PRODUCTS INC. (the "issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

     (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 27, 2006


"PAUL IRELAND"
----------------------------------------
PAUL IRELAND
CHIEF FINANCIAL OFFICER